

Schneider Electric SA

2005 Annual Report

Merlin Gerin
Square D
Telemecanique

Schneider Electric
Building a New Electric World

Schneider Electric

Press release

Schneider Electric's HOMES project supported by the French Industrial Innovation Agency: an energy gain of up to 20 % in buildings

Rueil Malmaison, France, April 25th 2006 – The AII (French Industrial Innovation Agency), presided by Jean-Louis Beffa, has decided to support the **HOMES project** (Optimized housing and buildings for the control of energy and services) presented by Schneider Electric, amongst the first group of 5 selected projects.

Created in 2005 at the request of President Jacques Chirac, the AII supports highly innovative research and development programs with great market potential, in order to reinforce industry's competitiveness. The AII selected the **HOMES** project as it was particularly in line with the defined criteria: high technology products aiming for a wide market, a very high level of innovation, an extremely positive impact on European industry and the capacity of a leading industrial group to lead the project. **HOMES** represents an investment of more than € 80 million for the partners of the project and will receive 45 % funding of the AII in the form of subsidies and repayable advances, subject to European Commission approval.

In the face of constantly rising energy costs and the growing demands of environmental protection, energy saving represents a vital solution. The HOMES project aims to bring about an in-depth change in electrical distribution and building control systems – whether for new or renovated buildings in the tertiary or residential sectors – in order to ensure they offer all the functions necessary for optimized energy management. In this manner, **HOMES**, which will enable energy savings of as much as 20 %, is fully in line with **Schneider Electric's development strategy in the field of energy efficiency.**

HOMES defines new architecture for the control and distribution of energy in buildings, integrating innovative sensor, control and power technologies, to bring to market the products and solutions necessary for greater energy efficiency and allow the development of new services. Thanks to communicating sensors distributed throughout every zone of the building, the collaboration between the building's different systems and the "active control" of energy, every "last drop" of electricity will be used to the optimum. This means it will be possible to control the use of electricity in terms of the occupation of a given zone, the measured air quality in a room, ambient light, etc.

Behind project leader Schneider Electric, **HOMES** brings together Europe's leading companies in their respective fields, controlling the key technologies vital to the project's success: Ciat, Edf, Philips Lighting, Somfy, ST Microelectronics, TAC, Delta Dore, Polyspace, Radiall, Watteco, Wieland, the CEA, the CSTB (the building scientific and technical centre) and the IDEA laboratory.

Merlin Gerin
Square D
Telemecanique

Investor Relation
Schneider Electric
Alexandre Brunet
Tél. : +33 (0)1 41 29 70 71
www.schneider-electric.com
ISIN : FR0000121972

Media Contact
Schneider Electric
Véronique Moine
Tél. : +33 (0)1 41 29 70 76

Media Contact
DGM
Michel Calzaroni
Sonia Fellmann
Tél. : +33 (0)1 40 70 11 89

Press release *(p. 2)*

About Schneider Electric

World leader in electrical distribution and automation & control through its world brands, Merlin Gerin, Square D and Télémécanique, Schneider Electric develops a global offer of products and services for the residential, building, industry, energy and infrastructure markets.
In 2005, Schneider Electric and its 92,000 employees achieved sales of € 11.7 billion through 13,000 sales outlets in 130 countries.
www.schneider-electric.com.

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time.

Investor Relation
Schneider Electric
Alexandre Brunet
Tél. : +33 (0)1 41 29 70 71
www.schneider-electric.com
ISIN : FR0000121972

Media Contact
Schneider Electric
Véronique Moine
Tél. : +33 (0)1 41 29 70 76

Media Contact
DGM
Michel Calzaroni
Sonia Fellmann
Tél. : +33 (0)1 40 70 11 89

Schneider Electric

Financial Press Release

First-Quarter 2006 Sales
Exceptional Growth of 25.9%

- **New organic growth record of 13.3%**
- **Solid sales recovery confirmed in Western Europe**
- **Sustained growth dynamics maintained in North America**
- **Remarkable performance in all emerging countries**
- **Full year growth targets revised upwards**

Rueil Malmaison, May 2, 2006 – Sales for the **first quarter of 2006** totaled **€3,180 million**, up a particularly strong **25.9%** on a current structure and exchange rate basis from the year-earlier period.

Acquisitions (primarily ABS EMEA, Juno Lighting and BEI Technologies) contributed a significant €200 million, or 7.6% of growth for the period. The favorable currency effect added €103 million (+5%), reflecting the euro's still-high rate in first-quarter 2005.

On a constant structure and exchange rate basis, sales growth set a new record at **13.3%** in the first quarter 2006 compared to the same period last year.

First-quarter 2006 benefited from a larger number of business days compared with the year-earlier period. This added around 3 points to organic growth. An opposite effect of the same magnitude is expected in the second and third quarters taken together.

Schneider Electric achieved double-digit sales growth in all geographical regions, thanks to high demand in North America and, more recently, in Western Europe. The Group again turned in a remarkable performance in the emerging countries, with average growth of 22%. The figure was close to 30% in Eastern Europe, the Middle East, South America and South East Asia.

The breakdown by geographical region was as follows:

€ million	Q1 2006 sales	Organic growth quarter	Change in structure	Currency effect	% Change (current) quarter
Europe	1,489	+10.1%	+3.1%	+0.1%	+13.3%
North America	891	+12.2%	+20.0%	+12.8%	+45.0%
Asia – Pacific	532	+17.8%	+5.4%	+8.4%	+31.6%
Rest of the World	268	+28.6%	+0.7%	+9.6%	+38.9%
Total	**3,180**	**+13.3%**	**+7.6%**	**+5.0%**	**+25.9%**

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Financial Press Release (p. 2)

In **Europe**, sales rose **10.1%** in a context of investments recovery, notably in industry, in virtually all countries. Strong end-market demand was amplified by the positive impact of the development in new businesses (ultra terminal, services and automation) and a favorable basis of comparison in the first quarter compared to the rest of the year.

Sales increased substantially in Northern Europe, Spain and the UK, exceeding 10%. End-market trends were more mixed in France, Italy and Germany. In Eastern Europe, sales growth reached nearly 30%, on the back of high investment in all sectors.

In **North America**, demand remained buoyant in the industrial and commercial buildings market and stabilized at a high level in the residential market. Growth action plans, notably the development of energy management and services, also contributed to the **12.2%** increase in sales. Schneider Electric offers a unique portfolio of solutions and dedicated competencies to help customers protect themselves from energy supply disturbances.

In the **Asia-Pacific** region, sales grew **17.8%**, reflecting a sustained investment trend and low business levels in first-quarter 2005. All Asian countries enjoyed similar high levels of growth. The Group pursued its active expansion strategy in India, resulting in growth of more than 50%. Demand was strong in Japan, which saw a recovery in industrial investments.

Sales in the **Rest of the World** reached a fifth straight quarter of over-20% growth, at **+28.6%**. Schneider Electric's wide and solid geographic positions puts it in an ideal position to take advantage of the fast-growing economies in the Middle East, South America and Africa, where demand is being driven by the buoyant mining and oil industries.

****

"We are pursuing an offensive strategy based on innovation and expansion in high-potential markets and businesses to change our growth profile," noted Henri Lachmann, Chairman and Chief Executive Officer of Schneider Electric. *"Thanks to our leading positions in all regions, the deployment of new businesses – which now account for 40% of sales – and sustained investment in technology, we benefited from excellent worldwide business conditions and achieved a record organic growth in first-quarter 2006. Assuming these conditions, we anticipate for 2006 sales organic growth between 6% and 7%, noticeably above the target of our new² company program."*

****

Half-year financial results and second quarter sales will be released on July 28, 2006.

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry, energy and infrastructure markets. With 92,000 employees and operations in 130 countries, Schneider Electric generated sales of €11.7 billion in 2005 through 13,000 distributor outlets.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

NOTICE OF MEETING

Combined Ordinary and Extraordinary Annual Meeting

Of May 3, 2006

To be held at 3: 00 p.m. at

Palais des Congrès
(Grand Amphithéâtre, niveau1)
2, place de la Porte Maillot - 75017 Paris, France

Toll-free number for investors in France: 0800 20 55 14 www.schneider-electric.com

SCHNEIDER ELECTRIC SA
Incorporated in France with limited liability and issued capital of 1,812,953,816 euros
Registered Office: 43/45, Boulevard Franklin Roosevelt, 92500 Rueil Malmaison
Registered in Nanterre 542 048 574

INDEX

You are hereby notified that the Combined Ordinary and Extraordinary Annual Meeting of the shareholders of Schneider Electric SA will be held on

Wednesday, May 3, 2006 at 3: 00 p.m.
Palais des Congrès
(Grand Amphitheâtre, niveau 1) - 75017 Paris, France.

In order to deliberate on the following agenda (see proposed resolutions pages 20 to 38):

Agenda

- To receive and consider the reports of the Board of Directors and Statutory Auditors on the financial statements for the year ended December 31, 2005.
- To approve the financial statements for the year ended December 31, 2005.
- To approve the consolidated financial statements for the year ended December 31, 2005.
- To approve the Statutory Auditors' special report on agreements governed by Article L 225-38 of the Commercial Code.
- Allocation of income and fixing of dividends.
- Ratification of the co-optation of a director.
- Authorisation for the Management Board to buy back the Company's shares.
- Change in the Company's governance mode: adoption of the two-tiered structure with Management Board and Supervisory Board and amendment to articles of association.
- Amendment of shareholder disclosure requirements in the Company's articles of association.
- Appointment of members of the Supervisory Board.
- Setting the amount of directors' fees allocated to members of the Supervisory Board.
- Transfer to the Management Board of delegations to increase capital currently granted to the Board of Directors.
- Authorisation given to the Management Board to cancel, if necessary, Company shares purchased under the terms set by the General Meeting.
- Authorisation granted to the Management Board to allocate stock options to managers and employees of the Company and companies affiliated with it.
- Authorisation granted to the Management Board to allocate free shares to managers and employees of the Company and companies affiliated with it.
- Authorisation granted to the Management Board to carry out capital increases reserved for employees who subscribe to the corporate equity plan.
- Authorisation granted to the Management Board to carry out capital increases reserved for a category of beneficiaries: entities incorporated in favour of Group employees.
- To confer powers to fulfil formalities.

WHO MAY ATTEND

All shareholders, no matter how many shares they own, may attend the Meeting in person, appoint a proxy or vote by mail, subject to the following conditions:

- Owners of registered shares must appear in the Company's registry at least three days before the date of the Meeting.
- Owners of bearer shares must obtain a certificate from their authorized bank, stock broker or other financial intermediary stating that their shares will be blocked until the date of the Meeting. The certificate must be sent at least three days before the date of the Meeting to Schneider Electric SA's head office or to Société Générale, 32, rue du Champ-de-Tir, 44300 Nantes.

  Fill out the attached form and give it to your financial intermediary if you would like to have the certificate drawn up and sent to Société Générale automatically.

PROCEDURES

You wish to attend the Meeting

If you wish to attend and vote at the Meeting, you must apply for an admission card* by checking box A on the enclosed form, dating and signing it in the space provided at the bottom.

As in previous years, voting will be done electronically. You are asked to:

1. Present your admission card and sign the attendance sheet at the registration desk starting at 2: 15 p.m.
2. Enter the meeting room only with the electronic voting terminal provided upon signing the attendance sheet.
3. Carefully follow all the instructions for using the terminal given during the Meeting.

No voting terminals will be handed out after 2: 50 p.m.

*Note: If you do not receive your admission card in time for the Meeting, you may still attend if you can show that your shares are registered or, in the case of bearer shares, blocked until the date of the Meeting. You should check in at the registration desk starting at 2: 15 p.m.

You are unable to attend the Meeting

Please fill out the enclosed form and select one of the following options:

1. **Vote by mail.**
2. **Appoint your spouse or another shareholder (person or legal entity) as your proxy.**
3. **Give the Chairman of the Meeting power to vote on your behalf.**

The Board of Directors

How to take part in the meeting ?

- To atted the meeting :
Tick box A. date and sign

- Double voting right for those shareholders with registered shares held for at least two years.

Single voting right

- To vote by mail or by proxy (B)

- to vote by mail: *tick the box, in the boxes containing the numbers of the resolutions, if any, which you disagree, and then date and sign**



SCHNEIDER ELECTRIC S.A.
CADRE RESERVE
JE VOTE PAR CORRESPONDANCE / I VOTE BY POST
JE DONNE POUVOIR AU PRESIDENT DE L'ASSEMBLEE GENERALE
JE DONNE POUVOIR A

- To appoint the Chairman of the meeting as your proxy :
*Date and sign**

- To appoint your spouse or another individual or corporate shareholder as your proxy

Tick the box, indicate the surname of your proxy,
*date and sign**

** If the shares are jointly owned, all thejoint owners must sign the form*

Whatever choice you have made, please return the form, filled out and signed at the bottom of the form, using the special envelope enclosed assoon as possible. Please note that postage is prepaid ("Libre reponse") in France only : if you are posting the form outside France, you must pay postage. The form should be sent as follows :

- if you hosd registered sharess :
Société Générale
Service des Assemblées
BP 81236
32, rue du Champ-de-Tir
44312 Nantes cedex 3

- if you hold bearer shares :
to your authorized share account manager

The Board of Directors
(February 15, 2006)

Chairman and Chief Executive Officer

Henri Lachmann

Age: 67 years old
Professional address: Schneider Electric 43-45 bd Franklin Roosevelt – 92500 Rueil Malmaison, France
4,500 shares of Schneider Electric SA
First elected: 1996 / Term ends: 2008

Other directorships and functions in French or foreign companies

- Currently: Chairman and Chief Executive Officer of Schneider Electric SA; Chairman of Schneider Electric Industries SAS and Director of a number of Schneider Electric subsidiaries; Director of various Axa subsidiaries; Member of the Supervisory Boards of Vivendi Universal, Axa, and Norbert Dentressangle; Chairman of the Board of Directors of Centre Chirurgical Marie Lanelongue; Non-voting Director of Fimalac and Tajan

- Previous directorships and functions held in the past five years: Director of Vivendi Universal, a number of Schneider Electric subsidiaries, Etablissements de Dietrich & Cie, Finaxa, CNRS, and Fimalac Investissements; Member of the International Committee of Daimler Benz

Background

A graduate of Hautes Etudes Commerciales (HEC), Henri Lachmann began his career in 1963 with Arthur Andersen. In 1970, he joined Compagnie Industrielle et Financière de Pompey. In 1971 he became Chief Executive Officer of Financière Strafor (later Strafor Facom), where from 1981 to 1997 he served as Chairman and Chief Executive Officer. He has served as a Director of Schneider Electric SA since 1996 and was appointed Chairman on February 25, 1999.

Directors

Daniel Bouton*

Age: 55 years old
Professional address: Société Générale - Tour Société Générale 17 Cours Valmy - 92972 Paris La Defense, France
250 shares of Schneider Electric SA
First elected: 1995 / Term ends: 2008

Other directorships and functions in French or foreign companies

- Currently: Director of Schneider Electric SA; Chairman and Chief Executive Officer of Société Générale; Director of Total and Veolia Environnement

- Previous directorships and functions held in the past five years: Director of Arcelor; Member of the Supervisory Board of Vivendi Environnement

Background

A graduate of Ecole Nationale d'Administration with the title of Inspecteur Général des Finances, Daniel Bouton held several positions in the French Finance Ministry, including Budget Director, from 1988 to 1991. He joined Société Générale in 1991, becoming Chief Executive Officer in 1993 and Chairman in 1997.

Alain Burq

Age: 52 years old
Professional address: Schneider Electric Industries SAS: 89 bd Franklin Roosevelt – 92500 Rueil Malmaison, France
250 shares of Schneider Electric SA
First elected: 2000 / Term ends: 2008

Other directorships and functions in French or foreign companies

- Currently: Director of Schneider Electric SA; Member of the Supervisory Board of the "Schneider Actionnariat" corporate mutual fund; Responsible for special projects at Schneider Electric's Finance Department

- Previous directorships and functions held in the past five years: Chairman of Ordosoftware

Background

A graduate of Ecole Supérieure de Commerce de Paris, Alain Burq also has an MBA from the Wharton School of the University of Pennsylvania. In 1982, he joined Groupe Schneider subsidiary Spie Batignolles, where he held various positions until 1998, when he moved to Schneider Electric. He has been in charge of special projects for the Finance Department since 2005.

Gérard de La Martinière*

Age: 62 years old
Professional address: Fédération Française des Assurances: 26 Boulevard Haussmann - 75008 Paris, France
606 shares of Schneider Electric SA
First elected: 1998 / Term ends: 2007

Other directorships and functions in French or foreign companies

- Currently: Director of Schneider Electric SA; Chairman of Fédération Française des Sociétés d'Assurances (F.F.S.A.) and Chairman of the European Insurance Committee (CEA); Chairman of the Board of LCH.Clearnet Group Ltd., London, since January 2004 and Member of the Supervisory Board of Air Liquide since 2003

- Previous directorships and functions held in the past five years: Member of the Management Board of Axa; Director and Chief Executive Officer of Finaxa; Director of Crédit Lyonnais; Director of various Axa subsidiaries, including Compagnie Financière de Paris and Ateliers de Construction du Nord de la France (ANF)

Background

A graduate of Ecole Polytechnique and Ecole Nationale d'Administration, Gérard de La Martinière held several positions in the French Finance Ministry before serving as Secretary General of Commission des Opérations de Bourse and General Manager of Société des Bourses Françaises. In 1989, he joined Axa, where he was appointed Executive Vice-President, Holding Companies and Corporate Functions in 1993, member of the Management Board in 1997 and Executive Vice-President, Finance, Budget Control and Strategy in 2000. He left Axa in 2003 to become Chairman of Fédération Française des Sociétés d'Assurances (F.F.S.A.).

René de La Serre*

Age: 65 years old
Professional address: Compagnie Financière Edmond de Rothschild - 47 Rue Faubourg Saint-Honoré – 75008 Paris, France
1,000 shares of Schneider Electric SA
First elected: 2002 / Term ends: 2009

Other directorships and functions in French or foreign companies

- Currently: Director of Schneider Electric SA; Director of Sanofi-Aventis, Pinault-Printemps-Redoute and Harwanne Compagnie de Participations Industrielles et Financières SA (Geneva); Chairman of the Supervisory Board of Edmond de Rothschild Private Equity Partners; Member of the Supervisory Boards of Compagnie Financière Saint-Honoré, Compagnie Financière Edmond de Rothschild Banque, and Euronext NV (Amsterdam); Non-voting Director of Fimalac and of Nord-Est

- Previous directorships and functions held in the past five years: Director of Calyon, Crédit Lyonnais, Fimalac Investissement, Nord-Est, and AOBA Life (Japan) Compagnie Financière Saint-Honoré's permanent representative on the Supervisory Board of Compagnie Financière Edmond de Rothschild Banque; Chairman of the Board of Directors of Tawa UK Ltd (London); Advisor to the Chairman of Crédit Commercial de France; Chairman of CCF Suisse; Chairman of the Supervisory Board of Société Marseillaise du Crédit and CCF Asset Management; Director of several other CCF subsidiaries; Chairman and Chief Executive Officer of Continentale d'Entreprises

Background

After graduating from Ecole Polytechnique and Institut d'Etudes Politiques de Paris, Mr. Barbier de La Serre joined Banque de l'Union Européenne in 1963, later becoming Deputy Director. In 1973, he moved to Crédit Commercial de France (CCF), where he was appointed Managing Director in 1987 and Vice-Chairman and Chief Executive Officer in 1993. He left CCF in 1999. From 1988 to 1998, Mr. Barbier de La Serre was a member of Conseil des Marchés Financiers (formerly Conseil des Bourses de Valeurs), serving as Chairman from 1994 to 1998. In this capacity, he was a member of the Collège de la Commission des Opérations de Bourse.

Noël Forgeard*

Age: 59 years old
Professional address: EADS – 37 Boulevard Montmorency – 75016 Paris, France
250 shares of Schneider Electric SA
First elected: 2005 / Term ends: 2008 pending approval by shareholders at the Annual Meeting held in 2006

Other directorships and functions in French or foreign companies

- Currently: Director of Schneider Electric SA; Chief Executive Officer of EADS N.V.; Director of Arcelor, Dassault Aviation Ecole Polytechnique, and EADS N.V.

- Previous directorships and functions held in the past five years: Chairman and Chief Executive Officer of Airbus Holding SA; Chairman of the Board of Directors of Airbus France; Chairman or Director of various Airbus subsidiaries; Director of France Galop, IMS SA, and EADS CASA

Background

A graduate of Ecole Polytechnique and Ecole des Mines, Noël Forgeard began his career in the French civil service before joining Usinor subsidiary Compagnie Française des Aciers Spéciaux. In 1986, he served as an advisor on industrial issues in Prime Minister Jacques Chirac's office. In 1987, he joined Lagardère, where he headed Matra's defense and space divisions. Two years later, he became Chairman and Chief Executive Officer of Matra Haute Technologie. In 1998, Mr. Forgeard became CEO of Airbus before being appointed Chairman and CEO of EADS.

Jérôme Gallot*

Age: 46 years old
Professional address: Caisse des Dépôts et Consignations: 67 rue de Lille – 75007 Paris, France
250 shares of Schneider Electric SA
First elected: 2005 / Term ends: 2008

Other directorships and functions in French or foreign companies

- Currently: Director of Schneider Electric SA; Senior Executive Vice President, Caisse des Dépôts et Consignations; Director of Compagnie Nationale du Rhône (CNR), Caisse Nationale de Prévoyance Assurances d'ICADE, Galaxy Fund, Galaxy Management Services, and Caixa Seguros; Chairman of Sicav Austral

- Previous directorships and functions held in the past five years: None

Background

Mr. Gallot is a graduate of Institut d'Etudes Politiques de Paris and Ecole Nationale d'Administration. After three years with the Cour des Comptes, he served as an advisor to the Secretary General of the interministerial committee for European economic cooperation, from 1989 to 1992, and then moved to the Budget department. He was then Chief of Staff in a number of French ministries, from 1993 to 1997. In 1997, he was appointed Director of the Competition, Consumer Affairs and Anti-Fraud Division of the Ministry of the Economy and Finance. He left this position in 2003 to become Senior Executive Vice President at Caisse des Dépôts et Consignations.

Willy Kissling*

Age: 61 years old
Professional address: Poststrasse no. 4 - BP 8808 Pfaeffikon, Switzerland
500 shares of Schneider Electric SA
First elected: 2001 / Term ends: 2008

Other directorships and functions in French or foreign companies

- Currently: Director of Schneider Electric SA; Corporate Director; Director of Holcim Ltd (cement), Kühne + Nagel International AG (logistics); Chairman of the Board of Directors of Grand Hotels Bad Ragaz AG

- Previous directorships and functions held in the past five years: Chairman of the Board of Directors and Chairman and CEO of Unaxis Corporation; Vice-Chairman and later Chairman of Forbo Holding AG and SIG Holding Ltd.

Background

Mr. Kissling, a Swiss citizen, holds diplomas from the University of Bern and Harvard University. He began his career at Amiantus Corporation and then joined Rigips, a plasterboard manufacturer, in 1978. He was appointed to the Rigips Executive Committee in 1981 and subsequently became Chairman. From 1987 to 1996, Mr. Kissling served as Chairman and Chief Executive Officer of Landis & Gyr Corporation, a provider of services, systems and equipment for building technology, electrical contracting and pay phones. From 1998 to 2005, he was Chairman of Unaxis Corporation, also serving as Chairman and Chief Executive Officer from 1998 to 2002.

James Ross*

Age: 67 years old
Professional address: Flat 4 55, Onslow Square – London SW7 3LR England
300 shares of Schneider Electric SA
First elected: 1997 / Term ends: 2007

Other directorships and functions in French or foreign companies

- Currently: Director of Schneider Electric SA; Director of McGraw-Hill Inc., Datacard Inc., and Prudential plc; Chairman of Leadership Foundation for Higher Education

- Previous directorships and functions held in the past five years: Chairman of Littlewoods plc; Chairman of National Grid; Vice-Chairman of National Grid Transco

Background

James Ross, a British subject, is a graduate of Oxford University. In 1959 he joined BP, where he held several positions before becoming a Managing Director in 1991. He was Managing Director of Cable & Wireless plc from 1992 to 1995, when he was appointed Chairman of the National Grid. After National Grid merged with Transco in 1999, he served as Vice-Chairman of National Grid Transco until 2004.

Chris Richardson

Age: 61 years old
Professional address: 2321 Tanglewood Brok Lane - 35243 Birmingham, Alabama (USA)
250 shares of Schneider Electric SA
First elected: 2004 / Term ends: 2008

Other directorships and functions in French or foreign companies

- Currently: Director of Schneider Electric SA
- Previous directorships and functions held in the past five years: Former Executive Vice-President of Schneider Electric's North American Division; Director of Square D, Financière MGE, MGE Finances SAS, MGE-UPS Systems, and Schneider (Thailand) Ltd.

Background

A US citizen, Mr. Richardson graduated from Iowa State University after serving in the US Air Force from 1964 to 1968 and joined Square D in 1971. He spent his entire career with the company, which was acquired by Schneider Electric in 1991. From 1998 to January 2004, he served as Executive Vice-President of Schneider Electric's North American Division.

Piero Sierra*

Age: 71 years old
Professional address: Pirelli SpA: Viale Sarca 222 – 20126 Milan, Italy
1,000 shares of Schneider Electric SA
First elected: 1997 / Term ends: 2008

Other directorships and functions in French or foreign companies

- Currently: Director of Schneider Electric SA; Special Advisor for the administration of Pirelli's international companies, Alexandria Tire Corp., Pirelli Deutschland AG, Pirelli Neumaticos SAIC, Pirelli UK Tyres, Turk Pirelli Lastikleri AS, Pirelli North America Inc., Pirelli SA (Brazil); Chairman of A.I.R.C. (Italian Association for Cancer Research) and F.I.R.C. (Italian Foundation for Cancer Research); Advisor to I.E.O. (European Institute of Oncology)
- Previous directorships and functions held in the past five years: Pirelli Cables Et Systemes SA, Pirelli Armstrong Tire Corp, Pirelli Cable Corporation, Pirelli Cables Ltd., Pirelli Cables SAIC, Pirelli Cabos SA, Pirelli Canada Inc., Pirelli Tyre Holding NV Pirelli Tyre Holding NV, Pirelli UK Tyres, Turk Pirelli Lastikleri AS

Background

Piero Sierra, an Italian citizen with a degree in humanities from the University of Lyon, joined Milan-based Pirelli SpA in 1962. He held management positions in Italy and abroad before becoming Director and Chief Executive Officer of Pirelli SpA from 1991 to 1995.

Serge Weinberg*

Age: 55 years old
Professional address: Weinberg Capital Partners – 40 rue de la Boëtie – 75008 Paris, France
500 shares of Schneider Electric SA
First elected: 2005 / Term ends: 2009

Other directorships and functions in French or foreign companies

- Currently: Director of Schneider Electric SA; Chairman of the Board of Directors of Accor; Chairman and Chief Executive Officer of Weinberg Capital Partners; Member of the Supervisory Board of Gucci Group; Director of Gucci Group and FNAC; General Manager of Adoval and Maremma
- Previous directorships and functions held in the past five years: Chairman of the Management Board of Pinault-Printemps-Redoute; Chairman of the Supervisory Boards of France Printemps, Conforama Holding, Guilbert SA, and Redcats; Member of the Supervisory Boards of Yves Saint-Laurent Parfum, Boucheron Holding and PPR Interactive (PPR's permanent representative); Tennessee's permanent representative on the Board of Directors of Bouygues; Director of Rexel and PPR Asia; General Manager of De Serole

Background

After graduating from France's Ecole Nationale d'Administration, Mr. Weinberg held several positions in the civil service and ministerial offices. He then served as Chief Operating Officer of French television channel FR3, Chief Executive Officer and the Chairman of the Management Board of Havas Tourisme, and Managing Director of Banque Pallas Finance. In 1990, Mr. Weinberg joined what would become Pinault-Printemps-Redoute (PPR) when he became Chief Executive of CFAO. Within PPR, he served as Chairman of Rexel (formerly CDME), an electrical equipment distributor. In 1995, he was appointed Chairman of the PPR Management Board, a position he held until early 2005.

Non-voting Directors

Claude Bébéar

Age: 70 years old
Professional address: Axa – 25 Avenue Matignon 75008 Paris, France
250 shares of Schneider Electric SA
First elected: 2004 / Term ends: 2008

Other directorships and functions in French or foreign companies

- Currently: Non-voting Director of Schneider Electric SA; Chairman of the Supervisory Board of Axa; Director of various Axa subsidiaries and BNP-Paribas; Member of the Supervisory Board of Vivendi Universal
- Previous directorships and functions held in the past five years: Chairman and Director of various Axa subsidiaries, including Axa Financial; Chairman and Chief Executive Officer of Finaxa; Director of Schneider Electric SA and Vivendi Universal

Background

A graduate of Ecole Polytechnique, Claude Bébéar joined in 1958 the mutual insurance company that would become Axa in 1985. He was appointed Chairman and Chief Executive Officer of the company in 1975. From late 1996, when Axa merged with UAP, until 2000, when he was appointed Chairman of the Supervisory Board, Mr. Bébéar served as Chairman of Axa's Management Board and Chairman of its Executive Committee.

Cathy Kopp

Age: 58 years old
Professional address: Accor: 33 Avenue du Maine – 75015 Paris, France
250 shares of Schneider Electric SA
First elected: 2005 / Term ends: 2009

Other directorships and functions in French or foreign companies

- Currently: Non-voting Director of Schneider Electric SA; Human Resources General Manager of Accor

- Previous directorships and functions held in the past five years: Vice-President, Corporate Human Resources and member of the Executive Committee of LVMH

Background

After earning a degree in mathematics, Cathy Kopp joined IBM France in 1973. In 1992, she became Human Resources Director at IBM France. In 1996, she was appointed Vice-President Human Resources at IBM Corp.'s Storage Systems Division. In 2000, Ms. Kopp became Chairman and CEO of IBM France. She joined Accor in 2002 as Human Resources General Manager. She is a member of the French anti-discrimination authority (Halde).

**Independent director, as defined in the Bouton report on corporate governance*

Summary Overview of the Company's Financial Situation and Business Activity in 2005

- **Sales: strong growth throughout the year**

Sales enjoyed strong growth in 2005, gaining a reported + 12.8% to end the year at €11,679 million.

The acquisitions made in 2005 – PMI (Canada), Elau (Germany), ABS EMEA (Europe and Middle East), Juno Lighting (USA) and BEI Technologies (USA) – and the full-year impact of the acquisitions made in 2004 – Andover Controls and Kavlico – contributed a significant €433 million, or +4.2%. The currency effect became slightly positive, increasing sales by €74 million, or +0.7%.

On a constant structure and exchange rate basis, sales rose a robust +7.9% led by the continuation of very favorable trends in emerging countries, a sustained growth in North America and stepped-up demand in Western Europe.

- **Strong growth in operating income**

Operating profit strongly increased by +22% to €1,565 million, primarily driven by the Group's organic performance. The performance reflects:
- Strong business growth combined with effective price management,
- Significant industrial productivity gains, linked to the acceleration of efficency plans, notably production cost rebalancing and logistics optimization,
- Tight control over base costs.

Operating margin came to 13.4% in 2005 showing a significant growth of 1% point. All regions and activities show strong improvement in operating margins.

- **Net income**

Net income also rose strongly by +21% to €994 million.

Earnings per share increased by +22% to €4.56.

- **Operating cash flow**

In 2005, the Group generated an operating cash flow of €1,548 million, showing a significant increase representing 13.3% of turnover as compared to 12.2% in 2004.

- **Return on capital employed**

Return on capital employed came to 10.5%, a +0.8% point gain, thanks to controlled capital employed, especially working capital.

- **Outlook 2006**

Assuming current economic and currency conditions, Schneider Electric anticipates for 2006 an other increase of sales and operating income, in line with the growth and efficiency targets of its new company programme, new[2].

Five-year Financial Summary

	2001	2002	2003	2004	2005
Capital and Potential Capital at December 31					
Capital stock *(in thousands of euros)*	1 922 080	1 926 503	1 854 737	1 809 553	1 812 954
Shares in issue	240 260 029	240 812 905	231 842 170	226 194 177	226 619 227
Convertible bonds in issue *(in thousands)*	-	-	-	-	-
Maximum number of shares to be created *(in thousands)*:					
• through conversion of bonds	-	-	-	-	-
• through exercise of rights	9 357	5 744	5 707	7 140	10 126
Results of Operations *(in thousands of euros)*					
Sales net of VAT	1 368	1 979	1 896	1 206	2 868
Investment revenue, interest income and other revenue	740 644	676 937	640 884	627 388	507 001
Income before tax, depreciation, amortization and provisions	521 908	156 103	395 142	547 381	411 950
Income tax	-	-	5 835	4 156	278
Net income	(811 224)	221 139	474 732	558 767	450 793
Dividends paid (1) excluding *précompte* equalization tax and tax credit	312 338,0	(2) 228 819	255 026	407 150 (3)	509 893 (4)
Per Share Data *(in euros)*					
Net income before depreciation, amortization and provisions	2,29	1,30	1,79	2,51	2,12
Earnings per share	(3.38)	0.92	2.05	2.47	1.99
Dividend per share, net of tax credit	1,30	1,00	1,10	1,80	2.25 (4)
Employees					
Average number of employees during the year	5	3	3	3	3
Total payroll for the year *(in thousands of euros)*	4 469	3 823	2 213	2 443	4 446
Total employee benefits paid over the year (payroll taxes, other benefits) *(in thousands of euros)*	914	668	415	534	690

(1) Dicends paid to shares held in treasury on the dividend payment date and the associated *précompte* tax are credited to retained earnings.

(2) After cancellation of 12 million shares.

(3) we to the abolition of both précompte equalization tax and tax credit, a one-off tax of 25% of the net amount of distributions made in 2005 is introduced as a substitute. This tax is creditable against the corporate income tax (one third for each of the 3 following years). The excess credit for each year is refunded.

(4) Subject to the shareholders' approval.

Presentation of the Agenda for the Ordinary and Extraordinary Annual General Meeting

The Board of Directors hereby convenes the Combined General Meeting to receive and adopt the annual accounts, to determine the amount of dividend distribution and to change the Company's governance structure.

The meeting is also invited to amend shareholder disclosure requirements in the Company's articles of association, renew financial authorisations relating to the purchase by the Company of its own shares and the cancellation of these shares, as well as financial authorisations for employees (stock options, free shares, capital increases reserved for employees).

I. Approval of annual accounts – fixing of dividend

The first two resolutions concern the approval of the corporate financial statements and the consolidated financial statements respectively. Schneider Electric SA posted earnings of €450.8 million in fiscal 2005. Group share of consolidated net income was €994 million, up 21% as compared with fiscal 2004.

The third resolution concerns the approval of the Auditors' report on the regulated conventions entered into over previous years. No regulated convention was entered into in 2005.

The purpose of the fourth resolution is to appropriate distributable income and decide on the distribution of a dividend of €2.25 per share taken from this profit. Under the new tax system, shareholders will not receive any tax credits for this dividend. On the other hand, individuals who pay income tax in France will receive an exemption of 40% of all dividends received in the income tax base. They will have a tax credit for all the dividends received, capped at €115 for single, divorced or widowed taxpayers and €230 for married couples who are taxed together.

The dividend will be paid on May 9, 2006.

II. New governance structure

The seventh resolution proposes a modification of the Company's governance structure by *creating a Supervisory Board and a Management Board.*

This Board of Directors considers that this new governance structure is the one best suited to the Company to ensure the smooth succession of its Chairman and continue with Group strategy, given the proposed composition of the Supervisory Board and the one envisaged for the Management Board.

According to the amendments to the articles of association submitted for your approval, the Management Board (articles 17 to 21) is made up of two to seven members appointed by the Supervisory Board for a three-year term. The age limit of Management Board members is 65 years, but may be extended up to 68.

The Management Board is vested with the most extensive powers to act on behalf of the Company in all circumstances, within the limits of the corporate object, and subject to the powers expressly attributed by law to General Meetings of shareholders and the Supervisory Board.

It will have two members: Jean-Pascal Tricoire, currently Chief Operating Officer of Schneider Electric, who will be its Chairman, and Pierre Bouchut, Executive Vice-President Finance and Control – Legal Affairs.

The Supervisory Board (articles 11 to 16) is made up of a maximum of eighteen members, all individuals, who must own at least 250 Company shares for the duration of their term, which is four years, renewable. However, in accordance with the recommendations of the Vienot report, should the Supervisory Board be entirely renewed, the term of half of its members, who are chosen by a draw, would end after two years. It is also stipulated that half the members of the first Supervisory Board will be appointed for a two-year term.

The maximum age limit of members of the Supervisory Board is 74 years, and the number of Board members over 70 years may not make up more than a third of the total number of members.

The Supervisory Board can appoint one or two advisors and create one or more specialised committees from among its members.

The Supervisory Board determines the number of members of the Management Board and then appoints members. It has the power to dismiss one or more members of the Management Board. The Supervisory Board is in charge of the permanent oversight of the Company's Management Board, by carrying out any audits and controls that it deems necessary and by asking for all documents that it considers necessary for carrying out its duties. In accordance with legal provisions, it determines the mode and amount of the remuneration of each the members of the Management Board (article 21), it authorises regulated conventions as well as sales of buildings or shares, and issues guarantees, sureties and backing, under the conditions stipulated by law. The articles of association also specify that a certain number of decisions taken by the Management Board in relation to the Company's capital and strategy be submitted for approval to the Supervisory Board.

Pursuant to resolutions nine to twenty, we propose that you appoint the following as members of the Supervisory Board: Sirs Henri Lachmann (for a four-year term), Alain Burq, director representing employee shareholders, (for a two-year term), Gérard de La Martinière (for a four-year term), René de La Serre (for a two-year term), Noël Forgeard (for a four-year term), Jérôme Gallot (for a two-year term), Willy Kissling (for a two-year term), Ms. Cathy Kopp (for a four-year term), Sirs James Ross (for a four-year term), Chris Richardson for a two-year term), Piero Sierra (for a two-year term) and Serge Weinberg (for a four-year term).

Their biographies are given in the presentation of the Board of Directors. It is to be noted, however, that Ms. Kopp and Sirs de La Martinière, de La Serre, Forgeard, Gallot, Kissling, Ross, Sierra and Weinberg are independent directors.

We would also like to add that Mr Daniel Bouton, a current director, has not wished to be a member of the Supervisory Board as a result of time constraints. The Supervisory Board should be appointing Mr Claude Bébéar as non-voting director.

The Board of Directors has co-opted Mr Noël Forgeard as director to replace Mr Thierry Breton who has had to resign after his appointment as Minister for Economy, Finance and Industry. The fifth resolution proposes that you ratify this co-optation.

The twenty-first resolution proposes that you set the directors' fees paid to members of the Supervisory Board at the same amount as that currently paid to the members of the Board of Directors, i.e. €800,000.

III. Other amendment of the articles of association

The eighth resolution proposes that the meeting raise from 0.5% to 1% of the Company's capital or voting rights the minimum amount of share disclosure requirements in the Company's articles of association and to stipulate that any shares owned in excess of the threshold that is a multiple of 1% (and no longer 0.5%) must also be declared to the Company. The minimum threshold of 1% is the one that is most common in CAC 40 companies.

IV. Financial authorisations

a) Transfer of delegations of power to the Management Board

The twenty-second resolution requires that you grant the Management Board the various authorisations previously granted to the Board of Directors to increase share capital with the exercise or waiving of preferential rights pursuant to the eleventh, twelfth and thirteenth resolutions of the combined general meeting held on May 12, 2005.

b) Share buy-back

The sixth resolution concerns the authorisation granted to the Company to buy back its own shares in accordance with the provisions of Articles L 225-209 et seq. of the French Commercial Code. The maximum purchase price per share is fixed at €120 and the minimum selling price at €60. The Company bought back 203,071 shares under the authorisation granted by the General Meeting in 2005.

The twenty-third resolution aims at granting your Board of Directors with all powers to cancel shares bought by the Company under the share buy-back programmes. This authorisation, which is valid for twenty-four months, concerns 10% of share capital. The Company bought back 7 million shares under the authorisation granted by the General Meeting in 2004.

c) Renewal of financial authorisations in favour of employees

Stock options plans

The purpose of the twenty-fourth resolution is to renew the authorisation to grant stock options to managers and employees of Schneider Electric SA and companies affiliated to it within the meaning of Article L.225-180 of the French Commercial Code.

Based on the authorisation of May 6, 2004 which expires on July 5, 2007, your Board of Directors allotted 5.9 million stock options (under the 2004, 2005 and 2006 annual plans and the trophies of the New2004 company programme) representing 2.6% of capital, with the understanding that the exercise of most of these options is conditioned on the achieving of financial targets (revenue, operating margin, etc.), and that consequently some of these options will be cancelled.

The new authorisation is granted to the Management Board for a maximum period of thirty-eight months. The number of stock options allocated and not yet exercised is limited to 3% of share capital. Stock options will be allotted without a discount and their price cannot be lower than the average of the first stock prices quoted over the last twenty trading days prior to the day on which the stock options were granted. The maximum period validity of options is set at ten years.

This nature of this authorisation, implies the waiving of the preferential subscription rights of shareholders.

Allotment of free shares

The twenty-fifth resolution recommends that the Meeting authorise the Management Board to allot the Company's shares free of charge to managers and employees of Schneider Electric SA affiliated companies within the meaning of Article L 225-197-2 of the Commercial Code.

This new scheme to develop the loyalty and motivation of managers and employees was introduced by the 2005 Finance Act. The Management Board should be able to use this possibility, if the need arises.

In accordance with the provisions of the Commercial Code, it will be the duty of the Management Board to decide who will be allotted these free shares, under what conditions and, if necessary, the criteria for allotting the shares. It is stipulated that the total number of free shares granted may not account for more than 0.5% of the Company's capital and that the number of shares to which beneficiaries of the stock options allotted under the twenty-fourth resolution of the general meeting and shares allotted under this resolution are entitled may not exceed 3% of the Company's capital. The allotment of shares will be conditioned on the achievement of the operating margin and revenues targets set by the Management Board. They will be granted at the end of a period the duration of which will be defined by the Management Board and that cannot be less than two years. Likewise, it will be the duty of the Management Board to set the retention period of shares by the beneficiaries of the allotment. This period may also not be less than two years.

The present authorisation is granted for a maximum period of thirty-eight months.

Given that the shares that may be allotted free of charge may be existing shares as well as shares that are yet to be issued, the authorisation implies that shareholders will waive their right to their share of reserves, earnings or issue premiums corresponding to the par value of the shares that will be issued.

Should the Management Board allot shares that are yet to be issued, it would buy back shares to cancel these when it transfers them to their beneficiaries, so as to protect against the dilution of the shares allotted.

Capital increase reserved for employees

The purpose of the twenty-sixth resolution is to grant the Management Board the powers necessary to carry out capital increases reserved for employees who contribute to the Employee Savings Plan, within the limit of 5% of share capital. This authorisation, which is valid for five years, sets a 15% limit on the discount that may be given on the price of shares proposed to employees who contribute to an employee savings plan.

This authorisation cancels and supersedes the one granted under the same conditions by the General Meeting of May 12, 2005, which was not used by the Board of Directors.

The twenty-seventh resolution is intended to extend employee shareholding operations to certain foreign countries with local legislations that are not compatible with the rules of the employee shareholding plan. To this effect, it specifies that the Management Board be authorised to carry out capital increases reserved for a category of beneficiaries, in this case, entities created to subscribe to the Company's shares under employee share-holding programmes.

This authorisation concerns 0.5% of the Company's capital. The share issues carried out will be charged to the ceiling of 5% of the amount of capital increases reserved for employees who subscribe to an employee savings plan. The shares may be issued with a discount not exceeding 15% of the reference stock price.
This authorisation is valid for a maximum period of eighteen months.

RESOLUTIONS

Resolutions voted on in Annual Shareholders' Meeting

■ First resolution

(2005 statutory financial statements)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the reports of the Board of Directors and the Auditors, approves the transactions and statutory financial statements for the year ended December 31, 2005, as presented by the Board of Directors. The General Meeting also approves the recording under retained earnings in the opening balance sheet of the effect of the change in accounting method relating to the measurement of pension and other post-employment benefit obligations, leading to the recognition of a liability of €10,427,963 which reduced total retained earnings from €333,539,951 to €323,111,988.16.

■ Second resolution

(2005 consolidated financial statements)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the reports of the Board of Directors and the Auditors, approves the consolidated financial statements for the year ended December 31, 2005, as presented by the Board of Directors.

■ Third resolution

(Agreements governed by Article L.225-38 of the French Commercial Code)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the Auditors' special report on agreements governed by Article L.225-38 of the French Commercial Code, presented in accordance with Article L.225-40 of said Code, notes the information contained in the Auditors' report.

■ Fourth resolution

(Appropriation of profit and dividend payment).

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, resolves to appropriate profit available for distribution in the amount of €773,904,684.17, corresponding to profit for the year of €450,792,696.01 plus retained earnings of €323,111,988.16 as follows:

Dividends	€509,893,260.75
Retained earnings	€264,011,423.42
Total	€773,904,684.17

The dividend will amount to €2.25 for the 226,619,227 €8 par value shares cum dividend January 1, 2005 that were outstanding on December 31, 2005.

The full dividend will be eligible for the 40% deduction for individuals resident in France as of January 1, 2006, provided for in Article 153-8-2 of the French Tax Code.

Unpaid dividends on shares held in treasury as of the dividend payment date will be allocated to retained earnings.

No amounts eligible or not eligible for the 40% deduction provided for in Article 158-3-2 of the French Tax Code will be distributed, other than the dividend described above.

Dividend payments and any corresponding tax credits for the last three years were as follows:

	Net dividend	**Tax credit**	**Total revenue**
	€	€	€
2002	1	0.5 (1) 0.1 (2)	1.5 1.1
2003	1.1	0.55 (1) 0.11 (2)	1.65 1.21
2004	1.8	-	1.8 (3)

(1) 50% tax credit
(2) 10% tax credit
(3) Full dividend eligible for a 50% deduction for individuals resident in France as of January 1, 2005.

■ **Fifth resolution**
(Ratification of Noël Forgeard's appointment as a Director).

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, and having heard the report of the Board of Directors, ratifies the appointment of Noël Forgeard as a Director to replace Thierry Breton, for a period of two years expiring at the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 accounts.

■ **Sixth resolution**
(Authorization to trade in the Company's shares – maximum purchase price: €120; minimum selling price: €60).

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, having heard the report of the Board of Directors drawn up in accordance with Article L.225-209 of the French Commercial Code and noted the reallocation of shares presented in the report, authorizes the Board of Directors – or, subject to adoption of the seventh resolution of this Meeting, the Management Board – in accordance with Article L.225-209 of the French Commercial Code to buy back Company shares in order to reduce the capital, or in connection with stock option plans, or plans to grant shares

without consideration, or to permit the conversion of convertible debt securities, or to finance an acquisition, or for the purpose of market making under a liquidity agreement.

- The maximum number of shares that may be acquired pursuant to this authorization may not exceed 10 percent of the issued share capital, representing 22,661,922 shares as of the date of this Meeting.

- The maximum purchase price is set at €120 and the minimum selling price at €60. However, if all or some of the shares acquired pursuant to this authorization are intended to be allotted on exercise of stock options, in application of Articles L.225-177 *et seq.* of the French Commercial Code, the selling price of the shares in question will be determined in accordance with the provisions of the law governing stock options.

- Share purchases may not exceed an aggregate maximum amount of €2,719,439,040.

- The shares may be acquired, sold or otherwise transferred by any appropriate method, and in compliance with current legislation, on the market or over the counter, including through block purchases or sales, the use of all forms of derivatives traded on a regulated market or over the counter, or the use of put or call options including combined puts and calls.

- Shares acquired may also be canceled, subject to compliance with the provisions of Articles L.225-204 and L.225-205 of the French Commercial Code and in accordance with the twenty-third resolution below.

- The Board of Directors – or, subject to approval of the seventh resolution of this Meeting, the Management Board – may adjust the maximum and minimum prices set above in the following cases: 1) an issue of bonus shares or increase in the par value of existing shares paid up by capitalizing reserves or earnings, 2) a stock split or reverse stock split, or 3) more generally, any transaction affecting equity, to account for the impact of such transactions on the share price. The adjustment will be determined by multiplying the price by the ratio between the number of shares outstanding before and after the transaction.

- This authorization will expire at the end of a period of eighteen months from the date of this Meeting.

Resolutions voted on in Extraordinary Shareholders' Meeting

■ **Seventh resolution**

*(Change in the Company's corporate governance structure: **adoption of a two-tier structure with a Management Board and a Supervisory Board**)*

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings, and having heard the report of the Board of Directors, resolves, in accordance with Article L.225-57 of the French Commercial Code, to change the Company's corporate governance structure by adopting, as from the date of this Meeting,

a two-tier structure with a Management Board and a Supervisory Board as governed by Articles L.225-57 to L.225-93 of the French Commercial Code.
The General Meeting therefore resolves to amend the articles of association as follows:

I.

a) Article 1, paragraph 1 shall be amended to read as follows: The Company is a French joint stock company (*société anonyme*) with a Management Board and a Supervisory Board.
b) In article 5, paragraph 2, the words "Board of Directors" shall be replaced by "Supervisory Board".
c) In article 5, paragraph 3, as well as in articles 10, 24 and 26, the words "Board of Directors" shall be replaced by "Management Board".

II. Articles 19 to 23 will become articles 24 to 28
III. Articles 11 to 18 will be replaced by the following provisions (articles 11 to 23):

SECTION III

CORPORATE GOVERNANCE

Article 11: Composition of the Supervisory Board

a) *The Supervisory Board shall have at least three and no more than eighteen members, who shall be individuals. In the event of a merger this number may be increased in accordance with the conditions set down by law.*

Members of the Supervisory Board shall each hold at least 250 of the Company's shares throughout their term of office.

b) *Supervisory Board members shall be elected for renewable terms of four years. As an exception to this rule, the terms of office of half of the members of the first Supervisory Board (rounded down to the nearest whole number where appropriate) shall be two years.*

If all the members of the Supervisory Board are re-elected at the same time, the terms of office of half of the members (rounded down to the nearest whole number where appropriate) shall expire after two years and the terms of office of the remaining members shall expire after four years. The members to be given four-year terms shall be decided by the drawing of lots at a Board meeting.

The terms of office of Supervisory Board members shall expire at the close of the Annual Shareholders' Meeting called to approve the financial statements of the previous year and held during the year in which said terms are due to expire.

The age limit for membership of the Supervisory Board shall be seventy-four years.

a two-tier structure with a Management Board and a Supervisory Board as governed by Articles L.225-57 to L.225-93 of the French Commercial Code.
The General Meeting therefore resolves to amend the articles of association as follows:

I.

a) Article 1, paragraph 1 shall be amended to read as follows: The Company is a French joint stock company (*société anonyme*) with a Management Board and a Supervisory Board.
b) In article 5, paragraph 2, the words "Board of Directors" shall be replaced by "Supervisory Board".
c) In article 5, paragraph 3, as well as in articles 10, 24 and 26, the words "Board of Directors" shall be replaced by "Management Board".

II. Articles 19 to 23 will become articles 24 to 28
III. Articles 11 to 18 will be replaced by the following provisions (articles 11 to 23):

SECTION III

CORPORATE GOVERNANCE

Article 11: Composition of the Supervisory Board

a) *The Supervisory Board shall have at least three and no more than eighteen members, who shall be individuals. In the event of a merger this number may be increased in accordance with the conditions set down by law.*

Members of the Supervisory Board shall each hold at least 250 of the Company's shares throughout their term of office.

b) *Supervisory Board members shall be elected for renewable terms of four years. As an exception to this rule, the terms of office of half of the members of the first Supervisory Board (rounded down to the nearest whole number where appropriate) shall be two years.*

If all the members of the Supervisory Board are re-elected at the same time, the terms of office of half of the members (rounded down to the nearest whole number where appropriate) shall expire after two years and the terms of office of the remaining members shall expire after four years. The members to be given four-year terms shall be decided by the drawing of lots at a Board meeting.

The terms of office of Supervisory Board members shall expire at the close of the Annual Shareholders' Meeting called to approve the financial statements of the previous year and held during the year in which said terms are due to expire.

The age limit for membership of the Supervisory Board shall be seventy-four years.

- *Financing transactions that could substantially modify the Company's financial structure.*
- *All forms of business acquisitions.*
- *Strategic partnership agreements.*

c) In addition, prior approval from the Supervisory Board is required for:
- *Share buyback programmes to be recommended to the Shareholders' Meeting.*
- *The implementation of stock option plans and bonus share plans for employees of the Company and employees and officers of related companies, as well as the granting of stock options or bonus shares to members of the Company's Management Board.*
- *Amendments to the Company's articles of association to be recommended to the Extraordinary Shareholders' Meeting.*
- *Profit appropriation and dividends to be recommended to the Annual Shareholders' Meeting.*
- *The payment dates for dividends and any interim dividends.*

d) The Supervisory Board may authorize the Management Board to carry out the operations set out above subject to an overall aggregate ceiling and specific ceilings (as determined by the Supervisory Board) for the transactions referred to in paragraphs a) and b). The Supervisory Board's prior approval shall be required for any transaction exceeding the said ceilings.

4. The Supervisory Board may create one or more Committees of the Board. The Supervisory Board shall determine the composition of any Committees thus created as well as their roles and responsibilities. The Committees shall report to the Supervisory Board.

5. The Supervisory Board shall draw up internal rules covering its procedures and shall inform the Management Board thereof.

Article 14: Supervisory Board meetings

The Supervisory Board shall meet as often as is required in the interests of the Company and at least once every quarter.

Meetings shall be called by the Chairman or Vice-Chairman by any appropriate method, including verbally.

The Chairman must call a meeting within ten days when a member of the Management Board or at least a third of the members of the Supervisory Board so request (provided reasons are given for such a request). If such a request is not met, the requesting parties may call a meeting themselves setting out the meeting agenda. In other cases, the agenda shall be set by the Chairman and may be determined at the meeting itself.

Meetings shall be held at the venue specified in the notice of meeting. Supervisory Board members may participate in meetings by videoconference or conference call.

Article 15: Compensation payable to Supervisory Board members

1. *Supervisory Board members shall be paid a fixed annual compensation. The aggregate amount of this compensation shall be set by an ordinary General Meeting and shall apply until a new amount is set by a subsequent meeting. The Supervisory Board shall be responsible for allocating this aggregate amount among its individual members in the form of attendance fees.*

2. *The compensation paid to the Chairman and Vice-Chairman shall be determined by the Supervisory Board.*

3. *The Supervisory Board may grant additional compensation to members of the Board for exceptional assignments or duties, in accordance with the conditions set down by law.*

Article 16: Non-voting members

The Supervisory Board may appoint one or two non-voting members who shall attend meetings in a consultative capacity. Said non-voting members may sit on Committees of the Board. They shall be appointed for a maximum period of four year. Their appointment may be renewed and they may be removed from office at any time, without notice. Non-voting members of the Board may or may not be shareholders. Their annual compensation shall be determined by the Supervisory Board.

Article 17: Composition of the Management Board

1. Appointment
The Company shall be managed by a Management Board made up of between two and seven members who shall perform their duties under the oversight of the Supervisory Board in accordance with the law and the following provisions of the articles of association.

The Management Board shall be appointed for a period of three years_by the Supervisory Board. In the event of vacancies on the Management Board, the Supervisory Board shall appoint new members in accordance with the law. In addition, provided the overall limit on the number of members is not exceeded, the Supervisory Board may appoint one or two additional members during the term of office of the Management Board.

The age limit for Management Board members shall be sixty-five. Any member reaching the age of sixty-five shall be deemed to have resigned at the end of the fiscal year during which his sixty-fifth birthday took place. However, when a member of the Management Board reaches the age of sixty-five, the Supervisory Board may extend his term of office for a total period not to exceed three years. The terms of office of Management Board members shall be renewable.

2 Removal from office

Management Board members may be removed from office either by a General Shareholders' Meeting or by the Supervisory Board. Compensation may be payable if a Management Board member is removed from office without reasonable cause.

Article 18: Chairman of the Management Board – Chief Executive Officer

The Supervisory Board shall appoint one of the members of the Management Board as Chairman.
The Chairman of the Management Board shall represent the Company in its dealings with third parties.

The Supervisory Board may grant this same power of representation to one or more members of the Management Board, in which case said members shall have the title of Vice-Chairman and Chief Executive Officer of the Management Board, Chief Executive Officer of the Management Board or Chief Executive Officer.

The Supervisory Board shall have the power to remove the Chairman from office and, where applicable, may revoke the above-mentioned power of representation.

Article 19: Powers and duties of the Management Board

1. *The Management Board shall have the broadest powers to act in the Company's name in all circumstances within the scope of the corporate purpose, except for those powers directly vested in shareholders or the Supervisory Board by law. Actions by the Management Board are binding on the Company towards third parties even when they fall outside the scope of the corporate purpose, unless the Company can prove that the third party concerned knew that the action exceeded this scope, or could not have failed to know this under the circumstances. Publication of the articles of association does not, in itself, constitute such proof.*

2. *The Management Board may give specific permanent or temporary assignments to members of the Board or other persons or entities and may grant them the powers that it deems necessary for one or more identified purposes, either with or without authority to delegate said powers.*

3. *Subject to the approval of the Supervisory Board, the members of the Management Board may allocate management tasks between them. However, in no circumstances shall such allocation relieve the Management Board of the obligation to hold meetings or to make critical management decisions, nor of the duty of diligence owed by each member of the Management Board and their corresponding joint and several liability.*

4. *If the Supervisory Board withholds its approval of any transaction requiring its prior authorization in accordance with article 13 of these articles of association, the Management Board may refer the matter to a General Shareholders' Meeting, which shall decide whether or not to give its approval.*

5. *The Management Board shall report to the Supervisory Board on at least a quarterly basis, orally or in writing, on the business of the Company and the Group.*

Article 20: Management Board meetings

The Management Board shall meet as often as is required in the interests of the Company. Meetings shall be called by the Chairman or at least half of the Board's members. They shall be held at the venue specified in the notice of meeting. Meetings may be called by any appropriate method, including verbally. Additional business may be added to the agenda at the time of the meeting.

Management Board members may participate in meetings by videoconference or conference call.

Decisions of the Management Board shall be adopted by a majority of the votes cast by members present or represented. In the event of a split decision, the person chairing the meeting shall have the casting vote.

The Management Board shall draw up internal rules covering its procedures in consultation with the Supervisory Board.

Article 21: Compensation payable to members of the Management Board

The Supervisory Board shall set the amount and terms of compensation paid to each member of the Management Board.

SECTION IV

AUDITORS

Article 22

The General Shareholders' Meeting shall appoint the Statutory Auditors and Substitute Auditors in accordance with the applicable law.

SECTION V

GENERAL SHAREHOLDERS' MEETINGS

Article 23

General Shareholders' Meetings shall be called and held in accordance with the applicable law.

Meetings shall be held at the Company's registered office or at any other venue specified in the notice of meeting. When the decision is made to call a General Meeting, the Management Board may also decide that all or part of the meeting will be broadcast by videoconferencing techniques and/or any other telecommunication medium.

Attendance and exercise of voting rights at both ordinary and Extraordinary General Meetings are subject to certain conditions:

- *Holders of registered shares must have such shares recorded in the Company's share register.*
- *Holders of bearer shares must file at the address specified in the notice of meeting a certificate issued by the bank or broker that manages their securities account stating that the shares will not be sold in the period up to the date of the Meeting. Where appropriate, such shareholders must also provide proof of their identity in accordance with the applicable law and regulations.*

These formalities must be completed five clear days before the date of the Meeting. However, the Management Board may reduce such period and may accept documents filed outside the applicable period.

When the decision is made to call a General Meeting, the Management Board may also decide to allow shareholders to participate or vote at General Meetings using videoconferencing facilities and/or any other telecommunication medium allowed under the applicable legislation.

Meetings shall be chaired by the Chairman of the Supervisory Board or in his absence by the Vice-Chairman, or in his absence by a member of the Supervisory Board specially appointed for that purpose by the Supervisory Board. If no such member is appointed by the Supervisory Board, the Meeting shall elect its own Chairman.

The two shareholders present who hold the largest number of votes and who accept shall act as scrutineers.

The Bureau shall appoint a Secretary, who may or may not be a shareholder.

A list of participants at the meeting shall be drawn up pursuant to the law.

Copies or excerpts of the minutes of the meeting shall be certified by the Chairman or Vice-Chairman of the Supervisory Board, a member of the Management Board or the Meeting Secretary.

■ Eighth resolution

(Amendment of disclosure thresholds contained in the articles of association)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the report of the Board of Directors, resolves to amend the disclosure thresholds contained in the Company's articles of association to 1% or any multiple of 1% of the Company's share capital or voting rights. The General Meeting therefore resolves that article 7, paragraph 2, of the articles of association shall now read as follows:

When a shareholder, whether a corporate entity or individual, increases its direct or indirect interest, within the meaning of Article L. 233-9 of the French Commercial Code to 1% or more of the Company's capital or voting rights, or any multiple thereof, the shareholder concerned shall notify the Company, within five trading days of the threshold being crossed, by registered letter with return receipt requested, of the total number of shares, share equivalents and voting rights that it controls, either alone (directly or indirectly) or in concert. This disclosure requirement shall also apply when the percentage of the share capital or voting rights falls below the thresholds stipulated above. In the case of failure to comply with these disclosure rules, at the request of one or several shareholders together representing at least 2.5% of the Company's capital, made at a General Shareholders' Meeting, the undisclosed shares will be stripped of voting rights, subject to the conditions set down by law.

Resolutions voted on in Annual Shareholders' Meeting

- **Ninth resolution**

*(Election of **Henri Lachmann** as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – **Henri Lachmann** as a member of the Supervisory Board for a period of **four years**, expiring at the close of Annual Shareholders' Meeting to be called in 2010 to approve the 2009 financial statements.

- **Tenth resolution**

*(Election of **Alain Burq** as a member of the Supervisory Board representing employee shareholders)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – **Alain Burq** as a member of the Supervisory Board in his capacity as a member of the Supervisory Board of a corporate mutual fund invested in Schneider Electric SA shares, for a period of **two years**, expiring at the close of the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 financial statements.

- **Eleventh resolution**

*(Election of **Gérard de La Martinière** as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – **Gérard de La Martinière** as a member of the Supervisory Board for a period of **four years**, expiring at the close of the Annual Shareholders' Meeting to be called in 2010 to approve the 2009 financial statements.

- **Twelfth resolution**

*(Election of **René de La Serre** as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – **René de**

La Serre as a member of the Supervisory Board for a period of **two years,** expiring at the close of the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 financial statements.

■ **Thirteenth resolution**
*(Election of **Noël Forgeard** as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – **Noël Forgeard** as a member of the Supervisory Board for a period of **four years**, expiring at the close of the Annual Shareholders' Meeting to be called in 2010 to approve the 2009 financial statements.

■ **Fourteenth resolution**
*(Election of **Jérôme Gallot** as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – **Jérôme Gallot** as a member of the Supervisory Board for a period of **two years**, expiring at the close of the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 financial statements.

■ **Fifteenth resolution**
*(Election of **Willy Kissling** as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – **Willy Kissling** as a member of the Supervisory Board for a period of **two years**, expiring at the close of the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 financial statements.

■ **Sixteenth resolution**
*(Election of **Cathy Kopp** as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – **Cathy Kopp** as a member of the Supervisory Board for a period of **four years**, expiring at the close of the Annual Shareholders' Meeting to be called in 2010 to approve the 2009 financial statements.

■ **Seventeenth resolution**
*(Election of **James Ross** as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – **James Ross** as a member of the Supervisory Board for a period of **four years**, expiring at the close of the Annual Shareholders' Meeting to be called in 2010 to approve the 2009 financial statements.

■ Eighteenth resolution

*(Election of **Chris Richardson** as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – **Chris Richardson** as a member of the Supervisory Board for a period of **two years**, expiring at the close of the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 financial statements.

■ Nineteenth resolution

*(Election of **Piero Sierra** as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – **Piero Sierra** as a member of the Supervisory Board for a period of **two years**, expiring at the close of the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 financial statements.

■ Twentieth resolution

*(Election of **Serge Weinberg** as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – **Serge Weinberg** as a member of the Supervisory Board for a period of **four years,** expiring at the close of the Annual Shareholders' Meeting to be called in 2010 to approve the 2009 financial statements.

■ Twenty-first resolution

(Attendance fees payable to members of the Supervisory Board).

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, and having heard the report of the Board of Directors, sets – subject to approval of the seventh resolution of this Meeting – the maximum attendance fees payable to members of the Supervisory Board at €800,000 per year.

Resolutions voted on in Extraordinary Shareholders' Meeting

■ Twenty-second resolution

(Transfer of authorizations to the Management Board).

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings, resolves, subject to approval of the seventh resolution in this Meeting to transfer to the Management Board the authorizations held by the Board of Directors to:

1°) increase the Company's capital by issuing common shares or share equivalents with pre-emptive subscription rights for existing shareholders, pursuant to the eleventh resolution of the Annual and Extraordinary Shareholders' Meeting of May 12, 2005.

2°) increase the Company's capital by issuing common shares or share equivalents without pre-emptive subscription rights for existing shareholders, pursuant to the twelfth resolution of the Annual and Extraordinary Shareholders' Meeting of May 12, 2005;

3°) to issue shares without pre-emptive subscription rights in payment for shares tendered to a public exchange offer or for contributed assets, pursuant to the thirteenth resolution of the Annual and Extraordinary Shareholders' Meeting of May 12, 2005.

■ Twenty-third resolution

(Authorization to cancel the shares purchased under the shareholder-approved buyback programme, within the limit of 10% of the capital)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings, and having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with Article L.225-209 of the French Commercial Code, to authorize the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – to cancel the shares of the Company acquired under the shareholder-approved buyback programme, as provided for in Article L.225-209 of the French Commercial Code, as follows:

. The Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – shall have full discretionary authority to cancel, on one or several occasions, all or some of the shares purchased under the shareholder approved buyback programme, provided that the total number of shares canceled in the 24 months following the date of this Meeting does not exceed 10% of the total number of shares outstanding, and to reduce the Company's capital accordingly.
. The difference between the purchase price of the shares and their par value will be charged against additional paid-in capital and, if appropriate, against the legal reserve for the portion of the difference representing 10% of the capital reduction.

This authorization is given for a period of 24 months from the date of this Meeting. The Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – shall have full powers to carry out any and all actions, formalities and filings required to cancel the shares, reduce the capital and amend the articles of association to reflect the new capital, either directly or through a duly authorized representative.

■ Twenty-fourth resolution

(Authorization given to the Management Board to grant stock options to officers and employees of the Company and its subsidiaries and affiliates).

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings and having heard the report of the Board of Directors and the Auditors' special report:

- Authorizes the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – to grant to officers and employees of the Company and its subsidiaries and affiliates, as defined in Article L.225-180 of the French Commercial Code, on one or several occasions, options to subscribe for new Schneider Electric SA shares or to purchase existing Schneider Electric SA shares acquired by the Company in accordance with the law. This authorization is subject to the following conditions:

- The option exercise price may not be less than the average of the prices quoted for the Company's shares over the twenty trading days preceding the date of grant;
- In addition, for options exercisable for existing shares, the exercise price may not be less than the average price paid for shares held in treasury under Articles L.225-208 and L.225-209 of the French Commercial Code; and,
- The total number of options granted under this authorization, less any options exercised or canceled, may not carry the right to subscribe for or purchase shares representing over 3% of the Company's capital and the options must have a life of five to ten years.

Shareholders hereby waive their pre-emptive right to subscribe for the shares to be issued on exercise of the options.

- Gives full powers to the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – subject to the restrictions specified above, to:

  - Set the terms and conditions of the transactions and the terms and conditions of grant of the options and draw up the list of grantees.
  - Set the life of the options and the exercise dates or periods.
  - Determine the conditions governing any adjustment of the exercise price and/or the number of shares to be subscribed for or purchased, in order to take account of any dilutive financial transactions carried out by Schneider Electric SA.
  - Carry out, directly or through a representative, any and all formalities required to effect the capital increase or increases undertaken pursuant to this authorization, amend the articles of association to reflect the new capital and generally do everything necessary.

  In all cases subject to compliance with the laws and regulations in force when the options are granted.

The Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – will report to each Annual Shareholders' Meeting on the transactions carried out under this authorization.
This authorization is given for a period of thirty-eight months from the date of this Meeting.

■ Twenty-fifth resolution

(Authorization given to the Management Board to grant shares without consideration to officers and employees of the Company and its subsidiaries and affiliates)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings, and having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with Articles L.225-197-2 *et seq.* of the French Commercial Code:

- To authorize the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – to grant to officers and employees of the Company, as defined in Article L.225-197-1 of the French Commercial Code, and its

subsidiaries and affiliates, as defined in Article L.225-197-2 of said Code, on one or several occasions, existing or new shares of the Company without consideration.

- That the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – shall draw up the list of recipients of the grants, as well as the conditions and criteria for making said grants.

- That the total number of shares granted without consideration under this resolution may not represent more than 0.5% of the Company's issued capital as of the date of this Meeting; furthermore, that the sum of the shares that may be subscribed for or purchased on exercise of options granted under the twenty-fourth resolution and the shares that may be granted without consideration under this resolution may not represent more than 3% of the Company's capital.

- That rights to said shares shall vest after a period of no less than two years, conditional on the achievement of the operating margin and revenue targets set by the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors –, and that the vesting period shall be followed by a two-year lock-up period. The Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – may extend the vesting period or the lock-up period at its discretion.

- To authorize the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – to adjust the number of shares in the case of any corporate actions, in order to prevent any dilution of beneficiaries' rights.

- That new shares granted to employees and officers without consideration will be paid up by capitalizing retained earnings, profit or additional paid-in capital; consequently, shareholders automatically waive their right to the portion of retained earnings, profit or additional paid-in capital that may be capitalized to pay up any new shares issued under this resolution.

- That this authorization is given for a period of 38 months from the date of this Meeting.

Shareholders give full powers to the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – to carry out, directly or through a representative, any and all formalities required to use this authorization, and, where necessary, to adjust the number of shares to take into account the effects of any corporate actions, to place on record the capital increase or increases undertaken pursuant to this authorization, amend the articles of association to reflect the new capital and generally do everything necessary.

■ Twenty-sixth resolution

(Issuance of shares to employees who are members of an Employee Stock Purchase Plan)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings, having considered the report of the Board of Directors and the Auditors' special report, resolves, pursuant to Articles L.443-1 *et seq.* of the French Labor Code and L.225.129-6 and L.225-138-1 of the French Commercial Code, and in

accordance with said Commercial Code, subject to approval of the seventh resolution above:

- To give the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – a five-year authorization from the date of this Meeting to increase the share capital on one or several occasions, at its discretion, by issuing shares and share equivalents to the members of an Employee Stock Purchase Plan set up by French or foreign related companies, in accordance with Article L.225-180 of the French Commercial Code and Article L.444-3 of the French Labor Code. The maximum nominal amount by which the capital may be increased may not exceed 5% of the issued capital as of the date on which this authorization is used.

- To set the maximum discount at which shares may be offered under the Employee Stock Purchase Plan at 15% of the average of the opening prices quoted for Schneider Electric shares on Euronext Paris over the twenty trading days preceding the date on which the decision is made to launch the employee share issue. However, the General Meeting specifically authorizes the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – to reduce the above discount, within legal and regulatory limits.

- That in the case of an issue of share equivalents, the characteristics of these securities will be determined in accordance with the applicable regulations by the Management Board or – if the seventh resolution of this Meeting is not adopted – by the Board of Directors.

- That shareholders shall waive their pre-emptive right to subscribe for the share equivalents to be issued under this authorization as well as the shares issued directly or indirectly on redemption, conversion, exchange or exercise of share equivalents, together with any rights to shares or share equivalents attributed in application of this resolution.

- That the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – shall have full powers to use this authorization, including the powers of delegation provided for by law, subject to the limits and conditions described above. In particular, the Board shall have full powers to:

  - decide the characteristics of the securities to be issued, the amounts of the issues, the issue price, the subscription date or period, the terms and conditions of subscription, payment and delivery of the securities, as well as the cum-dividend or cum-interest date, subject to compliance with the applicable laws and regulations;

  - place on record the capital increases corresponding to the aggregate par value of the shares subscribed directly or on redemption, conversion, exchange or exercise of share equivalents;

  - where appropriate, charge the share issue costs to the related premiums and credit all or part of the remaining premiums to the legal reserve as needed in order to raise this reserve to one-tenth of the new capital after each increase;

- enter into any and all agreements, carry out any and all operations and formalities, directly or through a representative, including the formalities related to the capital increase and the corresponding amendment of the articles of association, and generally do whatever is necessary.

- generally, enter into any and all underwriting or other agreements, take any and all measures and perform any and all formalities related to the issue, quotation and servicing of the securities issued under this authorization and the exercise of the related rights.

■ Twenty-seventh resolution
(Issuance of shares to entities set up to hold shares on behalf of employees)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings and having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with Articles L.225-129 to L. 225-129-2 and L. 225-138-1 of the French Commercial Code:

1. To give the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – an eighteen-month authorization to increase the share capital on one or several occasions, at its discretion, by issuing shares to the persons falling into the category defined below. Said shares will rank *pari passu* with existing shares. The maximum nominal amount by which the capital may be increased may not exceed 0.5% of the issued capital as of the date of this Meeting. The amount of any capital increase carried out under this authorization shall be deducted from the aggregate amount by which the capital may be increased under the twelfth resolution of the Annual and Extraordinary Shareholders' Meeting of May 12, 2005 and the twenty-sixth resolution of this Meeting.

2. To waive shareholders' pre-emptive right to subscribe for shares issued under this resolution to the following category of beneficiaries: all incorporated and unincorporated entities governed by French or foreign law created at the request of a company belonging to the Schneider Electric Group, in order to enable said entities to subscribe for Schneider Electric shares as permitted under any applicable foreign law, for the purpose of a stock purchase plan set up for employees of the Schneider Electric Group.

3. That the issue price of shares issued under this resolution will be set by the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – based on the price quoted for the Company's shares on the Eurolist market of Euronext Paris. At the discretion of the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – said price will be equal to either (i) the closing price of the Company's shares quoted on the trading day preceding the decision of the Management Board – or, if the seventh resolution of this Meeting is not adopted, of the Board of Directors – setting the issue price, or (ii) the average of the opening prices quoted for the Company's shares over the twenty trading days preceding the decision of the Management Board – or, if the seventh resolution of this Meeting is not adopted, of the Board of Directors – setting the issue price. When setting the issue price for these shares, the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – may apply a maximum discount of 15% to the quoted price of Schneider Electric

shares as determined in accordance with either (i) or (ii) above. The discount will be determined by the Management Board – or, if the seventh resolution of this Meeting is not adopted, by the Board of Directors – taking into consideration any specific foreign legal, regulatory or tax provisions which may apply to any beneficiary entity governed by foreign law.

4. That the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – shall have full powers to use this authorization as provided for by law, including the powers of delegation, subject to the limits and conditions described above.

■ **Twenty-eighth resolution**
(Powers)

The General Meeting gives full powers to the bearer of a copy or extract of the minutes of the meeting to carry out all legal filing and other formalities.

Request for documents and Additional information

Pursuant to Article 135 of the Decree of March 23, 1967
SCHNEIDER ELECTRIC SA

Combined Ordinary and Extraordinary General Meeting
on Wednesday, May 3, 2006

I undersigned : ____

Ms, Mr,
NAME (or company name): ....

First name : ____

Address : ....

Postal Code :____________________ City ______________________

Owner of :______________Registered shares

and/or ....bearer shares.

Request a copy of the documents and information relating to the Annual General Meeting of Sharcholders as provided by Article 135 of the Decree of March 23 1967 on commercial companies.

Place__________ Date ____________ 2006

Signature

Note: Pursuant to Article 138 of the Decree of march 23, 1967, the owners of registered shares may obtain copies of the documents and information covered by Articles 133 and 135 of the afore-mentioned Decree for each subsequent General Meeting by making a single request.
In the event that shareholder wants to take up this opinion, he or she should mention this fact on this form.

Contents

This document was registered with *Autorité des Marchés Financiers* (AMF) under number D.06-0158 on March 27, 2006 in compliance with article 212-13 of AMF's general regulations. It may not be used in connection with any financial transactions unless it is accompanied by an Offering Circular approved by AMF.

Interview with the Chairman



Henri Lachmann
Chairman and Chief Executive Officer of Schneider Electric

"New energy and a new outlook for Schneider Electric"

Was 2005 a good year for Schneider Electric?

Yes, 2005 was a very good year, with revenue up 13%, operating profit up 22%, earnings per share up 22% and our dividend up 25%. These are the best results we've seen in several years. 2005 was also the first full year of our new[2] company program, which will run for four years. We achieved solid organic growth, pursued our targeted strategy of acquisitions in highly promising areas and recorded new profitability gains thanks to the initial impact of our new[2] efficiency plans. Our earnings have risen nearly 60% over the past two years and we are solidly on track to meet our targets for 2008.

What drove this performance?

Our strong sales growth, for the second year in a row, reflects our changing profile. Schneider Electric has become a growth stock by actively going out and seeking growth. This has meant developing our lineups in high-potential markets and segments and investing in high-growth emerging economies.

We have staked out leadership positions in such forward-looking businesses as ultra terminal, increasingly reliable and efficient energy management, and automation everywhere to enhance the performance of installations, infrastructure and machines. These activities offer very bright prospects and already represent sales of around €5 billion over a full year thanks to our acquisitions and our innovation strategy.

We now do 30% of our business in what we call emerging countries, including Eastern Europe, thanks to our solid operations, leadership positions and double-digit revenue growth. Growth of 10% in these countries currently represents €350 million, and this will increase each year along with our base.

We are in a virtuous circle, in which sales growth feeds through to earnings growth. This is reflected in our stock price, which rose 45.2% in 2005. We owe this situation to a number of factors. First, we've taken measures around the world to move our operations closer to customers while balancing our costs and revenues within each currency zone. Second, the efficiency and quality programs deployed throughout the Company and in all areas have been a great success. Third, and most important, our team members have stepped in and made new^2's priorities and objectives their own.

At the Annual Meeting, you will recommend that shareholders approve a new corporate governance system for Schneider Electric. Does this mean a change in strategy?

No. A two-tier Supervisory Board/Management Board system is the best solution for ensuring a seamless succession and continuation of our growth strategy. We will recommend that the members of the current Board of Directors join the Supervisory Board, under my chairmanship, and that Jean-Pascal Tricoire, currently Chief Operating Officer and future Chairman, and Pierre Bouchut, Executive Vice-President Finance and Control–Legal Affairs, be appointed to the Management Board. Jean-Pascal has built his entire career here at Schneider Electric and earned broad recognition and respect through his achievements. This new system will give the Company a young leadership team that will provide new energy and have enough time for long-term action.

Is Schneider Electric well prepared for the future?

Schneider Electric is a magnificent company with a set of unparalleled strengths in its industry that are rarely found in a single enterprise. These include a young, international and talented leadership team; a highly efficient business model that allows remarkable flexibility; considerable capacity for innovation; global operations to serve customers; a demonstrated ability to grow through acquisitions; and motivated employees. I am fully confident in our Company's ability to continue achieving strong, profitable growth.

Key Figures

An excellent performance in 2005


(€ billion)
9.8
9.1
8.8
10.3
11.7
2001
2002
2003
2004
2005

Consolidated sales up 13%

Our strong sales growth is due in part to organic growth of 7.9%. This reflects the continuation of a very favorable situation in the emerging countries, a high pace of growth in North America and increased demand in Western Europe.
The year's acquisitions added 4.2%, while the currency effect became slightly positive, contributing 0.7%.


(€ million and as a % of revenue)
1,116
11.4 %
1,040
11.5 %
1,007
11.5 %
1,286
12.4 %
1,565
13.4 %
2001
2002
2003
2004
2005

Operating profit up 22%

Here too, the sharp rise stemmed primarily from organic growth. On a constant structure and exchange rate basis, operating profit rose 17%, thanks to strong volume growth, effective price management, a significant rise in industrial productivity and tight control over base costs. Operating margin widened by one point to 13.4%. Profitability improved noticeably in all regions and all activities.


Emerging markets* 30%
8%
18%
26%
48%
Europe
North America
Asia-Pacific
Rest of the world

* Asia-Pacific, Rest of the World, Eastern Europe.

2005 sales by region

Emerging economies in Asia-Pacific, South America, Africa, the Middle East and Eastern Europe accounted for 30% of consolidated sales and generated half of our organic growth in 2005. These regions achieved average growth of 13% over the year.
We continue to invest heavily in these high-potential countries to maximize our market coverage and strengthen our leadership positions.

Total workforce: 88,670


7%
20%
24%
49%
Europe
North America
Asia-Pacific
Rest of the world

Workforce by region

To foster professional development, we have launched three-year competency plans and other programs for all employees and created business-specific training institutes.


(€ million)
(986)
422
433
824
994
2001
2002
2003
2004
2005

Profit attributable to equity holders of the parent up 21%

Profit attributable to equity holders of the parent grew a strong 21% to €994 million. Earnings per share rose 22% to €4.56, reflecting the increase in profit and a 1.2% reduction in the average number of shares outstanding.


(in %)
27%
-11%
-5%
7%
20%
2001
2002
2003
2004
2005

Debt to equity

Gradual optimization of the balance sheet resulted in a debt-to-equity ratio of 20% at end-2005, compared with 7% the year before. A €1.1 billion increase in financial debt, combined with solid cash generation, allowed us to finance €1.3 billion in acquisitions and pay dividends of €0.5 billion. During our bond issue in August 2005, Standard & Poor's confirmed Schneider Electric's A rating, outlook stable.


(€ million and as a % of revenue)
966
9.8%
968
10.7%
942
10.7%
1,282
12.4%
1,548
13.3%
2001
2002
2003
2004
2005

Operating cash flow up 21%

Once again, Schneider Electric demonstrated its ability to generate a high level of cash flow. Like profit attributable to equity holders of the parent, operating cash flow surged 21%, representing 13.3% of revenue. After capital spending and changes in working capital requirement, free cash flow stood at €849 million, or 7.3% of sales.

Higher dividend and Return on capital employed


(in euros)
1.80
2.25*
9.7%
10.5%
2004
2005
2004
2005

Dividend per share up 25%

Return on capital employed up 0.8 point

* *Recommended for shareholder approval at the Annual Meeting of May 3, 2006. The dividend will be paid as from May 9, 2006.*

Board of Directors, Committees (1)

Board of Directors
(as of March 1, 2006)

Directors

Henri Lachmann,
Chairman and Chief Executive Officer

Daniel Bouton*
Chairman and Chief Executive Officer
of Société Générale

Alain Burq
Member of the Supervisory Board
of the "Schneider Actionnariat" corporate
mutual fund

Noël Forgeard*
Chief Executive Officer of EADS N.V.

Jérôme Gallot*
Senior Executive Vice President,
Caisse des Dépôts et Consignations

Willy R. Kissling*
Corporate Director

Gérard de La Martinière*
Chairman of Fédération Française des Sociétés
d'Assurances (F.F.S.A) and Chairman of
the European Insurance Committee (CEA)

René Barbier de La Serre*
Corporate Director

Chris Richardson
Former Executive Vice-President of
Schneider Electric's North American Division

James Ross*
Corporate Director

Piero Sierra*
Special Advisor for the administration
of Pirelli's international companies

Serge Weinberg*
Chairman of the Board of Directors of Accor;
Chairman and Chief Executive Officer of
Weinberg Capital Partners

Non-voting Directors

Claude Bébéar
Chairman of the Supervisory Board of AXA

Cathy Kopp
Human Resources General Manager, Accor

Board Secretary

Philippe Bougon

**Independent director, as defined*
in the Bouton report on corporate governance.

Remunerations and Appointments & Corporate Governance Committee

René Barbier de La Serre*, Chairman

Claude Bébéar

Willy R. Kissling*

Henri Lachmann

Audit Committee

Gérard de La Martinière*, Chairman

James Ross*

Piero Sierra*

Serge Weinberg*

Auditors

Statutory Auditors

Barbier Frinault & Autres / Ernst & Young

Mazars & Guérard

Substitute Auditors

Charles Vincensini

Philippe Diu

(1) On Mr. Lachmann's suggestion, seconded by the Remunerations and Appointments & Corporate Governance Committee, the Board decided at its meeting of January 6, 2006 to ask shareholders to approve a change in the corporate governance system at the Annual and Extraordinary Meeting of May 3, 2006. The system would comprise a Supervisory Board, chaired by Mr. Lachmann and made up of the current members of the Board of Directors, and a Management Board, made up of Jean-Pascal Tricoire, currently Chief Operating Officer of Schneider Electric, and Pierre Bouchut, Executive Vice-President Finance and Control – Legal Affairs. Mr. Tricoire would chair the Management Board (see page 142).

Senior Management (1)



Henri Lachmann
Chairman and Chief Executive Officer



Jean-Pascal Tricoire
Chief Operating Officer



Pierre Bouchut
Executive Vice-President, Finance and Control - Legal Affairs



Eric Pilaud
Executive Vice-President Strategic Deployment & Services



Jean-François Pilliard
Executive Vice-President Human Resources and Communication



Michel Crochon
Executive Vice-President Customers & Markets



Hal Grant
Executive Vice-President Globalization & Industry



Alain Marbach
Executive Vice-President Products & Technology



Julio Rodriguez
Executive Vice-President International & Iberian Operating Division



Dave Petratis
Executive Vice-President North American Operating Division



Russell Stocker
Executive Vice-President Asia-Pacific Operating Division



Christian Wiest
Executive Vice-President European Operating Division

1 / Business Presentation

1 Background

Schneider Electric is an international company that designs, manufactures and sells products, solutions and services for Electric Distribution and Automation & Control. We make installations safer, monitor equipment and protect people with a lineup devised to save energy, enhance performance and make our customers more competitive.

Through our three worldwide brands–Merlin Gerin, Square D and Telemecanique–powerful local brands and a portfolio of specialist brands, we serve four main markets: Energy & Infrastructure, Industry, Buildings and Residential.

A world leader in automation and electricity management, we reported revenue of €11.7 billion in 2005 and had 88,670 employees in 130 countries.

Schneider Electric fully owns Schneider Electric Industries SAS, which in turn owns virtually all of our French and foreign subsidiaries. Schneider Electric's capital base was simplified considerably between 1981 and 1995.

1836-1980: the gradual creation of a conglomerate

Schneider Electric's history is a rich tapestry woven from the achievements of Schneider, founded in 1836 in France; Square D, founded in 1902 in the US; Merlin Gerin, founded in 1920 in France; and Telemecanique, founded in 1924 in France.

In 1836, Adolphe and Joseph-Eugène Schneider acquired steel founderies in Le Creusot, France. They founded Schneider & Cie in 1838. From that point until the mid-twentieth century, the Company steadily built a presence in heavy mechanical engineering and transportation equipment, with interests in shipbuilding, railroad equipment and bridge and tunnel building. By the end of the nineteenth century, Schneider had also established a position in electricity. Gradually, it became a huge, highly diversified conglomerate.

1981-2001: refocusing and building on electricity

From 1981 to 1997, the Company refocused on electricity and pursued a strategy of acquisitions in Electrical Distribution and Automation & Control, bringing in Merlin Gerin and Telemecanique in 1988 and Square D in 1991.

At the same time, it pulled out of a number of businesses, including steel, machine tools, shipbuilding, railways and private telephone systems. The refocusing process was completed in 1997 with the sale of building and public works company Spie Batignolles.

In 1999, the Company acquired Lexel, Europe's second largest supplier of ultra terminal distribution products and systems. This was followed in 2000 with the acquisitions of Crouzet Automatismes, a French leader in electronic control and small automation devices, and Positec, a European leader in motion control.

The Company gained a global scope through organic growth and acquisitions. It has pursued significant expansion programs, notably in China, where it established an important foothold through joint ventures starting in the late 1980s.

In 2001, Schneider Electric made a public offer to purchase ultra terminal leader Legrand in exchange for shares as part of a proposed merger project. When the offer closed in July 2001, the Company held 98.1% of Legrand.

In an initial decision dated October 10, 2001, the European Commission vetoed the merger, and in a second decision dated January 30, 2002, it ordered the two companies to separate. As a result, Schneider Electric sold its interest in Legrand to the KKR-Wendel Investissement consortium even though the Court of First Instance of the European Communities overruled the Commission's decisions on October 22, 2002.

2002-2005 : an assertive strategy of strong growth through targeted acquisitions

Since 2002, Schneider Electric has pursued an assertive strategy of organic growth and acquisitions to enhance its geographic coverage, broaden its lineup and expand its potential accessible markets.

As part of this strategy, it has kept up a quick pace of acquisitions in ultra terminal distribution, industrial and building automation and electricity management. These service-intensive activities are not particularly cyclical and offer high growth potential.

At the same time, the Company withdrew completely from high voltage in 2004 when it sold its remaining 40% interest in VA Technologies.

□ In **ultra terminal,** *major acquisitions include* Clipsal, leader in ultra terminal distribution in the Asia-Pacific region, in 2003, and Juno Lighting, America's leading manufacturer of track and recessed lighting for residential and commercial buildings, in 2005. Schneider Electric now ranks second worldwide in this market.

□ In **industrial automation,** six companies have been brought in since 2002:

- Digital Electronics Corporation (Japan), the world leader in Human/Machine Interface (HMI) equipment, in 2002.

- Hyde Park Electronics (US), the North American leader in ultrasonic sensors, in 2003.

- Kavlico Corporation (US), a manufacturer of sensing technologies, and Dinel (France), a specialist manufacturer of sensing and optoelectronic devices, in 2004.

- ELAU (Germany), the world leader in automation solutions for packaging machines, and BEI Technologies (US), a manufacturer of customized sensors for application positioning and monitoring systems, in 2005.

□ In **building automation,** Schneider Electric acquired TAC, a Swedish manufacturer of building control and automation systems, in 2003; Andover Controls, a US manufacturer of building automation and security solutions, in 2004; and ABS (Advanced Buildings Systems) EMEA, which operates in Europe and the Middle East, in 2005. Andover and ABS EMEA were merged into TAC to form one of the world's leading specialists in building automation and management. In 2004, Schneider Electric also acquired US-based Abacus Engineered Systems, a provider of facility energy and engineering solutions. Schneider Electric is now a major player in this market.

□ In **energy management,** the Company gained full control in 2004 of MGE UPS Systems, which ranks first in Europe and second worldwide in uninterruptible power supplies. In 2005, it acquired Canada's Power Measurement Inc., a leader in comprehensive systems for managing energy consumption.

2 Major prospects in four main markets

Schneider Electric's lineup of market-leading global brands (Merlin Gerin, Square D, Telemecanique) and powerful local and specialist brands is unparalleled in terms of breadth, strategic fit and related services. Available worldwide, these brands comply with all current standards, offering compatible, flexible and open-ended ranges adapted to local practices.

To serve users as effectively as possible, we have put together "Recommended Architectures" that leverage our broad and deep lineup in response to specific customer needs. The idea is to specify and recommend solutions that are easy to design, develop, implement and operate to deliver enhanced performance for a customer's installation, plant, office or home. Examples include secured electrical architectures for hospital operating rooms, optimized automation and control architectures for machines, and electrical distribution/VDI architectures for office buildings.

In this way, we help give customers in our core markets a competitive edge.

□ The **Energy & Infrastructure** market accounted for 16% of revenue in 2005.

In the **Energy** market, Schneider Electric offers products, equipment and systems to optimize the generation, transmission, distribution and sale of electricity. Our solutions are designed to enhance the quality and reduce the cost of each distributed kilowatt-hour. We serve power companies, systems integrators, OEMs and panelbuilders with a lineup that integrates new web technologies and high value added products and services for smart networks.

The **Infrastructure** market covers all of our Electrical Distribution and Automation & Control products, equipment and services for telecommunication, air, rail, road and maritime transportation, water treatment and natural gas and oil processing. Our goal is to ensure that installations are reliable, safe and extremely energy efficient. Around the world, wherever uninterrupted service and safety are mission critical, we offer comprehensive, tailored solutions integrating new web technologies for infrastructure operators, engineering firms, systems integrators, OEMs and contractors.

□ The **Industry** market accounted for 32% of consolidated revenue in 2005. We work closely with customers to get a thorough understanding of their applications and to combine products, software and services into solutions that improve energy efficiency while ensuring a safe, reliable supply of electricity. We also offer automation solutions that enhance production process performance, productivity and flexibility.

To speed growth in this market, we have targeted makers of packaging, conveying and other machines requiring a completely reliable power supply, as well as major end users in various industries who are looking for a global partner that can make their worldwide installations more competitive and efficient. Key customer industries include packaged consumer goods, electronics and automobile manufacturing.

2005 revenue by market


12%
16%
40%
32%
Energy & Infrastructure
Industry
Buildings
Residential

▣ The **Buildings** market, which accounted for 40% of consolidated revenue in 2005, includes office buildings, hotels, hospitals, shopping centers, manufacturing facilities, sports and cultural centers and ships. The market's requirements range from electrical distribution, management, optimization and reliability to data transmission networks, building automation and control systems and solutions to reduce energy consumption.

□ The **Residential** market, which represented 12% of revenue in 2005, is a strategic priority for Schneider Electric because of its significant growth prospects. It is essentially a local market with limited cyclical exposure and diverse opportunities depending on the region. In mature markets such as Western Europe and the US, renovation and home improvement often represent nearly two-thirds of the market, which is driven by demand for comfort and safety. In emerging markets, on the other hand, we are targeting new-building, with a particular focus on large housing programs in Eastern Europe, China and other Asian countries.

③ Forefront positions worldwide*

Schneider Electric is the world's only power and control specialist. We have expanded our lineup to meet customer needs more effectively by staking out solid positions in new activities that are strategically related to our core businesses. These include energy management, building automation and security, and sensors and actuators for repetitive machines.

We have many rivals, but they are often limited in their scope. The competition breaks down into four broad categories:

□ Large non-specialist manufacturers with diversified business bases, such as ABB, General Electric, Mitsubishi Electric and Siemens.

□ Multinational specialist manufacturers, such as Omron and Rockwell Automation.

□ Medium-sized companies–primarily in electrical distribution–with a more regional presence, including Eaton, Hager and Legrand.

□ Smaller local companies such as Gewiss in Italy, Simon in Spain, Vacon in Sweden, Stick in Germany and STI in the US.

The only player who complies with all national and international standards

Schneider Electric is the only player who complies with all prevailing standards around the world. The majority of our lineup complies with world-recognized International Electrotechnical Commission (IEC) standards.

In North America, our products generally meet standards set by the National Electrical Manufacturers Association (NEMA), Underwriters Laboratory (UL) or American National Standards Institute (ANSI).

Products in the UK, Australia and Asia-Pacific comply with British Standards, while those in China and Japan meet the China Compulsory Certification (CCC) and Japan Industrial Standard (JIS).

Since our products comply with the dominant standards in our host markets, we are able to meet most all of our customers' needs.

2005 consolidated revenue by region


Emerging markets* 30%
8%
18%
26%
48%
Europe
North America
Asia-Pacific
Rest of the world

** Asia-Pacific, Rest of the World, Eastern Europe.*

Number 1 worldwide in electrical distribution, number two worldwide in ultra terminal distribution

Our electrical distribution lineup ensures a safe, reliable, uninterrupted and effective supply of electric power. Electrical distribution accounted for 63% of consolidated revenue in 2005. Our portfolio is divided into two main categories:

▣ **Medium voltage:** electrical switchgear and equipment from 1 kV to 52 kV. The products in this category are generally used to transform and manage high voltage electricity from the distribution grid. The medium voltage power is then sent directly to end users in industrial buildings and large commercial installations or transformed into low voltage power for small commercial buildings and homes.

** This document provides information on Schneider Electric's businesses and competitive position. To the best of our knowledge, no exhaustive report has been drafted on products and systems for electrical distribution, ultra terminal distribution, automation and control. We have compiled data on our businesses through formal and informal contacts with industry professionals, especially trade associations. We estimate our market positions based on this data and actual revenue in each business.*

□ **Low voltage and ultra terminal:** electrical distribution products up to 1 kV. This category includes wiring products and low voltage and ultra terminal equipment used in industrial and commercial buildings and homes.

We offer new solutions for the residential market that meet increasingly sophisticated requirements for comfort, ergonomics, safety and ease of use and that optimize communication networks. The lineup includes traditional items such as switches and sockets; protection devices like circuit breakers and contactors; and home automation applications like control systems for lighting, heating, doors, gates and shutters, and security systems to protect people and their belongings. Home networks for Voice-Data-Image (VDI), IT, television, music and other applications are also expanding rapidly.

These aesthetic, functional products are particularly popular with electricians and contractors. New products are highly targeted and adapted to each country's specific standards. They are sold through flagship brands Merlin Gerin and Square D, as well as local brands such as Clipsal in Asia, Feller in Switzerland, Eljo in Sweden and Alombard in France. With the addition to Square D's portfolio of Juno Lighting, America's leading manufacturer of track and recessed lighting, we will be able to enhance our presence in residential and commercial buildings in the United States.

Number 2 worldwide in automation & control, number 1 in industrial control and number 3 in PLCs

Our Automation & Control products are designed to control production processes and protect electrical equipment, machines and people. This business accounted for 25% of consolidated revenue in 2005.

□ Our **industrial control** lineup ranges from contactors, overload relays and motor circuit breakers to speed drives, sensors, control units and operator terminals.

□ We also supply **programmable logic controllers** and automation platforms, as well as specialized configuration, programming, operating assistance and supervision software. Positioning control solutions are another of our competencies.

In both Electrical Distribution and Automation & Control, our **Transparent Ready**™ web-enabled solutions facilitate site and installation management and optimize performance. Thanks to this technology, users can easily access their installations through a web browser from any location and obtain a better return on investment.

□ In the **Industry and Infrastructure** markets, Transparent Ready™ solutions are integrated into automation systems and enhance the communication capabilities of industrial system components. Preventive maintenance can be carried out remotely, making for less downtime. In addition, virtually real-time harvesting of data on energy consumption in one or several sites allows users to manage their energy costs even more effectively.

□ In **building management,** Transparent Building™ makes it possible to monitor buildings and all the functionalities of existing systems via a local area network (LAN), from electricity, lighting, heating and air conditioning to elevators, access control, intruder alert and fire detection and alarms.

Growth Platforms

Our Growth Platform activities–building automation and security, secured power, sensors and actuators for repetitive machines–offer a perfect fit with Schneider Electric's skills and business model, notably in terms of market access.

They enjoy higher growth potential and more even business cycles than our traditional activities and stimulate growth in our core businesses.

□ **Building Automation and Security**

Our ambition is to satisfy strong customer demand for comfort, security, flexibility, optimized investment and reduced operating costs in commercial and industrial buildings. We leverage our systems integrator partners' expertise and open systems technology to offer comprehensive, consistent solutions for control, supervision, monitoring and security. With TAC and Abacus Engineered Systems, we offer highly effective solutions for optimizing energy consumption.

□ **Secured Power**

Schneider Electric serves growing demand for reliable, high quality electricity and for controlled energy costs.

MGE UPS Systems ranks second worldwide, putting Schneider Electric squarely in the center of the uninterruptible power supply market with completely secure solutions. The 2005 acquisition of Power Measurement Inc. (PMI) has strengthened our position in this area. The world's leading provider of measurement devices, software and services, PMI helps electricity suppliers and consumers track, monitor, forecast and manage all aspects of energy production and consumption.

□ **Sensors for Repetitive Machines**

With Crouzet Automatismes, Kavlico and BEI Technologies, a manufacturer of customized sensors for application positioning and monitoring systems acquired in 2005, we offer the most complete lineup in the market. Schneider Electric enjoys leadership positions in angular speed sensors (we rank first worldwide in leading-edge quartz gyro technology), and in position and pressure sensors for the automobile, aeronautic and manufacturing industries.

2005 revenue by business


12%
25%
63%
Electrical Distribution
Automation & Control
Growth Platforms*

** Building automation and security, secured power, sensors and actuators for repetitive machines.*

An extensive array of services

Schneider Electric offers a comprehensive range of services to support customers throughout their installations' useful lives. Services contributed consolidated revenue of €900 million in 2005 and covered customers' major needs for:

□ **Installed base services.** This involves managing equipment maintenance, a job that is increasingly outsourced by customers. Tasks include site and installation audits, diagnostics, installation monitoring, on-site and remote maintenance, network and on-site management of spare parts, inventory management, quality control, online training and technical support, performance enhancement and capacity extension.

□ **High performance services.** This entails enhancing installation performance and efficiency through consulting, on-site deployment of recommended solutions, and investment management for installed bases or new installations. Certain contracts include performance guarantees.

The most promising outlets for services are the food and beverage, pharmaceutical, automobile and microelectronics industries in the Industry market; office buildings, hospitals, shopping centers and data centers in the Buildings market; and water treatment, oil and gas in the Energy & Infrastructure market.

(4) Our customers are our partners

Schneider Electric has nurtured close, ongoing relationships with its customers and partners to keep a close eye on their needs. We make a large portion of our sales through distributors, systems integrators, contractors and specifiers. Our partners provide strong, strategically related value, and extend and amplify our commercial and technical resources.

The business model we have chosen to develop, which combines a broad, consistent range of smart, networked products and market access through dedicated and specialized sales forces, global accounts, specifiers and other partners, differentiates us from the competition.

To forge close contacts with customers and present the extremely diverse range of solutions offered by Schneider Electric and its partners, we launched private professional trade shows in 2005 called Initi@tive. The shows feature our main brands, as well as those of our partners, demonstrations of products and solutions and an "à la carte" schedule of conferences. In 2005, Initi@tive shows were held in Seville, Spain; São Paulo, Brazil; Mexico City, Mexico; Santiago, Chile; and Bangkok, Thailand.

Distributors: more than 13,000 sales outlets worldwide

Electrical equipment distributors account for around 50% of our total sales and 70% of catalog product sales. They provide a closely-knit network of 13,000 sales outlets around the globe, offering end customers an extremely broad lineup through a single point of access.

Schneider Electric has forged special partnerships with its distributors, offering an unparalleled set of support services. To facilitate communication and enhance productivity, we have developed numerous Internet-based services. With the dedicated "My Schneider Electric" portal, for example, distributors can access prices and technical information, place orders and download installation manuals around the clock.

This partnership is extended to local distributors, wholesalers, non-specialized professional distributors and large international groups such as Rexel and Sonepar in France, Hagemeyer and Solar Nordic in the Netherlands, Ced-Edmundson in the United Kingdom, and Graybar and Grainger in the United States.

In the building renovation market, we also sell products through large home improvement chains such as Home Depot and Lowes in the US, Kingfisher in the UK and La Platforme du Bâtiment in France.

Lastly, we use specialist distribution channels for our highly technical products such as human machine interface and VDI transmission equipment, PLCs and industrial software.

Panelbuilders: products and services

Panelbuilders make and sell electrical distribution or control/monitoring switchboards, primarily for the Buildings, Energy and Infrastructure markets. Their main customers are contractors. Panelbuilders mostly buy low and medium voltage devices, such as circuit breakers and contactors, and increasingly, prefabricated systems.

There are more than 20,000 panelbuilders around the world with very diverse expertise and areas of specialization. We serve each group with a tailored set of products and services, keeping a constant focus on enhancing their end product. Selected panelbuilders, chosen for their professionalism and ability to promote Schneider Electric's quality and safety values, receive advanced technical and marketing support.

OEMs: partners in performance

OEMs (Original Equipment Manufacturers) continuously seek to improve machine performance and maintenance to meet their customers' needs. As a result, they are increasingly demanding when it comes to processes, competencies, reliability, quality, cost, innovation and time to market.

Schneider Electric has set up a dedicated program for multi-site and global OEMs that enhances their ability to offer effective solutions on an international level. We leverage our global presence, extensive knowledge of applications, broad lineup and deep portfolio of solutions to support OEMs.

Systems integrators: a dedicated alliance

Systems integrators, our historical customers, play a critical role in deploying automation systems. We have developed the "Schneider Electric Alliance" with them to provide users with effective turnkey solutions and proactive local support. Based on a non-competition agreement with systems integrators, the alliance is designed to enhance cooperation with carefully selected partners so we can put customers with automation projects in touch with qualified professionals located near their installations.

Along with technical support, we provide these partners with advanced engineering resources so they can develop their business and become more competitive. The "Schneider Electric Alliance" already has more than 700 members in more than 30 countries.

Contractors: top-flight support

To develop solutions perfectly aligned with user needs, we work hand in hand with partners who add value to our products. These include systems integrators, OEMs, engineering and design firms and contractors–a broad category that ranges from large companies specialized in implementing equipment and systems to small, specialized or general electricians.

These partners add unique value by turning customers' ideas into working, purpose-designed systems. In addition, they often advise customers about the different possible solutions before a project begins. We work actively with contractors by offering technical training, decision-making support so they can select the most appropriate products, and cooperative arrangements to find the best response for a given project or new solutions for complex applications.

Energy suppliers: expectations for local services

There are some 11,000 electric companies around the world. They use our products and services in power generation (electricity for power plant equipment, automation and control), distribution (medium and low voltage networks) and marketing (pre-payment meters, related services).

We take a specific approach to energy suppliers so we can respond effectively to their expectations for local service, applications support and innovative products and help them meet important challenges like market deregulation.

Global Strategic Accounts: a dedicated organization

We have a dedicated organization for global enterprises interested in developing special relationships with their key suppliers. Our preferred supplier contracts ensure high-level contacts for our global strategic accounts.

Thanks to shorter communication and decision-making circuits, we can leverage resources across the Company and around the world very quickly. Dedicated teams and direct senior executive-level involvement offer tangible value added benefits that set Schneider Electric apart in its relationship with major accounts. Our goal is to provide the right solutions and services at each stage of their international expansion and achieve the highest level of customer satisfaction.

More than 80 global customers benefit from this organization, including Areva, BP, Carrefour, CNOCC, Daimler Chrysler, Faurecia, GSK, IBM, Ikea, Nestlé, Renault, Technip, Telefonica, Toyota, Veolia and Wal-Mart. They are able to tap into our deep knowledge of the food and beverage, microelectronics, pharmaceuticals and automobile industries, as well as of construction, energy and infrastructure.

Specifiers: well-informed relays

Specifiers, including engineers, architects and design firms, recommend or include functionalities in their specifications that guide end-customers to the Schneider Electric lineup. We keep these indispensable partners informed of all innovations and solutions that improve installation performance, safety and comfort. To do this, we organize reserved exhibits, prepare electrical installation guides, develop installation design software and set up training centers.

5 An ambitious growth strategy

We intend to actively pursue a strategy designed to enhance our growth potential and reduce the cyclical nature of our businesses by investing heavily in innovation, expanding in high-growth countries (notably emerging markets and the United States), and developing strongly in energy management, industrial and building automation, ultra terminal distribution and services.

Profitable, lasting global growth

The world leader in Electrical Distribution and number two worldwide in Automation & Control, we operate around the world and access our markets through a diverse range of channels. This is one of the factors that sets our business model apart from the competition.

To widen our lead and strengthen our market share, we have implemented an assertive strategy with three priorities set by our new² company program for 2005-2008:

- Speed growth and innovation.
- Enhance operating efficiency and competitiveness.
- Promote employee involvement.

Ambitious objectives

In line with these priorities, we have set the following objectives for 2005-2008:

- Organic revenue growth of more than 5%.
- An operating margin of between 12.5% and 14.5% throughout the business cycle.
- A 2% to 4% improvement in ROCE over 4 years.
- A payout rate equivalent to 50% of net profit and an optimized balance sheet with a debt-to-equity ratio of 30% to 40% in the next two years.

6 The new² company program: from good to great

In January 2005, Schneider Electric introduced its new² company program, which reaffirms our commitments to stakeholders and our ambition to be:

- A great company to do business with.
- A great place to work.
- A great investment.
- A great world partner.

new² focuses on three priorities for which we have identified significant potential for improvement.

Speed growth and innovation

With our resolute commitment to growth, we intend to capitalize on our commercial excellence, boost innovation and new products, and develop new, high-potential activities that are less cyclical than our core businesses. These include industrial and building automation, energy management, ultra terminal distribution and services.

Our annual average growth target for these new activities is 8%, with 15% growth for services.

Enhance operating efficiency

To become more efficient and effective every day in all areas, we will deliver outstanding customer service; re-balance our manufacturing base and supply chain to be closer to customers, drive growth and improve competitiveness; and deploy a global IT system aligned with our units' shared processes.

Develop our people and promote employee involvement

We have launched new programs to attract and develop talent, unleash entrepreneurship and improve workplace health and safety.

In this last area, we want to reduce the number of days lost due to work accidents by 20%. To achieve these goals, we have begun to implement three-year competency plans in each unit, collect 360-degree feedback for all managers, and enlarge Schneider Electric University's curriculum to new areas.

We have promised to inform all employees quarterly about the progress plans put into place in response to employee satisfaction surveys.

We have also promised to spotlight corporate social responsibility by reviewing our social and environmental performance every three months.

A global organization with local roots

Schneider Electric has 88,670 employees in 130 countries around the world. Thanks to our global organization and local operations and distribution networks, we can serve international customers everywhere and meet local customers' expectations with products that comply with each country's specific standards and practices. Around the world, we serve 90% of distributor and user needs within 48 hours.

An organization focused on growth and efficiency

Our organization is designed to speed growth and execution, leverage all the benefits of our global scope, put customers at the center of the product design process, and make it easier to integrate acquisitions and develop new activities.

Departments that report directly to the Chairman and CEO

- Finance and Control - Legal Affairs
- Human Resources and Communication
- Strategic Deployment

Departments that report directly to the COO

- new² Company Program
- Quality

Corporate Divisions

- Customers & Markets
- Products & Technology
- Globalization & Industry
- Services

Operating Divisions

- Europe
- North America
- Asia-Pacific
- International & Iberian

Growth Platform Departments

- Building Automation and Security
- Secured Power
- Sensors for Repetitive Machines

Powerful, market-oriented R&D

Our sustained innovation strategy for products, software, services and production processes helps us widen our technological lead, enhance competitiveness and quality, refresh and broaden our lineup more quickly and generate high value-added growth.

□ With 5% of revenue invested in R&D, 6,500 researchers and developers in 25 countries, world-class test labs, and cooperation agreements with more than 50 prestigious institutions, our R&D commitment puts us among the top world players in our businesses.

Around a third of the R&D budget is devoted to maintaining our ranges, increasing quality levels, reducing raw material, component and process costs, and adapting products to new environmental regulations such as RoHS and WEEE – a Schneider Electric priority. Nearly two-thirds go to innovation and new product research. Our objective here is to move even farther *ahead of the pack by offering products and solutions* that deliver more and more value to users.

□ We have internationalized our R&D base to put R&D centers closer to customers, innovate directly in our markets and adapt production processes to local conditions. In addition to France, we have highly effective R&D teams with some 1,500 people in Germany, the US and Japan. Our new centers in Monterrey, Mexico, Bangalore, India, and Shanghai, China had nearly 600 employees at the end of 2005.

With a sharp focus on market and customer expectations, our R&D concentrates on optimizing safety and efficiency, making solutions easier to implement and operate, and ensuring that products, systems and services are open-ended and technically compatible. Improving design quality, offering simplicity through innovation and reducing time to market are ongoing objectives.

We involve our country organizations in devising the lineup and increasingly co-develop with major customers, notably OEMs. We are committed to developing and patenting products that can be marketed worldwide. With this strategy of globalization, we can penetrate a maximum number of markets while optimizing costs.

□ We have stepped up research and innovation in digital electronics, power electronics, mechatronics, software and Internet-based technologies. As buildings become increasingly networked, we are developing Voice-Data-Image (VDI), radio and Power Line Carrier technologies for the residential market, along with specific software. We're also working on speed drives for energy measurement or lighting control in our search for solutions to reduce energy consumption. In medium voltage, new sensors and software are enhancing advanced diagnostics equipment. In automation, we're developing software technologies to create web services, for example, which facilitate operation and the direct transfer of workshop data to MES/ERP systems. Our teams are also designing new electrical distribution products to feed energy from solar power, micro-turbines, wind farms or fuel cells into the power grid.

Another important component of our R&D is the Schneider Electric Ventures fund, created in 2000 with a potential capital of €50 million. Designed to keep us ahead of the technological curve and acquire new competencies, the fund invests in start-ups whose technologies will form the core of the Company's future lineup. These include software, network and communication electronic components, RFID solutions, network security, VDI systems, radio communication, and MEMS sensors.

Global, selective purchasing

Our purchases total around 40% of Group sales and represent a major reservoir of potential savings. To make the most of this potential, we intend to globalize 75% of our purchases and increase local sourcing in emerging markets. We use raw materials such as silver, copper, aluminum, steel, non-ferrous metals and plastics, as well as electronic components to manufacture our products. Our supplier list includes international companies such as Nippon Steel, DSM and Arcelor, as well as many medium-sized firms like Gindre Duchavany or AMI Doduco.

Suppliers are selected for their know-how, their product quality and competitiveness and their compliance with environmental and social responsibility requirements. We support the United Nations' Global Compact and encourage our suppliers to join as well. A sustainable development agreement sets out each party's specific commitments.

Worldwide redeployment of production and supply chain resources

Schneider Electric has more than 200 production sites, of which 45% manufacture for the global market. The other units are located as close as possible to their end markets. Although design or aesthetic features may be adapted to meet local requirements, we standardize key components as much as possible to generate scale economies during production. This global/local approach helps us optimize profitability.

Drawing on our global scope, we intend to build lasting competitive advantage to support long-term, profitable growth. More than 700 projects have been initiated around the world to re-balance and capitalize on our manufacturing and supply chain resources. Our objectives are to:

- Produce as close to customers as possible to improve service quality and our ability to respond quickly.
- Achieve a lasting balance between production costs and revenue within each currency zone to limit the impact of foreign exchange fluctuations.
- Produce and source in the most competitive region for a given product. This means low-wage countries for products with a high labor content, for example, and developed countries for complex, highly automated processes and services that require a strong local presence.

In Western Europe and the United States, rightsizing plans have been deployed with a focus on specializing units, reducing their number and increasing their size. At the same time, we have moved manufacturing closer to demand by increasing capacity in Eastern Europe, Mexico, India, China and the rest of Asia.

Lastly, we are improving productivity by extending the application of our Six Sigma, Lean Manufacturing and Quality and Value Analysis programs. Their global deployment and sharing of best practices should allow all our plants to achieve the same level of operating performance.

A major IT systems project

On November 2, 2004, Schneider Electric signed a ten-year services contract with Capgemini that was extended to twelve years in an amendment signed on March 10, 2006. The contract covers on the one hand outsourcing of all the Company's IT departments and functions in Europe and on the other hand the design, development and construction of a global core system called "Bridge", as well as its deployment in Europe.

The IT departments of some 100 European subsidiaries in 31 countries were outsourced in 2005. Around 800 employees were transferred to Capgemini, along with IT assets such as licenses and service contracts related to the outsourced departments.

The Bridge project is designed to deploy an SAP-based global ERP core system across the Group. The project's vision and detailed design phases were finalized in July 2005. Core system construction is currently under way, with pilot site deployment scheduled for 2007-2008. Full-scale deployment should begin in 2008, at the end of the pilot phase, and cover a period of four years.

The outsourcing program in Europe and the Bridge project are intended to make Schneider Electric more efficient and reduce overall IT costs. In light of their complex nature and geographic and functional scope, the Group has set up a dedicated governance and cost-control structure to manage the challenges involved and limit related risks.

8 Human resources

Creating a stimulating working environment is our human resources strategy's chief objective. Specific policies have been developed, covering international mobility, career development, training, compensation and diversity. These general guidelines are applied through local programs.

Developing skills and embracing diversity

Schneider Electric is a global Company with a diverse geographic, market and customer base. This diversity is reflected and encouraged in our workforce.

To support growth and prepare the future, we develop and promote multi-cultural teams with managers from different countries who are able to take on major responsibilities in a decentralized organization. This policy helps us attract, retain and develop the best people in all of our host countries.

We encourage geographic mobility and nurture international leadership. This is one of the goals of our Marco Polo international hiring program, which gives high potential graduates the opportunity to work for two years in another culture before returning home.

As part of our new^2 program, we have introduced competency plans to help meet our growth and efficiency objectives. These plans are designed to define the competencies we'll be needing based on the 3-year business plan and determine appropriate training, hiring and mobility programs to acquire those competencies.

In competency reviews with their managers, all employees will be able to discuss ongoing changes in our businesses and skill sets to prepare their career paths effectively.

Trained, motivated teams

Training is a key success factor at all levels of our organization. Training encourages initiative, skill sharing and project-based management.

We are counting heavily on new information and communication technologies to make training available to as many employees as possible around the world.

We are also forging partnerships with prestigious technical schools and universities in host countries. E-learning modules are available for marketing, sales and English as a foreign language training. Nearly 53,000 team members have access to e-mail and the Company's various intranet sites.

Schneider Electric University develops programs for high-level managers and experts. These courses, which primarily concern our vision, strategy and Company Program objectives, give managers a better view of Schneider Electric's challenges and commitments. Lastly, we give employees a stake in achieving targets and in the Company's performance through profit-linked incentive plans, employee share ownership, stock option programs and bonuses.

Workforce by region*



7%
20%
24%
49%
Europe
North America
Asia-Pacific
Rest of the world

** Average number of permanent and temporary employees: 88,670.*

⑨ Risk factors

We operate worldwide, in competitive and cyclical markets

The worldwide markets for our products are competitive in terms of pricing, product and service quality, development and introduction time and customer service. We face strong competitors, some of whom are larger or developing in certain lower cost countries. We are exposed to cyclical fluctuations in the rate of economic growth of, and level of capital expenditures in, the various countries in which we operate, though the impact of downturns in a particular market may be limited by the diversified nature of our end user markets.

As we also operate in emerging or developing countries for approximately 30% of our business, we are exposed to the risks associated with those markets.

The development and success of our products depends on our ability to develop new products and services and adapt to the market

The markets in which we operate experience rapid and significant changes due to the introduction of innovative technologies. Introducing new technology products and innovative services, which we must do on an ongoing basis to meet our customers' needs, requires a significant commitment to research and development, which may not result in success. Our sales and margins may suffer if we invest in technologies that do not function as expected or are not accepted in the marketplace or if our products, systems or service offers are not brought to market in a timely manner, become obsolete or are not responsive to our customers' requirements.

In order to meet these challenges, we have an R&D budget which, at 5% of revenue, is among the highest in the industry. It covers 6,500 employees around the world and development centers in 25 countries. This ongoing commitment has allowed us to accelerate time to market and leverage the technology of strategic partners with whom we have also forged alliances to expand our lineup or geographic coverage. We have set up global development centers to bring all of our electrotechnical, electronic, electromechanical, software and other technical competencies together and to create technology parks in China, the US, France and Japan.

Global support centers have also been established in Mexico, India and China to provide the technical parks with additional skills and development capacity at a very competitive cost.

Our strategy involves growth through acquisitions, joint ventures and mergers, which may be difficult to identify and/or execute

Our strategy involves strengthening our capabilities through acquisitions, strategic alliances, joint ventures and mergers. Transactions such as these are inherently risky because of the difficulties that may arise in integrating people, operations, technologies and products, and the related acquisition, administrative and other costs.

We have therefore developed a process for integrating newly-acquired businesses. The process extends over a period of 6 to 24 months depending on the type and size of the new entity and comprises six clearly-identified phases, which are described in the Group's internal procedure manuals. The integration scenario for each acquisition varies depending on whether the business was acquired to strengthen the Group's existing lineup, extend the lineup or penetrate a new segment. All told, there are five scenarios ranging from total integration to separate organization. Depending on the strategic objective, a matrix is drawn up showing the required level of integration for each of the newly-acquired business's core functions, i.e. front office (sales force and brand), back office, R&D, corporate functions and management reporting. An integration plan is drawn up for each acquisition and is implemented by an integration manager who reports to a Steering Committee. The Steering Committee meets monthly during the integration plan development phase, and quarterly once the integration plan has been approved.

We may be adversely affected by rising raw material prices

We are exposed to fluctuations in energy and raw material prices (in particular steel, copper, aluminum, silver, nickel and zinc). If we are not able to hedge, compensate or pass on our increased costs to customers, this could have an adverse impact on our financial results.

We have, however, implemented certain procedures to limit our exposure to rising non-ferrous raw material prices. The purchasing departments of the operating units report their purchasing forecasts to the Corporate Treasury Center twice a year. Purchase commitments are hedged using forward contracts, swaps and, to a lesser extent, options.

We are dependent upon hiring and retaining highly qualified management and technical personnel

Competition for highly qualified management and technical personnel is intense in our industry. Our future success depends in part on our ability to hire, assimilate and retain engineers and other qualified personnel.

Our human resources strategy is designed to create a motivating working environment. Specific policies have been developed covering international mobility, career development, training and compensation. By posting employees outside their home countries, we are able to prepare the future and build teams and skills in regions in which we want to operate. We also use training to develop skills and nurture employee loyalty.

We may be the subject of product liability claims and other adverse effects due to defective products, failure to operate properly or harm caused to persons and property

Regardless of testing and quality procedure, our products might not operate properly or might contain errors and defects. These errors and defects could result in product liability claims, loss of revenue, warranty claims, litigation, delay in market acceptance or harm to our reputation for safety and quality. To prevent or limit these risks, we recall products if there are any doubts about a component, even if the defect is random and does not pose a safety risk.

Schneider Electric is covered by a global liability insurance program. Specific liability programs have been set up in the United States, Canada and Mexico to take account of the specific requirements and characteristics of the North American market. Insured values under these programs adequately cover the Group's exposure to liability claims in connection with its businesses.

The development and success of our products depends on our ability to protect our intellectual property

Our future success depends to an extent on the development and maintenance of our intellectual property rights. Third parties may infringe our intellectual property rights, and we may expend significant resources monitoring, protecting and enforcing our rights. If we fail to protect or enforce our intellectual property rights, our competitive position could suffer, which could have an adverse effect on our business.

In order to mitigate this risk, the patents developed or purchased by the Group are tracked by the Industrial Property team within the Finance & Control - Legal Affairs Department. All industrial property information for the main Group subsidiaries is transmitted to this team, which is responsible for managing and protecting these intangible assets throughout the world. The same procedure is followed for trademarks.

In 2005, the Group decided to combat violations of industrial property rights more vigorously, taking legal action against patent counterfeiters in Germany, Italy, France and other jurisdictions.

Our plants and products are subject to environmental regulations

Our plants and products are subject to extensive and increasingly stringent environmental laws and regulations in all our host countries. In order to limit risks related the environment generally, we are involved in a process to continuously improve the environmental performance of our plants and products.

In 1992, we published a formal environmental policy, which was recently redefined to take account of changes both inside and outside the Company. It is designed to improve manufacturing processes, promote eco-design and integrate customer concerns in the area of environmental protection.

Our international operations expose us to the risk of fluctuation in currency exchange

Because a significant proportion of transactions are denominated in currencies other than the euro, we are exposed to risk arising from changes in exchange rates. If we are not able to hedge them, fluctuations in exchange rates between the euro and these currencies can have a significant impact on our operating margin and distort year-on-year performance comparisons.

The Group actively manages its exposure to currency risk to reduce the sensitivity of earnings to changes in exchange rates. Hedging programs mainly concern foreign currency receivables, payables and operating cash flows, which are generally hedged by means of forward sales. Depending on market conditions, risks in the main currencies may be hedged based on recurring forecast flows using contracts that expire in 12 months or less.

The Group's currency hedging policy is to protect subsidiaries against risks on all transactions denominated in a currency other than their accounting currency. More than twenty currencies are involved, with the US dollar, Hong Kong dollar and British pound representing the most significant sources of risk.

Interest rate risk

We are exposed to risks associated with the effect of changing interest rates. Interest rate risk on borrowings is managed at Group level, based on consolidated debt and according to market conditions. The main goal of interest rate management policies is to optimize Group financing costs. All bond debt is fixed rate. Where long-term variable rate debt is swapped for fixed rate, the swap contracts only apply to the long-term portion and the current portion is left at variable rate.

Depending on market conditions, interest rate risk on cash equivalents may be hedged using interest rate swaps.

Counterparty risk

Transactions involving foreign currency and long and short-term interest rate hedging instruments are entered into with selected counterparties. Banking counterparties are chosen according to the customary criteria, including the credit rating issued by an independent rating agency.

Group policy consists of diversifying counterparty risks and periodic controls are performed to check compliance with the related rules.

Liquidity risk

Liquidity is provided by the Group's cash and cash equivalents and commercial paper programs. These programs are backed by undrawn confirmed lines of credit.

The Group's credit rating enables it to raise significant long-term financing and attract a diverse investor base.

Currency and interest rate risks are generally managed at Group level, with the aim of limiting the impact on results of changes in exchange and interest rates without entering into any trading transactions. Hedging decisions are made by the Finance & Control - Legal Affairs Department and are reviewed at monthly intervals based on changes in financial market conditions.

Equity risk

Exposure to equity risk primarily relates to treasury stock and shares in AXA. These positions are not hedged.

Our products are subject to varying national and international standards and regulations

Our products, which are sold in national markets worldwide, are subject to regulations in each of those markets, as well as to various supranational regulations. Those regulations include trade restrictions, tariffs, tax regimes and product safety standards. Changes to any of these regulations or standards and their applicability to our business could lead to lower sales or increased operating costs, which would result in lower profitability and earnings.

Our products are also subject to multiple quality and safety controls and regulations, and are governed by both national and supranational standards, though the majority of our lineup complies with world-recognized International Electrotechnical Commission (IEC) standards. Costs of compliance with new or more stringent standards and regulations could affect our business if we are required to make capital expenditures or implement other measures.

Since our products comply with the dominant standards in our host markets, we are able to meet most all of our customers' needs.

Claims, litigation and other risks

In 2001, Schneider Electric made a public offer to purchase Legrand in exchange for shares as part of a proposed merger project. When the offer closed in July 2001, the Company held 98.1% of Legrand. In an initial decision dated October 10, 2001, the European Commission vetoed the merger, and in a second decision dated January 30, 2002, it ordered the two companies to separate as quickly as possible. As a result, Schneider Electric sold its interest in Legrand to the KKR-Wendel Investissement consortium even though the Court of First Instance of the European Communities overruled the Commission's decisions on October

22, 2002. Schneider Electric launched proceedings against the European Commission to obtain damages for the prejudice caused, estimated at €1.6 billion. Hearings are scheduled for 2006.

Belgium has initiated proceedings against former Schneider Electric executives in connection with the former Empain-Schneider Group's management of its Belgian subsidiaries. The proceedings began when SPEP (the Group holding company at the time) launched public offers for its Belgian subsidiaries Cofibel and Cofimines in 1993. Certain minority shareholders filed suit. Schneider Electric and subsidiaries Cofibel and Cofimines have been named as a defendant by the minority shareholders who claim that the Company is liable for the actions of certain of the accused. Schneider Electric is paying the legal expenses not covered by insurance of the former executives involved. The Brussels correctional court is expected to hand down a ruling at the end of March 2006.

In connection with the divestment of Spie Batignolles, Schneider Electric SA booked contingency reserves to cover the risks associated with certain major contracts and projects. Most of the risks were extinguished during 1997. Reserves for the remaining risks were booked to cover management's estimate of the risk involved, based on management's best judgment of the expected financial impact.

To the best of the Company's knowledge, no other exceptional event has occurred and no claims or litigation are pending or in progress that are likely to have a material adverse impact on the Group's business, assets and liabilities, financial position or results.

Insurance

Schneider Electric's strategy for managing insurable risks is designed to defend the interests of employees and customers and to protect the environment, the Company's assets and its shareholders' investment.

This strategy entails:

□ Identifying and quantifying risk using different reporting systems.

□ Preventing risks. Schneider Electric has a realistic prevention policy to ensure safety at its sites. The Triple A approach, conducted with insurance company experts, aims to enhance processes to control and monitor risk by identifying vulnerable areas and implementing appropriate solutions to preserve the long-term sustainability of the Group's manufacturing resources and business. This approach builds on preventive measures already in place such as regular inspections, danger and vulnerability studies, safety management for people and equipment and security plans. As concerns risks of average frequency and intensity, the Group also has ongoing programs to prevent traffic accidents and work accidents and reduce transportation risk.

□ Organizing and deploying crisis management resources, notably for technical and political risks and natural disasters.

□ Ensuring the necessary insurance cover for the main risks facing Group companies (civil liability, property damage and operating losses, environmental accidents and transportation risk). The Group continues to carefully screen insurance and reinsurance companies and evaluate their solvability. To maintain essential levels of cover while also optimizing insurance costs in light of constraints in the insurance and reinsurance markets, we have adopted a policy of self-insuring a certain number of recurring risks, whose frequency and financial impact can be reliably estimated (primarily automobile risks). Through our reinsurance subsidiary, we cover moderate property damage, operating loss and civil liability risks. The amounts involved are not material at the consolidated level.

In addition, Schneider Electric has taken out specific cover in response to certain local conditions, regulations or the requirements of certain risks, projects and businesses. This cover will be renewed in 2006.

Liability insurance

Schneider Electric is covered by a global liability insurance program. Specific liability programs have been set up in the United States, Canada and Mexico to take account of the specific requirements and characteristics of the North American market. Insured values under these programs adequately cover the Group's exposure to liability claims in connection with its businesses.

Property and casualty/business interruption insurance

A global property and casualty/business interruption insurance program has been set up for Schneider Electric in all countries except for the United States, Canada and Mexico where a specific program has been established to take account of the specific requirements and characteristics of the North American market. Aggregate settlements under the global program are capped at €250 million and specific limits apply to certain risks, such as earthquake damage and machine damage.

In 2005, external auditors prepared a report on the impact of a major event causing an interruption of business.

Transport insurance

A global transport insurance program has been set up for Schneider Electric in all countries except for the United States, Canada and Mexico where a specific program has been established to take account of the specific requirements and characteristics of the North American market. The program covers all goods shipments, including between Group facilities, by all means of transport, with a maximum insured value of €15.2 million per convoy.

1 General information

Schneider Electric SA is a Société Anonyme (joint-stock corporation) governed by the French Commercial Code, with issued capital of €1,812,953,816.
Its head office is located at 43/45, boulevard Franklin Roosevelt - 92500 Rueil-Malmaison, France (phone: +33 (0)1 41 29 70 00).

The Company is registered in Nanterre under no. 542 048 574, business identifier code (APE) 741J.

Schneider Electric SA was founded in 1871. Its term is up to July 1, 2031. The Company, which was called Spie Batignolles, changed its name to Schneider SA when it merged with Schneider SA (formerly SPEP) in 1995, and then to Schneider Electric SA in May 1999.

Its summarized corporate purpose is to operate, directly or indirectly, in France and abroad, any and all businesses related to electricity, industrial control and general contracting, as well as to carry out any and all commercial, securities, real estate and financial transactions (Article 2 of the bylaws). Schneider Electric's fiscal year runs from January 1 to December 31.

The bylaws, minutes of Annual Meetings, Auditors' Reports and other legal documents concerning the Company are available for consultation at the Company's head office (Board of Directors' Secretariat) located at 43/45 boulevard Franklin Roosevelt - 92500 Rueil-Malmaison, France.

The bylaws, auditors' reports and other documents are also available on the corporate website.
(www.schneider-electric.com)

2 Capital

Capital stock and voting rights

The Company's capital stock at December 31, 2005 amounted to €1,812,953,816, represented by 226,619,227 shares with a par value of €8.00, all fully paid up. A total of 242,627,977 voting rights were attached to the 226,199,677 shares outstanding as of the Annual Shareholders' Meeting of May 12, 2005 (information published in the "BALO" legal gazette on May 25, 2005).

Potential capital

Aside from stock options, no share equivalents were outstanding at December 31, 2005. Stock options granted under the stock option plans in force at December 31, 2005, represent 10,126,025 shares, of which 5,634,600 correspond to options to either subscribe new shares or purchase existing shares. The Board of Directors will determine the nature of the options (subscription or purchase) at a later date. Details of the stock options plans are provided on pages 26 to 28.

Authorizations to issue shares

Authorizations are as follows:

1 - At the Combined Annual and Extraordinary Shareholders' Meeting of May 12, 2005, the Board of Directors was authorized to increase the share capital by a maximum of €500 million (62.5 million shares) by issuing shares or share equivalents. In the case of an issue without pre-emptive subscription rights, the ceiling stands at €300 million (37.5 million shares). The Board of Directors was also authorized to increase the capital by a maximum of €300 million by issuing shares in payment for shares of another company tendered to a public exchange offer, or, within a limit of 10% of the Company's issued capital, in payment for shares or share equivalents of an unlisted company.

2 - At the Combined Annual and Extraordinary Shareholders' Meeting of May 12, 2005, the Board of Directors was also authorized to issue new shares to members of the Employee Stock Purchase Plan, within a limit of 5% of the Company's capital stock over 5 years.

3 - At the Combined Annual and Extraordinary Shareholders' Meeting of May 12, 2005, the Board of Directors was authorized to grant existing or new shares of the Company without consideration to employees and corporate offices of the Company and its affiliates under the provisions of article L.225-197.1 *et seq.* of the French Commercial Code.

4 - At the Combined Annual and Extraordinary Shareholders' Meeting of May 6, 2004, the Board of Directors was authorized to grant options to purchase new or existing shares to employees and corporate offices of the Company and its affiliates under the provisions of article 225-177 of the French Commercial Code.

At the 2006 Annual Shareholders' Meeting, shareholders will be asked to renew all authorizations to grant options to purchase new shares or subscribe existing shares and to grant shares without consideration. To satisfy legal obligations, shareholders will also be asked to renew the authorization to issue shares to members of the Employee Stock Purchase Plan. As part of the authorizations to issue shares to specific beneficiaries, shareholders will be asked to authorize the issuance of shares to entities set up to hold shares on behalf of employees. Lastly, shareholders will be asked to approve the change in corporate governance structure and transfer all unexpired authorizations granted to the Board of Directors to the Management Board.

The authorizations currently in force are as follows:

	Maximum aggregate par value of shares that may be issued	Number of shares (in millions)	Authorization date/ Authorization expires	Used at Dec. 31, 2005
I - Issues with pre-emptive subscription rights				
Shares, warrants and other securities convertible, exchangeable, redeemable or otherwise exercisable for shares	€500 million (1)	62.5	May 12, 2005 July 11, 2007	–
II - Issues without pre-emptive subscription rights				
a) Shares, warrants and other securities convertible, exchangeable, redeemable or otherwise exercisable for shares, for cash or in payment of listed shares	€300 million (1)	37.5	May 12, 2005 July 11, 2007	–
b) in payment of unlisted shares	10% of the capital (1)	22.6	May 12, 2005 July 11, 2007	–
III - Employee share issues				
Share issues restricted to employees (ESPP)	5% of the capital	11.3	May 12, 2005 May 11, 2010	–
Options to purchase new shares	3% of the capital (2)	6.79	May 6, 2004 July 5, 2007	2.6% (3)
Shares granted without consideration	2% of the capital (4)	4.53	May 12, 2005 May 11, 2010	–

(1) The ceilings for issues with and without pre-emptive subscription rights are not cumulative.

(2) The number of options to subscribe new shares or purchase existing shares that have been granted and not yet exercised or cancelled may not exceed 3% of the issued capital.

(3) Stock option plans 23 to 27. The Board of Directors will determine the nature of Plans 24, 26 and 27 (subscription or purchase) before the beginning of the exercise period at the latest.

(4) Shares granted without consideration and options granted to subscribe existing shares or purchase new shares may not exceed 3% of the issued capital.

Three-year summary of changes in capital

Changes in the share capital since December 31, 2002 as a result of the exercise of stock options, shares issued to the Employee Share Purchase Plan and share cancellations on March 5, 2003 and December 9, 2004 were as follows:

	Number of shares issued or cancelled	Total shares outstanding	New capital
Capital at Dec. 31, 2002		**240,812,905**	**1,926,503,240 euros**
Cancellation of shares	(12,000,000)		
Exercise of stock options	1,958,180		
Shares issued to the ESPP (2003 worldwide plan)	1,071,085		
Capital at Dec. 31, 2003 (1)		**231,842,170**	**1,854,737,360 euros**
Cancellation of shares	(7,000,000)		
Exercise of stock options	646,160		
Shares issued to the ESPP (2004 worldwide plan)	705,847		
Capital at Dec. 31, 2004 (2)		**226,194,177**	**1,809,553,416 euros**
Exercise of stock options	425,050		
Capital at Dec. 31, 2005 (3)		**226,619,227**	**1,812,953,816 euros**

(1) €71.77 million decrease in capital stock, €316.61 million decrease in additional paid-in-capital.
(2) €45.18 million decrease in capital stock, €240.90 million decrease in additional paid-in-capital.
(3) €3.40 million increase in capital stock, €19.04 million increase in additional paid-in-capital.

Stock buybacks

The Annual Shareholders' Meeting of May 6, 2004 authorized the Board of Directors to buy back shares on the open market. Pursuant to this authorization, the Company purchased 6,658,783 shares at an average unit price of €54.37. At its meeting of December 9, 2004, the Board of Directors used the authorization granted by the Annual Shareholders' Meeting of May 6, 2004 to cancel 7 million shares bought back by the Company pursuant to authorizations granted by the Annual Shareholders' Meetings of May 27, 2002, May 16, 2003 and May 6, 2004.

The Annual Shareholders' meeting of May 12, 2005 authorized the Board of Directors to buy back shares. Pursuant to this authorization, the Company purchased 203,071 shares at an average unit price of €57.96 on February 16, 2006. Trading fees paid in 2005 totaled €216,693, of which €6,600 related to the use of the authorization granted on May 12, 2005. Stock exchange tax on share buybacks during the year amounted to €21,449, of which €1,990 related to the use of the authorization granted on May 12, 2005.

3 Ownership structure

	Dec. 31, 2005				Dec. 31, 2004		Dec. 31, 2003	
	Capital %	Number of shares	Voting rights %	Number of voting rights	Capital %	Voting rights %	Capital %	Voting rights %
Caisse des Dépôts	4.44	10,062,852	5.48	13,237,852	4.45	5.39	4.34	5.23
Employees	3.35	7,586,325	5.82	14,045,608	3.76	6.22	3.62	6.00
Schneider Electric shares held via Cofibel/Cofimines	0.95	2,150,352	-	-	0.95	-	0.93	-
Treasury stock	2.61	5,919,759	-	-	2.25	-	2.90	-
Public	88.65	200,899,939	88.70	214,215,319	88.59	88.39	88.21	88.77
Total	100.00	226,619,227	100.00	241,498,779	100.00	100.00	100.00	100.00

Ownership structure at December 31, 2005

- Caisse des Dépôts et Consignations 4.44%
- Employees 3.35%
- Treasury stock - Schneider Electric shares held via Cofibel/Cofimines 3.56%
- Public 88.65%

A total of 14,879,552 shares benefited from double voting rights.

Disclosure thresholds

To the best of the Company's knowledge, no shareholders other than Caisse des Dépôts et Consignations, listed above, hold, either directly or indirectly, more than 5% of Schneider Electric's capital or voting rights.

Pledges on Schneider Electric shares

To the best of the Company's knowledge, shares pledged by shareholders represent 0.05% of the issued capital.

Pledges on subsidiaries' shares

Schneider Electric has not pledged any shares in significant subsidiaries.

4 Employee profit-sharing and share ownership and stock option plans

Profit-sharing plans

Profit-sharing and other profit-based incentive plans have been in effect at Schneider Electric Industries SAS since 1994.

The amounts allocated over the past five years were as follows:

- €16.1 million in 2001 (profit-based incentive plan and profit sharing).
- €2.2 million in 2002 (profit-based incentive plan and profit sharing).
- €13 million in 2003 (profit-based incentive plan).
- €35.2 million in 2004 (profit-based incentive plan).
- €19.5 million in 2005 (profit-based incentive plan).

The "Schneider Electric" corporate mutual fund

Schneider Electric has long been committed to developing employee stock ownership. Employees who are members of the Employee Stock Purchase Plan have an opportunity to purchase new or existing Schneider Electric SA shares through corporate mutual funds.

The last employee share issue took place in 2004.

As of December 31, 2005, employees held a total of 7,586,325 Schneider Electric SA shares through the corporate mutual funds, representing 3.35% of the capital and 6.20% of the voting rights, taking into account double voting rights.

Stock option plans

Grant policy

Stock option plans are approved by the Board of Directors following a review of the plans by the Remunerations and Appointments Committee. In May and June 2005, the Board of Directors set up two option plans :

1 - The first, number 25, is designed to reward the 2004 winners of the NEW2004 Trophies, an annual awards program organized as part of the NEW2004 company program. The plan has 157 grantees, members of the nine winning teams. Each member was granted 500 or 1,000 options, depending on the team.

2 - The second, number 26, was decided as part of the annual policy to grant stock options. It has 458 grantees. In addition, at its meeting of December 1, 2005, the Board of Directors decided to set up annual plans at the end of the fiscal year so that grantees will be informed of stock option grants at the same time that their bonus targets are determined. Pursuant to this decision, the Board of Directors set up the annual plan for 2006 (plan number 27) on December 1, 2005. It has 419 grantees.

Description

The exercise price is equal to the average share price of the twenty trading days prior to the date of grant by the Board of Directors. No discount is applied. The options have an eight year life. Options granted under plans 14 through 19 may be exercised as from the fourth year, as long as the grantee holds the shares subscribed or acquired in registered form until the end of a five-year period following the date of grant.

Options granted under plans 20, 21, 24, 26 and 27 may be exercised without condition as from the fourth year or, in certain cases, as from the third year. Exceptionally, options granted under plans 22, 23 and 25 may be exercised as from the first year.

Options may only be exercised by Group employees. In addition, the exercise of options granted under plans 14 through 18, 20, 21, 24, 26 and 27 is fully or partially dependent on specific targets being met concerning profit, value creation, revenue or operating margin, as described in the following table. Because these targets were only partially achieved, 2,355,500 options granted under plans 14 through 20 were cancelled.

Options granted to and exercised by corporate officers and the top grantees during the year

200,000 options with an exercise price of €60.78 and expiring in 2013 were granted to Henri Lachmann under plan number 26. Another 150,000 options with an exercise price of €72.10 and expiring in 2013 were granted to Mr. Lachmann under plan number 27. The exercise of these options is dependent on certain conditions being met. Mr. Lachmann, who was granted options under plans 15 through 21, 24, 26 and 27, exercised 46,700 options at a price of €50.86 under plan number 15 during the year.

Options granted to the top ten employee grantees during the year and exercised by the ten employees exercising the most options during the year

	Number of options	Price (in euros)	Expiration date
Options granted in 2005 to the top ten employee grantees (not including corporate officers)			
Plan 26	300,000	60.78	2013
Plan 27	293,000	72.10	2013
Options exercised in 2005 by the ten employees exercising the largest number of options during the year (not including corporate officers)	222,300	52.00 (1)	–

(1) Weighted average price.

Stock option plan details

Plan no.	Date of Board Meeting	Number of initial grantees	Number of options granted	Price in euros	Exercise criteria	% of targets met	Number of options cancelled (1)	Number of options exercised by corporate officers (2)	Number of options exercised by the top ten employee grantees (2)	Number of options outstanding at Dec. 31, 2005 (3)
14	01/28/98 P	291	1,208,000	50.77	All options: ROE for 1996 to 1998	85.4	164,300	-	-	0
15	12/22/98 P	1	60,000	50.86	50% of options: value creation for 1999 to 2001	55.4	13,300	46,700	-	0
16	04/01/99 P	337	1,259,300	50.73	50% of options: value creation for 1999 to 2001	55.4	245,900	85,600	154,500	478,720
17	04/01/99 P	542	2,123,100	50.73	All options: sales, base costs and operating income for 2001	47.7	1,078,600	107,400	172,900	622,052
18	03/24/00 P	1,038	1,421,200	65.88	50% of options: value creation for 2000 to 2002	0	686,600	63,000	87,900	583,981
19	04/04/01 S	1,050	1,557,850	68.80	None	NA	NA	205,500	163,600	1,426,375
20	12/12/01 S	180	1,600,000	51.76	All options: 2004 sales and operating income	89.0	166,800	89,000	296,800	970,850
21	02/05/03 S	433	2,000,000	45.65	50% of options: operating margin and operating income to capital employed	-	-	150,000	350,000	1,861,100
22	02/05/03 S	111	111,000	45.65	None (reserved for winners of the NEW2004 Trophies)	NA	NA	-	10,000	69,950
23	05/06/04 S	107	107,000	56.09	None (reserved for winners of the NEW2004 Trophies)	NA	NA	-	10,000	74,000
24	05/06/04 S/P	402	2,060,700	56.09	50% of options in equal amounts over 2004, 2005 and 2006: operating margin	-	-	150,000	282,200	2,024,900
25	05/12/05 S	157	138,500	57.02	None (reserved for winners of the NEW2004 Trophies)	NA	NA	-	15,000	89,150
26	06/28/05 S/P	458	2,003,800	60.78	50% of options: operating margin and revenue for 2005 and 2006	-	-	200,000	300,000	1,994,800
27	12/01/05 S/P	419	1,614,900	72.10	50% of options: operating margin and revenue for 2006 and 2007	-	-	150,000	293,000	1,614,900
			17,265,350				2,355,500	1,247,200	2,135,900	**11,810,778**

(1) Because targets were not met (plans 14 to 20).
(2) After cancellations because targets were not met.
(3) Number of shares outstanding after deducting all shares cancelled and exercised since the plan began.

Outstanding options

Plan no.	Date of Board Meeting	Type (1)	Expiration date	Price (in euros)	Number of options outstanding (2)	Options granted to corporate officers (2)	Options exercised in 2005	Options cancelled in 2005	Number of options outstanding at Dec. 31, 2005
14	01/28/98	P	01/27/05	50.77	919,046	-	894,846	24,200	0
15	12/22/98	P	12/21/05	50.86	46,700	46,700	46,700	0	0
16	04/01/99	P	03/31/07	50.73	919,800	85,600	436,880	4,200	478,720
17	04/01/99	P	03/31/07	50.73	944,100	107,400	321,248	800	622,052
18	03/24/00	P	03/23/08	65.88	642,000	63,000	35,219	22,800	583,981
19	04/04/01	S	04/03/09	68.80	1,464,875	205,500	9,700	28,800	1,426,375
20	12/12/01	S	12/11/09	51.76	1,494,400	89,000	311,450	212,100	970,850
21	02/05/03	S	02/04/11	45.65	1,921,200	150,000	0	60,100	1,861,100 (3)
22	02/05/03	S	02/04/11	45.65	91,500	-	21,550	0	69,950
23	05/06/04	S	05/05/12	56.09	107,000	-	33,000	0	74,000
24	05/06/04	S or P	05/05/12	56.09	2,060,700	150,000	0	35,800	2,024,900 (3)
25	05/12/05	S	05/11/13	57.02	138,500	-	49,350	0	89,150
26	06/28/05	S or P	06/27/13	60.78	2,003,800	200,000	0	9,000	1,994,800 (3)
27	12/01/05	S or P	11/30/13	72.10	1,614,900	150,000	0	0	1,614,900 (3)
					14,368,521	1,247,200	2,159,943	397,800	**11,810,778**

(1) S = Options to subscribe new shares. P = Options to purchase existing shares.

(2) As of January 1, 2005 for plans 14 to 24.

(3) Assuming exercise criteria are met.

5 Stock market data

In France, Schneider Electric is listed on the Eurolist of the Euronext Paris market, where it is traded in lots of one under ISIN code FR0000121972.

It is part of the market's benchmark CAC 40 index of France's largest stocks.

Five-year summary of share price performance

	2005	2004	2003	2002	2001
Average daily trading volume Euronext Paris					
- Thousands of shares	947.34	942.82	1,198.06	1,068.17	1,206.92
- Millions of euros	59.31	50.49	53.92	53.87	72.82
High and low share prices (in euros)					
- High	77.15	58.25	54.30	59.85	79.20
- Low	51.15	49.20	37.40	37.16	38.10
Year-end closing price (in euros)	75.35	51.20	51.90	45.09	54.00
Yield including tax credit (%)	2.99	3.52	3.18	3.33	2.41

18-Month Trading Data

Year	Month	Trading volume (in thousands of shares)	Value (in millions of euros)	Price (in euros) High	Price (in euros) Low
2004	September	17,027	891.51	53.70	51.30
	October	16,856	896.23	54.70	51.30
	November	15,184	807.22	54.30	51.80
	December	18,283	938.94	52.60	49.71
2005	January	29,490	1,645.42	58.60	51.15
	February	18,851	1,113.54	60.60	57.65
	March	19,529	1,190.76	63.30	59.45
	April	25,731	1,501.70	61.20	54.70
	May	23,139	1,329.23	59.80	55.55
	June	20,296	1,241.89	62.95	59.00
	July	18,200	1,177.29	66.70	61.50
	August	16,789	1,080.84	66.55	61.85
	September	17,532	1,124.51	65.80	62.25
	October	22,359	1,526.80	69.90	65.50
	November	16,298	1,169.77	74.00	68.40
	December	15,252	1,140.87	77.15	72.75
	Total 2005	**243,466**	**15,242.62**		
2006	January	20,947	1,682.25	87.50	75.05
	February	18,948	1,609.60	87.35	82.10

The Schneider Electric SA share vs. the CAC 40 index over 5 years
(Thomson Financial data)


Schneider Electric share
CAC 40 Index
90
75
60
45
30
7,000
6,000
5,000
4,000
3,000
2,000
77.70
54.00
45.09
51.90
58.60
75.35
84.60
Dec. 31, 2000
Dec. 31, 2001
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004
Dec. 31, 2005
Feb. 10, 2006
■ Share price in euros
○ Schneider Electric share
○ CAC 40 index
(based on Schneider Electric share on Dec. 31, 2000)

Monep

Options on Schneider Electric SA shares have been traded on the Monep market since December 20, 1996.

Ordinary bonds

In August 2005, Schneider Electric SA issued €1.5 billion worth of bonds as part of the Euro Medium Term Notes program initiated on August 31, 2004. The issue comprises a €900 million five-year tranche at 3.125% and a €600 million twelve-year tranche at 4%. These bonds are traded on the Luxembourg stock exchange under ISIN code FR0010224337 for the five-year tranche and FR0010224329 for the 12-year tranche.

As part of the Euro Medium Term Notes program initiated on December 20, 2002, Schneider Electric SA issued €750 million worth of 3.875% bonds due October 31, 2008. The bonds are traded on the Luxembourg bond market under ISIN code FR0010023200.

On October 19 and 20, 2000, Schneider Electric SA issued two tranches of 6.1275% bonds due October 19, 2007, in principal amounts of €400 million and €50 million, respectively. The bonds are traded on the Luxembourg bond market under ISIN code FR004833091.

On April 14, 1999, Schneider Electric SA issued €750 million worth of 3.75% bonds due April 14, 2004. On May 28, 1999, a further €250 million 3.75% bond issue was carried out, also due April 14, 2004. The second issue was treated as an extension of the first. Both were traded on the Euronext Paris and the Luxembourg bond markets under ISIN code FR FR0010023200. The Group redeemed bonds totaling €49 million in 2003 and €951 million in 2004.

6 Investor relations

Investor Relations Officer

Pierre Bouchut
Executive Vice-President, Finance and Control - Legal Affairs

43-45, boulevard Franklin-Roosevelt
92500 Rueil-Malmaison - France

Phone: +33 (0)1 41 29 71 34

Contacts

Information or documents may be requested from the Financial Communication Department:

Alexandre Brunet
Head of Financial Communication and Investors Relations.

For institutional investors and financial analysts: +33 (0)1 41 29 87 50.

Toll-free number for individual shareholders: 0 800 20 55 14.

Shareholders' Relations Committee

The Committee is made up of eight individual shareholders appointed by Schneider Electric for a three-year term. Members may serve a maximum of two terms. The Committee is designed to relay shareholders' concerns in the area of financial communication to the Company. It gives an opinion and makes suggestions on financial communication actions and resources for individual shareholders. In 2005, the members met three times and made numerous suggestions that were then implemented by Schneider Electric's financial communication department.

Examples include:

- Changes in the format, contents and frequency of the Letter to Shareholders.
- Ways to improve the corporate website, especially the financial section.
- Changes in financial advertising (form and media).
- The Committee's participation in the Q&A session with the Chairman at the Annual Shareholders' Meeting. In this capacity, Committee members relay certain questions asked via the toll-free number.

Shareholder documents

In addition to the annual report and a summary report entitled "In Brief", the Company also publishes:

- A Shareholders' Letter (three times a year).
- General, economic and financial information (presentations, press releases).
- A corporate website (www.schneider-electric.com).

3 / Corporate Governance

The Company applies AFEP-MEDED corporate governance guidelines.

1 Board of Directors (at December 31, 2005)

Chairman and Chief Executive Officer

Henri Lachmann

Age: 67

Professional address: Schneider Electric
43-45 bd Franklin Roosevelt –
92500 Rueil Malmaison, France

4,500 Schneider Electric SA shares

First elected: 1996 / Term ends: 2008

Other directorships and
functions in French or foreign companies

□ Currently: Chairman and Chief Executive Officer of Schneider Electric SA; Chairman of Schneider Electric Industries SAS and Director of a number of Schneider Electric subsidiaries; Director of various AXA subsidiaries; Member of the Supervisory Boards of Vivendi Universal, AXA, and Norbert Dentressangle; Chairman of the Board of Directors of Centre Chirurgical Marie Lanelongue; Non-voting Director of Fimalac and Tajan.

□ Previous directorships and functions held in the past five years: Director of Vivendi Universal, a number of Schneider Electric subsidiaries, Etablissements de Dietrich & Cie, Finaxa, and Fimalac Investissements; Member of the International Committee of Daimler Benz.

Expertise and experience

A graduate of Hautes Etudes Commerciales (HEC), Henri Lachmann began his career in 1963 with Arthur Andersen. In 1970, he joined Compagnie Industrielle et Financière de Pompey. In 1971 he became Chief Executive Officer of Financière Strafor (later Strafor Facom), where from 1981 to 1997 he served as Chairman and Chief Executive Officer. He has served as a Director of Schneider Electric SA since 1996 and was appointed Chairman on February 25, 1999.

Directors

Daniel Bouton*

Age: 55

Professional address: Société Générale
Tour Société Générale, 17 Cours Valmy,
92972 Paris la Défense, France

250 Schneider Electric SA shares

First elected: 1995 / Term ends: 2008

Other directorships and
functions in French or foreign companies

□ Currently: Director of Schneider Electric SA; Chairman and Chief Executive Officer of Société Générale; Director of Total and Veolia Environnement.

□ Previous directorships and functions held in the past five years: Director of Arcelor; Member of the Supervisory Board of Vivendi Environnement.

Expertise and experience

A graduate of Ecole Nationale d'Administration with the title of Inspecteur Général des Finances, Daniel Bouton held several positions in the French Finance Ministry, including Budget Director, from 1988 to 1991. He joined Société Générale in 1991, becoming Chief Executive Officer in 1993 and Chairman in 1997.

Alain Burq

Age: 52

Professional address:
Schneider Electric Industries SAS
89 bd Franklin Roosevelt –
92500 Rueil Malmaison, France

250 Schneider Electric SA shares

First elected: 2000 / Term ends: 2008

Other directorships and
functions in French or foreign companies

□ Currently: Director of Schneider Electric SA; Member of the Supervisory Board of the "Schneider Actionnariat" corporate mutual fund; responsible for special projects at Schneider Electric's Finance Department.

□ Previous directorships and functions held in the past five years: Chairman of Ordosoftware.

Expertise and experience

A graduate of Ecole Supérieure de Commerce de Paris, Alain Burq also has an MBA from the Wharton School of the University of Pennsylvania. In 1982, he joined Groupe Schneider subsidiary Spie Batignolles, where he held various positions until 1998, when he moved to Schneider Electric. He has been in charge of special projects for the Finance department since 2005.

**Independent director, as defined in the Bouton report on corporate governance.*

Noël Forgeard*

Age: 59

Professional address: EADS
37 Boulevard Montmorency – 75016 Paris, France

250 Schneider Electric SA shares

First elected: 2005 / Term ends: 2008
(pending approval by shareholders at the 2006 Annual Meeting)

Other directorships and functions in French or foreign companies

- Currently: Director of Schneider Electric SA; Chief Executive Officer of EADS N.V France; Director of Arcelor, Dassault Aviation, Ecole Polytechnique, and EADS N.V.
- Previous directorships and functions held in the past five years: Chairman and Chief Executive Officer of Airbus Holding SA; Chairman of the Board of Directors of Airbus France; Chairman or Director of various Airbus subsidiaries; Director of France Galop, IMS SA, and EADS CASA.

Expertise and experience

A graduate of Ecole Polytechnique and Ecole des Mines, Noël Forgeard began his career in the French civil service before joining Usinor subsidiary Compagnie Française des Aciers Spéciaux. In 1986, he served as an advisor on industrial issues in Prime Minister Jacques Chirac's office. In 1987, he joined Lagardère, where he headed Matra's defense and space divisions. Two years later, he became Chairman and Chief Executive Officer of Matra Haute Technologie. In 1998, Mr. Forgeard became CEO of Airbus before being appointed Chairman and CEO of EADS.

Jérôme Gallot*

Age: 46

Professional address: Caisse des Dépôts et Consignations, 67 rue de Lille, 75007 Paris, France

250 Schneider Electric SA shares

First elected: 2005 / Term ends: 2008

Other directorships and functions in French or foreign companies

- Currently: Director of Schneider Electric SA; Senior Executive Vice President Caisse des Dépôts et Consignations; Director of Compagnie Nationale du Rhône (CNR), Caisse Nationale de Prévoyance Assurances, ICADE, Galaxy Fund, Galaxy Management Services, and Caixa Seguros; Chairman of Sicav Austral.
- Previous directorships and functions held in the past five years: None.

Expertise and experience

Mr. Gallot is a graduate of Institut d'Etudes Politiques de Paris and Ecole Nationale d'Administration. After three years with the Cour des Comptes, he served as an advisor to the Secretary General of the interministerial committee for European economic cooperation, from 1989 to 1992, and then moved the Budget department. He was then Chief of Staff in a number of French ministries, from 1993 to 1997. In 1997, he was appointed Director of the Competition, Consumer Affairs and Anti-Fraud Division of the Ministry of the Economy and Finance. He left this position in 2003 to become Senior Executive Vice President at Caisse des Dépôts et Consignations.

Willy R. Kissling*

Age: 61

Professional address:
Poststrasse no. 4 - BP 8808 Pfaeffikon, Switzerland

500 Schneider Electric SA shares

First elected: 2001 / Term ends: 2008

Other directorships and functions in French or foreign companies

- Currently: Director of Schneider Electric SA; Director of Holcim Ltd (cement) and Kühne + Nagel International AG (logistics); Chairman of the Board of Directors of Grand Hotels Bad Ragaz AG.
- Previous directorships and functions held in the past five years: Chairman of the Board of Directors and Chairman and CEO of Unaxis Corporation; Vice-Chairman and later Chairman of Forbo Holding AG and SIG Holding Ltd.

Expertise and experience

Mr. Kissling, a Swiss citizen, holds diplomas from the University of Bern and Harvard University. He began his career at Amiantus Corporation and then joined Rigips, a plasterboard manufacturer, in 1978. He was appointed to the Rigips Executive Committee in 1981 and subsequently became Chairman. From 1987 to 1996, Mr. Kissling served as Chairman and Chief Executive Officer of Landis & Gyr Corporation, a provider of services, systems and equipment for building technology, electrical contracting and pay phones. From 1998 to 2005, he was Chairman of Unaxis Corporation, also serving as Chairman and Chief Executive Officer from 1998 to 2002.

Gérard de La Martinière*

Age: 62

Professional address:
Fédération Française des Sociétés d'Assurances
26 Boulevard Haussmann - 75008 Paris, France

606 Schneider Electric SA shares

First elected: 1998 / Term ends: 2007

Other directorships and functions in French or foreign companies

- Currently: Director of Schneider Electric SA; Chairman of Fédération Française des Sociétés d'Assurances (F.F.S.A) and Chairman of the European Insur-

ance Committee (CEA); Chairman of the Board of LCH.Clearnet Group Ltd., London, since January 2004; Member of the Supervisory Board of Air Liquide since 2003.

□ Previous directorships and functions held in the past five years: Member of the Management Board of AXA; Director and Chief Executive Officer of Finaxa; Director of Crédit Lyonnais; Director of various AXA subsidiaries, including Compagnie Financière de Paris and Ateliers de Construction du Nord de la France (ANF).

Expertise and experience

A graduate of Ecole Polytechnique and Ecole Nationale d'Administration, Gérard de La Martinière held several positions in the French Finance Ministry before serving as Secretary General of Commission des Opérations de Bourse and General Manager of Société des Bourses Françaises. In 1989, he joined AXA, where he was appointed Executive Vice-President, Holding Companies and Corporate Functions in 1993, member of the Management Board in 1997 and Executive Vice-President, Finance, Budget Control and Strategy in 2000. He left AXA in 2003 to become Chairman of Fédération Française des Sociétés d'Assurances (F.F.S.A).

René Barbier de La Serre*

Age: 65

Professional address:
Compagnie Financière Edmond de Rothschild
47 Rue Faubourg Saint-Honoré, 75008 Paris, France

1,000 Schneider Electric SA shares

First elected: 2002 / Term ends: 2009

Other directorships and
functions in French or foreign companies

□ Currently: Director of Schneider Electric SA; Director of Sanofi-Aventis, Pinault-Printemps-Redoute and Harwanne Compagnie de Participations Industrielles et Financières SA (Geneva); Chairman of the Supervisory Board of Edmond de Rothschild Private Equity Partners; Member of the Supervisory Boards of Compagnie Financière Saint-Honoré, Compagnie Financière Edmond de Rothschild Banque, and Euronext NV (Amsterdam); Non-voting Director of Fimalac and Nord-Est.

□ Previous directorships and functions held in the past five years: Director of Calyon, Crédit Lyonnais, Fimalac Investissement, Nord-Est, and AOBA Life (Japan); Compagnie Financière Saint-Honoré's permanent representative on the Supervisory Board of Compagnie Financière Edmond de Rothschild Banque; Chairman of the Board of Directors of Tawa UK Ltd (London); Advisor to the Chairman of Crédit Commercial de France; Chairman of CCF Suisse; Chairman of the Supervisory Boards of Société Marseillaise du Crédit and CCF Asset Management; Director of several other CCF subsidiaries; Chairman and Chief Executive officer of Continentale d'Entreprises.

Expertise and experience

After graduating from Ecole Polytechnique and l'Institut d'Etudes Politiques de Paris, Mr. Barbier de La Serre joined Banque de l'Union Européenne in 1963, later becoming Deputy Director. In 1973, he moved to Crédit Commercial de France (CCF), where he was appointed Managing Director in 1987 and Vice Chairman and Chief Executive Officer in 1993. He left CCF in 1999. From 1988 to 1998, Mr. Barbier de La Serre was a member of Conseil des Marchés Financiers (formerly Conseil des Bourses de Valeurs), serving as Chairman from 1994 to 1998. In this capacity, he was a member of the Collège de la Commission des Opérations de Bourse.

Chris Richardson

Age: 61

250 Schneider Electric SA shares

First elected: 2004 / Term ends: 2008

Other directorships and
functions in French or foreign companies

□ Currently: Director of Schneider Electric SA.

□ Previous directorships and functions held in the past five years: Former Executive Vice-President of Schneider Electric's North American Division; Director of Square D, Financière MGE, MGE Finances SAS, MGE-UPS Systems, and Schneider (Thailand) Ltd.

Expertise and experience

A US citizen, Mr. Richardson graduated from Iowa State University after serving in the US Air Force from 1964 to 1968 and joined Square D in 1971. He spent his entire career with the company, which was acquired by Schneider Electric in 1991. From 1998 to January 2004, he served as Executive Vice-President of Schneider Electric's North American Division.

James Ross *

Age: 67

300 Schneider Electric SA shares

First elected: 1997 / Term ends: 2007

Other directorships and
functions in French or foreign companies

□ Currently: Director of Schneider Electric SA; Director of McGraw-Hill Inc., Datacard Inc., and Prudential plc; Chairman of Leadership Foundation for Higher Education.

□ Previous directorships and functions held in the past five years: Chairman of Littlewoods plc; Chairman of National Grid; Vice-Chairman of National Grid Transco.

**Independent director, as defined in the Bouton report on corporate governance.*

Expertise and experience

James Ross, a British subject, is a graduate of Oxford University. In 1959 he joined BP, where he held several positions before becoming a Managing Director in 1991. He was Managing Director of Cable & Wireless plc from 1992 to 1995, when he was appointed Chairman of the National Grid. After National Grid merged with Transco in 1999, he served as Vice-Chairman of National Grid Transco from 2002 to 2004.

Piero Sierra *

Age: 71
Professional address: Pirelli SpA Viale Sarca 222 - 20126 Milan, Italy
1,000 Schneider Electric SA shares
First elected: 1997 / Term ends: 2008

Other directorships and functions in French or foreign companies

■ Currently: Director of Schneider Electric SA; Special Advisor for the administration of Pirelli's international companies: Alexandria Tire Corp., Pirelli Deutschland AG, Pirelli Neumaticos SAIC, Pirelli UK Tyres, Turk Pirelli Lastikleri AS, Pirelli North America Inc. and Pirelli SA (Brazil).

■ Previous directorships and functions held in the past five years: Director of Pirelli Cables et Systemes SA, Pirelli Armstrong Tire Corp, Pirelli Cable Corporation, Pirelli Cables Ltd, Pirelli Cables Saic, Pirelli Cabos SA, Pirelli Canada Inc, Pirelli Tyre Holding NV, Pirelli UK Tyres, Turk Pirelli Lastikleri AS.

Expertise and experience

Piero Sierra, an Italian citizen with a degree in humanities from the University of Lyon, joined Milan-based Pirelli SpA in 1962. He held management positions in Italy and abroad before becoming Director and Chief Executive Officer of Pirelli SpA from 1991 to 1995. Mr. Sierra is Chairman of A.I.R.C. (Italian Association for Cancer Research) and F.I.R.C. (Italian Foundation for Cancer Research).

Serge Weinberg *

Age: 55
Professional address: Weinberg Capital Partners 40 rue de la Boëtie, 75008 Paris, France
500 Schneider Electric SA shares
First elected: 2005 / Term ends: 2009

Other directorships and functions in French or foreign companies

■ Currently: Director of Schneider Electric SA; Chairman of the Board of Directors of Accor; Chairman and Chief Executive Officer of Weinberg Capital Partners; Member of the Supervisory Board of Gucci Group; Director of Gucci Group and FNAC; General Manager of Adoval and Maremma.

■ Previous directorships and functions held in the past five years: Chairman of the Management Board of Pinault-Printemps-Redoute; Chairman of the Supervisory Boards of France Printemps, Conforama Holding, Guilbert SA, and Redcats; Member of the Supervisory Boards of Yves Saint-Laurent Parfum, Boucheron Holding and PPR Interactive (PPR's permanent representative); Director of Rexel and PPR Asia; Tennessee's permanent representative on the Board of Directors of Bouygues; General Manager of De Serole.

Expertise and experience

After graduating from France's Ecole Nationale d'Administration, Mr. Weinberg held several positions in the civil service and ministerial offices. He then served as Chief Operating Officer of French television channel FR3, Chief Executive Officer and the Chairman of the Management Board of Havas Tourisme, and Managing Director of Banque Pallas Finance. In 1990, Mr. Weinberg joined what would become Pinault-Printemps-Redoute (PPR) when he became Chief Executive of CFAO. Within PPR, he served as Chairman of Rexel (formerly CDME), a electrical equipment distributor. In 1995, he was appointed Chairman of the PPR Management Board, a position he held until early 2005.

Non-voting Directors

Claude Bébéar

Age: 70
Professional address: AXA 25 Avenue Matignon, 75008 Paris, France
250 Schneider Electric SA shares
First elected: 2004 / Term ends: 2008

Other directorships and functions in French or foreign companies

■ Currently: Non-voting Director of Schneider Electric SA; Chairman of the Supervisory Board of AXA; Director of various AXA subsidiaries and BNP-Paribas; Member of the Supervisory Board of Vivendi Universal.

■ Previous directorships and functions held in the past five years: Chairman and Director of various AXA subsidiaries, including AXA Financial; Chairman and Chief Executive Officer of Finaxa; Director of Schneider Electric SA; Director of Vivendi Universal.

Expertise and experience

A graduate of Ecole Polytechnique, Claude Bébéar joined in 1958 the mutual insurance company that would become AXA in 1985. He was appointed Chairman and Chief Executive Officer of the company in 1975. From late 1996, when AXA merged with UAP, until 2000, when he was appointed Chairman of the Supervisory Board, Mr. Bébéar served as Chairman of AXA's Management Board and Chairman of its Executive Committee.

Cathy Kopp

Age: 58

Professional address: Accor
33 Avenue du Maine – 75015 Paris, France

250 Schneider Electric SA shares

First elected: 2005 / Term ends: 2009

Other directorships and functions in French or foreign companies

- Currently: Non-voting Director of Schneider Electric SA, Human Resources General Manager, Accor.
- Previous directorships and functions held in the past five years: Vice-President, Corporate Human Resources and member of the Executive Committee of LVMH.

Expertise and experience

After earning a degree in mathematics, Cathy Kopp joined IBM France in 1973. In 1992, she became Human Resources Director at IBM France. In 1996, she was appointed Vice-President Human Resources at IBM Corp.'s Storage Systems Division. In 2000, Ms. Kopp became Chairman and CEO of IBM France. She joined Accor in 2002 as Human Resources General Manager. She is a member of the French anti-discrimination authority (Halde).

Independent director, as defined in the Bouton report on corporate governance.

2 Organizational and operating procedures of the Board of Directors**

The Board of Directors defines the Company's business strategy and oversees its implementation. Its members are elected by shareholders in Annual Meeting upon proposal of the Board for four-year, renewable terms. According to the Company bylaws, Directors may not hold office beyond their 74th birthday.

Based on a review by the Remunerations and Appointments Committee, the Board considered that nine of the thirteen Directors sitting on the Board since May 12, 2005 were independent Directors, as defined in the Bouton report on corporate governance. Foreign representation is also significant as the Board includes four non-French Directors. Employee shareholders are represented by a Director who sits on the Supervisory Board of the "Schneider Actionnariat" corporate mutual fund. The average age of the Board members is 59.

The Board approved a set of operating rules and procedures in March 2003. The document, which include the operating rules and procedures of the Board committees (the Remunerations and Appointments Committee and the Audit Committee) as well as the Directors' charter recommended under AFEP- MEDEF corporate governance guidelines, comprises 8 Articles:

Article 1 defines the Board's role and powers. The Board of Directors defines the Company's business strategy and oversees its implementation. To enable the Board to fulfill its duties, the Chairman must inform the Board of any material event arising in the normal course of business. He or she must also submit to the Board's authorization any proposal to acquire or sell assets exceeding €100 million as well as all transactions involving a commitment by the Company above this amount. In addition, the Board must carry out an annual review of its membership, organization and operating procedures.

Article 2 defines the principles the Board shall apply concerning the renewal of its membership. These include assuring international representation by maintaining a significant number of non-French Directors, maintaining independence through a majority of independent Directors as defined in the Bouton report, ensuring continuity through the re-election of one quarter of the Directors each year and enabling representation of employee shareholders by a Director who is a member of the Supervisory Board of a mutual fund invested in Company stock.

Article 3 defines procedures for organizing Board meetings. In addition to the legal provisions for calling Board meetings, participation of Directors, minutes, etc., this article calls for a minimum of six meetings a year and the attendance of the Executive Vice-President, Finance and any line executives concerned by the major issues put before the Board.

Article 4 defines the status of Directors and their responsibilities. These include:

□ Representing all shareholders and acting in the corporate interest.

□ *Submitting their resignation when they have not participated in more than half the Board meetings.*

□ Respecting an obligation of confidentiality.

□ Requesting any documents needed to fulfill their responsibilities and meeting with Company executives as required.

□ Reporting conflicts of interest.

□ Owning at least 250 shares of Company stock.

□ Complying with strict rules governing trading in Schneider Electric shares.

□ Disclosing on a timely basis any transactions involving Schneider Electric shares.

□ Attending the Annual Shareholders' Meeting.

Articles 5 to 7 apply to the Board Committees and are described in the corresponding section below.

Article 8 defines the scope of the internal rules and procedures.

To ensure that Board members are fully prepared, the Company sends them the meeting agenda ten days before upcoming Board meetings, along with draft minutes of the previous meeting. Four to five days beforehand, the Directors also receive a Board meeting file, which may include financial statements when appropriate (the deadline is shorter, however, for the interim financial statements). The file includes notes or the text of presentations scheduled on the agenda, as well as, when appropriate, any draft reports and the consolidated or parent company financial statements. A supplementary file may also be provided at the meeting.

Between meetings, aside from conversations they may have with the Chairman, Board members receive a monthly Letter to Directors, a weekly press review, all of the Company's press releases, financial analysts' reports and other documents.

Directors also have the opportunity to meet informally with key members of senior management prior to Board meetings. In addition, new Directors attend training and information sessions dealing with the Company's strategy and businesses.

Schneider Electric has adopted a code of ethics for Directors and employees designed to prevent insider trading. Under the terms of this code, both Directors and employees are barred from trading shares in companies for which they have information that has not yet been made public. In addition, they may not trade Schneider Electric SA shares during the 30 days preceding publication of the annual and interim financial statements, nor may they engage in any type of speculative trading involving Schneider Electric SA shares. This includes margin trading, trading in options and warrants and purchasing and re-selling securities in a period of less than four months.

3 Board meetings in 2005 and early 2006**

Six meetings were held in 2005. The meetings lasted an average of 3 hours and 15 minutes and the average participation rate was 88%. They were primarily devoted to strategic issues, reviewing business performance, the financial statements and the Company's corporate governance, and preparing the Annual Shareholders' Meeting.

The Board conducted an in-depth review of the Company's strategy in a one-day meeting devoted entirely to this topic. Additional analyses of certain issues were requested and these were presented to the Board at subsequent meetings. At all of its meetings the Board tracked deployment of this strategy, authorizing the acquisition of Power Measurement Inc., BEI, Juno Lighting Inc., and ABS EMEA, Invensys' building automation business in Europe and the Middle East.

Throughout the year, the Board monitored business performance based on the 2005 budget. It reviewed the Company's financial information policy and ensured consistent compliance with market disclosure requirements, notably through an analysis of market consensus and the issuance of press releases.

The Board was informed about the action plans deployed under the new[2] program for the years 2005-2008.

After reviewing the Company's financial strategy, the Board authorized a two-tranche, €1.5 billion bond issue, carried out in August 2005. This issue extended the average maturity of the Group's debt while lowering the average cost.

The Audit Committee reported to the Board on the work carried out by the internal auditors.

At its meeting on February 16, 2005, the Board of Directors closed the 2004 accounts, based on the Audit Committee's report and after seeking the opinion of the external Auditors who attended the meeting. The meeting that closed the 2004 accounts also set the dividend to be submitted for shareholder approval at €1.80 per share. The Board reviewed the interim financial statements for the six months ended June 30, 2005 according to the same procedure.

In the area of corporate governance, the Board reviewed its activities in 2004 and decided to perform another self-assessment. The Board Secretary assisted with this assessment in the fall of 2005 by administering a questionnaire to the Board Members provided by the Remunerations and Appointments & Corporate Governance Committee. The questions concerned the Board of Directors' membership, missions and operating procedures; its relations with the Chairman and CEO; and the Committees' organization and

***Paragraphs 2 through 5 make up the Chairman's report prepared in accordance with article L225-37 of the French Commercial Code.*

operating procedures. At its meeting of February 15, 2006, the Board of Directors analyzed the conclusions provided in a report prepared by the Remunerations and Appointments & Corporate Governance Committee. The report revealed that the Directors are very satisfied with the way in which the Board operates ("the Chairman makes excellent use of the Board", "the quality of the discussions are a real strength for the Company"). The Board was rated very favorably in general, as well as in comparison to other Boards and to the first self-assessment carried out in 2002. The main areas for improvement involved deeper contacts with corporate management and the units.

The Board discussed its membership and that of the Committees of the Board. In early 2005, the Board was saddened by the death of Michel-François Poncet, to whom it paid tribute. At the same time, Thierry Breton resigned from the Board after being appointed France's Minister of Economy and Finance. Based on a proposal by the Remunerations and Appointments Committee, the Board decided to recommend at the Annual Shareholders' Meeting the re-election as Directors of René Barbier de La Serre and Henri Lachmann. It also decided to recommend electing as Director Serge Weinberg, to replace Hans Friderichs who had reached the age limit set in the bylaws, and Jérôme Gallot, to replace Caisse des Dépôts et Consignations (Schneider Electric SA's largest shareholder). Mr. Gallot was Caisse des Dépôts et Consignations' permanent representative on the Board. Lastly, the Board of Directors decided to co-opt Noël Forgeard as Director and appoint Cathy Kopp as a non-voting Director. The Board appointed Serge Weinberg to the Audit Committee and Claude Bébéar to the Remunerations and Appointments Committee. René Barbier de La Serre was asked to replace Michel-François Poncet as Chairman, and the Committee's mission was expanded to include Remunerations, Appointments and Corporate Governance.

After discussing the Remunerations and Appointments & Corporate Governance Committee's report in the Chairman's absence, the Board approved the Chairman's compensation package, including the degree to which his personal targets were met in 2004 and the rules governing his fixed and variable compensation for 2005. The Board was informed of the compensation policy for the Company's senior executives. It also decided to set up three new option plans (25, 26 and 27). Plan number 27, the annual plan for 2006, was set up in December 2005 following a change in the timetable for setting up annual stock option plans.

After discussing the Remunerations and Appointments & Corporate Governance Committee's report and voting not to separate the responsibilities of Chairman and Chief Executive Officer, the Board reappointed Henri Lachmann Chairman and CEO, noting that one of his missions will be to prepare his succession.

At its meeting of January 6, 2006, the Board of Directors discussed the issue of the Chairman's succession. On Mr. Lachmann's suggestion, seconded by the Remunerations and Appointments & Corporate Governance Committee, the Board decided to ask shareholders to approve a change in the corporate governance system at the Annual and Extraordinary Meeting of May 3, 2006. The system would comprise a Supervisory Board, chaired by Mr. Lachmann and made up of the current members of the Board of Directors, and a Management Board, made up of Jean-Pascal Tricoire, currently Chief Operating Officer of Schneider Electric, and Pierre Bouchut, Executive Vice-President Finance and Control – Legal Affairs. Mr. Tricoire would chair the Management Board.

The Board considers that a two-tier Supervisory Board/Management Board system is the best solution for ensuring a seamless succession and continuation of Schneider Electric's growth strategy.

At its meeting of February 16, 2005, the Board called the Annual Shareholders' Meeting and approved the reports and resolutions to be presented at the Meeting. It also heard the Chairman's report on the Board's activities and on internal control. It examined and approved the replies to written questions submitted by shareholders under the procedure provided for in article L.225-108 of the Commercial Code or otherwise. Eleven of the twelve Directors were present at the Annual Shareholders' Meeting of May 12, 2005, which adopted all the resolutions tabled.

The Board tracked the share buyback program and decided to allocate shares bought back over the year, plus a portion of shares held in treasury, to serving the stock option plans.

The Board of Directors also carried out the procedures required by law. These include reviewing budgets and business plans and placing on record capital increases.

Directors and corporate officers hold 0.004% of the Company's capital and 0.006% of the voting rights.

Alain Burq has an employment contract with Schneider Electric Industries SAS, through which he receives compensation comprising a fixed salary and a variable component (bonus and profit-linked incentive plan). None of the members of the Board of Directors derives benefits from a services contract with the Company or any of its subsidiaries.

Chris Richardson was consulted by Square D in his capacity as former Executive Vice-President of Schneider Electric's North American Division. Mr. Richardson received fees of $100,000 in 2005 for his consulting work.

No related-party agreements have been entered into between the Company and its Directors or officers.

No loans or guarantees have been granted to officers by the Company.

Over the past five years, none of the Directors has:

- Been the object of any official public incrimination and/or sanctions by a statutory or regulatory authority.
- Been convicted in relation to fraudulent offenses.

- Been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of an issuer.
- Been a corporate officer of a company that declared bankruptcy.

None of the members of the Board of Directors are related to each other.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which a member of the Board of Directors has been selected as a member of the administrative, management or supervisory bodies or a member of senior management.

There are no conflicts of interests between any duties to Schneider Electric SA of the members of the Board of Directors and their private interests.

4 Committees of the Board of Directors (members, operating procedures and meetings)**

The Board of Directors has drafted internal rules governing the operating procedures and missions of the Audit Committee and the Remunerations and Appointments & Corporate Governance Committee. Their members are appointed by the Board, based on recommendations from the Remunerations and Appointments & Corporate Governance Committee. After checking with the Chairman of the Board, the Committees may commission research from outside consultants, and they may also invite any persons of their choice to attend their meetings, as required.

Audit Committee

Members

Since October 2005, the Audit Committee has been made up of Gérard de La Martinière, Chairman, James Ross, Piero Sierra and Serge Weinberg.

All of the members are independent Directors, going beyond the requirements of the AFEP-MEDEF corporate governance guidelines.

Responsibilities

A key component of the Company's internal control system, the Audit Committee is responsible for preparing the decisions of the Board of Directors, making recommendations to the Board and issuing opinions on financial, accounting and risk management issues.

In line with these terms of reference, it:

- Prepares the Board's review of the annual and interim financial statements. In this respect, it particularly:
  - Ensures that accounting methods used to prepare the consolidated and parent company financial statements are appropriate and applied consistently, that all significant transactions are properly reflected in the consolidated financial statements and that the rules governing the scope of consolidation are correctly applied.
  - Analyzes risks, off-balance sheet commitments and the cash position.
  - Reviews draft versions of the annual and interim reports.
- Makes recommendations, based on a review of service proposals, concerning the appointment or re-appointment of the Auditors.
- Examines the scope of audit engagements and the results of audits. It verifies the Auditors' independence, in particular by reviewing fees paid by the Group to their firm and network.
- Reviews the internal audit organization and resources, as well as the internal audit program and the executive summary of the internal auditors' reports and the follow up to the internal auditors recommendations.
- Examines proposed dividend distributions and the amount of financial authorizations submitted for shareholder approval at the Annual Meeting.

The Audit Committee examines all financial, accounting and risk management issues referred to it by the Board of Directors or its Chairman.

In addition, prior to the Committee's review of the annual and interim financial statements, the Audit Committee Chairman meets with the Auditors alone, without any Company representatives present.

The Audit Committee Chairman also meets with the head of Internal Audit four times a year without any other Company representative present.

The Audit Committee presents its findings and recommendations to the Board and distributes the minutes of its meetings to the Directors.

Meetings in 2005

In 2005, the Audit Committee met four times under the chairmanship of Gérard de La Martinière. The average duration of the meetings was 2 hours and 15 minutes and the average attendance rate was 100%.

Each meeting was attended by members of the Finance Department and the head of Internal Audit. The Auditors were also present for most of the meetings. In addition, the Committee interviewed the heads of the operating divisions. Neither the Chairman nor the Chief Operating Officer attended audit committee meetings in 2005.

***Paragraphs 2 through 5 make up the Chairman's report prepared in accordance with article L225-37 of the French Commercial Code.*

The Audit Committee reviewed the annual and interim financial statements and the management reports.

It also reviewed the work of the internal and external auditors. In connection with its risk review, the Committee examined the Company's environmental policy, the status of operations in France, base cost trends, information systems outsourcing and globalization, and goodwill of newly-acquired businesses.

Concerning the application of accounting standards, the Committee primarily examined the Group's division into Cash Generating Units (CGUs).

The Committee made recommendations to the Board of Directors concerning the allocation of the Group's profit.

It verified the Auditors' independence, in particular by reviewing fees paid by the Group to their firm and network.

The Committee reported to the Board on its activities in 2005 at the Board meetings held on February 16, July 28 and December 1, 2005.

Remunerations and Appointments & Corporate Governance Committee

Members

Since February 2005, the Remunerations and Appointments & Corporate Governance Committee has been made up of René Barbier de La Serre, Chairman, Claude Bébéar, Willy Kissling and Henri Lachmann.

Responsibilities

The Committee is regularly informed of the Group's compensation policies, especially executive compensation. It reviews stock option plans and employee stock purchase plans decided by the Board. It makes recommendations to the Board concerning the nomination of candidates for election as Directors, the appointment of members of Board Committees and the compensation of the Chairman, which comprises a variable component partially linked to the achievement of personal and performance objectives. The Chairman is not present when his compensation is discussed. The Committee sets independence criteria for Directors and examines their situation with respect to these criteria.

It recommends the amount of attendance fees for approval at the Annual Meeting and their allocation among Directors. It is also responsible for preparing a succession plan for the Chairman and examines succession planning solutions for members of the Direction and Strategy Committee and the Operations Committee.

The Remunerations and Appointments & Corporate Governance Committee presents its findings and recommendations to the Board and distributes the minutes of its meetings to the Directors.

Meetings in 2005

The Remunerations and Appointments & Corporate Governance Committee met three times in 2005, with an average attendance rate of 92%.

It made recommendations to the Board concerning the membership of the Board and its Committees and the Chairman's compensation. The Chairman was not present when the Board discussed this latter topic. It also recommended that the Board set up three new option plans (25, 26 and 27).

During the year, the Committee continued the discussions initiated in 2003 concerning the Chairman's succession. It presented its conclusions to the Board on January 6, 2006 (see above).

The Committee reported to the Board on its activities in 2005 at the Board meetings held on February 16, May 12, June 28, July 28, October 5, and December 1, 2005 and on January 6, 2006.

5 Internal Control **

To anticipate and control the risks associated with its operations, as well as the risk of accounting and other errors and fraud, procedures have been established at Group level that ensure effective risk management.

The purpose of these procedures is to:

- Ensure that management actions, transactions and employee behavior are consistent with the overall business strategy decided by the Board of Directors of Schneider Electric SA, the Group's parent company, that they comply with the applicable laws and regulations and that they reflect the Group's values and internal standards and rules.

- Obtain assurance that statutory and management accounting data presented to the Board of Directors of Schneider Electric SA and Group senior management present fairly the sales, results of operations and financial position of the Group.

No system of internal control designed to fulfill the above objectives is capable of providing absolute assurance that the objectives will be met due to the inherent limitations of procedures, however well conceived. The internal control process is a work in progress; procedures are adapted to reflect changes in the business and regulatory environment, as well as in the Group's organization. The different participants in the process constantly ensure that procedures are updated and circulated throughout the Group.

This report was prepared on the basis of discussions among these participants, in particular senior management, Finance and Control – Legal Affairs, and the internal auditors. It is supported by a review of the internal control resources and procedures deployed by the Group.

Internal Control Organization

Key participants

a) Board of Directors, Audit Committee and Remunerations and Appointments & Corporate Governance Committee

Article L.225-35 of the Commercial Code states that the Board of Directors is responsible for determining the Company's business strategy and overseeing its implementation. In this oversight capacity, the Board of Directors participates in Schneider Electric's system of internal control.

The control exercised by the Board of Directors primarily extends across the following areas:

□ Implementation of Group strategy. Under the Board's internal rules limiting the powers of the Chief Executive Officer, the prior approval of the Board is required for all material acquisitions, disposals and commitments (defined as transactions in excess of €100 million).

□ The annual and interim financial statements, which are approved or reviewed by the Board of Directors. Prior to their submission to the Board of Directors, the financial statements are reviewed by the Audit Committee, which reports its conclusions to the Board. The main purpose of the Audit Committee's review is to obtain assurance as to whether the accounting policies used are appropriate and have been applied consistently from one period to the next, whether transactions that are material at Group level have been properly accounted for and whether the rules governing the inclusion of companies in the scope of consolidation have been properly applied.

□ The reliability of the internal control system. The Audit Committee reports to the Board of Directors on its review of the internal audit organization, programs and findings, as well as on any examination of financial or accounting risk management issues performed at the Committee's own initiative or at the request of the Board of Directors or the Chairman.

□ The Remunerations and Appointments & Corporate Governance Committee makes recommendations to the Board of Directors concerning the Chairman and Chief Executive Officer's compensation package and on management stock option plans. The Committee also reports to the Board about senior management compensation policies applied within the Group.

b) Senior Management

Group senior management is organized around the Direction and Strategy Committee and the Operations Committee.

The Direction and Strategy Committee comprises Henri Lachmann, Chairman and Chief Executive Officer, Jean-Pascal Tricoire, Chief Operating Officer, and the Executive Vice-Presidents in charge of the Corporate Functions (Finance & Control - Legal Affairs, Human Resources & Communication and Strategic Deployment).

The Direction and Strategy Committee regularly reviews the development outlook of the Group's core businesses, opportunities for bolt-on acquisitions and the business case for divestments. It reviews the Group's overall strategies, its innovation, geographic expansion and human resources policies and policies governing relations with research and training establishments.

The Operations Committee is chaired by Jean-Pascal Tricoire and comprises the Executive Vice-Presidents of the North American, European, Asia-Pacific and International & Iberian Operating Divisions, and the Executive Vice-Presidents in charge of the three Corporate Divisions (Customers & Markets, Products & Technology and Globalization & Industry). The Executive Vice-Presidents in charge of Finance & Control - Legal Affairs and Human Resources & Communication also attend Operations Committee meetings.

The line executives of growth platform acquisitions also report to Jean-Pascal Tricoire.

The Operations Committee reviews the profit centers' business and financial performance at each of its meetings. It tracks progress on major projects to improve IT management processes and deals with all issues related to production management, supply chain optimization and relations with partners and distributors. It performs ex-post reviews of product launches and monitors technological advances that are likely to be of interest to the Group.

c) Internal Audit

The Vice-President in charge of the 18-member Internal Audit Department reports to the Chairman and CEO and to the Audit Committee.

The internal auditors are responsible for ensuring at the level of each unit that:

□ Risks are appropriately identified and managed.

□ Significant financial, management and operating information is accurate, reliable and timely.

□ Employees' actions are in compliance with the Group's policies, standards, procedures and the applicable laws and regulations.

□ Resources are acquired economically, used efficiently and adequately protected.

The internal auditors carry out their work according to an adjustable annual plan.

Internal audit plans are drawn up based on risk and control concerns identified by management, taking into account the results of past audits, the work performed by the external Auditors and control self-assessments by the units. When necessary, the audit plan is adjusted during the year to include special requests from senior management. In light of Schneider Electric's core businesses, internal audit procedures focus mainly on revenue recognition, cash and asset management processes, wages and benefits, financial reporting, information systems, manufacturing operations, purchasing and operating expenses. The internal auditors also review newly acquired units to assess their level of integration and ensure that Group rules and guidelines are applied properly.

The internal audit process complies with international audit guidelines established by the Institute of Internal Auditors.

After each internal audit, a report is issued setting out the auditors' findings and recommendations. Copies of the report are given to the head of the audited entity, Group senior management and the Audit Committee. The Statutory Auditors also have access to the reports.

In 2005, the internal auditors performed 21 audits, including:

- Full audits of medium-sized units.
- Audits of a number of operating processes (purchasing, supply chain, IT, etc.).
- Post-acquisition audits for newly acquired companies.
- Analyses of control self-assessments by the units.

d) Finance and Control - Legal Affairs

The Finance and Control – Legal Affairs department is actively involved in organizing control and ensuring compliance with procedures.

It is responsible for consolidating and analyzing monthly, quarterly and annual financial data.

As part of this mission, the department drafts and updates statutory and management accounting procedures (see below) designed to ensure that statutory and management accounting practices are consistent throughout the Group and in compliance with applicable regulations.

The Finance and Control – Legal Affairs department works closely with the board of Auditors. Consolidated units are audited by one of the two Statutory Auditors or an auditor from their network.

e) Operating Divisions

The Operating Division management teams play a critical role in effective internal control. With the exception of recently acquired companies, all Group units report to one of the four Operating Divisions, which are managed by an Executive Vice-President, supported by a financial controller. Within each division, the management team organizes control of operations, ensures that appropriate strategies are deployed to achieve objectives and tracks unit performance.

The Division Executive Vice-Presidents sit on the Operations Committee and report to the Chief Operating Officer. The financial controllers report functionally to the Finance and Control – Legal Affairs department. A Management Committee reviews the divisions' transactions monthly.

This matrix organization guarantees a high level of responsiveness as concerns operations-related risks, thanks to local presence, understanding of specific local requirements, and application of Group guidelines, thanks to frequent contacts with the corporate functions.

f) Human Resources

The Human Resources department is responsible for deploying and ensuring the application of procedures concerning employee development, occupational health and safety and professional ethics. These procedures are presented to all employees in a document entitled "Our Principles of Responsibility". Compliance is verified through the annual evaluation process and tracking of new[2] indicators (see "Sustainable Development").

Internal benchmarks

a) Principles of Responsibility

The Principles of Responsibility are a set of guidelines for decisions and actions that have an impact on stakeholders–employees, customers, suppliers, shareholders, the community–or the environment. A copy of the Principles is given to all new employees along with their employment contract.

b) Insider Code

This code sets out the rules to be followed by management and employees to prevent insider trading. It imposes an obligation of confidentiality on all employees who have access to price-sensitive information and sets permanent restrictions on purchases and sales of Schneider Electric shares by persons who have access to price-sensitive information in the course of their work.

c) International Internal Auditing Standards

The Schneider Electric internal auditors are committed to complying with the international standards published by the Institute of Internal Auditors (I.I.A.) and other bodies.

d) Group management and reporting policies (see below)

Procedures

a) Operating procedures

- Management of operating risks

Operating risks are managed first and foremost by the units in liaison with the Operating Divisions, based on Group instructions. General risks are covered by specific procedures described below.

- Commitment limits

Commitment limits have been set for executives from Group level down to the individual units, whereby contracts for the purchase or sale of products or services may be signed or authorized only by line management when they exceed a certain amount which varies according to the type of contract, up to a maximum of €10 million. In addition all transactions that may affect the Group's fundamental interests, due to their size or nature, must be authorized in advance by Group senior management or, in some cases, the Board of Directors. This rule applies in particular to all purchases and sales of shares in subsidiaries and affiliates whatever the amounts involved, as well as to subscriptions to share issues by these entities, purchases and sales of strategic assets, product development, trademarks and patents, and off-balance sheet commitments.

■ Acquisitions Committee, New Products Committee

Proposed business acquisitions and development programs must be submitted to the Acquisitions Committee or the New Products Committee for review, prior to being presented for approval at the appropriate management level as described above. The two committees are made up of representatives of the main departments involved in the projects.

■ Quarterly management reviews

Group senior management (comprising the Chief Operating Officer, the Executive Vice-President, Finance & Control - Legal Affairs and the Executive Vice-President, Human Resources & Communication) performs a comprehensive review of the activities and results of the Operating and Corporate Divisions four times a year. The review covers the status of the main action plans in the areas of business growth, operational efficiency and human capital management, as well as year-to-date results and forecasts for the remaining quarters.

■ Monthly management reporting

Group senior management holds monthly meetings to review the monthly management accounts of the Group and the individual units.

In addition, financial controllers from the Operating Divisions and Finance and Control – Legal Affairs department review the units' performance and principal transactions monthly.

■ Tracking of priorities set by the new² Company Program

In January 2005, Schneider Electric launched the new² Company program, which focuses on three priorities for which the Group has identified significant potential for improvement: growth, efficiency and people. The program's indicators, measured monthly, concern:

- Growth achieved by new activities and new products.
- The efficiency of such critical processes as customer satisfaction, supply chain, IT and purchasing and production localization.
- Employee development (training, occupational health and safety, etc.).

new²'s priorities correspond to major processes for which the Group has committed to a maximum level of efficiency and quality.

Senior management tracks these indicators monthly. Action plans are deployed immediately when areas of risk or improvement are identified.

■ Financial review meetings

The financial position of all Group companies is reviewed once a year by Group Finance and Control - Legal Affairs. The process includes, for each unit:

- An analytical review of the balance sheet and of capital employed.
- An analytical review of working capital and customer credit.
- An analysis of financial risks (liquidity, currency, counterparty and credit risks).
- A review of compliance with internal rules governing intercompany payments and transfer pricing.
- A review of the membership of the unit's Board of Directors or equivalent.

■ Monthly Treasury Committee meetings

This Committee, chaired by the Executive Vice-President, Finance and Control - Legal Affairs, reviews the Group's monthly cash position, foreign currency position and financing capacity.

Foreign currency transactions for all entities are managed at Group level, except for those involving soft currencies. Schneider Electric has established internal control rules governing foreign exchange exposure – only the operating receivables and payables of each entity and intercompany financial receivables and payables (dividends, loans and borrowings) are hedged – and the accounting treatment of foreign currency transactions.

b) Specific procedures applicable to certain types of risks or transactions

■ Integration of newly-acquired businesses

The integration of newly-acquired businesses is a process that extends over a period of 6 to 24 months depending on the type and size of the new entity. The integration scenario for each acquisition varies depending on whether the business was acquired to strengthen the Group's existing lineup, extend the lineup or penetrate a new segment.

All told, there are five scenarios ranging from total integration to separate organization reporting to senior management. Depending on the strategic objective, a matrix is drawn up showing the required level of integration for each of the newly-acquired business's core functions, i.e. front office (sales force and brand), back office, R&D, corporate functions and management reporting.

An integration plan is drawn up for each acquisition and is implemented by an integration manager who reports to a Steering Committee. The Steering Committee meets monthly during the integration plan development phase, and quarterly once the integration plan has been approved.

■ New product development

The New Products Committee allocates resources among new product development, range management and technological research.

Management processes for technological projects have been harmonized throughout the Group to allow more effective tracking of resource allocation and return on investment.

■ Industrial property

The patents developed or purchased by the Group are tracked by the Industrial Property team within the Finance and Control - Legal Affairs Department.

All industrial property information for the main Group subsidiaries is transmitted to this team, which is responsible for managing and protecting these intangible assets around the world. The same procedure is followed for trademarks.

▪ Purchases

A key process in Group operations, purchases represent around 40% of consolidated revenue.

Rules governing purchases mainly concern Purchasing department organization and procedures, relationships between buyers and suppliers, levels of signature authority, and compliance with environmental standards. Internal audit plans for individual subsidiaries or units systematically cover the Purchasing department and include productivity and cost of non-quality analyses, compliance reviews and analyses of the supplier portfolio.

Internal control procedures related to the preparation and processing of accounting and financial information

Transition to IFRS

The consolidated financial statements for all fiscal years commencing on or after January 1, 2005 are prepared in accordance with International Financial Reporting Standards (IFRS), to comply with European Union regulation 1606/2002.

The accounting rules and procedures followed at the level of the subsidiaries and at Group level have been revised and modified to comply with the IFRS adopted by the European Union.

A special note to the financial statements presenting a reconciliation of the 2004 French GAAP accounts to the 2004 IFRS accounts appears in the appendix to the annual financial statements.

Internal control procedures to confirm the existence and value of assets and liabilities

Internal control procedures generally consist of defining levels of responsibility for authorizing and checking transactions, and segregating tasks to help ensure that all transactions are justified. In addition, integrated statutory and management reporting systems have been developed to guarantee the completeness of transaction data recorded in the accounts.

Each subsidiary is responsible for implementing procedures providing an adequate level of internal control.

Operating Division management teams assist the units in this process and represent a first level of control in the application of procedures.

▪ Intangible assets

The process for valuing software and product development costs is designed to monitor and analyze expenses, identify the portion of those expenses that meet the definition of an asset and may be capitalized, and track the asset's use over time. IT systems have been deployed to track project development costs and measure the profitability of new products more accurately.

The carrying value of trademarks is determined based on an assessment of the economic value of the underlying business at the time of acquisition and on an independent valuation of the trademark.

In accordance with IFRS, goodwill and non-amortized intangible assets recognized during acquisition are tested half-yearly and yearly to ensure that the recoverable amount is higher than the carrying amount.

▪ Property, plant and equipment

Land and buildings are tracked by the Property department and stated at historical cost net of accumulated depreciation and any impairment losses. Manufacturing assets are tracked by the Globalization & Industry department. Property, plant and equipment are recognized in the accounts on the basis of title deeds, an invoice or a financial lease accompanied by documentary evidence that the asset has been put into service.

▪ Investments

Investments in consolidated companies and available-for-sale financial assets are tracked and verified by the Finance and Control – Legal Affairs Department.

▪ Inventories

Inventories are verified at least once a year in each subsidiary through physical inventories or cycle counts. Inventories are written down to net realizable value where appropriate.

▪ Trade receivables

When sales are recorded in the accounts by the subsidiaries, this automatically generates an entry in a trade receivables account. Receivables are valued and – where appropriate – written down by the subsidiaries in accordance with Group policies.

A credit management charter prepared by the Customer Credit Department provides guidelines for new customer acceptance, credit insurance, reminder notices and unpaid bill collection procedures.

▪ Tax assets and liabilities

The subsidiaries are responsible for calculating, accruing and managing their taxes, except in some cases where the subsidiary concerned is a member of a tax group.

The Tax unit within the Finance and Control – Legal Affairs Department reviews the current tax charge in countries that represent a significant portion of the Group's total tax charge. The Tax unit is also responsible for overseeing the resolution of tax claims.

The Operating Divisions generally have their own tax departments, which ensure compliance with local regulations.

The Corporate Management Control and Accounting unit within the Finance and Control - Legal Affairs Department performs six-month reviews of the Group's current and deferred tax position, preparing the tax proof validating the Group's effective tax rate, and analyzing changes in deferred tax assets and liabilities by category of tax basis.

■ Provisions for contingencies

Group policy consists of recording provisions for contingencies and charges in the accounts of the individual subsidiaries. Claims and litigation are generally managed jointly by the subsidiary and the Finance and Control - Legal Affairs Department. Provisions for contingencies are adjusted to reflect any changes in the estimated risk. Movements recorded by subsidiaries are required to be evidenced and are checked for compliance with the applicable accounting standards. When necessary, the Group uses independent experts to assess risks.

■ Employee benefits

The subsidiaries are responsible for managing their employee benefit obligations under compulsory and company-sponsored plans. Group policy consists of systematically recording provisions for statutory length-of-service awards due to employees on retirement, pensions and healthcare costs paid on behalf of retired employees in all countries where the Group has an obligation under the related plans.

■ Long-term debt

Net debt is managed at Group level by the Finance and Control - Legal Affairs Department. Where appropriate, cash pooling agreements and currency position management agreements are set up to profit from economies of scale and minimize financing costs.

Decisions concerning the financing of subsidiaries are made by the Finance and Control - Legal Affairs Department. The bulk of their financing needs are met by short-term intercompany loans in their local currency, but in some cases the Corporate Treasury Center may decide to obtain external financing. Long-term debt is managed at Group level.

Bond issues are submitted to the Board of Directors for approval.

■ Off-balance sheet commitments

The off-balance sheet commitments of newly-acquired subsidiaries are reviewed and analyzed when the company joins the Group. Financial guarantees are issued by the Finance and Control - Legal Affairs Department. A consolidated statement of off-balance sheet commitments is produced at six-month intervals by the Corporate Management Control and Accounting department, which performs analytical reviews to check the data. Other legal commitments are tracked by the Legal Affairs unit.

Procedures for the preparation of accounting and financial information

■ Conceptual framework, database and accounting standards

Since January 1, 2005, the Group has prepared its financial statements in accordance with International Financial Reporting Standards (IFRS) endorsed by the European Union as of December 31, 2005. In accordance with IFRS 1 – *First-time adoption of IFRS* – a reconciliation of the 2004 French GAAP accounts to the 2004 IFRS accounts appears in the notes to the annual financial statements.

The Group's accounting principles reflect the underlying assumptions and qualitative characteristics identified in the IFRS accounting framework. This involves preparing the financial statements on the accrual basis of accounting and assuming that the business is a going concern. Qualitative characteristics include understandability, relevance, reliability and comparability. These characteristics rely on information that is neutral, prudent and complete and that represents transactions and events in accordance with their substance and economic reality and not merely their legal form.

The management reporting and consolidation packages of all Group entities are prepared strictly in accordance with Group accounting principles and policies.

■ The accounting and reporting system

The Corporate Management Control and Accounting Department of the Finance & Control - Legal Affairs Department has launched a project to standardize management reporting processes among the various subsidiaries by rolling out an integrated SAP system across the entire Group. Subsidiaries in France, Spain, certain other European countries and China have already migrated their statutory and management accounting systems to SAP. A SAP core model for use by all Group entities is currently being developed and will be implemented in phases between 2007 and 2009.

The accounts of the subsidiaries are prepared in accordance with Group accounting policies. The data is then adjusted, where necessary, to produce the local statutory and tax accounts.

Consolidation and reporting software is used to report monthly actual and forecast data and also to produce the Group financial statements.

A new reporting and consolidation system was deployed on January 1, 2006 that has redefined the way reporting is organized (units, indicators, reporting deadlines) and management and statutory accounting processes.

All Group management and statutory reporting manuals have been revised and a comprehensive user training plan has been implemented covering the new system and the Group's management and statutory accounting policies.

Account closing and verification process

a) Consolidating data from operating units

The reporting units produce monthly income statements, which are used to determine the Group's monthly operating profit.

The consolidated financial statements are produced 16 working days after the annual or half-yearly period-end. To meet this deadline, all of the subsidiaries perform a hard close at May 31 and November 30 of each year and the majority of consolidation adjustments for the period are also calculated at these dates.

The majority of subsidiaries are consolidated at Group level; however, the Square D, Crouzet Automatismes and MGE-UPS subgroups submit consolidated reporting packages.

b) Role of the Corporate Management Control and Accounting Department

The Corporate Management Control and Accounting Department includes a reporting team that is responsible for producing and distributing reporting packages throughout the Group and a performance analysis department that tracks the level to which the operating units have achieved their targets.

The list of entities to be consolidated or accounted for by the equity method is drawn up by the Corporate Management Control and Accounting Department, which then uses this list to determine with the Legal Affairs unit the consolidation method to be applied to each subsidiary, as well as the percentage of the subsidiary's capital and voting rights held by the Group.

The department issues instructions for the closing process, including the timetable, required data and any necessary adjustments.

It checks the quality of the reporting packages submitted by the subsidiaries, focusing primarily on intercompany eliminations, the accounting treatment of non-recurring transactions for the period, and movements between the opening and closing balance sheet used to prepare the statement of cash flows.

The department also checks the results of programmed procedures, including conversions, intercompany eliminations, transfers to minority interests and recognition of the effects of changes in scope of consolidation.

At the same time, the Group's consolidated financial statements are analyzed in detail, to understand and check the main contributions by subsidiaries, as well as the substance of transactions reflected in the accounts. The key control points concern the preparation and validation of the statement of changes in shareholders' equity and the statement of cash flows.

Lastly, the Corporate Management Control and Accounting Department analyzes consolidated data and the contribution of each Group unit.

The Corporate Management Control and Accounting Department is responsible for providing assurance concerning:

- The proper application of Group accounting principles and policies.
- The integrity of the consolidation system database, which the unit is responsible for administering and maintaining.
- The quality of accounting processes and data.
- Training for finance staff in the form of specific seminars.

The department drafts and updates the financial reporting procedures and guidelines required to produce high quality information. These procedures and guidelines are available for consultation by all employees concerned on the Group intranet. They include:

- A glossary of accounting terms used in the reporting package, including a definition of each term.
- A Group statutory and management accounting standards manual, which includes details of debit/credit pairings in the consolidation system.
- A Group reporting procedures manual.
- A manual describing the procedures to be followed to integrate newly-acquired businesses in the Group reporting process.
- An intercompany reconciliation procedure manual.
- Account closing instructions.

6 Interests and compensation of corporate officers and executives

Compensation and benefits of corporate officers and members of senior management

The Remunerations and Appointments & Corporate Governance Committee makes recommendations to the Board of Directors concerning the Chairman's compensation. It also reviews compensation for members of senior management.

The senior management team has twelve members (see page 7).

Members of senior management are paid a fixed salary plus a variable bonus representing a certain percentage of their fixed salary. Each component of this compensation package is calculated to match compensation paid to executives in similar companies, based on analyses and comparisons performed by international compensation consulting firms. The amount of the variable component depends on the degree to which objectives set at the beginning of the year are met and can therefore vary significantly.

The objectives concern targets based on consolidated revenue and operating margin, as well as individual objectives based on quantitative and qualitative criteria.

The bonuses are paid following approval of the financial statements for the year to which they relate.

French members of senior management are covered by the Company's pension plan for senior executives. On retiring, they will receive an annual pension of up to 60%* of their average compensation for the three calendar years prior to their departure (gross fixed salary + variable compensation for the reference years) less all pension benefits from external plans. Their total pension is capped at 25% of their average reference compensation. The surviving spouse pension is equivalent to 60% of this amount.

Non-French members of senior management are covered by funded pension plans in line with market practices in their home countries.

In addition, the Chairman and the other members of senior management benefit from stock option plans (see above, pages 26 to 28).

** 50% + 1% each year as from the sixth year of participation in the plan, capped at 60%.*

Senior management compensation in 2005

In 2005, total gross compensation paid to the Chairman and the members of senior management amounted to €7.7 million, of which €3.5 million in variable bonuses. The total includes the fixed salaries and benefits paid to members of senior management in 2005 and their variable bonuses for 2004, paid in 2005.

The amount of the variable component was based on corporate financial criteria, as well as on each member's individual quantitative and qualitative objectives.

The financial criteria were based on sales, with no bonus paid if 2004 sales represented 102.5% or less of the 2003 figure, and on operating margin, with no bonus paid if the margin stood at 12% or less.

Chairman's compensation, benefits and stock options

Compensation

Compensation paid to Henri Lachmann includes a fixed salary and a variable component ranging from 0% to 250% of his basic fixed salary. The variable portion is based on targets concerning revenue and operating margin and on the achievement of individual objectives.

In 2005, Group companies paid Mr. Lachmann a fixed salary of €800,000.

The variable portion for 2004, paid in 2005, totaled €1.4 million.

The variable portion for 2005, to be paid in 2006, amounted to €1.62 million.

In addition, in 2006 Mr. Lachmann was paid attendance fees for 2005 of €60,000 by Schneider Electric SA. In 2005, he was paid attendance fees for 2004 of €55,400.

Benefits

Mr. Lachmann's benefits include a chauffeur-driven Company car. He is also covered by the Company's pension plan for senior executives, under the plan's general terms and conditions (see above). On retiring, he will receive a maximum annual pension equal to 25% of his average compensation for the three calendar years prior to his departure. The surviving spouse pension is equivalent to 60% of this amount.

No other payments of any kind are due if he steps down as Chairman.

Stock options

In 2005, 200,000 options, with an exercise price of €60.78 and expiring in 2013 were granted to Henri Lachmann under plan number 26, the annual plan for 2005. Another 150,000 options with an exercise price of €72.10 and expiring in 2013 were granted to Mr. Lachmann under plan number 27, the annual plan for 2006. The exercise of these options is dependent on certain conditions being met.

Mr. Lachmann, who was granted options under plans 15 through 21, 24, 26 and 27, exercised 46,700 options at a price of €50.86 under plan number 15 during the year.

As of January 1, 2006, Mr. Lachmann held 1,071,300 options, of which 650,000 are contingent on Group performance targets being met.

Compensation of Board members: attendance fees, stock options and other compensation

Attendance fees

At the combined Annual and Extraordinary Shareholders' Meeting of May 12, 2005, the maximum attendance fees payable to Directors were set at €800,000.

The Board of Directors decided that the fees would be allocated among Directors as follows: Each voting or non-voting Director is awarded one full theoretical fee (€15,000). Directors who reside outside France receive a second full fee. A variable fee (€30,000) is awarded to Directors based on their attendance record at Board meetings. Each Director who is a member of a Committee of the Board of Directors is paid an additional full theoretical fee (€15,000). The Chairman of the Audit Committee receives two full fees.

In application of these rules, attendance fees paid to members of the Board for the year ended December 31, 2005 totaled €692,000.

By Director, the amount paid was as follows (in thousands of euros):

Claude Bébéar: 15 - Daniel Bouton: 35 - Thierry Breton: 7.4 - Alain Burq: 45 - Noël Forgeard: 19.6 - Hans Friderichs: 20.8 - Jérôme Gallot: 29.6 - Willy R. Kissling: 75 - Cathy Kopp: 6.4 - Gérard de La Martinière: 75 - René Barbier de La Serre: 60 - James Ross: 70 - Chris Richardson: 50 - Piero Sierra: 70 - Caisse des Dépôts et Consignations: 15.4 - Serge Weinberg: 38.2

(Henri Lachmann see above)

Attendance fees paid to members of the Board in 2005 for 2004 totaled €599,876. By Director, the amount paid was as follows (in thousands of euros):

Daniel Bouton: 36.5 - Thierry Breton: 36.5 - Alain Burq: none - Michel François-Poncet: 48.2 - Hans Friderichs: 45 - James Franklin Hardymon: 15.9 - Willy R. Kissling: 60.3 - Gérard de La Martinière: 70.6 - René Barbier de La Serre: 55.3 - James Ross: 56.7 - Chris Richardson: 31 - Piero Sierra: 60.3 - Caisse des Dépôts et Consignations: 27.7

(Henri Lachmann see above)

Other compensation

In 2005, Chris Richardson was paid consulting fees of $100,000 by Square D and his 2004 bonus of $195,997 for the period during which he was still employed.

Stock options

As of January 1, 2006, Chris Richardson held 149,000 options under plans 16 through 21, of which 30,000 are contingent on Group performance targets being met.

7 Regulated agreements

(See Auditors' special report). No regulated agreements were entered into during 2005.

8 Auditors

	Appointed	Appointment expires
Statutory Auditors		
Barbier Frinault et Autres / Ernst & Young 41, rue Ybry - 92576 Neuilly-sur-Seine Cedex Represented by Pierre Jouanne and Christian Chochon	1992	2010
Mazars & Guérard Le Vinci - 4 allée de l'Arche - 92075 La Défense Cedex Represented by Jean-Louis Simon and Pierre Sardet	2004	2010
Substitute Auditors		
Charles Vincensini	2004	2010
Philippe Diu	2004	2010

Fees paid to the Auditors and members of their networks in 2004 and 2005

(€ thousands)	Barbier Frinault et Autres Ernst & Young				Mazars & Guérard				Total			
	2005	%	2004	%	2005	%	2004	%	2005	%	2004	%
Audit												
- Statutory auditing, certification, review of individual and consolidated financial statements	6,739	90%	5,816	90%	3,738	93%	3,170	93%	10,477	91%	8,986	91%
- Related engagements	541	7%	184	3%	140	3%	192	6%	681	6%	376	4%
Sub-total	7,280	97%	6,000	93%	3,878	97%	3,362	99%	11,158	97%	9,362	95%
Other services												
- Legal, fiscal and labor issues	249	3%	476	7%	136	3%	30	1%	385	3%	506	5%
Total	**7,529**	**100%**	**6,476**	**100%**	**4,014**	**100%**	**3,392**	**100%**	**11,543**	**100%**	**9,868**	**100%**

On the Audit Committee's recommendation, the Board of Directors decided on December 11, 2003 to limit services provided by the Auditors or units belonging to their networks to audit and audit-related engagements. Total fees billed from each audit firm for audit-related engagements must not exceed 1/3 of total fees billed for statutory auditing. Furthermore these engagements must be authorized by the Audit Committee Chairman if they exceed €500,000 or otherwise by the Executive Vice-President, Finance.

9 Shareholders' rights and obligations

Annual Shareholders' Meetings (article 18 of the bylaws)

All shareholders are entitled to attend Annual Meetings, regardless of the number of shares held.

The notice of meeting is sent directly by the Company to holders of registered shares. Holders of bearer shares are sent the notice of meeting by the bank or broker that holds their share account. Holders of both registered and bearer shares are required to provide evidence of their ownership of the shares at the time of the Meeting.

The following represent proof of ownership:

□ Registered shares: an entry in the Company's share register, made at least five days prior to the date of the Meeting.

□ Bearer shares: a certificate issued by the custodian stating that the shares have been placed in a blocked account, to be deposited at the address indicated in the notice of meeting at least five days prior to the date of the Meeting. The Board of Directors may shorten these deadlines up until the date of the Meeting, which may be held at the Company's head office or at any other location indicated in the notice of meeting.

Voting rights

1 - Double voting rights (article 19 of the bylaws)

Voting rights attached to shares are proportionate to the equity in the capital represented by each share, assuming that they all have the same par value. Each share carries one voting right, unless there are any unavoidable legal restrictions on the number of voting rights that may be held by any single shareholder. Notwithstanding the foregoing, double voting rights are attributed to fully paid-up shares registered in the name of the same holder for at least two years prior to the end of the calendar year preceding the one in which the Annual Meeting takes place, subject to compliance with the provisions of the law. In the case of a bonus share issue paid up by capitalizing reserves, earnings or additional paid-in capital, each bonus share allotted in respect of shares carrying double voting rights will also have double voting rights.

The shares are stripped of their double voting rights if they are converted into bearer shares or transferred to another person, except in the case of an inheritance or family gift, with the transfer from one registered holder to another.

Double voting rights may also be stripped by a decision of the Extraordinary Shareholders' Meeting, ratified by a special meeting of shareholders benefiting from double voting rights.

The minimum holding period to qualify for double voting rights was reduced from four to two years by decision of the combined Annual and Extraordinary Shareholders' Meeting of June 27, 1995.

2 - Ceiling on voting rights (article 19 of the bylaws).

At the Annual Meeting, no shareholder may exercise more than 10% of the total voting rights attached to the Company's shares. The 10% ceiling is calculated on the basis of the single voting rights and proxies held by the shareholder concerned. If the shareholder holds or represents shares carrying double voting rights, the limit may be raised to 15%, provided that the 10% ceiling is exceeded solely by virtue of the double voting rights.

The above ceilings will no longer apply, without it being necessary to put the matter to the vote at a further Annual Meeting, if any individual or legal entity, acting alone or jointly with one or other individuals or legal entities, acquires or increases its stake to at least two-thirds of the Company's capital through a public tender offer for all the Company's shares. In this case, the Board of Directors will place on record the lifting of the above ceilings and will amend the bylaws accordingly. The ceiling on voting rights was approved by the combined the Annual and Extraordinary Shareholders' meeting of June 27, 1995.

Income appropriation (article 21 of the bylaws)

Net income for the year less any losses brought forward from prior years is appropriated in the following order:

- 5% to the legal reserve (this appropriation is no longer required once the legal reserve represents one tenth of the capital, provided that further appropriations are made in the case of a capital increase).
- To discretionary reserves, if appropriate, and to retained earnings.
- To the payment of a dividend.

The Annual Meeting may decide to offer shareholders the opportunity to receive the dividend in cash or in the form of new shares of common stock.

Dividends not claimed within five years from the date of payment become time-barred and are paid over to the State in accordance with the law.

Disclosure thresholds (article 7 of the bylaws)

In addition to the legal disclosure thresholds, the bylaws stipulate that any individual or legal entity that owns or controls (as these terms are defined in article L.233-9 of the Commercial Code) directly or indirectly, shares or voting rights representing at least 0.5% of the total number of shares or voting rights outstanding, or a multiple thereof, is required to disclose said interest to the Company by registered letter with return receipt requested, within five trading days of the disclosure threshold being crossed.

In the case of failure to comply with these disclosure obligations, the shares in excess of the disclosure threshold will be stripped of voting rights at the request of one or several shareholders owning at least 2.5% of the Company's capital, subject to compliance with the relevant provisions of the law.

These disclosure thresholds were approved by the combined Annual and Extraordinary Shareholders' Meetings of June 27, 1995 and May 5, 2000.

Identifiable holders of bearer shares (article 7.3 of the bylaws)

As approved by the combined Annual and Extraordinary Shareholders' Meetings of June 30, 1988 and May 5, 2000, the Company may at any time request that Euroclear identify holders of bearer shares carrying voting rights either immediately or in the future.

2005 highlights

The year's results confirm that Schneider Electric has a new profile. Schneider Electric has become a growth stock by actively going out and seeking growth. This has meant developing our lineups in high-potential markets and segments and investing in high-growth emerging economies.

The year was also shaped by the introduction of new², our four-year Company Program. New² is designed to accelerate and amplify the transformation initiated by its predecessor, NEW2004. Its three priorities are growth, efficiency and people.

Growth

We are pursuing an active strategy of organic and acquisitions-led growth to speed the development of new businesses, stimulate innovation, step up the pace of new product launches and extend our geographic coverage so we can serve customer expectations even more effectively.

Targeted acquisitions

Schneider Electric made five key acquisitions during the year to strengthen its presence in three strategic areas: energy management, industrial and building automation and ultra terminal electrical distribution. Over a full year, these new businesses represent revenue of around €750 million.

□ In **energy management,** we extended our lineup by bringing in Canada's Power Measurement Inc., a leader in smart energy management systems for energy suppliers, service companies and energy-hungry manufacturers. Power Measurement Inc. generated revenue of $59 million in 2005.

□ In **building automation,** we acquired ABS EMEA, Invensys' advanced buildings systems business in Europe and the Middle East. ABS EMEA reported revenue of €132 million for the year ended March 31, 2005. It has been folded into Tour Andover Controls (TAC), a major player in the building automation market.

□ In **industrial automation,** we added California-based BEI Technologies Inc., a manufacturer of customized sensors for application positioning and monitoring systems used by the automobile, aerospace and manufacturing industries. With revenue of more than $300 million in 2005, BEI Technologies significantly enhances the customized sensor platform, which already includes Crouzet Automatismes and Kavlico.

Schneider Electric has also announced the acquisition of California-based Silicon Power Corporation's solid-state relays business, to be finalized in first-half 2006. Sold under the Crydom name, these solid-state relays lead the North American market, generating revenue of $30 million in 2005. With this acquisition, we will become the global market co-leader in an industrial control segment that dovetails nicely with contactors, where we rank first worldwide.

We increased our interest in Germany's ELAU AG to 100% during the year. The world leader in automation solutions for packaging machines, ELAU posted revenue of €48 million in 2005.

□ In **ultra terminal** distribution, we acquired Juno Lighting, North American leader in the design, assembly and manufacture of track and recessed lighting. Juno Lighting has an excellent reputation for quality, innovation and service, supported by a network of more than 2,100 distributors in the US and Canada. Sales for the year ended November 30, 2005 totaled $274 million. As part of Square D, Juno Lighting strengthens our positions in the residential and commercial building and renovation markets in the United States.

New technological partnerships

In the Buildings market, TAC and Philips Lighting signed a commercial cooperation agreement in Europe that will allow their customers to experience complete open and integrated building automation solutions, including advanced lighting. These solutions will provide greater comfort and energy savings.

In the Industry market, Schneider Electric and IBM signed an international joint development and cooperation agreement targeting the microelectronics and food and beverages industries. The partners' goal is to make it easier to integrate Schneider Electric's Transparent Ready™ networked PLC architectures with IBM's WebSphere product lifecycle management software. Users will see their production lines enhanced with high performance solutions for quality and traceability control.

A new Services Department

We are committed to providing customers with increasingly effective solutions for energy savings and efficiency and installation performance, notably concerning uninterrupted operation of critical applications.

More than 5,000 Schneider Electric team members are involved in installed base support services and high performance services, which represented revenue of around €900 million in 2005, up 14% from the year before.

A new Services Department was set up at the corporate level in 2005 to speed growth in this area.

Accelerate innovation and time to market

The productivity of our R&D teams, who work in close cooperation with marketing to meet customer expectations, was reflected in the introduction of several innovative products during the year. Highlights included:

Electrical Distribution

In protection, medium voltage Evolis 24 kV vacuum circuit breakers are the first to include a monitoring module that guarantees long-term performance and facilitates integration and operation.

In energy savings, the latest-generation Lubio system for public lighting management includes a predictive maintenance function. Lubio already cuts electricity consumption by 30% by adjusting lighting levels to local needs. Now, it can help users optimize street lamp and lighting maintenance, as well as maintenance team work schedules.

In ultra terminal distribution, a new modular Voice-Data-Image distribution system lets users take full advantage of the functionalities offered by new communication networks.

In installation safety, MGE UPS's Comex EX RT uninterruptible power supply solution delivers the best availability in the market in the most compact format. MGE UPS also offers the Protection Center, the first 3-in-1 UPS/lightning arrester/multiple socket device.

Automation & Control

In variable speed drives, the new generation Telemecanique Altivar 71 and 61 provide high performance in an environmentally friendly package. Particularly well-suited to automation solutions, these drives stand out for their broad range of power ratings and advanced functionalities. What's more, they are 88% recyclable, which is 18% better than mandated by European regulations. In sensors, the new Telemecanique Osisonic ultrasound sensors pack a maximum amount of technology into an ultra-compact casing. Osisonic detects materials, colors and shapes.

New services

Our innovative Energy Performance Guarantee enhances building energy efficiency, using the savings to finance the necessary investment. As its name indicates, the solution is backed by a performance guarantee. In deploying this service, we are drawing on TAC's experience in more than 200 performance guarantee contracts in the US and Scandinavia.

A global R&D base

Innovation is a powerful growth driver at Schneider Electric. Our new Electropole global R&D center is the world's largest in power protection and control. With more than 1,000 team members, Electropole is based in Grenoble, France, home to worldclass R&D in energy and nanotechnologies. Schneider Electric is leading programs focused on smart energy management applications.

A pioneering technological showcase, Electropole is equipped with an innovative "plenum box" electrical distribution system in which power protection and control and VDI are packed into a ceiling-mounted module in each office, putting power and control functions right where they are used.

We are continuing to deploy R&D capacity in emerging markets–with centers in Shanghai, China, Bangalore, India, and Monterrey, Mexico–while ensuring a strong presence in high technology countries like the US, Germany, France and Japan.

Efficiency

Rebalancing, globalizing and optimizing

Schneider Electric has initiated more than 700 projects to rebalance and optimize purchasing, as well as our manufacturing base and supply chain to spur growth and competitiveness.

In 2005, we pursued our strategy to rebalance costs and revenues within each currency zone by closing eight plants in Europe and the United States. At the same time, we stepped up measures to increase productivity in all countries to offset higher raw material, transportation and energy costs. These measures are part of our Manufacturing Excellence program, which comprises Lean Manufacturing, Quality & Value Analysis and Six Sigma quality control.

We also moved faster to globalize purchasing and rationalize our supply chain. As part of this strategy, we opened our largest distribution center in the world in Hong Kong. With an annual capacity of 30,000 metric tons, the center offers customers in the Asia-Pacific region the best service at the lowest cost.

Concerning IT, we started to deploy a uniform system with worldclass processes shared by all units.

During the year, we took advantage of favorable market conditions to optimize our debt maturity and finance acquisitions. Our two-tranche €1.5 billion bond issue, maturing in five and twelve years respectively, was very well received, reflecting investor confidence in the quality of our performance and outlook.

People

In 2005, we set up three-year competency plans in each unit and extended Schneider Electric University's programs by creating new institutes.

We also expanded the 360-degree feedback approach to the top 600 managers to enhance their leadership qualities. Relations with schools and universities in Eastern Europe, the Middle East, India and China were strengthened to support our fast growth in emerging markets.

We also intend to significantly improve our corporate social responsibility rating between now and 2008. A new survey has been deployed to provide quarterly data on trends in ten indicators covering social, environmental and societal performance, as well as corporate governance.

Schneider Electric was recognized for its growth and performance with several awards during the year. We joined the ranks of the Fortune International 500 in 2005. We also won Frost & Sullivan's Growth Strategy Leadership of the Year Award and the European Enterprise Grand Prize awarded by Enjeux-Les Echos, HEC and Roland Berger Strategy. Lastly, international knowledge management consultancy Teleos listed Schneider Electric among the Most Admired Knowledge Enterprises in 2005 in recognition of our knowledge-sharing methodology.

2 Operating performance

Trends in Schneider Electric's core markets

Energy & Infrastructure

The Energy market was shaped by growing uncertainty over supply security and insufficient investment in electricity generation and distribution infrastructure.

Environmental issues have become a major concern for the entire industry, both for producers, who want to limit greenhouse gas emissions, and for consumers, who want to use energy as efficiently as possible.

Deregulation primarily concerns the European Union and the Pacific region for the moment; North America has adopted a wait-and-see attitude on this issue. Global demand for better quality supply has prompted regulators and other government agencies to invest heavily in more effective distribution grids.

The Infrastructure market was lifted by demand from the oil and gas industry, as oil prices climbed sharply in 2005. Medium and long-term price projections confirm that this trend will continue.

More than ever, drinking water supply and wastewater treatment are a global challenge and a critical need, like electricity, in developing countries.

Industry

After experiencing a slowdown in late 2004 and early 2005, the Industry market picked up in the second quarter around the world, despite higher raw material and oil prices.

In the United States, the market continued on a strong growth trend fueled by corporate capital spending, which has remained firm since the end of 2003.

In Europe, growth accelerated in the second half. While higher exports were a positive factor for industry in general and OEMs in particular, investment was spurred by a number of factors, including the euro's depreciation against the dollar, sharply higher corporate earnings, economic and geopolitical stability, low interest rates and the need to increase productivity in response to growing competition from emerging markets and rising energy and raw material costs.

In Asia, the Industry market also picked up steam in the second half after a slower period in China and Japan at the beginning of the year. Once again, Asia was the most vibrant region worldwide in this market.

Buildings

Strong growth in corporate capital spending in 2005 also benefited the non-residential Buildings market around the world. In the US, demand rose sharply, particularly for offices and commercial buildings.

The European market recovered during the year, especially in the Nordic region.

Lastly, the market was very active in China, Southeast Asia and the rest of the Asia-Pacific zone.

Residential

The Residential market, which enjoyed the strongest growth rates in 2004, continued at a good, albeit slightly slower pace in 2005.

Demand remained firm in Europe, especially in France and the Nordic countries.

Overall, the US market maintained its strong momentum, although housing starts began to stabilize.

The Australian market went through a noticeable recession in 2005, but the downtrend ended late in the year.

Transition to International Financial Reporting Standards (IFRS)

The Group has prepared annual consolidated financial statements in accordance with IFRS for the first time for the year ended December 31, 2005.

In keeping with the recommendations of the French securities regulator (AMF) during the transition period, the impact of the changes in accounting policies and methods on the French GAAP financial statements for the year ended December 31, 2004 were presented in the 2004 Annual Report. This information is also presented in the notes to the 2005 financial statements.

The 2004 figures presented in the comments below have been adjusted for IFRS. Comments on the 2003 financial statements, prepared under French accounting standards and not restated to IFRS, are included in the 2004 and 2003 Annual Reports registered by the AMF under n° D05-0309 and D04-0322 respectively.

Business and Statement of Income highlights

Changes in the scope of consolidation

In 2005, the Group pursued its acquisitions-led growth strategy, enhancing its positions in energy management, industrial and building automation, ultra terminal distribution and customized sensors.

□ **Electrical Distribution**

In February 2005, the Group broadened its presence in energy management with the acquisition of the Canadian company Power Measurement Inc. The acquisition was finalized on April 14, 2005 and Power Measurement Inc. has been fully consolidated since that date.

On August 24, 2005, the Group acquired Juno Lighting Inc., leader in lighting equipment for the North American business and residential markets. Juno Lighting Inc. has been fully consolidated since that date.

□ **Automation & Control**

In late May 2005, the Group increased its interest in ELAU Administration GmbH from 49.1% to 100%. The subsidiary has been fully consolidated since June 1, 2005.

□ **Growth Platforms**

On October 4, 2005, Schneider Electric acquired BEI Technologies Inc., a manufacturer of customized sensors. BEI Technologies has been fully consolidated since October 1, 2005.

On July 29, 2005, Schneider Electric acquired ABS EMEA, Invensys' building automation division in Europe and the Middle East. The company has been fully consolidated since that date.

The year's acquisitions added €286.4 million to annual revenue and €40.1 million to annual operating profit. This represents 2.8% of 2004 revenue and 3.1% of 2004 operating profit. The acquisitions generated an average operating margin of 14% in 2005.

Taking into account the full-year contribution of companies acquired and consolidated in 2004 (Kavlico and Andover Controls, consolidated in second-half 2004) and the fact that there were no material disposals in 2005, changes in the scope of consolidation had a positive impact of €433.2 million on revenue and €66.7 million on operating profit in 2005. This corresponds to 4.2% of 2004 revenue and 5.2% of 2004 operating profit.

Exchange rate trends

Fluctuations in the euro exchange rate raised consolidated revenue by 0.7%, or €74 million, and had a negative impact on operating profit of 0.6%, or €8 million. This mainly reflects the euro's depreciation against the Canadian dollar, Brazilian real and Australian dollar.

Revenue

Consolidated revenue totaled €11,678.8 million for the year ended December 31, 2005, up 12.8% on a current structure and currency basis from the year before. The increase was driven by strong organic growth of 7.9% (i.e., on a constant structure and currency basis) and a significant contribution from acquisitions.

Breakdown by region

Data by region includes the contribution from the Growth Platforms.

Revenue in Europe rose 7.2% to €5,643 million on a current basis. On a constant structure and currency basis, the increase came to 5.3%.

In a mixed business environment, Schneider Electric benefited from a gradual upturn in demand led by

renewed capital spending. Operations in Eastern Europe maintained organic growth at a high 11.8%, while Spain saw organic growth rise to 9.2%. In France, revenue rose 3.1% in uneven business conditions. Full-year revenue declined slightly in Italy, reflecting a difficult first half followed by a noticeable upturn in the second part of the year. All the other countries in the region reported higher revenue in 2005.

In North America, revenue rose 21.8% on a current basis, to €3,047 million, and 7.8% on a constant structure and currency basis. Backed by a very favorable economy, the Group achieved strong growth across its businesses. Energy management recorded a significant increase while revenue from building automation rose at a slower pace.

Revenue in the Asia-Pacific Division increased 11.1% on a current basis, to €2,031 million, and 9.3% on a constant structure and currency basis. Growth in this region reflects the Group's very good performance in India (up 26.4%) and China (up 14.3%), as well as its strong momentum in Southeast Asia (up 16%).

In the Rest of the World, reported revenue rose 27% to €958 million. On a constant structure and currency basis, growth came to 23.5%. In particular, the equipment business had a very good year, notably in the Middle East. Operations in South America also performed well thanks to high capital spending fueled by growth in the oil and mining industries.

Breakdown by business

Electrical Distribution revenue totaled €7,307 million, or 63% of the consolidated total. This represents an increase of 12.3% on a current basis and 9.7% on a constant structure and currency basis (the main changes in scope during the year being the acquisitions of Power Measurement and Juno Lighting).

Automation & Control revenue rose a reported 6.4% to €2,892 million, or 4.6% on a constant structure and currency basis.

The Growth Platforms are new activities under development that are managed separately from Schneider Electric's core businesses:

- Building automation and security.
- Secured power.
- Sensors for repetitive machines.

Revenue from these activities increased 31.8% to €1,480 million, lifted by the year's acquisitions. These included BEI Technologies in customized sensors and ABS EMEA, which enhanced TAC's building automation lineup. On a constant structure and currency basis, Growth Platform revenue rose 6.1%.

Operating profit

Data by region includes the contribution from the Growth Platforms.

Operating profit grew 21.7% on a current basis, to €1,565.3 million from €1,286.4 million in 2004, and 17.1% on a constant structure and currency basis. Operating margin widened by one point, to 13.4% from 12.4% the year before.

Application of IFRS had a very limited impact on operating profit (€2 million), reflecting the reclassification of restructuring costs formerly recorded under net exceptional income/(expense) and the positive effect of capitalizing research and development projects.

Operating profit under IFRS includes €107 million in costs stemming from industrial redeployment (primarily in Europe), and €8.4 million in goodwill impairment for some fifteen entities. Capitalization of development costs had an impact on operating profit of €100 million in 2005, net of amortization, versus €46 million in 2004.

Operating margin by region

Operating margin in Europe grew by 0.7 point to 13.5% thanks primarily to a slightly higher gross margin and tight control over administrative and general costs.

In North America, operating margin also widened by 0.7 point, to 13.3%.

Operating margin in the Asia-Pacific region improved by 1.6 point to end the year at 12.9%.

The Rest of the World reported an operating margin of 14.0%, versus 12.5% in 2004.

Operating margin by business

Electrical Distribution operating margin increased by 1.1 points to 13.9%. Newly consolidated companies and exchange rate fluctuations did not have any impact.

The Automation & Controls business achieved an operating margin of 12.7%, up 0.7 point from 2004. On a constant structure and currency basis, operating margin was 12.9%.

Together, the Growth Platforms contributed an operating margin of 12.2%, an increase of 0.6 point from the year before.

Finance costs and other financial income and expense, net

Finance costs and other financial income and expense, net totaled (€104.6) million compared with (€59.3) million in 2004. Substantially all of the increase came from growth in borrowings, notably to finance acquisitions. The Group carried out a €1.5 billion bond issue in August 2005.

Application of IAS 32 and IAS 39, two accounting standards concerning financial instruments, as from January 1, 2005 had a marginally positive impact of €0.6 million.

Income tax

The effective tax rate stood at 29.1% compared with 29.8% at December 31, 2004.

Share of profit/(losses) of associates

The Group's share of losses of associates came to (€3.6) million, on par with 2004.

Minority interests

Minority interests were stable at (€35.2) million. They correspond primarily to the share of profit attributable to minority partners in MGE-UPS, Feller AG, EPS Ltd. and a number of Chinese companies.

Profit attributable to equity holders of the parent

Profit attributable to equity holders of the parent rose 20.6% to €994.3 million.

Earnings per share

The 22.3% increase from €3.73 to €4.56 reflects growth in profit for the period and continuation of the share buyback program in 2005.

3 Financial situation

Balance Sheet and Cash Flow Statement items

Total assets stood at €16,615 million at December 31, 2005, up 25% from the previous year-end. Non current assets amounted to €10,225 million and represented 62% of total assets, an increase of 25.3% from 2004.

Goodwill

Goodwill totaled €5,879 million, or 35% of total assets, and showed an increase of €1,417 million, or 31.7%, over the period.

Acquisitions added €1,080 million, of which €322 million (as of the date of acquisition) for Juno Lighting Inc., €383 million for BEI Technologies, €148 million for PMI Inc., €119 million for ABS EMEA, and €49 million for ELAU GmbH.

The currency effect added another €302 million, while the allocation to intangible assets of a portion of the goodwill recognized on first-time consolidation of Kavlico reduced the total by €33 million (of which €12 million for the trademark). In accordance with IAS 32 and IAS 39, the Group recognized goodwill in the amount of €76.7 million at January 1, 2005 in connection with the put option granted to minority shareholders of MGE.

Impairment tests conducted at the end of the year did not reveal any material losses. Goodwill impairment totaled €8.4 million for some 15 entities.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets came to €2,907 million, or 17.5% of total assets, up 23.2% from the year before.

Intangible assets

Trademarks rose 20.4% over the period to €741 million following the recognition of Juno Lighting Inc.'s brands in an amount of €93 million. Gross capitalized development costs totaled €187 million (€165 million net), reflecting the capitalization in 2005 of costs related to current projects in an amount of €109 million. Other intangible assets, net, primarily comprising software and patents, rose €176 million over the year. The increase stems from the recognition of customer lists and patents in an amount of €140 million following the acquisitions of Juno, PMI and Kavlico, as well as €87 million in software investments, primarily as part of the Group's program to deploy a global SAP system.

Property, plant and equipment

Property, plant and equipment increased by €143 million to €1,607 million. Acquisitions added €99 million, net investments totaled €266 million and depreciation came to €282 million. The currency effect had a positive impact of €69 million.

Investments in associates

Investments in associates decreased €17 million to €48.2 million, mainly on the full consolidation of ELAU Administration GmbH after the Group increased its interest to 100% in the first half of 2005. ELAU was previously accounted for by the equity method.

Non-current financial assets

Non-current financial assets, primarily equity instruments quoted in an active market and loans and receivables related to investments, totaled €597 million, an increase of 35% from December 31, 2004. Starting in 2005 in accordance with IAS 32 and IAS 39, listed investments classified as available-for-sale financial assets were measured at fair value. Fair value adjustments to available-for-sale financial assets–primarily shares in AXA (formerly Finaxa)–amounted to €152 million at December 31, 2005. The contra entry was posted to equity.

Unlisted available-for-sale financial assets declined by €30 million to €33 million, reflecting the full consolidation of Abacus and SE Relays as from January 1, 2005. The Group acquired these companies at the end of 2004.

Other non-current financial assets declined to €281 million from €288 million the year before due to the payment of a €17 million receivable on the divestment of VA Tech Schneider HV GmbH and capitalization of

interest on the vendor loan to the buyer of Legrand shares, in an amount of €9 million. At December 31, 2005, the balance of the vendor loan set up in 2002 came to €177 million. The loan, which pays interest of 5.5%, has a maximum remaining term of ten years.

Cash and net debt

Net debt at January 1, 2005	(524.4)
Total cash and cash equivalents	*975.8*
Total current and non-current financial liabilities	*(1,500.2)*
Operating cash flows before changes in working capital	1,548.1
Capital expenditure, net	(476.0)
Changes in operating working capital	(104.6)
Changes in non-operating working capital	(118.8)
Free cash flow	848.7
Acquisitions (purchase of financial investments, net)	(1,267.3)
Dividends and share buybacks	(468.6)
Other	(212.8)
Increase in net debt	(1,100.0)
Net debt at December 31, 2005	(1,624.4)
Total cash and cash equivalents	*1,383.2*
Total current and non-current financial liabilities	*(3,007.6)*

Net cash provided by operating activities before changes in working capital totaled €1,548 million, rising from 12.4% to 13.3% of revenue.

Changes in operating working capital represented a negative €105 million, as the Group successfully managed the increase in operating receivables and inventories in a period of strong revenue growth. Changes in non operating working capital includes a €76 million payment to the French Treasury related to the elimination of the *précompte* equalization tax. A receivable in this amount is recorded in the balance sheet under "Other receivables and prepaid expenses".

Net cash provided by operating activities totaled €1,325 million, up 11.9% from €1,184 in 2004.

Capital expenditure, which includes capitalized development costs, amounted to €476 million versus €330 million in 2004. These investments rose to 4.1% of revenue from 3.2% in 2004.

Acquisitions used €1,267 million, net of acquired cash, compared with €801 million the year before.

The investment in Juno Lighting Inc. came to €487 million, taking into account assumed debt of €167 million (USD205 million). The acquisitions of BEI Technologies and Power Measurement Inc. represented net amounts of €442 million and €159 million, respectively. Other major transactions in 2005 included the acquisition of ABS EMEA for €111 million and of ELAU GmbH for €45 million. Disposals of investments and buyouts of minority shareholders were not material. The first added €10 million to cash, while the second used €6 million.

The Group bought back Company shares in a net amount of €73 million during the year versus €278 million in 2004. Dividends paid totaled €418 million (including the *précompte* equalization tax), of which €23 million to minority interests.

Other payments with a material impact on cash include a €48 million contribution to pension plans in the United States.

At December 31, 2005, net debt totaled €1,624 million or 19.7% of equity attributable to equity holders of the parent. This represents an increase of €1,100 million from the year before, as cash from operations partially offset the increase in long and short-term debt.

The Group had €511 million in cash and €872 million in marketable securities, comprising short-term instruments such as commercial paper, monetary mutual funds and equivalents.

Total current and non-current financial liabilities amounted to €3,008 million. Of this, bonds represented €2,691 million, including two tranches of a €1.5 billion issue in August 2005 as part of the Group's EMTN program. Current financial liabilities totaled €253 million at December 31, 2005 and primarily included bank overdrafts and accrued interest.

Equity

Equity attributable to equity holders of the parent came to €8,244 million, or 49.6% of the balance sheet total. The €849 million increase over the year is the net result of the following:

- Adoption of IAS 32 and IAS 39, which reduced equity by €49 million net of tax in the opening balance sheet. This reflects an €87 million decrease stemming from the cancellation of treasury stock previously recorded under marketable securities and a €29 million increase from fair value adjustments to financial assets.
- Payment of the 2004 dividend, in an amount of €395 million.
- Profit for the period of €994 million.
- Changes in treasury stock, which reduced equity by €69 million.
- The impact of currency fluctuations, which added €285 million to the translation reserve.
- Fair value adjustments to hedging instruments and available-for-sale financial assets, in the amount of €118 million.
- Changes in actuarial gains and losses stemming from the measurement of employee benefits, which reduced equity by €78 million.

Minority interests rose 29% to €94 million, reflecting the €35 million profit for the period, partially offset by dividend payments of €23 million.

Provisions

Short and long-term provisions totaled €1,687 million, or 10.2% of the balance sheet total. Of this, €277 million covered items that are expected to be paid out in less than one year.

The bulk of these provisions (€1,200 million) are for pensions and other post-employment benefits (medical care). The €174 million increase reflects the translation adjustment, for €73 million, and actuarial gains and losses, recognized net of tax in equity, for €132 million.

Provisions for contingencies increased 13.5% to €487 million. These provisions cover product risks (warranties, disputes over identified defective products), for €140 million, economic risks (tax risks, financial risks generally corresponding to seller's guarantees), for €75 million, customer risks (customer disputes and losses on long-term contracts), for €68 million, and restructuring, for €94 million. Additions to provisions for restructuring, amounted to €69 million to cover programs announced in 2005.

The year's acquisitions added €25 million to provisions in the balance sheet, while translation adjustments added €28 million and the discounting effect added €5 million.

Other non-current liabilities

Other non-current liabilities, comprising acquisition debt, totaled €179 million. This included €136 million for MGE UPS (of which €72 million stemming from the put option granted to minority shareholders recognized in accordance with IAS 32 and 39) and €42 million for Clipsal.

During the year, €16 million was paid for the Magnecraft assets acquired in 2004.

Deferred taxes

Deferred tax assets came to €795 million, reflecting the unused tax losses generated by the sale of Legrand shares in 2002, in an amount of €371 million, and future tax savings on provisions for pensions, in an amount of €394 million.

Deferred tax liabilities totaled €259 million and primarily comprised deferred taxes recognized on trademarks purchased during acquisitions.

The €91 million change over the year stems from the use of €86 million in tax loss carryforwards and from the recognition of €46 million in deferred taxes on trademarks recognized in 2005.

Parent company financial statements

Schneider Electric SA posted total portfolio revenues of €337.8 million in 2005 compared with €463.3 million in 2004. Profit before tax came to €401.8 million versus €543.3 million in 2004.

Net profit stood at €450.8 million versus €558.8 million in 2004.

Equity before appropriation of net profit rose to €6,848.9 million at December 31, 2005 from €6,780.6 million at the previous year-end. This reflects 2005 profit, changes stemming from dividends paid, and shares issued on the exercise of stock options in an amount of €22.4 million including additional paid-in capital.

Subsidiaries

Schneider Electric Industries SAS

Revenue declined 4.2% to €3.0 billion from €3.1 billion the year before.

Operating profit rose by 61.0% to €278.0 million from €172.6 million in 2004 and represented 9.3% of revenue.

Net profit came to €582.5 million compared with €221.8 million in 2004.

Cofibel

Cofibel's portfolio consists entirely of Schneider Electric SA shares.

Profit before tax came to €4.0 million versus €3.0 million in 2004.

Profit after tax stood at €3.4 million compared with €2.3 million the year before.

Cofimines

Profit from continuing operations before tax amounted to €1.1 million, unchanged from 2004.

After taking into account corporate income tax, net profit stood at €1.6 million versus €0.8 million in 2004.

4 Sustainable development

Our strategic vision and management systems integrate the requirements and opportunities of sustainable development. We are committed to continuously improving relations with our main stakeholders, including shareholders, employees, customers and the community. Schneider Electric is a sustainable development company.

As energy efficiency becomes a major issue worldwide, the principles of sustainable development provide us with a powerful opportunity for growth and differentiation. To offer solutions in this area, we have entered new markets such as energy efficiency, building automation and secured power that will drive growth in the years ahead and allow us to help customers fulfill their own sustainable development responsibilities.

In addition, we have given greater emphasis to sustainable development-related improvement targets in our new^2 Company Program.

We have developed a **Planet & Society barometer** to measure and track our corporate social responsibility performance. By reporting our results, we go beyond the traditional presentation of processes to highlight progress made and identify areas where we intend to improve.

Management framework

new^2 Company Program

As part of new^2, each unit determines improvement paths aligned with both the program's vision and the unit's local reality. To ensure overall consistency and measure performance effectively, new^2's **New Reporting** system expresses each initiative in terms of strategic goals, target result and tactical means. Ten of its tracking indicators directly concern sustainable development.

Planet & Society barometer

□ The **Planet & Society barometer**, implemented in 2005, allows us to track and measure results quarterly in the area of sustainable development and keep all stakeholders informed.

The barometer expresses our commitment to advancing sustainable development. It gives us an important resource for training and raising awareness about sustainable development, helps us define strategic areas for improvement, and allows us to inform stakeholders about our results and performance.

The results for the barometer's ten indicators are published on a dedicated website. In 2005, we improved our performance from 4.6/10 to 5.9/10. Our goal is 8/10 by end 2008.

The 10 indicators of the Planet & Society barometer

Area	Indicators	Performance at Dec. 31, 2005 Performance	 On a scale of 10
People	> Reduce the number of lost days from work accidents by 20%, per employee and per year	0.4 day/year	5.6
	> Ensure that all employees have basic health insurance	100%	10
	> Ensure that 30% of the top managers have been in their positions for less than one year	40.93%	10
Environment	> Ensure that all manufacturing and logistic sites are certified ISO 14001	85%	5
	> Provide an environmental profile for 120 products representing more than 50% of total revenue	27 PEPs	2.3
	> Reduce our facilities' energy production by 10% in MWh/year and per production unit employee	16.8 MWh	6.7
Societal	> Donate €1 million worth of Schneider Electric equipment	€300,000	3
	> Ensure that 90% of our sites have a lasting commitment with the Schneider Electric Foundations in the area of youth opportunities	84%	7
Corporate governance	> Make 60% of total purchases from suppliers who support the Global Compact or similar charters	12%	2
	> Be included in the four major socially responsible investment index families	3 families	7.5
Overall performance at Dec. 31, 2005			5.9

www.schneider-electric.com www.barometre.schneider-electric.com

A dedicated organization

□ James Ross, a member of the Board of Directors and of the Board's Audit Committee, has been assigned on behalf of the Board to develop specific expertise in the area of sustainable development.

□ The Company also has a **Sustainable Development Department** with thirty team members, a sustainable development council that sets strategic objectives for sustainable development improvement plans, and a sustainable development committee, which brings together representatives from the functional and operating divisions to oversee plan deployment and consistency.

An environmental council and committees dedicated to diversity, health and safety, and local development were set up in 2005.

Energy efficiency: a critical part of our sustainable development approach

In today's world, saving energy and preserving natural resources have become major challenges given the growing scarcity of fossil fuel sources, steadily rising raw material prices and the need to protect the environment.

Consumers, businesses and communities can all reduce consumption, make their installations more energy efficient and reduce scrap by improving production quality. Rising demand for systems and services to enhance energy management and process control reflect these concerns.

Similar trends are apparent among electricity, water, oil and gas operators, who are on the lookout for increasingly efficient systems to manage production, transport and distribution. New distribution solutions are also needed for renewable energies.

We address all these needs by offering advanced technological solutions and innovative payment methods through TAC and other specialized subsidiaries.

Two of our products won awards in 2005, demonstrating the effectiveness of our consumption management strategy:

□ PowerLogic, which delivers substantial energy savings in the buildings and commercial sectors, was selected Building Services Product of the Year at the Electrical Industry Awards 2005 in the United Kingdom.

□ Lubio, which can reduce public lighting energy use by up to 30% and extend street lamp life by 30% to 50%, won the innovation prize at a gathering of France's mayors and local community representatives.

A research and development avenue

To prepare the solutions of tomorrow, we are focusing our research on such topics as energy efficiency, speed drives, energy metering and lighting management. In medium voltage, we are doing work on sensors and software to give devices advanced diagnostic functions. Our teams are also designing new electrical distribution products to feed energy from solar power, micro-turbines, wind farms or fuel cells into the power grid. In 2005, we played an active role in setting up the Minalogic industrial cluster in France, which pools research and cooperation among manufacturers, research centers and training organizations in the area of nanoelectronics and embedded intelligence. Smart energy management is one of the applications for these technologies. We are also involved in the Enerrdis industrial cluster, dedicated to renewable energies.

A responsible corporate citizen

In devising our strategy, we constantly include improvement targets for economic, social and environmental performance and set up indicators to measure our achievements objectively, as well as areas for further progress.

Environmental performance

We fully assume our environmental responsibility at all levels of our business by participating in the definition of new regulations and applying them early, by making our sites more energy efficient, by promoting ecodesign, and by raising our employees' and partners' environmental awareness.

An ambitious program

The European Restriction of Hazardous Substances (RoHS) directive, which will come into effect on July 1, 2006, bans lead, mercury, cadmium, hexavalent chromium and brominated flame retardants in certain electrical and electronic equipment–primarily household goods–sold in Europe.

The directive affects only a small portion of our lineup directly, but it impacts a larger share indirectly. This is the case for equipment integrated in finished products covered by RoHS.

We have gone far beyond the directive's requirements and decided to stop using these substances all together.

We intend to:

□ Bring into compliance products directly concerned or frequently integrated in targeted equipment by July 2006.

□ Help contractors, OEMs and distributors fulfill the directive's obligations.

□ Work with suppliers to identify substitute components and materials that meet quality and performance requirements.

□ Participate in discussions to promote a shared vision of the directive and offer implementation guides.

- Prepare to eliminate the six substances from our entire low voltage lineup by December 2008, including in products not covered by the directive.
- Stop using cadmium in our products, even though the EU has granted us a time extension.

Eco-design

Eco-design is one of our major environmental projects. With a focus on meeting customer needs as effectively as possible, this improvement process reduces the environmental footprint of our products throughout their lifecycle–from raw materials purchasing to end-of-life recycling.

We have published an **internal product development guide** based on eco-design principles. In addition, we train designers, marketing staff, and production and purchasing managers in eco-design each year. Since 2004, we have published Product Environmental Profiles (PEPs) for all new range core products. These profiles provide information on environmental performance throughout the product's lifecycle. Our goal is to draw up 120 PEPs offering information on products that represent more than 50% of our sales by end 2008.

In 2005, the Vice President of Schneider Electric France and two National Education officials initiated the development of an eco-design training program to present the various aspects of an environmental policy applied to products. Thirteen teachers attended the first session in July 2005.

Eco-production

As part of our Planet & Society barometer's objectives, we are committed to obtaining ISO 14001 certification for all our manufacturing and logistics sites. As of December 31, 2005, 85% were certified. During the year, we conducted our annual review of pollution risks at all our manufacturing sites. None is classified Seveso. However, we continuously track 13 facilities, of which 6 are in France, often because of their past manufacturing history.

We are also committed to reducing energy consumption per employee at our sites by 10%. In 2005, several units achieved significant energy savings. Schneider Electric India, for example, reduced electricity consumption by 3.4% and water consumption by 50% while increasing production by 60% in relation to 2004. Schneider Electric Thailand implemented a Six Sigma approach with an energy savings target of 30%.

Planet & Society barometer

- **Provide an environmental profile for 120 products.**
- **Reduce our facilities' energy consumption per production site employee by 10% (in MWh).**
- **Ensure that all manufacturing and logistic sites are certified ISO 14001.**

Eco-production indicators	2003	2004	2005 at 2004 scope of consolidation	2005 new scope**
Number of units surveyed	139	159	150	172
Average number of employees at our manufacturing sites	43,944	47,140	46,896	50,644
Amount of waste produced (in metric tons)	93,736	94,821	96,641	100,547
Amount of waste per production site employee (in metric tons per person)	1.9	2	2.1	1.99
Percentage of waste recovered	65	73.5	76	75.9
Energy consumption per production site employee* (in MWh)	15.3	14.7	16.1	15.7
Equivalent energy consumption (in MWh)*	674,967	692,298	756,482	793,898
Water consumption (in cubic meters)	1,643,483	1,838,221	1,799,702	1,874,329
Water consumption per production site employee (in cubic meters per person)	37.4	39	38.40	37.00

** The 2005 data include gas and fuel oil consumption in the North American units that was not counted in 2003 and 2004. This added 99,000 MWh to the total and 1.9 MWh to the per employee ratio.*

***Data collection extended to 172 sites.*

Social performance

Our people are critical to our success. We motivate our employees and promote involvement by making the most of diversity, supporting professional development, and ensuring safe, healthy working conditions.

Diversity

A multicultural enterprise and Diversity Charter signatory, Schneider Electric has committed to fostering diversity in a key document entitled "Our Principles of Responsibility".

In 2005, we formed a diversity committee, drafted a white paper on tangible commitments made by our subsidiaries in 15 countries, set up a network of specialists, and raised awareness among human resources directors and managers about the importance of understanding, accepting and promoting diversity throughout the Company.

In 2006, we intend to propose a framework agreement on diversity, measure hiring in school districts targeted for special help, expand on commitments already made in the United States, South Africa and England, and roll out training for all managers.

Planet & Society barometer

- **Ensure that 30% of the top managers have been in their positions for less than one year.**

We do not want to enhance diversity through quotas, but rather by measuring mobility and ensuring that opportunities are created each year.

Workplace health and safety

Improving workplace health and safety is a priority because our performance is insufficient in this area. We implemented several action plans to improve this situation in 2005.

Our health and safety policy is aligned with the World Health Organization's definition of health ("Health is a state of complete physical, mental and social well-being and not merely the absence of disease or infirmity"). It provides a framework for our commitment. The Country Organizations are responsible for deploying local action plans.

We now track the number of days lost due to work accidents each month in all our host countries. This indicator will give us a way to measure local action plan results on a regular basis.

We conducted reviews in 36 countries to get a precise idea of the local health situation and identify best practices. All Schneider Electric University seminars now cover the topic of health.

In 2006, we will focus on broadcasting our policy and creating a health community within the Company to cascade best practices.

Planet & Society barometer

- **Reduce the number of lost days from work accidents by 20%.**
- **Ensure that all employees have basic health insurance.**

Work accident frequency rate


2003
2004
2005
12.78
22.8
16.7

Work accident seriousness rate


2003
2004
2005
0.12
0.19
0.16

Employment

In 2005, we launched 700 projects to produce closer to customers, reduce the impact of currency fluctuations and locate production and purchasing in the most competitive regions. This global geographic rebalancing led to staff increases in Asia, Australia, Brazil, Eastern Europe and the Middle East and workforce reductions in the United States and Europe.

To attract and develop talent, we have formed partnerships with twelve top business schools and universities around the world. Through this program, we intend to enhance our image with students, lay the groundwork to recruit high potential candidates and draw from a more diverse pool of nationalities and educational backgrounds.

	2003	2004	2005
Average workforce	74,276	84,866	88,670
Temporary and permanent contracts	71,850	84,184	84,819
Average production staff	35,459	40,582	40,792
Average non-production staff	38,817	44,284	47,878
New hires	9,924	13,726	16,070
Departures	11,996	12,342	15,820

Men / Women


2003
2004
2005
34.4%
65.6%
36.3%
63.7%
35.0%
65.0%
Women
Men

Breakdown by region


2003
2004
2005
14.5%
58.0%
22.0%
5.5%
18.0%
54.0%
21.0%
7.0%
19.6%
49.2%
24.5%
6.7%
Asia-Pacific
North America
Europe
Rest of the world

Age


2003
2004
2005
6.2%
28.3%
29.2%
26.0%
10.3%
8.3%
29.1%
29.0%
24.0%
9.6%
11.9%
28.1%
27.4%
22.9%
9.3%
0.4%
14 - 24
35 - 44
55 - 64
25 - 34
45 - 54
> 64

Category


2003
2004
2005
44%
29%
27%
43.0%
29.4%
27.6%
41%
29%
30%
Line employees
Engineers and managers
Non-executive staff and technicians

Seniority


2003
2004
2005
31.4%
29.3%
21.5%
15.0%
2.8%
38.2%
29.0%
17.2%
12.9%
2.7%
42.0%
28.3%
16.0%
11.0%
2.7%
< 5 years
15 - 24 years
> 35 years
5 - 14 years
25 - 34 years

Number of days of training by category


2003
2004
2005
18.4%
19.1%
25.7%
36.8%
30.2%
8.9%
27.5%
33.4%
29.6%
9.0%
27.2%
34.2%
Line employees
Technicians and supervisors
Administrative staff
Engineers and managers

Training costs by category


2003
2004
2005
10.3%
14.2%
28.8%
46.7%
11.1%
8.2%
31.1%
49.6%
11.6%
11.0%
25.7%
51.7%
Line employees
Technicians and supervisors
Administrative staff
Engineers and managers

Professional development

□ International mobility: in 2005, 263 people took international mobility assignments. The percentage of women in mobility programs rose to 19.4% from 15.9% in 2004.

In addition, 144 team members (a quarter of them women) representing 47 different nationalities participated in the Marco Polo program during the year. Marco Polo gives new recruits the opportunity to spend two years in a position outside their home country.

□ Training: The Schneider Electric Management Institute has been renamed Schneider Electric University. Not only will it prepare the Company's future leaders, but it will also train the experts we need to maintain our competitive edge. Specialized institutes have been created for this purpose, covering sales, marketing and manufacturing operations.

In 2005, 62 employees from 32 countries participated in the Felix program, designed to develop young, high-potential team members.

Seven sessions to integrate new managers were also held during the year. They were attended by 193 middle managers from 37 countries, representing all of the Company's functions. We have been promoting e-learning for several years now to speed overall skills development. Around the world, 53,000 employees have access to the intranet. Some 27% of our workforce took an online training course in 2005.

Social dialogue / surveys

□ During the year, we revamped our internal satisfaction survey process, known as **People Scope.** By year end, the new-format survey had been administered to 23% of our workforce. All the Operating Divisions have been asked to deploy People Scope by June 2006.

□ Bulgaria, Lithuania, Romania, Russia, Slovakia and Ukraine all joined Schneider Electric's European Committee in 2005. Two training sessions were organized in Paris and Brussels so that employee representatives on the Committee could update their knowledge of Schneider Electric's business environment. All committee members may now access an online database and forum.

Societal performance

In our commitment to promoting human rights, we put an emphasis on tangible, hands-on action. Schneider Electric is working to foster respect for all people and to change mentalities by encouraging diversity, inviting suppliers around the world to join the **Global Compact,** participating in front-line campaigns with employees and some 200 local NGOs, and contributing to the working groups of ISO and other organizations.

Community

The year saw several large-scale natural disasters, including the tsunami in Asia, the earthquake in Pakistan and hurricanes and flooding in the United States.

The entire Schneider Electric community played an active part in international aid.

Emergency relief

In Asia, we donated emergency funds, as well as equipment and services to restore drinking water and electricity. In addition, we contributed $424,000 to four emergency aid projects in Indonesia and Sri Lanka. In Pakistan, teams from the Middle East zone coordinated the use of €100,000 in emergency aid financed by the **Schneider Electric Foundation**, under the aegis of Fondation de France. And in the United States, our teams stepped in after Katrina to give the hurricane's victims emergency safety guidelines.

Long-term commitments

In addition to emergency aid, the Schneider Electric Foundation and local teams in the Country Organizations supported reconstruction projects and programs to donate equipment and services in countries hit by the tsunami. $1 million was allocated to restoring water and electricity networks in several countries. The Foundation is participating in some fifty reconstruction projects in four countries. Construction work is being completed on a dozen nursery and primary schools and school complexes, as well as on two medical centers and an orphanage.

Employees in the International and Iberian Operating Division were asked to contribute to a campaign to help earthquake victims in Pakistan. The Foundation pledged to match donations up to €50,000.

Elsewhere in the world, we pursued our grassroots work in local communities. The Foundation's 2005 Luli fund-raising campaign, held from May 30 to June 5, drew contributions from 84% of the Company's facilities in 70 countries. The Foundation supported 182 associations in 65 countries.

In France, the Foundation launched an information campaign on volunteer vacations. Through an agreement with the *Planète Urgence* association, the Foundation offers employees the opportunity to do volunteer work during their vacations, with two- to three-week missions in Cameroon, Madagascar, Indonesia and Nepal.

Planet & Society barometer

- ☐ Donate €1 million worth of Schneider Electric equipment.
- ☐ Ensure that 90% of our sites have a lasting commitment with the Schneider Electric Foundations in the area of youth opportunities.

Suppliers

Schneider Electric takes sustainable development issues into account when selecting suppliers. We encourage them and their subcontractors to join the **Global Compact.** At the beginning of 2005, we made 5% of our purchases from Global Compact supporters, compared with a long-term target of 60%. The percentage rose to 12% at the end of the year.

By asking suppliers to meet our direct requirements and make a public commitment to the UN, we are exposing our partners to the challenges of sustainable development.

Planet & Society barometer

- ☐ Make 60% of total purchases from suppliers who support the Global Compact.

Customers

Commercial excellence is a key priority for us. Between 2005 and 2008, we intend to increase the number of very satisfied customers by 30% and halve the number of dissatisfied customers under our new[2] Company Program.

In 2005, we published our first sales policy guide for our Country Organizations, and sales and marketing managers.

We also created a Sales and Marketing Institute within Schneider Electric University to develop commercial excellence among our team members. More than 2,000 sales and marketing staff took part in the Institute's programs during the year.

Ratings and indices

ASPI Eurozone®

The Advance Sustainable Performance Indices' Eurozone listing tracks the financial performance of 120 leading euroland sustainability performers from the DJ Euro Stoxx benchmark financial universe. Schneider Electric has been included since 2001. Vigeo ratings are used to select the listed stocks, in keeping with ASPI Eurozone® guidelines.

Investor-solicited rating – January 2005.

Market sector: Electrical components and equipment. (Companies in panel sector: 10).

Criteria (min -- / max ++)	Rating April 2003	Rating January 2005	Score January 2005
Human Resources	++	+	52
Environment	+	+	48
Customers & Suppliers	+	++	61
Corporate Governance	=	=	48
Community Involvement	++	+	63
Human Rights	N / A	+	59

Score scaling: 0 to 100



Benchmark: company / industry sector
100
75
50
25
0
Human Resources
Environment
Customers & Suppliers
Corporate Governance
Community Involvement
Human Rights
Max. sector
Min. sector
Schneider Electric

Ethibel Investment Register

Schneider Electric was included in the Ethibel Investment Register in 2005. This reference for socially responsible investing is used by a growing number of European banks, fund managers and institutional investors.

Ethibel offers two products based on its register: the Ethibel Label and the Ethibel Sustainability Index.

By selecting sustainable development leaders, these indices combine good financial performance with positive community impact. Ethibel's research model takes into account sustainable development and involvement of stakeholders, two critical components of corporate social responsibility.

Dow Jones Sustainability Indices

After being selected for the first time in 2002, Schneider Electric was included in 2005 in the Dow Jones Sustainability Index World and the Dow Jones Sustainability Index Stoxx (for Europe). This family of indices bases its decisions on research provided by Sustainable Asset Management (SAM), an independent asset manager headquartered in Switzerland.

Corporate Sustainability Assessment 2005

Schneider Electric SA -
Member of DJSI World & DJSI STOXX

Schneider Electric's economic, social and environmental performance compared with the sector average.

ELQ Electric components and equipment

	Schneider Electric (%)	Average (%)	Benchmark (%)
Economic Dimension	76	57	79
Environmental Dimension	69	39	70
Social Dimension	57	40	64
Total	**66**	**44**	**66**

Planet & Society barometer

- **Be included in the four major socially responsible investment index families.**

> To find out more:
www.schneider-electric.com
(> group > sustainable development)
www.barometre.schneider-electric.com
www.rohs.schneider-electric.com
www.fondation.schneider-electric.com

> To order the sustainable development report and social scorecard:
fr-developpement-durable@schneider-electric.com
or
Schneider Electric Industries SAS
Sustainable Development Department
89, boulevard Franklin Roosevelt
92500 Rueil-Malmaison - France

Outside opinion on Schneider Electric's procedures for collecting human resources and environmental data

Free translation of the original report in French

To the shareholders,

In our capacity as Statutory Auditors of Schneider Electric and as requested, we have reviewed the procedures used to collect the environmental and human resources data (employees and lost days) for 2005 published in the Business Review and Registration Document.

Schneider Electric's senior management was responsible for preparing those procedures, as well as the social and environmental information provided in these reports. Our responsibility is to report our conclusions based on the review described below.

Nature and scope of our review

As agreed, we planned and performed our work as follows:

- We reviewed the procedures to verify that they are appropriate, exhaustive, accurate, objective and clear with regard to Schneider Electric's businesses.
- We interviewed the individuals in charge of the human resources and environmental data collection systems to obtain further information on the procedures and test their application.
- We toured three sites–Le Vaudreuil (France), Beaumont-Le-Roger (France) and Sant Boi (Spain)–to assess understanding of the procedures and the level to which the reporting system has been integrated on site.

We used teams specialized in sustainable development to perform this work.

In accordance with the International Standard on Assurance Engagements (ISAE), a review of this type does not include all of the verifications performed in an audit that would allow us to provide assurance. It does, however, allow us to form conclusions about the procedures.

Conclusions

- Collection procedures have been formalized for human resources and environmental data. These procedures are appropriate references, assuming that rules for updating the list of units and sites taken into account in case of an acquisition or divestment are specified.
- The procedures have been distributed to all the businesses and country organizations concerned by data reporting.
- Continued work to improve reporting reliability will require a more detailed identification of the type of waste produced at the site level and a more specific definition of the recovery rate.

Neuilly-sur-Seine, March 20, 2006

Barbier Frinault & Autres	Ernst & Young
Ernst & Young	Environment and Sustainability Services
Pierre Jouanne	Eric Duvaud

5 Outlook for 2006

We intend to actively pursue a strategy designed to increase our growth potential and reduce the cyclical nature of our business.

As part of this strategy, we're maintaining a sustained commitment to innovation, with nearly 5% of revenue invested in R&D. We are continuing to deploy R&D capacity in emerging markets–with centers in Shanghai, China, Bangalore, India, and Monterrey, Mexico–while ensuring a strong presence in high technology countries like the US, Germany, and Japan.

We are stepping up our expansion in high-growth countries, especially the US and emerging markets, by investing heavily to maximize our market coverage and strengthen our leadership positions.

At the same time, we're growing at a quick pace in energy management, industrial and building automation, ultra terminal electrical distribution and services. With these new activities, we're broadening our lineup to meet our customers' new and growing needs.

Thanks to these moves, we have a unique portfolio of energy management solutions to help customers optimize their strategies, as well as their energy costs. These solutions offer automation functions that enhance installation performance, efficiency and ease of use in the Industry, Buildings, Residential and Energy & Infrastructure markets.

As part of our new^2 Company Program focused on growth, efficiency and people, we have set the following targets for 2005-2008:

- Organic revenue growth of more than 5%.
- An operating margin of between 12.5% and 14.5% throughout the business cycle.
- A 2% to 4% improvement in ROCE over 4 years.
- A payout rate equivalent to 50% of net profit and an optimized balance sheet with a debt-to-equity ratio of 30% to 40% in the next two years.

Based on current economic conditions and exchange rates, we anticipate further growth in revenue and operating profit, in line with new^2's growth and efficiency targets.

Aside from announced acquisitions described in note 28 (Subsequent Events) to the consolidated financial statements, no changes have occurred since December 31, 2005 that are likely to have a meaningful impact on the Company's assets or income.

5 / Consolidated Financial Statements at December 31, 2005

1 Consolidated Statement of Income

(in millions of euros except for earnings per share)		2005*	2004
Revenue	(note 22)	**11,678.8**	**10,349.3**
Cost of sales		(6,923.8)	(6,177.4)
Gross profit		**4,755.0**	**4,171.9**
Research and development expenses	(note 23)	(273.7)	(295.1)
Selling, general and administrative expenses		(2,812.8)	(2,549.7)
Other operating income and expenses	(note 25)	(103.2)	(40.7)
Operating profit		**1,565.3**	**1,286.4**
Finance costs, net		(103.1)	(64.4)
Other financial income and expenses		(1.5)	5.1
Finance costs and other financial income and expense, net	(note 26)	**(104.6)**	**(59.3)**
Share of profit /(losses) of associates	(note 7)	(3.6)	(3.6)
Profit before tax		**1,457.1**	**1,223.5**
Income tax expense	(note 12)	(427.5)	(365.2)
Profit of continuing operations		**1,029.5**	**858.3**
Discontinued operations			
Profit for the period		**1,029.5**	**858.3**
- Attributable to equity holders of the parent		994.3	823.9
- Attributable to minority interests		35.2	34.4
Basic earnings per share (in euros)	(note 14.3)	4.56	3.73
Diluted earnings per share (in euros)	(note 14.3)	4.54	3.72

** IAS 32/39 applied as from January 1, 2005 with no adjustment for 2004 (note 2).*

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

(in millions of euros)		2005 *	2004
I - Cash flows from operating activities:			
Profit attributable to equity holders of the parent		994.3	823.9
Minority interests		35.2	34.4
Share of (profit)/ losses of associates, net of dividends received		2.8	3.5
Adjustments to reconcile net profit to net cash provided by operating activities:			
Depreciation of property, plant and equipment		279.3	285.7
Amortization of intangible assets other than goodwill		88.8	76.7
Losses on non current assets		20.7	
Increase/(decrease) in provisions		22.5	(27.7)
Change in deferred taxes		97.0	78.1
Losses/(gains) on disposals of assets		(0.7)	(9.0)
Other		8.2	16.5
Net cash provided by operating activities before changes in operating assets and liabilities		**1,548.1**	**1,282.1**
(Increase)/decrease in accounts receivable		(185.0)	(186.0)
(Increase)/decrease in inventories and work in process		(85.2)	(162.1)
Increase/(decrease) in accounts payable		165.6	37.9
Change in other current assets and liabilities		(118.8)	212.2
Change in working capital requirement		**(223.4)**	**(98.0)**
	Total I	**1,324.7**	**1,184.1**
II - Cash flows from investing activities:			
Purchases of property, plant and equipment		(308.1)	(277.8)
Proceeds from disposals of property, plant and equipment		45.2	45.1
Purchases of intangible assets		(213.7)	(97.2)
Proceeds from disposals of intangible assets		0.6	0.4
Net cash used by investment in operating assets		**(476.0)**	**(329.5)**
Purchases of financial investments - net *(note 3)*		(1,267.3)	(800.9)
Purchases of other long-term investments		(20.7)	(25.5)
Increase in long-term pension assets		(48.1)	(13.4)
Sub-total		**(1,336.1)**	**(839.8)**
	Total II	**(1,812.1)**	**(1,169.3)**
III - Cash flows from financing activities:			
Issuance of long-term debt *(note 17)*		1,490.9	–
Repayment of long-term debt		(70.4)	(1,352.3)
Sale/(purchase) of treasury shares (1)		(73.2)	(278.2)
Increase/(reduction) in other financial debt		(76.1)	(49.6)
Issuance of shares		22.4	61.0
Dividends paid: Schneider Electric SA		(395.4)	(334.2)
Minority interests		(22.9)	(23.3)
	Total III	**875.3**	**(1,976.6)**
IV - Net effect of exchange rate:	**Total IV**	**(31.1)**	**6.0**
Net increase/(decrease) in cash and cash equivalents: I + II + III + IV		**356.8**	**(1,955.8)**
Cash and cash equivalents at beginning of period		946.5	2,902.4
Increase/(decrease) in cash and cash equivalents		356.8	(1,955.9)
Cash and cash equivalents at end of period *(note 13)*		**1,303.3**	**946.5**

(1) Adjusted for shares exchanged for Legrand shares (negative €10.1 million) - note 8.

** IAS 32/39 applied as from January 1, 2005 with no adjustment for 2004 (note 2).*

The accompanying notes are an integral part of the consolidated financial statements.

3 Consolidated Balance Sheet

Assets

(in millions of euros)		Dec. 31, 2005	Jan. 1, 2005 *	Dec. 31, 2004
Non-current assets				
Goodwill, net	*(note 4)*	5,878.8	4,539.0	4,462.3
Intangible assets, net	*(note 5)*	1,299.1	894.5	894.5
Property, plant and equipment, net	*(note 6)*	1,600.6	1,456.7	1,456.7
Assets held for sale	*(note 6)*	6.8	7.6	7.6
Total tangible and intangible assets		2,906.5	2,358.8	2,358.8
Investments in associates	*(note 7)*	48.2	65.3	65.3
Available-for-sale financial assets	*(note 8)*	315.4	198.5	154.3
Other non current financial assets	*(note 8)*	281.4	288.1	288.1
Total non current financial assets		596.8	486.6	442.4
Deferred tax assets	*(note 12)*	795.0	832.7	830.3
Total non-current assets		**10,225.3**	**8,282.4**	**8,159.1**
Current assets				
Inventories and work in process	*(note 9)*	1,636.6	1,409.4	1,409.4
Trade accounts receivable	*(note 10)*	2,586.7	2,135.7	2,135.7
Other receivables and prepaid expenses	*(note 11)*	783.0	550.8	529.1
Cash and cash equivalents	*(note 13)*	1,383.2	975.8	1,062.8
Total current assets		**6,389.5**	**5,071.7**	**5,137.0**
Total assets		**16,614.8**	**13,354.1**	**13,296.1**

** IAS 32/39 applied as from January 1, 2005 with no adjustment for 2004 (note 2).*

The accompanying notes are an integral part of the consolidated financial statements.

Liabilities

(in millions of euros)		Dec. 31, 2005	Jan. 1, 2005 *	Dec. 31, 2004
Equity	*(note 14)*			
Share capital		1,813.0	1,809.6	1,809.6
Share premium account		4,069.0	4,049.9	4,049.9
Retained earnings and other reserves		2,160.8	1,571.1	1,620.1
Translation reserve		200.8	(84.3)	(84.5)
Equity attributable to equity holders of the parent		**8,243.6**	**7,346.3**	**7,395.1**
Minority interests		93.9	76.2	72.8
Total equity		**8,337.5**	**7,422.5**	**7,467.9**
Long-term provisions				
Provisions for pensions and other post-employment benefits	*(note 15)*	1,200.4	1,026.2	1,026.2
Provisions for contingencies	*(note 16)*	210.0	192.3	192.3
Total long-term provisions		1,410.4	1,218.5	1,218.5
Non-current liabilities				
Bonds	*(note 17)*	2,691.1	1,200.0	1,200.0
Perpetual bonds	*(note 17)*	-	-	73.3
Other long-term debt	*(note 17)*	63.6	72.5	24.9
Total non-current financial liabilities		2,754.7	1,272.5	1,298.2
Deferred tax liabilities	*(note 12)*	259.4	225.9	203.2
Other non-current liabilities	*(note 18)*	178.8	177.7	104.4
Total non-current liabilities		**4,603.3**	**2,894.6**	**2,824.3**
Current liabilities				
Trade accounts payable		1,710.8	1,384.4	1,384.4
Accrued taxes and payroll costs		1,093.1	849.5	849.5
Short-term provisions	*(note 16)*	276.7	236.5	236.5
Other current liabilities		340.5	338.9	279.2
Short-term debt	*(note 17)*	252.9	227.7	254.3
Total current liabilities		**3,674.0**	**3,037.0**	**3,003.9**
Total equity and liabilities		**16,614.8**	**13,354.1**	**13,296.1**

** IAS 32/39 applied as from January 1, 2005 with no adjustment for 2004 (note 2).*

The accompanying notes are an integral part of the consolidated financial statements.

4 Consolidated Statement of Changes in Equity and Minority Interests

(in millions of euros except for number of shares)	Number of shares (thousands)	Share capital	Share premium account	Retained earnings	Own shares reserves	Other reserves	Translation reserve	Equity attributable to equity holders of the parent	Minority interests	Total
January 1, 2004 - IFRS (note 29)	**231,842.2**	**1,854.7**	**4,290.8**	**1,283.8**	**(273.8)**	**0.0**	**0.0**	**7,155.5**	**74.4**	**7,229.9**
Profit for the year				823.9				823.9	34.4	858.3
Valuation gains/(losses) taken to equity						22.3		22.3		22.3
Exchange differences on translating foreign operations							(84.5)	(84.5)	(1.9)	(86.4)
Total recognized income and expense for the period (comprehensive income)				***823.9***		***22.3***	***(84.5)***	***761.7***	***32.5***	***794.2***
Cancellation of shares	(7,000.0)	(56.0)	(291.1)					(347.1)		(347.1)
Worldwide Employee Stock Purchase Plan	705.8	5.7	27.6					33.3		33.3
Exercise of stock options	646.2	5.2	22.6					27.8		27.8
Dividends (including *précompte* equalization tax)				(334.2)				(334.2)	(23.3)	(357.5)
Refund of *précompte* equalization tax overpaid in previous years				23.1				23.1		23.1
Change in treasury stock					65.2			65.2		65.2
Tax effect of cancellation of treasury stock				(7.4)				(7.4)		(7.4)
Stock options					8.9			8.9		8.9
Other				8.3				8.3	(10.8)	(2.5)
December 31, 2004 - IFRS excluding IAS 32/39	**226,194.2**	**1,809.6**	**4,049.9**	**1,797.5**	**(199.7)**	**22.3**	**(84.5)**	**7,395.1**	**72.8**	**7,467.9**
IAS 32/39 adjustments (note 2)										
– Treasury stock					(87.0)			(87.0)		(87.0)
– Currency hedges				1.1		7.9		9.0		9.0
– Revaluation of available-for-sale financial assets						29.0		29.0		29.0
– Metal price hedges						5.0		5.0		5.0
– Interest rate swaps				(5.0)				(5.0)		(5.0)
– Put option granted to MGE minority shareholders									3.4	3.4
– Translation adjustment							0.2	0.2		0.2
January 1, 2005 - IFRS after application of IAS 32/39	**226,194.2**	**1,809.6**	**4,049.9**	**1,793.6**	**(286.7)**	**64.2**	**(84.3)**	**7,346.3**	**76.2**	**7,422.5**
Profit for the year				994.3				994.3	35.2	1,029.5
Valuation gains/(losses) taken to equity (note 14)						35.6		35.6		35.6
Exchange differences on translating foreign operations							285.1	285.1	8.3	293.4
Total recognized income and expense for the period (comprehensive income)				***994.3***		***35.6***	***285.1***	***1,315.0***	***43.5***	***1,358.5***
Exercise of stock options (note 14)	425.0	3.4	19.1					22.5		22.5
Dividends (note 14)				(395.4)				(395.4)	(22.9)	(418.3)
Change in treasury stock (note 14)					(68.7)			(68.7)		(68.7)
Stock options (note 14)					16.8			16.8		16.8
Other (1)				7.1				7.1	(2.9)	4.2
December 31, 2005 - IFRS	**226,619.2**	**1,813.0**	**4,069.0**	**2,399.6**	**(338.6)**	**99.8**	**200.8**	**8,243.6**	**93.9**	**8,337.5**

(1) Of which €4.3 million to neutralize capital gains on treasury stock.

The accompanying notes are an integral part of the consolidated financial statements.

5 Notes to the Consolidated Financial Statements

All amounts in millions of euros unless otherwise indicated.

The accompanying notes are an integral part of the consolidated financial statements.

The consolidated financial statements for the year ended December 31, 2005 were reviewed by the Board of Directors of Schneider Electric on February 15, 2006. They will be submitted to shareholders for approval at the Annual General Meeting of May 3, 2006.

The Group's main businesses are described in the Business Presentation chapter of the Annual Report.

Note 1 - Summary of significant accounting policies

1.1 - Accounting standards

In accordance with EU regulations 1606/2002 and 1725/2003, Schneider Electric's consolidated financial statements have been prepared in compliance with the international accounting standards endorsed by the European Union as of December 31, 2005. These include International Financial Reporting Standards (IFRSs), International Accounting Standards (IASs) and the related interpretations issued by the Standards Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC). The accounting policies and methods used are described below.

The opening balance sheet at January 1, 2004 has been restated in accordance with IFRS 1 – *First-Time Adoption Of IFRS* – based on the standards and interpretations applicable as of December 31, 2005. In keeping with the recommendations of the French securities regulator (AMF) during the transition period, the options used in first time adoption at January 1, 2004 were presented in the 2004 Annual Report, along with a description of the changes in accounting policies and methods and their impact on the opening and closing balance sheets and the statement of income for the year ended December 31, 2004. This information is presented in note 29 of the present report.

IAS 32 – *Financial Instruments: Disclosure and Presentation* – and IAS 39 – *Financial Instruments: Recognition and Measurement* – have been applied as from January 1, 2005. The data for 2004 has not been restated, as allowed under IFRS 1. The impact of this change in accounting method, described in note 2, has been recognized in opening equity at January 1, 2005. Because the 2004 figures have been not been restated, data for the 2004 financial year is not comparable. However, the impact on profit for the year ended December 31, 2005 is not material (see note 26).

The Group has opted for early application of the amendment to IAS 19 – *Employee Benefits* – concerning actuarial gains and losses (as of January 1, 2004), and of the amendments to IAS 39 – *Financial Instruments: Recognition and Measurement* – concerning cash flow hedges of forecast intragroup transactions and the fair value option (as of January 1, 2005). It decided against early application of the amendment to IAS 1 – *Capital Disclosures* – and of IFRS 7 – *Financial Instruments: Disclosures* – which will be mandatory as of January 1, 2007. Early application of IFRIC interpretation 6 – *Liabilities arising from participating in a specific market* – and IFRIC interpretation 4 – *Determining whether an arrangement contains a lease* – did not have any impact on the Group's financial statements.

To facilitate comparison, the financial statements present data prepared in accordance with IFRS for the past two years. For a three-year comparison, the French GAAP financial statements for 2003 and 2004 are presented in note 31. Commentary on the 2003 financial year is included in the 2004 and 2003 Annual Reports registered by the French securities regulator (AMF) under numbers D05-0309 and D04-0322 respectively.

1.2 - Basis of presentation

The financial statements have been prepared on a historical cost basis, with the exception of derivatives and available-for-sale financial assets, which are measured at fair value. Financial liabilities are measured using the cost model. The carrying amount of hedged assets and liabilities and the related hedging instruments corresponds to their fair value.

1.3 - Use of estimates

The preparation of financial statements requires Group and subsidiary management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities at the date of the financial statements, revenues and expenses for the reporting period and related disclosures. Actual results could differ from those estimates.

These estimates mainly concern:

- The recoverable amount of assets (described in note 1.10).
- Pension and other post-employment benefit obligations (described in note 15).

1.4 - Consolidation principles

Companies over which the Group exercises exclusive control, either directly or indirectly, are fully consolidated. Exclusive control is control by all means, including ownership of a majority voting interest, significant minority ownership, and contracts or agreements with other shareholders.

Investments in operating entities controlled jointly with a limited number of partners, such as joint ventures and alliances, are accounted for by the equity method in accordance with the alternative treatment allowed under IAS 31 – *Interests in Joint Ventures*.

Companies over which the Group has significant influence ("associates") are accounted for by the equity method. Significant influence is presumed to exist when more than 20% of outstanding voting rights are held.

Companies acquired or sold during the year are included in or removed from the consolidated financial statements as of the date when effective control is acquired or relinquished.

Intragroup balances and transactions are eliminated in consolidation.

The list of consolidated subsidiaries and associates is provided in note 30. Certain non-material subsidiaries are not consolidated.

All of the companies included in the scope of consolidation have a December 31 year-end.

1.5 - Business combinations

In accordance with IFRS 3 – *Business Combinations* – business combinations are accounted for using the purchase method.

All identified acquired assets, liabilities and contingent liabilities are recognized at their fair value as of the date of acquisition. Provisional fair values are adjusted within a maximum of twelve months following the date of acquisition.

If the cost of acquisition is higher than the fair value of assets acquired and liabilities assumed at the date of acquisition, the excess is recorded under goodwill. If the cost of acquisition is lower than the fair value of assets acquired and liabilities assumed at the date of acquisition, the negative goodwill is immediately recognized in the income statement.

Goodwill is not amortized, but tested for impairment annually (see note 1.10 below). Any impairment losses are recognized under "Other operating income/(expense)".

1.6 - Translation of the financial statements of foreign subsidiaries

The consolidated financial statements are drawn up in euros.

The financial statements of subsidiaries that use another functional currency are translated into euros as follows:

- Assets and liabilities are translated at official year-end exchange rates.
- Income statement and cash flow items are translated at average annual exchange rates.

Differences arising on translation are recorded in equity under "Translation reserve".

1.7 - Foreign currency transactions

Foreign currency transactions are recorded using the official exchange rate in effect at the date the transaction is recorded or the hedging rate. At year-end, foreign currency payables and receivables are translated into the reporting currency at year-end exchange rates. Gains or losses on foreign currency conversion are recorded in the income statement under "Other financial income and expense, net".

Foreign currency hedging is described below, in note 1.21.

1.8 - Intangible assets

Intangible assets acquired separately or as part of a business combination

Intangible assets acquired separately are initially recognized in the balance sheet at historical cost. They are subsequently measured using the cost model, in accordance with IAS 38 – *Intangible Assets*.

Brands and other identifiable assets of acquired companies are recognized in the balance sheet at fair value, determined by qualified experts. The valuations are performed using generally accepted methods, based on expected future cash flows. The assets are regularly tested for impairment.

Intangible assets other than brands are amortized on a straight-line basis over their useful life or the period of legal protection. The amortization charge is recognized in "Cost of sales" or in "Selling, general and administrative expenses", depending on the type of asset involved.

Amortized intangible assets are tested for impairment when there is any indication that their recoverable amount may be less than their carrying amount. Impairment losses are recognized under "Other operating income/(expense)".

Brands

Brands acquired as part of a business combination are not amortized when they are considered to have an indefinite life.

This is determined on the basis of:

- Brand awareness.
- The Group's strategy for integrating the brand into its existing portfolio.

Brands with indefinite lives are tested for impairment annually and when there is any indication that their recoverable amount may be less than their carrying amount. When necessary, an impairment loss is recorded.

Internally-generated intangible assets

Research and development costs

Research costs are recognized in the income statement when incurred.

Development costs for new projects are capitalized if, and only if:

- The project is clearly identified and its related costs are separable and reliably tracked.
- The Group has demonstrated the project's technical feasibility and its intention to complete the intangible asset and use or sell it, as well as the availability of adequate financial resources for this purpose.
- It is probable that the future economic benefits attributable to the project will flow to the Group.

Development costs that do not meet these criteria are expensed in the year in which they are incurred.

Capitalized development costs are amortized over the estimated life of the underlying technology, which generally ranges from 3 to 10 years.

The amortization charge is included in the cost of the related products and reclassified into "Cost of sales" when the products are sold.

Software implementation

External and internal costs for the programming, coding and testing of enterprise resource planning (ERP) applications are capitalized and amortized over the applications' useful lives.

1.9 - Property, plant and equipment

Land, buildings, plant and equipment are carried at cost, less accumulated depreciation and any accumulated impairment losses, in accordance with the cost model provided for in IAS 16 – *Property, plant and equipment.*

Each part of an item of property, plant and equipment with a useful life that is different from that of the item as a whole is depreciated separately on a straight-line basis. The main useful lives are as follows:

Buildings	20 to 40 years
Plant and equipment	3 to 10 years
Other	3 to 12 years

The useful life of operating assets, such as production lines, reflects the related products' estimated life cycles.

Useful lives are reviewed periodically and may be adjusted prospectively if appropriate.

The depreciable amount of an asset is determined after deducting its residual value, when the residual value is material.

Depreciation is charged to the income statement or included in the production cost of inventory or the cost of internally-generated intangible assets. It is recognized under "Cost of sales," "Research expenses" or "Selling, general and administrative expenses", depending on the case.

Property, plant and equipment are tested for impairment when there is any indication that their recoverable amount may be less than their carrying amount. Impairment losses are charged to the income statement under "Other operating income/(expense)".

Assets held for sale

Assets held for sale are no longer depreciated and are recorded separately in the balance sheet under "Assets held for sale" at the lower of amortized cost and net realizable value.

Leases

Finance leases, defined as leases that transfer substantially all the risks and rewards of ownership to the lessee, are recognized as an asset and a liability.

Leases that do not transfer substantially all the risks and rewards of ownership are classified as operating leases and the related payments are recognized as an expense on a straight-line basis over the lease term.

Borrowing costs

Borrowing costs incurred during the construction or acquisition of property, plant and equipment and intangible assets are expensed when incurred, in accordance with the recommended treatment under IAS 23 – *Borrowing Costs.*

1.10 - Impairment of assets

In accordance with IAS 36 – *Impairment of Assets* – the recoverable amount of long-lived assets is assessed as follows:

- All depreciable and amortizable property, plant and equipment and intangible assets are reviewed at each balance sheet date to determine whether there is any indication that the asset may be impaired. Indications of impairment are identified on the basis of external or internal information. If such an indication exists, the Group tests the asset for impairment by comparing its carrying amount to the higher of fair value less costs to sell and value in use.
- Non-amortizable intangible assets and goodwill are tested for impairment annually and when there is any indication that the asset may be impaired.

Value in use is determined by discounting estimated future cash flows that will be generated by the tested assets, generally over a period of not more than five years. Estimated future cash flows are based on management's economic assumptions and operating forecasts. The discount rate corresponds to Schneider Electric's weighted average cost of capital (7.5% at December 31, 2005 and 8.5% at December 31, 2004), plus a risk premium depending on the region in question.

Impairment tests are performed at the level of the cash-generating unit (CGU) to which the asset belongs. A cash-generating unit is the smallest group of assets that generates cash inflows that are largely independent of those cash flows from other assets or groups of assets. At Schneider Electric, CGUs generally correspond to the Operating Divisions (Europe, North America, International and Asia-Pacific). Each of the Growth Platform businesses is also a CGU.

Goodwill is allocated to a CGU when initially recognized. This allocation is made on the basis used to track the performance of Group operations and to assess the benefits derived from the synergies of the business combination.

If the recoverable amount of an asset or CGU is lower than its carrying amount, an impairment loss is recognized. To the extent possible, impairment losses on CGUs comprising goodwill are recorded as a deduction from goodwill.

1.11 - Non-current financial assets

Investments in non-consolidated companies are classified as available-for-sale financial assets. They are initially recorded at cost and subsequently measured at fair value, when fair value can be reliably determined.

The fair value of equity instruments listed in an active market corresponds to the quoted price on the balance sheet date.

In cases where fair value can not be reliably determined, the instruments are measured at cost net of any accumulated impairment losses. The recoverable amount is determined by reference to the Group's equity in the underlying entity's net assets and the entity's expected future profitability and business outlook. This rule is applied in particular to equity instruments that do not have a quoted market price in an active market.

Changes in fair value are accumulated in equity under "Other reserves" up to the date of sale, at which time they are recognized in the income statement. Unrealized losses on assets that are considered to be permanently impaired are recorded under "Finance costs and other financial income and expense, net".

Loans, recorded under "Other financial assets", are carried at amortized cost and tested for impairment if there is any indication that their recoverable amount may be less than their carrying amount. Long-term financial receivables are discounted when the impact of discounting is material.

1.12 - Inventories and work in process

Inventories and work in process are stated at the lower of cost (generally determined by the weighted-average cost method) or estimated net realizable value.

Net realizable value corresponds to the estimated selling price net of remaining expenses to complete and/or sell the products.

Impairment losses on materials are recognized in "Cost of sales" and on finished products in "Selling, general and administrative expenses".

The cost of work in process, semi-finished and finished products includes direct materials and labor costs, subcontracting costs, production overheads based on normal capacity utilization rates and the portion of research and development costs related to the production process (corresponding to the amortization of capitalized projects in production and product and range maintenance costs).

1.13 - Accounts receivable

An allowance for doubtful accounts is recorded when it is probable that receivables will not be collected and the amount of the loss can be reasonably estimated. Doubtful accounts and the related allowances are identified and determined based on historical loss experience, the age of the receivables and a detailed assessment of related credit risks. Once it is known with certainty that a doubtful account will not be collected, the doubtful account and the related allowance are written off to the income statement.

Accounts receivable in more than one year are discounted in cases where the discounting adjustment is material.

1.14 - Deferred taxes

Deferred taxes, corresponding to temporary differences between the tax basis and reporting basis of consolidated assets and liabilities, are recorded using the balance sheet liability method. Deferred tax assets are recognized when it is probable that they will be recovered at a reasonably determinable date.

Future tax benefits arising from the utilization of tax loss carryforwards (including amounts available for carryforward without time limit) are recognized only when they can reasonably be expected to be realized.

Deferred tax assets and liabilities are not discounted. Deferred tax assets and liabilities that concern the same unit and are expected to reverse in the same period are netted off.

1.15 - Cash and cash equivalents

Cash and cash equivalents presented in the balance sheet consist of cash, bank accounts, term deposits of three months or less and other liquid marketable securities. Substantially all marketable securities represent short-term instruments that can be easily converted into a determinable cash amount, such as commercial paper, mutual funds and equivalents. In light of their nature and maturities, these instruments carry virtually no risk of impairment. The Group treats them as cash equivalents.

1.16 - Treasury stock

Schneider Electric shares held by the parent company or by fully consolidated companies are measured at cost and deducted from equity. They are held at their acquisition price until sold.

Gains and losses on the sale of treasury stock are recognized in equity, net of tax.

1.17 - Pensions and other post-employment benefit obligations

Depending on local practices and laws, the Group's subsidiaries participate in pension, termination benefit and other long-term benefit plans. Benefits paid under these plans depend on such factors as seniority, compensation levels and payments into mandatory retirement programs.

Defined contribution plans

Payments made under defined contribution plans are recorded in the income statement, in the year of payment. Therefore no provisions are recorded for those plans.

Defined benefit plans

The present value of defined benefit obligations is determined using the projected unit credit method.

The amount recognized in the balance sheet corresponds to the present value of the obligation, adjusted for unrecognized past service cost and reduced by the fair value of plan assets at the balance sheet date.

If the plan has a surplus (i.e. the fair value of plan assets is greater than the present value of the obligation, as adjusted for unrecognized past service cost), the recognized asset is limited to the lower of unrecognized past service cost and the present value of available refunds and reductions in future contributions to the plan.

Changes resulting from periodic changes in actuarial assumptions regarding general financial and business conditions or demographics (i.e., changes in the discount rate, annual salary increases, return on plan assets, years of service, etc.) are immediately recognized in the Group's obligation and as a separate component of equity in "Other reserves".

Mandatory general plans and multi-employer plans

In most countries, the Group participates in mandatory general plans, while in some countries, it contributes to multi-employer plans. Depending on their

terms and conditions, these plans are treated as defined contribution or defined benefit plans. For defined benefit plans, the Group recognizes its share of the related obligation, assets and costs.

Supplementary pension benefits

The Group also provides supplementary pension benefits to a limited number of active and retired senior executives. These defined benefit obligations are accrued for based on the contractual terms of the agreements, which provide guaranteed minimum benefits over and above those paid under general pension schemes.

Other commitments

Provisions are booked to cover the cost of providing healthcare benefits for certain retired employees in Europe and the United States.

The Group also records for all its subsidiaries an obligation for seniority-related benefits (primarily long service awards in its French subsidiaries).

1.18 - Share-based payment

Senior executives and certain employees are granted options to purchase or subscribe Schneider Electric shares. In addition, certain US employees are awarded Stock Appreciation Rights (SARs).

IFRS 2 – *Share-based payment* – applies only to plans set up after November 7, 2002 that do not vest prior to January 1, 2005.

In accordance with IFRS 2, these plans are valued on the date of grant, using the Cox, Ross, Rubinstein binomial option pricing model, and are recognized as an expense over the vesting period, generally three or four years depending on the country.

The contra entry is posted to the own shares reserve for options to purchase or subscribe shares. In the case of SARs, a liability is recorded corresponding to the amount of the remeasured benefit at the closing date.

1.19 - Provisions for contingencies

A provision is recorded when the Group has a present obligation as a result of a past event, and a reliable estimate can be made of the amount of the obligation. If the obligation is not probable and cannot be reliably estimated, but remains possible, it is classified as a contingent liability and disclosed in the notes to the consolidated financial statements. Provisions are calculated on a case-by-case or statistical basis. Long-term provisions (greater than one year) are discounted. Discounting adjustments for long-term provisions were calculated at a rate of 3.2% at December 31, 2005, and 3.4% at December 31, 2004.

Provisions are primarily set aside to cover:

□ Economic risks. These include tax risks arising from tax audits performed by various local tax administrations and financial risks arising primarily on guarantees given to third parties in relation to certain assets and liabilities.

□ Customer risks. These provisions primarily concern liability claims arising from alleged defects in products sold to customers and other third parties and are determined on a case-by-case basis.

□ Product risks:

- Provisions are recorded on a statistical basis for the residual cost of product warranties not covered by insurance. Such warranties may run up to 18 months.
- The Group also recognizes provisions to cover disputes concerning defective products and recalls of clearly identified products.

□ Environmental risks. These provisions are primarily set aside to cover potential remediation costs.

□ Restructuring costs, when the Group has prepared a detailed formal plan for the restructuring and has either announced or started to implement the plan at year-end.

1.20 - Financial liabilities

Financial liabilities primarily comprise bonds and short and long-term bank debt. These liabilities are initially recorded at fair value, taking into account any direct transaction costs, and subsequently measured at amortized cost based on their effective interest rate.

1.21 - Financial instruments and derivatives

Risk hedging management is centralized. The Group's policy is to use derivative financial instruments exclusively to manage and hedge changes in exchange rates, interest rates or prices of certain raw materials. These risks are managed and hedged primarily through the use of swaps, options and futures, depending upon the nature of the Group's exposure. Derivative financial instruments are never used for speculative purposes.

Foreign currency hedges

The Group periodically enters into foreign currency contracts to hedge foreign currency transactions. Some of these contracts are designated as hedges of operating receivables and payables carried in the balance sheets of Group companies. The Group does not apply hedge accounting to these instruments because at year-end, foreign currency contracts are marked to market and gains or losses are recorded in "Other financial income and expense". These gains or losses offset the losses or gains arising from converting foreign currency payables and receivables into the reporting currency at year-end rates, in accordance with IAS 21 – *The effects of changes in foreign exchange rates*.

The Group may also hedge recurring future transactions or planned acquisitions or disposals of investments. In accordance with IAS 39, these are treated as cash flow hedges. The hedging instruments are recognized in the balance sheet and are measured at fair value at the period-end. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is accumulated in equity, under "Other reserves", and recognized in the income statement when the hedged transaction affects profit or loss. The ineffective portion of the gain or loss on the hedging instrument is recognized in "Other financial income and expense".

In addition, certain long-term receivables and loans to subsidiaries are considered to be part of the Group's net investment, as defined by IAS 21 – *Net Investment in a Foreign Operation*. In accordance with the rules governing net investment hedging, the impact of exchange rate fluctuations is recorded in equity and recognized in the statement of income when the investment is sold.

Interest rate swaps

Interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating-rate interest payments. The differential to be paid (or received) is accrued (or deferred) as an adjustment to interest income or expense over the life of the agreement. The Group does not apply hedge accounting as described in IAS 39 for interest rate swaps. The impact is immediately recognized in the income statement.

Commodity contracts

The Group also enters into commodity purchase contracts including forwards, swaps and options to hedge price risks on all or part of its forecast future purchases. Under IAS 39, these qualify as cash flow hedges. The hedging instruments are recognized in the balance sheet and are measured at fair value at the period-end. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is accumulated in equity, under "Other reserves", and reclassified into the income statement under "Cost of sales" when the hedged transaction affects profit or loss, leading to an adjustment of gross profit. The ineffective portion of the gain or loss on the hedging instrument is recognized in "Other financial income and expense".

Cash flows from derivative financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

Asset-backed securities issued by the Special Purpose Entity holding perpetual bonds

In accordance with SIC 12 – *Special Purpose Entities* – and IAS 39, the special purpose entity that holds the perpetual bonds is consolidated.

The swaps taken out by the special purpose entity in connection with the perpetual bonds have been measured at fair value.

Interest rate swaps on the perpetual bonds taken out directly by the Group are classified as derivative instruments that do not qualify for hedge accounting. They are therefore measured at fair value and gains and losses arising from remeasurement at fair value are recorded in "Other financial income and expense".

Put options granted to minority shareholders

Under IAS 32 – *Financial Instruments: Disclosure and Presentation,* commitments to buy out minority shareholders (e.g. put options) must be recognized in debt, in an amount corresponding to the purchase price of the minority interest. In the absence of established accounting practice and pending publication of an interpretation by the IFRIC specifying the accounting treatment of the related adjustment, the difference between the purchase price of the minority interests and the share in the acquired net assets has been posted to goodwill without remeasuring the acquired assets and liabilities. Subsequent changes in the fair value of the debt will be recognized by adjusting goodwill.

1.22 - Revenue recognition

The Group's revenues primarily include merchandise sales and revenues from service and project contracts.

Merchandise sales

Revenue from sales is recognized when the product is shipped and title transferred (standard shipping terms are FOB).

The Group offers rebates, calculated as a percentage of sales, to some of its distributors when the distributor reaches a specified sales and volume objective. An accrual is recorded as a deduction from revenue when the products are sold to the distributor.

Additionally, in limited circumstances, the Group negotiates global or national sales contracts directly with international customers, at prices which might be less than distributor prices. In these situations, the Group compensates vendors for the difference between the distributor's price and the negotiated price. Certain subsidiaries also offer cash discounts to distributors. These discounts are deducted from sales.

Total sales are presented net of these discounts and rebates.

Service contracts

Revenue from service contracts is recorded over the contractual period of service. It is recognized when the result of the transaction can be reliably determined, by the percentage of completion method.

Long-term contracts

Income from long-term contracts is recognized using the percentage-of-completion method, based either on the percentage of costs incurred in relation to total estimated costs of the entire contract, or on the contract's technical milestones, notably proof of installation or delivery of equipment. When a contract includes performance clauses in the Group's favor, the related revenue is recognized at each project milestone and a provision is set aside if targets are not met.

Losses at completion for a given contract are provided for in full as soon as they become probable. The cost of work-in-process includes direct and indirect costs relating to the contracts.

1.23 - Earnings per share

Earnings per share is calculated in accordance with IAS 33 – *Earnings per share.*

Diluted earnings per share is calculated by adjusting profit and the weighted average number of shares out-

standing for the dilutive effect of the exercise of stock options outstanding at the balance sheet date. The dilutive effect of stock options is determined by applying the "treasury stock" method, which consists of taking into account the number of shares that could be purchased, based on the average share price for the year, using the proceeds from the exercise of the rights attached to the options.

1.24 - Statement of Cash Flows

The consolidated statement of cash flows has been prepared using the "indirect method", which consists of reconciling net profit to net cash provided by operations. Net cash and cash equivalents represent cash and cash equivalents as presented in the balance sheet (see note 1.15) net of bank overdrafts.

Note 2 - Application of IAS 32 and IAS 39 as from January 1, 2005

IAS 32 – *Financial Instruments – Disclosure and Presentation* and IAS 39 – *Financial Instruments – Recognition and Measurement* – have been applied as from January 1, 2005.

The following table, which reconciles the closing balance sheet for 2004 with the opening balance sheet for 2005, shows the impact on the main balance sheet items affected by the application of IAS 32 and IAS 39.

	Dec. 31, 2004 IFRS before IAS 32 and 39	Treasury stock	Fair value adjustment	Hedging instruments	Derivative instruments not qualifying for hedge accounting	Perpetual bonds	Put granted to minority interests	Jan. 1, 2005 IFRS including IAS 32 and 39
Goodwill	4,462.3						76.7	4,539.0
Available-for-sale financial assets	154.3		44.2					198.5
Deferred tax assets	830.3				1.0	1.4		832.7
Other accounts receivable	529.1			19.9	1.8			550.8
Cash and cash equivalents	1,062.8	(87.0)						975.8
Other assets	6,257.3							6,257.3
Total Assets	**13,296.1**	**(87.0)**	**44.2**	**19.9**	**2.8**	**1.4**	**76.7**	**13,354.1**
Retained earnings, net of tax	1,797.5				(1.2)	(2.7)		1,793.6
Own shares reserve	(199.7)	(87.0)						(286.7)
Other reserves, net of tax	22.3		29.0	12.9				64.2
Translation reserve	(84.5)				0.2			(84.3)
Total equity attributable to equity holders of the parent	*7,395.1*	*(87.0)*	*29.0*	*12.9*	*(1.0)*	*(2.7)*	*0.0*	*7,346.3*
Minority interests	72.8						3.4	76.2
Perpetual bonds	73.3					(73.3)		-
Long-term financial debt	24.9					47.6		72.5
Deferred tax liabilities	203.2		15.2	7.0	0.5			225.9
Short-term financial debt	254.3					(26.6)		227.7
Other non current liabilities	104.4						73.3	177.7
Other current liabilities	279.2				3.3	56.4		338.9
Other liabilities	4,888.9							4,888.9
Total Liabilities	**13,296.1**	**(87.0)**	**44.2**	**19.9**	**2.8**	**1.4**	**76.7**	**13,354.1**

2.1 - Treasury stock

IAS 32 requires all Schneider Electric shares held by the parent company and subsidiaries to be recorded as a deduction from equity, whatever the purpose for which the shares are held. In accordance with this standard, Schneider Electric shares with a value of €87 million carried in assets in the French GAAP balance sheet at December 31, 2004, under "Cash and cash equivalents", have been reclassified as a deduction from equity.

2.2 - Available-for-sale financial assets

In accordance with IAS 39, investments in non-consolidated companies have been reclassified as available-for-sale financial assets and measured at fair value (corresponding to market value in the case of listed shares). Gains and losses arising from remeasurement at fair value are accumulated in equity under "Other reserves".

Fair value adjustments to available-for-sale financial assets at January 1, 2005 amounted to €44.2 million.

2.3 - Derivative instruments and hedge accounting

IAS 39 requires all derivative instruments to be recognized in the balance sheet and measured at fair value, whereas in the French GAAP accounts, these instruments were generally carried off-balance sheet. The treatment of gains and losses arising from remeasurement at fair value depends on whether or not the instruments qualify for hedge accounting under IAS 39.

Currency instruments qualified as cash flow hedges under IAS 39 have been recognized in the balance sheet under "Other receivables" at their fair value of €12.2 million, leading to an adjustment of equity in the same amount, recorded under "Other reserves".

Hedges of future metal purchases qualified as cash flow hedges under IAS 39 have been recognized in the balance sheet under "Other receivables" at their fair value of €7.7 million, leading to an adjustment of equity in the same amount, recorded under "Other reserves".

2.4 - Derivative instruments not qualifying for hedge accounting

Derivative instruments not qualifying for hedge accounting under IAS 39 have been recognized at fair value in the balance sheet, in assets for €1.8 million and in liabilities for €3.3 million, leading to corresponding adjustments to equity. The instruments concerned consist mainly of interest rate hedges on intra-group debt.

2.5 - Perpetual bonds

In the French GAAP accounts, the 1991 perpetual bonds are recorded in debt at their nominal value, while the related interest rate swaps are carried off-balance sheet.

In accordance with interpretation SIC 12 and IAS 39, the Group has consolidated the special purpose entity that holds the perpetual bonds. The swaps taken out by the special purpose entity in connection with the perpetual bonds have been measured at fair value.

Interest rate swaps on the perpetual bonds taken out directly by the Group, which do not qualify for hedge accounting, are recognized in the balance sheet at fair value, with gains and losses arising from remeasurement at fair value recognized in "Other financial income and expense".

At January 1, 2005, the value of the perpetual bonds and the fair value of the swaps taken out by the special purpose entity was €21 million, and the fair value of the swaps entered into directly by the Group was €56.4 million.

2.6 - Put options granted to minority shareholders

The Group has given commitments to buy out the minority shareholders of consolidated subsidiaries (put options). These commitments were reported off-balance sheet in the French GAAP accounts at December 31, 2004.

IAS 32 requires their recognition in debt, at fair value, which corresponds to the option strike price. As explained in note 1.21, in the absence of established accounting practice and pending publication of an interpretation by the IFRIC specifying the accounting treatment of the related adjustment, the difference between the fair value of the put options and the underlying minority interests has been posted to goodwill.

Note 3 - Changes in the scope of consolidation

3.1 - Additions and removals

The consolidated financial statements for the year ended December 31, 2005 include the accounts of the companies listed in note 30. The scope of consolidation at December 31, 2005, 2004 and 2003 is summarized as follows:

	Dec. 31, 2005		Dec. 31, 2004		Dec. 31, 2003	
(Number of companies)	France	International	France	International	France	International
Parent company and fully consolidated subsidiaries	69	366	65	328	52	266
Proportionally consolidated companies	-	-	-	-	1	1
Companies accounted for by the equity method	1	3	2	5	2	7
Sub-total by region	**70**	**369**	**67**	**333**	**55**	**274**
Total	**439**		**400**		**329**	

Acquisitions

On April 14, 2005, Schneider Electric acquired all outstanding shares in Canada's Power Measurement Inc., a leader in the design, production and marketing of energy management systems. Power Measurement Inc. has been fully consolidated since April 14, 2005.

On May 30, 2005, Schneider Electric acquired 50.9% of the outstanding shares of ELAU Administration GmbH, thereby raising its interest from 41.9% to 100%.

ELAU was accounted for by the equity method until May 31, 2005 and has been fully consolidated since June 1, 2005.

On July 29, 2005, Schneider Electric acquired ABS EMEA, Invensys' building automation division in Europe and the Middle East. The company has been fully consolidated since the date of acquisition.

On August 24, 2005, the Group acquired Juno Lighting Inc, leader in lighting equipment for the North American business and residential markets. Juno Lighting Inc. has been fully consolidated since August 24, 2005.

On October 4, 2005, Schneider Electric acquired US-based BEI Technologies Inc., a manufacturer of customized sensors. BEI Technologies has been fully consolidated since October 1, 2005.

Details of goodwill arising on these acquisitions are disclosed in note 4.

Newly consolidated companies

SE Relays has been fully consolidated since January 1, 2005. SE Relays combines the assets from the Magnecraft business acquired in December 2004.

Abacus, acquired in November 2004, was merged into TAC Americas on January 1, 2005 and has been fully consolidated since that date.

Acquisitions in progress

On October 19, 2005, Schneider Electric announced that it had signed an agreement to acquire all outstanding shares in Australia-based Citect, a leading supplier of SCADA (supervision, control and data acquisition) and MES (manufacturing execution systems) solutions. On January 25, 2006, the Group amended its offer after a competing bid was made earlier in the month (see note 28 - Subsequent Events).

On November 2, 2005, Schneider Electric announced the acquisition of US-based Silicon Power Corporation's solid-state relay assets, sold under the Crydom brand.

Both these transactions are subject to regulatory approval and other customary conditions. The two companies will be fully consolidated in the first half of 2006.

These acquisitions had no impact on the consolidated financial statements for the year ended December 31, 2005.

3.2 - Impact of changes in the scope of consolidation on 2005 results

Changes in the scope of consolidation had the following impact:

Impact on 2005 revenue and profit

	2004	2005		
	Reported	Excl. acquisitions	Acquisitions	Reported
Revenue	10,349.3	11,392.4	286.4	11,678.8
Operating profit	1,286.4	1,525.2	40.1	1,565.3
Operating margin	*12.4%*	*13.4%*	*14.0%*	*13.4%*
Profit attributable to equity holders of the parent	823.9	967.6	26.7	994.3

The following table shows the full-year impact of these acquisitions on 2005 revenue, operating profit and profit attributable to equity holders of the parent (i.e., as if the acquisitions had been made on January 1, 2005).

	2005 Reported	2005 incl. acquisitions over the full year
Revenue	11,678.8	12,138.1
Operating profit	1,565.3	1,628.6
Operating margin	*13.4%*	*13.4%*
Profit for the period	994.3	1,026.1

Impact on cash

Changes in the scope of consolidation had a net impact of €1,267.3 million on the Group's cash position, as described below:

	2005
Acquisitions	(1,276.1)
Cash and cash equivalents paid	*(1,297.3)*
Cash and cash equivalents acquired	*62.2*
Debt of acquired entities	*(41.0)*
Disposals	10.0
Other operations	(1.2)
Net financial investments	**(1,267.3)**

Impact on the balance sheet at December 31, 2005

The impact of the year's acquisitions on the main balance sheet items at December 31, 2005 was as follows:

	Dec. 31,2005 Reported	of which Acquisitions
Goodwill	5,878.8	1,102.3
Property, plant & equipment and intangible assets	2,906.5	308.1
Working capital	2,512.5	138.2

Note 4 - Goodwill

4.1 - Breakdown of goodwill

The following table presents goodwill by company and the Cash Generating Unit (CGU) to which it is allocated:

	Year of acquisition	CGU (1)	Dec. 31, 2005 Net	Jan. 1, 2005 Net	Dec. 31, 2004 Net
Square D Company	1991	(A)	1,167.1	1,010.0	1,010.0
Groupe Lexel	1999	EOD	869.2	872.5	872.5
TAC/ Andover/ Abacus	2003 to 2005	BA	637.2	563.9	563.9
MGE UPS (2)	2000 to 2004	SP	559.0	546.1	469.4
BEI Technologies	2005	CSC	390.3	-	-
Juno Lighting Inc.	2005	NAOD	335.2	-	-
Telemecanique	1988	(A)	462.6	462.6	462.6
Clipsal	2004	APOD	261.0	245.0	245.0
Power Measurement Inc.	2005	NAOD	162.7	-	-
Crouzet Automatismes	2000	CSC	162.6	161.9	161.9
ABS Invensys	2005	BA	118.8	-	-
Positec	2000	EOD	105.9	105.9	105.9
Kavlico	2004	CSC	89.6	106.9	106.9
Merlin Gerin	1992	(A)	87.2	87.2	87.2
Digital Electronics	2002	APOD	84.1	83.7	83.7
ELAU	2004 and 2005	EOD	55.3	6.6	6.6
Federal Pioneer	1990	NAOD	60.1	50.2	50.2
Infra +	2000 to 2004	EOD	43.1	43.1	43.1
Mita Holding	1999	EOD	41.9	40.7	40.7
PDL	2001	APOD	35.1	33.5	33.5
SE Relays	2005	NAOD	13.9	-	-
Other subsidiaries (3)		APOD / EOD	136.9	119.2	119.2
Total			**5,878.8**	**4,539.0**	**4,462.3**

(1) Cash Generating Unit to which goodwill has been allocated.
EOD: European Operating Division; NAOD: North American Operating Division ; APOD: Asia-Pacific Operating Division;
IIOD: International Operating Division; CSC: Customized Sensors & Controls; BA : Building Automation; SP : Secured Power.
(2) Of which €75.4 million related to the put option granted to minority shareholders at Dec. 31, 2005 (€76.7 million at Jan. 1, 2005).
(3) Approximately 50 companies.

(A) Square D, Telemecanique and Merlin Gerin goodwill has been allocated on the basis of operating profit by region as of the date of acquisition:

	Europe	North America	Asia-Pacific	Rest of the world
Square D	9%	80%	10%	1%
Telemecanique	71%	0%	20%	9%
Merlin Gerin	62%	10%	20%	8%

4.2 - Changes in goodwill

The main movements between December 31, 2004 and December 31, 2005 are summarized in the following table:

	2005	2004
Net goodwill at opening	**4,462.3**	**3,512.8**
Impact of IAS 32/39 at January 1, 2005	76.7	
Acquisitions	1,079.5	1,151.9
Disposals	-	(8.3)
Impairment	(8.4)	-
Translation adjustment	301.5	(128.2)
Reclassifications	(32.8)	(65.9)
Net goodwill at year end	**5,878.8**	**4,462.3**
Cumulative impairment	**(8.4)**	**-**

4-3 - Acquisitions

Acquisitions primarily included Power Measurement Inc., Juno Lighting Inc., BEI Technologies Inc, ABS EMEA, ELAU, Abacus and SE Relays (Magnecraft) (see note 3).

Power Measurement Inc. (PMI)

Power Measurement Inc. was consolidated for the first time as of April 14, 2005. The difference between the cost of the shares and the Company's equity in the underlying net assets amounted to $192 million (€162.7 million at December 31, 2005), calculated as follows:

	In millions of dollars	In millions of euros *
Acquisition price	**213.8**	**164.7**
Net assets acquired at April 14, 2005 (1)	11.5	8.9
Intangibles recognized (customer lists)	20.0	15.4
Fair value adjustments to other assets and liabilities acquired (2)	(9.7)	(7.5)
Fair value of net assets at April 14, 2005	**21.8**	**16.8**
Goodwill	**192.0**	**147.9**

** On the basis of the exchange rate on the acquisition date USD1 = € 0.770297.*

(1) Excluding goodwill related to previous acquisitions.

(2) Including $5.3 million in deferred tax liabilities.

The Group has until April 14, 2006 to finalize allocation of the acquisition cost.

Juno Lighting Inc.

Juno Lighting Inc. was consolidated for the first time as of August 24, 2005. The difference between the cost of the shares and the Company's equity in the underlying net assets amounted to $395.5 million (€335.2 million at December 31, 2005), calculated as follows:

	In millions of dollars	In millions of euros *
Acquisition price	**619.8**	**505.1**
Net assets acquired at August 24, 2005	96.2	78.4
Trademarks	114.3	93.1
Other intangibles recognized (customer lists)	96.6	78.7
Fair value adjustments to other assets and liabilities acquired (1)	(82.8)	(67.5)
Fair value of net assets at August 24, 2005	**224.3**	**182.8**
Goodwill	**395.5**	**322.3**

** On the basis of the exchange rate on the acquisition date USD1 = €0.814863.*

(1) Including $98 million in deferred tax liabilities resulting from reevaluation of the assets.

The Group has until August 24, 2006 to finalize allocation of the acquisition cost and value intangible assets.

BEI Technologies Inc.

BEI Technologies Inc. was consolidated for the first time as of October 1, 2005. The Group is in the process of identifying the assets and liabilities acquired and has until October 1, 2006 to complete the initial accounting.

This acquisition, for a total €451 million, generated goodwill of €390 million ($460 million) as of December 31, 2005.

ABS EMEA

The Group has consolidated Automation Building System in Europe and the Middle East since August 1, 2005. In 2006, the initial acquisition price of around $135 million will be adjusted primarily on the basis of working capital. As of December 31, 2005, goodwill amounted to €118.8 million. Its allocation will be finalized by August 1, 2006.

ELAU

ELAU has been fully consolidated since June 1, 2005. The successive acquisitions of a 49.1% interest on June 1, 2004 and a 50.9% interest on May 30, 2005, for a total of €70 million, generated goodwill of €55.3 million.

The Group has until June 30, 2006 to complete its fair value adjustments to acquired assets and liabilities and to value intangible assets.

Abacus / SE Relays

Abacus and SE Relays, both acquired in 2004, have been fully consolidated since January 1, 2005. The related goodwill totaled €16.9 million for Abacus and €13.9 million for SE Relays as of December 31, 2005.

Other changes

Application of IAS 32 and IAS 39 as from January 1, 2005 led to the recognition of a put option granted to minority shareholders of MGE. The difference between the fair value of the put option and the underlying minority interests, in an amount of €76.7 million, was posted to goodwill as explained in note 2. Following an adjustment at the end of the financial year, this amount was reduced to €75.4 million.

In addition, the price of shares acquired in 2004 was adjusted on the basis of MGE's financial results for the period ended September 30, 2005, in accordance with the earn-out clause in the current shareholders' pact. The adjusted price of €38.2 million represented an increase of €14.2 million from the valuation at December 31, 2004. The related goodwill was increased by the same amount.

During 2005, intangible assets of €24 million (net of deferred taxes) were recognized for Kavlico Inc., of which €12 million for the trademark. Goodwill recognized on the first-time consolidation of Kavlico in 2004 was reduced by the same amount.

Impairment tests did not reveal any losses on the above items. Impairment losses for the period concerned various non-material goodwill items, primarily in Europe and were recorded under "Other operating income and expenses" (note 25).

The main exchange rate fluctuations concerned goodwill in US dollars and Australian dollars.

Note 5 - Intangible assets

5.1 - Changes in intangible assets

	Trademarks	Software	Development projects (R&D)	Other	Total
Gross Value					
Dec. 31, 2004	**617.8**	**390.6**	**76.9**	**145.1**	**1,230.4**
Acquisitions	-	52.9	-	17.5	70.4
Internally generated assets	-	33.6	108.9	-	142.5
Disposals	-	(17.4)	-	(2.6)	(20.0)
Translation adjustment	18.4	12.8	1.2	18.7	51.1
Reclassification	14.4	12.7	(0.5)	40.4	67.0
Changes in the scope of consolidation and other	93.8	1.5	0.3	91.5	187.1
Dec. 31, 2005	**744.4**	**486.7**	**186.8**	**310.6**	**1,728.5**
Accumulated amortization and impairment					
Dec. 31, 2004	**(2.5)**	**(228.9)**	**(15.0)**	**(89.5)**	**(335.9)**
Allocation and impairment	-	(67.9)	(8.5)	(21.9)	(98.3)
Reversal	-	17.0	-	2.5	19.5
Translation adjustment	-	(8.4)	(0.3)	(6.7)	(15.4)
Reclassification	-	(1.0)	1.8	1.0	1.8
Changes in the scope of consolidation and other	(1.2)	(1.6)	-	1.7	(1.1)
Dec. 31, 2005	**(3.7)**	**(290.8)**	**(22.0)**	**(112.9)**	**(429.4)**
Net Value					
Dec. 31, 2004	**615.3**	**161.7**	**61.9**	**55.6**	**894.5**
Dec. 31, 2005	**740.7**	**195.9**	**164.8**	**197.7**	**1,299.1**

In relation to the year's acquisitions, the Group recognized the Juno Lighting trademark and other intangible assets, consisting primarily of patents and customer lists. In addition, following the final valuation of Kavlico, acquired in 2004, the Group recognized the Kavlico trademark and other intangible assets and reduced goodwill by the same amount (see note 4 and note 5.2). In 2005, costs totaling €33.6 million were capitalized in connection with an ongoing project to develop a Groupwide SAP configuration module.

5.2 - Trademarks

Main trademarks recognized as of December 31, 2005 include:

	2005 Net	2004 Net
MGE UPS	300.0	300.0
Clipsal	158.0	145.8
Tour Andover Controls	121.2	120.6
Juno Lighting	96.9	-
Digital Electronics	39.3	39.1
Kavlico	13.1	-
Security International	6.3	5.5
Other	5.9	4.3
Total	**740.7**	**615.3**

Trademarks are not amortized as they are considered to be assets with indefinite lives.

Impairment tests did not reveal any impairment of trademarks as of December 31, 2005.

Note 6 - Property, plant and equipment

6.1 - Changes in property, plant and equipment

	Land	Buildings	Machinery and equipment	Other	Total
Gross Value					
Dec. 31, 2004	**87.2**	**875.8**	**2,544.4**	**581.3**	**4,088.7**
Acquisitions	5.3	25.5	153.1	124.2	308.1
Disposals	(5.3)	(38.6)	(96.0)	(102.0)	(241.8)
Translation adjustment	5.4	29.5	99.8	31.0	165.6
Reclassification	1.1	10.8	19.3	(67.3)	(36.2)
Changes in scope of consolidation and other	14.0	54.5	84.7	23.7	176.9
Dec. 31, 2005	**107.7**	**957.5**	**2,805.3**	**590.8**	**4,461.2**
Accumulated depreciation and impairment					
Dec. 31, 2004	**(13.6)**	**(452.3)**	**(1,818.4)**	**(347.6)**	**(2,631.9)**
Depreciation and impairment	(2.3)	(37.3)	(202.6)	(39.2)	(281.5)
Reversal	1.0	23.9	88.2	86.3	199.5
Translation adjustment	(1.1)	(10.3)	(64.7)	(20.1)	(96.2)
Reclassification	-	8.6	17.8	0.8	27.2
Change in scope of consolidation and other	-	(8.6)	(52.6)	(16.5)	(77.7)
Dec. 31, 2005	**(16.0)**	**(476.0)**	**(2,032.3)**	**(336.4)**	**(2,860.6)**
Net Value					
Dec. 31, 2004	**73.6**	**423.5**	**726.0**	**233.7**	**1,456.7**
Dec. 31, 2005	**91.7**	**481.5**	**773.0**	**254.4**	**1,600.6**

Assets held for sale, presented separately in an amount of €6.8 million, correspond to buildings in France which are expected to be sold in the first half of 2006.

Reclassifications primarily correspond to assets put into use.

6.2 - Finance leases

Property, plant and equipment include the following assets held under finance leases:

	Dec. 31, 2005	Dec. 31, 2004
Land	2.1	2.7
Buildings	63.6	80.0
Machinery and equipment	31.5	39.6
Other tangible assets	1.0	10.6
Intangible assets	0.3	4.4
Accumulated depreciation and amortization	(60.5)	(87.0)
Assets under finance lease, net	**37.9**	**50.3**

Future minimum lease payments under finance leases as of December 31, 2005 are as follows:

	Minimum payments	Discounted minimum payments
Less than one year	2.8	2.8
Between one year and five years	6.2	6.0
Five years and more	2.0	1.9
Total commitments	**11.0**	**10.7**

6.3 - Operating leases

Rental expenses for operating leases in 2005 and 2004 are as follows:

	2005	2004
Minimum rentals	94.4	84.4
Contingent rentals	1.2	1.1
Sub-lease rentals	(3.6)	(1.8)
Total rental expense	**92.0**	**83.7**

Future minimum lease payments under non-cancelable operating leases break down as follows at December 31, 2005:

	Minimum payments	Discounted minimum payments
Less than one year	87.7	87.7
Between one and five years	186.7	180.4
Five years and more	124.6	120.4
Total rental commitments	**399.0**	**388.5**

Note 7 - Investments in associates

Investments in associates can be analyzed as follows:

	% interest at Dec. 31		Share in net assets at Dec. 31		Share in net income at Dec. 31	
	2005	2004	2005	2004	2005	2004
Clipsal Asia Holdings Ltd	50.0%	50.0%	41.9	41.1	(5.3)	(2.8)
ELAU Administration GmbH (1)	-	49.1%	-	16.8	0.8	0.8
Delta Dore Finance	20.0%	20.0%	11.9	11.5	1.2	1.4
VA Tech Schneider HV GmbH (2)	-	-	-	-	-	(0.8)
Entivity (2)	-	-	-	-	-	(0.5)
Other	N/A	N/A	(5.6)	(4.1)	(0.3)	(1.7)
Total	**-**	**-**	**48.2**	**65.3**	**(3.6)**	**(3.6)**

(1) See notes 3 and 4.
(2) Companies sold in 2004.

On January 12, 2006, the Group announced the acquisition of all outstanding shares in Clipsal Asia (see note 28 – Subsequent Events).

Schneider Electric's interest in Clipsal Asia Holdings was accounted for by the equity method at December 31, 2005 on the basis of provisional unaudited financial statements.

a) Consolidated balance sheet of Clipsal Asia

(in millions of euros) *	Dec. 31, 2005 estimated	Dec. 31, 2004 definitive
Non current assets	53.4	44.8
Current assets	119.3	108.3
Total assets	**172.7**	**153.1**
Equity attributable to equity holders of the parent	83.3	80.8
Minority interests	6.7	4.2
Non current liabilities	2.2	2.0
Current liabilities	80.5	66.1
Total liabilities and equity	**172.7**	**153.1**

** Translated at the closing rate 2005 : HKD=EUR0.109321*
2004 : HKD=EUR0.094446.

b) Consolidated income statement of Clipsal Asia

(in millions of euros) *	Dec. 31, 2005 estimated	Dec. 31, 2004 definitive
Revenue	120.5	108.2
Operating (loss)/income	**(4.1)**	**(3.8)**
Financial expense	(1.8)	(1.5)
Exceptional items	-	-
Income taxes	(1.2)	(1.2)
Minority interests	(2.0)	(0.7)
Net loss	**(9.1)**	**(7.2)**

** Translated at the average rate 2005 : HKD=EUR0.103137*
2004 : HKD=EUR0.103339.

Note 8 - Non current financial assets

8.1 - Available-for-sale financial assets

Non-consolidated investments classified as available-for-sale financial assets are as follows:

		Dec. 31, 2005			Jan. 1, 2005*	Dec. 31, 2004
	% interest	Cost	Revaluation/ impairment	Fair value	Fair value	Net
I – Listed available for sale financial assets						
AXA (1)	0.40%	82.1	158.2	240.3	120.9	76.7
Gold Peak Industries Holding Ltd	10.06%	10.6	(6.0)	4.6	10.1	10.1
Other listed AFS	-	38.0	-	38.0	5.5	5.5
Total listed AFS		**130.7**	**152.2**	**282.9**	**136.5**	**92.3**
II – Unlisted available for sale financial assets						
SE Relays LLC (2)	100.00%	-	-	-	26.5	26.5
Eb@se France (3)	100.00%	20.7	(20.7)	0.0	-	-
Abacus Engineered Systems (2)	100.00%	-	-	-	16.8	16.8
Comipar	4.15%	16.4	(16.4)	0.0	-	-
Legrand	NS	10.1	-	10.1	-	-
Easy Plug SAS (3)	50.00%	8.8	(8.8)	0.0	-	-
Paramer (4)	98.96%	7.3	(1.5)	5.8	5.5	5.5
SE Venture	100.00%	6.6	(6.6)	0.0	-	-
Simak (4)	98.50%	5.5	(0.5)	5.0	4.5	4.5
Other unlisted AFS (5)	-	29.1	(17.5)	11.6	8.7	8.7
Total unlisted AFS		**104.5**	**(72.0)**	**32.5**	**62.0**	**62.0**
Financial assets available for sale		**235.2**	**80.2 ****	**315.4**	**198.5**	**154.3**

** IAS 32/39 applied as from January 1, 2005.*
*** Including a €5.7 million net loss in fair value recognized in the 2005 statement of income.*
(1) Formerly FINAXA.
(2) Consolidated as from January 1, 2005.
(3) Removed from the scope of consolidation – in liquidation.
(4) Inactive companies.
(5) Valued at less than €5 million each.

Fair value corresponds to the closing quoted price for investments quoted in an active market and the carrying amount for non-quoted investments. Net gains arising from remeasurement at fair value of listed investments, recorded in equity under "Other reserves" (see note 14.7), totaled €115.6 million, of which €114 million for shares in AXA (formerly FINAXA).

The revaluation difference that arose on the exchange of AXA shares for Finaxa shares was maintained in equity.

Other listed available-for-sale financial investments primarily comprise a diversified portfolio of stocks and bonds.

Unlisted investments include Legrand shares worth €10.1 million at December 31, 2005. Acquired under the mechanism for exchanging Schneider Electric shares for Legrand shares set up when Schneider Electric sold Legrand in 2002, these shares were sold back to Legrand SAS in January 2006.

8.2 - Other non current financial assets

	Dec. 31, 2005			Dec. 31, 2004
	Cost	Impairment	Net	Net
Vendor loan to buyer of Legrand shares (1)	176.8	-	176.8	167.9
Receivable on divestment of VA Tech Schneider HV GmbH (2)	-	-	-	17.5
Restricted cash on Clipsal acquisition	41.4	-	41.4	35.6
Receivables on investments and loans	14.5	(0.5)	14.0	18.7
Other	57.6	(8.4)	49.2	48.4
Other non current financial assets	**290.3**	**(8.9)**	**281.4**	**288.1**

(1) €150 million vendor loan granted in 2002, paying interest at 5.5%. The interest is capitalized and the proceeds from any sales of shares held by the investor will be used to repay the loan, which has been granted for a maximum period of 13 years.
(2) Repaid in January 2005.

Note 9 - Inventories and work in process

Inventories and work in process changed as follows:

	Dec. 31, 2005	Dec. 31, 2004
Cost:		
Raw materials	739.7	613.7
Work in process	333.2	297.3
Semi-finished and finished products	579.2	504.8
Goods	211.9	194.8
Inventories and work in process at cost	**1,864.0**	**1,610.6**
Impairment:		
Raw materials	(97.9)	(70.4)
Work in process	(21.8)	(21.0)
Semi-finished and finished products	(63.9)	(54.8)
Goods	(43.8)	(55.0)
Impairment loss	**(227.4)**	**(201.2)**
Net:		
Raw materials	641.8	543.3
Work in process	311.4	276.3
Semi-finished and finished products	515.3	450.0
Goods	168.1	139.8
Inventories and work in process, net	**1,636.6**	**1,409.4**

During the year, impairment losses on inventory were recognized in "Cost of sales" for materials, in an amount of €7.8 million, and in "Selling, general and administrative expenses" for finished products, in an amount of €3.9 million, for a total €11.7 million.

Note 10 - Trade accounts receivable

	Dec. 31, 2005	Dec. 31, 2004
Accounts receivable	2,204.4	1,772.5
Notes receivable	417.5	396.2
Advances to suppliers	71.4	63.0
Accounts receivable at cost	**2,693.3**	**2,231.7**
Impairment	(106.6)	(96.0)
Accounts receivable, net	**2,586.7**	**2,135.7**

The Group's accounts receivable are generated from sales to customers operating in a wide range of businesses and geographic regions. Consequently, the Group believes that there is no significant concentration of credit risk.

All trade accounts receivable are due in less than one year.

Note 11 - Other receivables and prepaid expenses

	Dec. 31, 2005	Jan. 1, 2005	Dec. 1, 2004
Précompte Equalization tax credit*	76.0	-	-
Carryback credit**	97.0	97.0	97.0
Derivative instruments	14.8	21.7	-
Pension assets**	7.0	-	-
Prepaid expenses	107.1	80.5	80.5
Other receivables	481.1	351.6	351.6
Other receivables and prepaid expenses	**783.0**	**550.8**	**529.1**

Including long-term portion: €50.7 million.* * Maturity over one year.*

The *précompte* equalization tax credit corresponds to a €76 million payment to the French Treasury to cover the exceptional 25% exit tax on dividends distributed in 2005 following the repeal of the equalization tax and *avoir fiscal* tax credit.

The Group also has a €97 million carryback credit with the French Treasury in addition to tax loss carryforwards recorded under deferred tax assets (see note 12).

Note 12 - Income tax

Whenever possible, Group entities file consolidated tax returns. Schneider Electric SA files a consolidated tax return with its French subsidiaries held directly or indirectly through Schneider Electric Industries SAS.

12.1 Analysis of income tax expense for the year

	2005	2004
Current taxes		
France	(15.7)	(13.5)
International	(314.8)	(265.9)
Total	**(330.5)**	**(279.4)**
Deferred taxes		
France	(93.8)	(72.7)
International	(3.2)	(13.0)
Total	**(97.0)**	**(85.8)**
Income tax	**(427.5)**	**(365.2)**

12.2 - Tax proof

	2005	2004
Profit attributable to equity holders of the parent	**994.3**	**823.9**
Income tax (expense)/benefit	(427.5)	(365.2)
Goodwill impairment	(8.4)	-
Minority interests	(35.2)	(34.4)
Share of profit of associates	(3.6)	(3.6)
Profit before tax and goodwill impairment	**1,469.0**	**1,227.1**
Statutory tax rate	34.93%	35.43%
Income tax expense calculated at the statutory rate	**(513.1)**	**(434.8)**
Reconciling items		
Difference between French and foreign tax rates	51.2	46.2
Impact of tax rate reduction in France*	-	(14.3)
Tax credits and other tax reductions	32.8	24.4
Impact of tax losses	1.0	1.2
Other permanent differences	0.6	12.1
Income tax (expense)/benefit	(427.5)	(365.2)
Effective tax rate	**29.10%**	**29.76%**

** Applicable in 2005 and beyond.*

12.3 - Deferred taxes by type

	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Deferred tax assets			
Tax credits and tax loss carryforwards	377.2	463.2	463.2
Provisions for pensions and other post-employment benefit obligations	394.2	321.9	342.9
Impairment of receivables and inventory	57.6	52.6	52.6
Non deductible provisions for contingencies and accruals	114.7	85.2	85.2
Other deferred tax assets	116.3	127.2	103.8
Deferred tax assets set off against deferred tax liabilities	(265.0)	(217.4)	(217.4)
Deferred tax assets	**795.0**	**832.7**	**830.3**
Deferred tax liabilities			
Differences between tax and accounting depreciation	(106.7)	(101.4)	(101.4)
Trademarks and other intangible assets	(282.1)	(193.4)	(193.4)
Capitalized development costs (R&D)	(22.5)	(18.2)	(16.1)
Liabilities on debt instruments	(59.3)	(53.3)	(53.3)
Other deferred tax liabilities	(53.7)	(77.0)	(56.4)
Deferred tax assets set off against deferred tax liabilities	265.0	217.4	217.4
Deferred tax liabilities	**(259.4)**	**(225.9)**	**(203.2)**

Deferred tax assets recorded in respect of tax loss carryforwards at December 31, 2005 essentially concern France (€371 million) and other European countries where certain tax losses can be carried forward indefinitely.

At December 31, 2005, unrecognized deferred tax assets totaled €17.7 million.

12.4 - Income tax recognized directly in equity

Tax on items recognized directly in equity amounted to €16.3 million at December 31, 2005 versus a negative €11.5 million the year before. This charge primarily reflects the impact of IAS 32 and IAS 39 on the opening balance sheet (a negative €20.3 million) and closing balance sheet (€2.1 million) and changes in actuarial gains and losses recognized in accordance with IAS 19, in an amount of €47.9 million (see note 14.7 "Other reserves").

Note 13 - Cash and cash equivalents

	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Mutual funds and equivalent	749.3	355.2	355.2
Other	5.5	63.9	63.9
Short-term investments	**754.8**	**419.1**	**419.1**
Money market instruments and short-term deposits	117.3	11.9	11.9
Schneider Electric shares	-	-	87.0
Cash	511.1	544.8	544.8
Total cash and cash equivalents	**1,383.2**	**975.8**	**1,062.8**
Bank overdrafts	(79.9)	(28.0)	(28.0)
Treasury shares	-	-	(87.0)
Other	-	(1.3)	(1.3)
Net cash and cash equivalents	**1,303.3**	**946.5**	**946.5**

Note 14 - Equity

14.1 - Capital

Share capital

The Company's share capital at December 31, 2005 amounted to €1,812,953,816, represented by 226,619,227 shares with a par value of 8 euros, all fully paid up.
As of the Annual Shareholders' Meeting of May 12, 2005, a total of 242,626,977 voting rights were attached to the 226,199,677 shares outstanding (information published in the "BALO" legal gazette dated May 25, 2005).

Changes in share capital

The following table shows changes in Schneider Electric SA's share capital and share premium account since December 31, 2004 through the exercise of stock options :

	Number of shares cumulated	Amount of capital (in €)
Capital at Dec. 31, 2003	**231,842,170**	**1,854,737,360**
Cancellation of shares	(7,000,000)	(56,000,000)
Worldwide employee stock purchase plan	705,847	5,646,776
Exercise of stock options	646,160	5,169,280
Capital at Dec. 31, 2004	**226,194,177**	**1,809,553,416**
Exercise of stock options	425,050	3,400,400
Capital at Dec. 31, 2005	**226,619,227**	**1,812,953,816**

14.2 - Ownership structure

	Dec. 31, 2005				Dec. 31, 2004		Dec. 31, 2003	
	Capital %	Number of shares	Voting rights %	Number of voting rights	Capital %	Voting rights %	Capital %	Voting rights %
Caisse des Dépots	4.44	10,062,852	5.48	13,237,852	4.45	5.39	4.34	5.23
Employees	3.35	7,586,325	5.82	14,045,608	3.76	6.22	3.62	6.00
Intragroup cross shareholdings (1)	0.95	2,150,352	-	-	0.95	-	0.93	-
Treasury stock	2.61	5,919,759	-	-	2.25	-	2.90	-
Public	88.65	200,899,939	88.70	214,215,319	88.59	88.39	88.21	88.77
Total	**100.00**	**226,619,227**	**100.00**	**241,498,779**	**100.00**	**100.00**	**100.00**	**100.00**

(1) Held through Cofibel/Cofimines.

No shareholders' agreements were in force as of December 31, 2005.

14.3 - Earnings per share

Determination of the number of shares used in calculation

(in millions of shares)	Dec. 31, 2005		Dec. 31, 2004	
	Basic	Diluted	Basic	Diluted
Common shares*	218.206	218.206	220.923	220.923
Stock options	-	0.708	-	0.334
Average weighted number of shares	**218.206**	**218.914**	**220.923**	**221.257**

** Net of treasury stock and intragroup cross shareholdings.*

Earnings per share

(in euros)	Dec. 31, 2005		Dec. 31, 2004	
	Basic	Diluted	Basic	Diluted
Profit before tax	6.68	6.66	5.54	5.53
Earnings per share	**4.56**	**4.54**	**3.73**	**3.72**

14.4 - Dividends

In 2005, the Group paid out the 2004 dividend of €1.80 per share, for a total of €395.4 million. At the Annual Meeting of May 3, 2006, shareholders will be asked to approve a dividend of €2.25 per share for 2005.

At December 31, 2005, Schneider Electric SA had distributable reserves in an amount of €323 million (versus €169 million at the previous year-end), not including profit for the year.

14.5 - Share-based payment

14.5.1 - Current stock option plans

The Board of Directors of Schneider Electric SA has set up stock option plans for senior executives and certain employees. The main features of these plans were as follows at December 31, 2005:

Plan no.	Date of Board Meeting	Type (1)	Exercisable from	Expiration date	Price (in euros)	Number of options granted	Number of options cancelled because targets were not met
14	01/28/98	P	01/28/01	01/27/05	50.77	1,208,000	164,300
15	12/22/98	P	12/22/01	12/21/05	50.86	60,000	13,300
16	04/01/99	P	04/01/02	03/31/07	50.73	1,259,300	245,900
17	04/01/99	P	04/01/02	03/31/07	50.73	2,123,100	1,078,600
18	03/24/00	P	03/24/03	03/23/08	65.88	1,421,200	686,600
19	04/04/01	S	04/04/05	04/03/09	68.80	1,557,850	NA (2)
20	12/12/01	S	12/12/05	12/11/09	51.76	1,600,000	166,800
21	02/05/03	S	01/05/07	02/04/11	45.65	2,000,000	-
22	02/05/03	S	06/05/03	02/04/11	45.65	111,000	NA (2)
23	05/06/04	S	10/01/04	05/05/12	56.09	107,000	NA (2)
24	05/06/04	S or P	06/05/08	05/05/12	56.09	2,060,700	-
25	05/12/05	S	10/01/05	05/11/13	57.02	138,500	NA (2)
26	06/28/05	S or P	06/28/09	06/27/13	60.78	2,003,800	-
27	12/01/05	S or P	12/01/09	11/30/13	72.10	1,614,900	-
Total						**17,265,350**	**2,355,500**

(1) S: Options to subscribe new shares. P: Options to purchase existing shares.
(2) Not applicable because exercise is not contingent on targets being met.

Rules governing the stock option plans are as follows:

- To exercise the option, the grantee must be part of the Group at the exercise date. Exercise is also conditional on the achievement of performance criteria (see note 14.5.2).
- The options expire after eight years.
- The vesting period is three years in the United States and four years in the rest of the world.

14.5.2 - Outstanding options as of December 31, 2005

Plan no.	Number of options outstanding at Dec. 31, 2004	Options exercised and or created in 2005	Options cancelled in 2005 (1)	Number of options outstanding at Dec. 31, 2005
14	919,046	(894,846)	(24,200)	0
15	46,700	(46,700)	-	0
16	919,800	(436,880)	(4,200)	478,720
17	944,100	(321,248)	(800)	622,052
18	642,000	(35,219)	(22,800)	583,981
19	1,464,875	(9,700)	(28,800)	1,426,375
20	1,494,400	(311,450)	(212,100)	970,850
21	1,921,200	-	(60,100)	1,861,100
22	91,500	(21,550)	-	69,950
23	107,000	(33,000)	-	74,000
24	2,060,700	-	(35,800)	2,024,900
25*	-	89,150	-	89,150
26	-	2,003,800	(9,000)	1,994,800
27	-	1,614,900	-	1,614,900
Total	**10,611,321**	**1,597,257**	**(397,800)**	**11,810,778**

** Of which 49,350 options exercised.*

(1) After potential cancellations due to targets being only partially met or options not being exercised.

On May 12, 2005, the Board of Directors set up stock option plan 25, granting the prizewinners of the company program trophies 138,500 options to subscribe new shares of Company stock at a price of €57.02 between October 1, 2005 and May 12, 2013.

On June 28, 2005, the Board of Directors set up stock option plan 26, granting 2,003,800 options to subscribe new shares or purchase existing shares of Company stock at a price of €60.78, in principle exercisable between June 28, 2009 and June 27, 2013.

On December 1, 2005, the Board of Directors set up stock option plan 27, granting 1,614,900 options to subscribe new shares or purchase existing shares of Company stock at a price of €72.10, in principle exercisable between December 1, 2009 and November 30, 2013. For US employees, the plan awards 317,100 Stock Appreciation Rights (SARs) at a price of €73.25, with the same vesting period and expiration date as the options in plan 27.

To exercise the options granted under plans 26 and 27 and the SARs, the grantee must be part of the Group at the exercise date. In addition, exercise of half the options is conditional on the achievement of annual objectives based on operating margin.

In 2005, 425,050 new Schneider Electric SA shares were issued on the exercise of currently vested stock options.

14.5.3 - Valuation of share-based payment

In accordance with the accounting principles described in note 1.18, the stock option plans set up in 2005 have been valued on the basis of an average estimated life of seven years using the following assumptions:

- Expected volatility of between 20% and 22%, corresponding to implicit volatility.
- A payout rate of 3%.
- A discount rate of between 3% and 4%, corresponding to a risk-free rate over the life of the plans.

Based on these assumptions, the amount recorded under "Selling, general and administrative expenses" for plans set up after November 7, 2002 breaks down as follows:

	2005
Plan 21	5.8
Plan 24	5.9
Plan 25	1.5
Plan 26	3.1
Plan 27	0.5
	16.7

14.6 - Treasury stock

A share buyback program was authorized by shareholders at the Annual Meeting on May 6, 1999, and renewed at the Annual Meetings held on May 5, 2000, June 11, 2001, May 27, 2002, May 16, 2003, May 6, 2004 and May 12, 2005.

The purpose of the program is to reduce dilution, optimize the management of capital and cover stock option plans. The last authorized program provides for the purchase of a maximum of 10% of the share capital within a period of up to eighteen months from May 12, 2005. Under the programs of May 6, 2004 and May 12, 2005, 2,747,887 shares were purchased during the year ended December 31, 2005, for a total of €161.1 million.

At December 31, 2005, the Group held 8,070,011 Schneider Electric shares which have been recorded as a deduction from retained earnings for a total of €364.3 million.

14.7 - Other reserves

Changes in other reserves were as follows:

	Gains and losses from remeasurement at fair value			Actuarial gains and losses	Total
	Currency instruments	Hedges of metal purchases	Available-for-sale financial assets		
December 31, 2004				**22.3**	**22.3**
Application of IAS 32/39 as from Jan. 1, 2005:					
- Currency instruments	7.9				7.9
- Remeasurement of available-for-sale financial assets			29.0		29.0
- Hedges of metal purchases		5.0			5.0
January 1, 2005	**7.9**	**5.0**	**29.0**	**22.3**	**64.2**
- Unrealized net gains (losses) on available-for-sale financial assets			115.6		115.6
- Realized net gains (losses) on available-for-sale financial assets reclassified in the statement of income					-
- Net gains (losses) on currency instruments	(5.5)				(5.5)
- Net gains (losses) on hedges of metal purchases		3.5			3.5
- Net gains (losses) on post-employment benefits				(78.0)	(78.0)
December 31, 2005	**2.4**	**8.5**	**144.6**	**(55.7)**	**99.8**

The main changes during the year stemmed from the remeasurement at fair value of the Group's AXA shares (see note 8 "Available-for-sale financial assets") and differences in actuarial gains and losses (see note 15 "Pension and other post-employment benefit obligations"). For information on changes in hedging instruments, see note 20 "Financial instruments".

Note 15 - Pension and other post-employment benefit obligations

The Group has set up various plans for employees covering pensions, termination benefits, healthcare, life insurance and other post-employment benefits, as well as long-term benefit plans for active employees, primarily in France and Australia.

Actuarial valuations are generally performed each year. The assumptions used vary according to the economic conditions prevailing in the country concerned, as follows:

	Weighted average rate		*Of which US plans*	
	2005	2004	*2005*	*2004*
Discount rate	4.9%	5.4%	*5.8%*	*6.2%*
Rate of compensation increases	3.3%	3.4%	*4.1%*	*4.1%*
Expected yield on plan assets	8.2%	8.4%	*9.0%*	*9.0%*
Rate of healthcare cost increases	9.4%	9.2%	*10.0%*	*10.0%*

A one-point increase or decrease in healthcare costs would increase or decrease the post-employment healthcare obligation by around €45 million.

The return on assets is generally determined on the basis of the interest rate on investment-grade corporate bonds or government bonds.

Pension and termination benefit obligations

Pension and termination benefit obligations primarily concern the Group's North American and European subsidiaries. For the most part, these are defined benefit plans. They feature either a lump-sum payment on the employee's retirement or regular pension payments after retirement. The amount is based on years of service, grade and end-of-career salary. They also include top-hat payments granted to certain senior executives guaranteeing supplementary retirement income beyond that provided by general, mandatory pension schemes.

Benefit obligations under these plans were partially or fully funded through payments to external funds. At December 31, 2005, 95% of the Group's total commitment are partially or fully funded for an amount of €1,885 million.

External funds are invested in equities (around 60%), bonds (around 26%) and real estate (around 7%). Contributions amounted to €34.5 million in 2005 and are estimated at €12 million for 2006.

Payments made under defined contribution plans are recorded in the income statement, in the year of payment and are in full settlement of the Group's liability. Defined contribution plan payments totaled €32.3 million in 2005.

At December 31, 2005, provisions for pensions and termination benefits totaled €607 million, compared with €521 million the year before.

Other post-employment benefits, including healthcare and life insurance, and other long-term benefits

The North American subsidiaries pay certain healthcare costs and provide life insurance benefits to retired employees who fulfill certain criteria in terms of age and years of service. These post-employment benefit obligations are unfunded.

Healthcare coverage for North American employees represents 83% of this obligation. In September 2005, one of these plans was amended by changing the contributions and terms of eligibility. The effect of this plan amendment, which reduced the obligation by around $20 million (€17 million), will be reflected in the income statement over the vesting period, with €6 million recognized in 2005 for vested rights and €11 million to be recognized over the next twelve years.

The assumptions used to determine post-employment benefit obligations related to healthcare and life insurance are the same as those used to estimate pension benefit obligations in the country concerned.

Other benefit obligations include healthcare coverage plans in Europe, for €64 million, and long-service awards due by subsidiaries in France, for €12 million.

Provisions set aside in respect of these obligations totaled €593 million at December 31, 2005, compared with €505 million a year earlier.

15.1 - Changes in provisions for pensions and other post-employment benefit obligations

Changes in provisions for pensions and other post-employment benefit obligations were as follows:

	Pensions and termination benefits	*Of which US plans*	Other post-employment and long-term benefits	*Of which US plans*	Provisions for pensions and other post employment benefits
Dec. 31, 2004	**521.1**	***8.8***	**505.0**	***418.5***	**1,026.2**
Net cost recognized in the statement of income	47.9	*1.5*	22.6	*21.9*	70.5
Benefits paid	(49.1)	-	(23.5)	*(22.4)*	(72.6)
Plan participants' contributions	(34.4)	*(23.6)*	-	-	(34.4)
Actuarial gains and losses recognized in equity	117.2	*61.8*	14.9	*14.6*	132.1
Translation adjustment	5.6	*3.8*	67.1	*65.5*	72.7
Changes in the scope of consolidation	2.4	-	3.0	-	5.4
Other changes	(10.7)	*(0.1)*	4.3	-	(6.4)
Dec. 31, 2005*	**600.0**	***52.2***	**593.4**	***498.1***	**1,193.5**

** Including €7 million in pension assets recognized under "Other receivables" (see note 11)*

15.2 - Provisions for pensions and termination benefits

Annual changes in obligations, the market value of plan assets and the corresponding assets and provisions recognized in the consolidated financial statements can be analyzed as follows:

1. Reconciliation of balance sheet items	Dec. 31, 2005	*o/w US plans*	Dec. 31, 2004	*o/w US plans*
Pension assets	7.0	*7.0*	-	-
Provisions for pensions and other post-employment benefits	(607.0)	*(59.2)*	(521.1)	*(8.8)*
Net asset/(liability) recognized in the balance sheet	**(600.0)**	***(52.2)***	**(521.1)**	***(8.8)***

2. Components of net cost recognized in the statement of income	Dec. 31, 2005	*o/w US plans*	Dec. 31, 2004	*o/w US plans*
Service cost	51.8	*15.9*	48.5	*14.8*
Interest cost (impact of discounting)	92.9	*50.5*	87.9	*48.7*
Expected return on plan assets	(97.1)	*(71.8)*	(87.4)	*(64.6)*
Past service cost	5.9	*6.9*	1.2	*2.7*
Curtailments and settlements	(5.6)	-	(0.8)	-
Net cost recognized in the statement of income	**47.9**	***1.5***	**49.4**	***1.6***

3. Change in projected benefit obligation	Dec. 31, 2005	*o/w US plans*	Dec. 31, 2004	*o/w US plans*
Projected benefit obligation at beginning of year	**1,665.6**	***747.5***	**1,614.9**	***760.1***
Service cost	51.8	*15.9*	48.5	*14.8*
Interest cost (impact of discounting)	92.9	*50.5*	87.9	*48.7*
Plan participants' contributions	5.5	-	3.3	-
Benefits paid	(104.7)	*(39.2)*	(49.9)	*(36.4)*
Actuarial (gains)/losses recognized in equity	148.6	*70.0*	10.0	*19.7*
Modification of pension plan	6.3	*6.0*	(0.8)	-
Changes in the scope of consolidation	2.4	-	11.6	-
Translation adjustments	139.9	*121.4*	(59.9)	*(59.4)*
Other (including curtailments and settlements)	(14.8)	-	-	-
Projected benefit obligation at end of year	**1,993.5**	***972.1***	**1,665.6**	***747.5***

Actuarial gains and losses have been fully recognized in "Other reserves" (see note 14.7).
They stem from changes in actuarial assumptions (primarily the discount rate) used to measure obligations in the United States, the United Kingdom and Canada.

4. Change in fair value of plan assets	Dec. 31, 2005	*o/w US plans*	Dec. 31, 2004	*o/w US plans*
Fair value of plan assets at beginning of year	**1,143.2**	***736.8***	**1,083.3**	***726.3***
Expected return on plan assets	97.1	*71.8*	87.4	*64.6*
Plan participants' contributions	5.4	-	3.3	-
Employer contributions	34.4	*23.6*	18.2	*1.0*
Benefits paid	(55.6)	*(39.2)*	(46.9)	*(36.4)*
Actuarial gains/(losses) recognized in equity	31.4	*8.2*	44.7	*40.2*
Modification of pension plan	-	-	-	-
Changes in the scope of consolidation	0.7	-	0.8	-
Translation adjustments	134.3	*117.6*	(47.6)	*(58.9)*
Other (including curtailments and settlements)	4.5	-	-	-
Fair value of plan assets at end of year	**1,395.4**	***918.8***	**1,143.2**	***736.8***

Actuarial gains and losses have been fully recognized in "Other reserves" (see note 14.7).
They stem from changes in the effective return on assets in the United States and the United Kingdom.

5. Funded status at Dec. 31, 2005	Dec. 31, 2005	o/w US plans	Dec. 31, 2004	o/w US plans
Projected benefit obligation	(1,993.5)	*(972.1)*	(1,665.6)	*(747.5)*
Fair value of plan assets	1,395.4	*918.8*	1,143.2	*736.8*
Effect of the asset ceiling	-	-	-	-
Deferred items:				
Unrecognized past service cost	(1.9)	*1.1*	1.3	*1.9*
Net asset/(liability) recognized in the balance sheet	**(600.0)**	***(52.2)***	**(521.1)**	***(8.8)***

15.3 - Provision for other post-employment and long-term benefits

Changes in provisions for other post-employment and long-term benefits were as follows:

1. Components of net cost recognized in the statement of income	Dec. 31, 2005	Dec. 31, 2004
Service cost	6.0	6.4
Interest cost (impact of discounting)	24.6	26.2
Expected return on plan assets	-	-
Past service cost	(8.0)	(5.1)
Net cost recognized in the statement of income	**22.6**	**27.5**

2. Change in projected benefit obligation	Dec. 31, 2005	Dec. 31, 2004
Projected benefit obligation at beginning of year	**471.0**	**489.8**
Service cost	6.0	6.4
Interest cost (effect of discounting)	24.6	26.2
Plan participants' contribution	1.3	0.7
Benefits paid	(23.5)	(23.6)
Actuarial (gains)/losses recognized in equity	14.9	0.9
Past service cost	(16.3)	-
Changes in the scope of consolidation	3.0	-
Translation adjustments	67.1	(30.3)
Other (including curtailments and settlements)	(4.5)	0.9
Projected benefit obligation at end of year	**543.6**	**471.0**

Actuarial gains and losses have been fully recognized in "Other reserves" (see note 14.7).
They stem from changes in actuarial assumptions (primarily the discount rate) used to measure healthcare obligations in the United States.

Substantially all plan changes concern the United States.

3. Funded status	Dec. 31, 2005	Dec. 31, 2004
Projected benefit obligation	543.6	471.0
Deferred items:		
Unrecognized past service cost	49.8	34.0
Provision recognized in the balance sheet	**593.4**	**505.0**

Note 16 - Provisions for contingencies

	Economic risks	Customer risks	Product risks	Environmental risks	Restructuring	Other risks	Provisions
Dec. 31, 2004	**59.6**	**47.0**	**120.3**	**34.7**	**108.0**	**59.2**	**428.8**
Long-term portion	*55.6*	*47.0*	*32.1*	*34.7*	-	*22.9*	*192.3*
Additions	16.9	9.1	63.8	2.4	68.5	25.1	185.8
Discounting effect	0.3	4.8	(0.4)	0.6	(0.8)	0.5	5.0
Utilizations	(5.6)	(8.0)	(51.0)	(2.6)	(81.9)	(8.6)	(157.7)
Reversals of surplus provisions	(3.1)	-	(10.3)	-	(11.3)	(3.0)	(27.7)
Translation adjustments	2.2	7.7	8.7	1.7	3.6	3.7	27.6
Changes in the scope of consolidation and other	4.8	7.1	8.8	2.9	7.7	(6.4)	24.9
Dec. 31. 2005	**75.1**	**67.7**	**139.9**	**39.7**	**93.8**	**70.5**	**486.7**
Long-term portion	*37.0*	*43.6*	*34.4*	*32.6*	*20.0*	*42.4*	*210.0*

(a) Economic risks

These include tax risks arising from tax audits performed by various local tax administrations and financial risks arising primarily on guarantees given to third parties in relation to certain assets and liabilities.

(b) Customer risks

These provisions primarily concern liability claims and any ensuing recalls arising from alleged defects in products sold to customers and other third parties. They also cover losses at the end of various long-term contracts in an amount of €12 million.

(c) Product risks

Provisions are recorded on a statistical basis for the residual cost of product warranties not covered by insurance. Such warranties may run up to 18 months. The application of EU directive 1999/44/EC, which calls for a mandatory extension to 24 months, had a limited impact on the financial statements.

The Group also recognizes provisions to cover disputes concerning defective products and recalls of clearly identified products.

In 2005, the provision was increased by €10 million to cover newly identified technical risks. The related disputes were being resolved as of December 31, 2005.

The technical malfunction identified on an AFI Breaker circuit breaker in 2004 was fixed in 2005. The residual provision maintained to cover remaining work amounted to €4 million.

(d) Environmental risks

These provisions are primarily set aside to cover potential reclamation costs. No new risks were identified during site reviews in 2005.

(e) Restructuring

New provisions were set aside during the year to cover the costs of restructuring plans in France, Spain and northern Europe (see note 25). Plans that were announced and provided for at December 31, 2004 represent a residual provision of €25 million at December 31, 2005. This amount covers the remaining costs of these plans.

Note 17 - Long and short-term debt

Non current financial liabilities breaks down as follows:

	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Bonds	2,691.1	1,200.0	1,200.0
Perpetual bonds	-	-	73.3
Bank and other borrowings	89.9	89.2	68.2
Lease liabilities	18.5	23.4	23.4
Employee profit sharing	6.3	7.0	7.0
Short-term portion of long-term debt	(51.1)	(47.2)	(73.8)
Non current financial liabilities	**2,754.7**	**1,272.5**	**1,298.2**

Short-term debt consists of the following:

	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Commercial paper	-	60.4	60.4
Accrued interest	31.4	11.3	11.3
Other short-term borrowings	90.5	80.8	80.8
Bank overdrafts	79.9	28.0	28.0
Short-term portion of long-term debt	51.1	47.2	73.8
Current financial liabilities	**252.9**	**227.7**	**254.3**
Total current and non current financial liabilities	**3,007.6**	**1,500.2**	**1,552.5**

17.1 - Breakdown by maturity

	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
2005	-	227.7	254.3
2006	252.9	20.9	46.6
2007	470.5	463.1	463.1
2008	767.8	757.4	757.4
2009	3.7	3.5	3.5
2010	899.7	1.4	1.4
2011 and beyond	613.1	26.2	26.2
Total	**3,007.6**	**1,500.2**	**1,552.5**

17.2 - Breakdown by currency

	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Euro	2,842.0	1,372.1	1,424.4
US dollar	54.6	11.7	11.7
Indian rupee	25.1	14.5	14.5
New Zealand dollar	11.6	18.6	18.6
Japanese yen	7.8	25.6	25.6
Other	66.6	57.7	57.7
Total	**3,007.6**	**1,500.2**	**1,552.5**

17.3 - Bonds

	Dec. 31, 2005	Dec. 31, 2004	Effective interest	Maturity
Schneider Electric SA 2007	450.0	450.0	6.1275% fixed	October 2007
Schneider Electric SA 2008	750.0	750.0	3.875% fixed	October 2008
Schneider Electric SA 2010	897.1	-	3.125% fixed	August 2010
Schneider Electric SA 2017	594.0	-	4% fixed	August 2017
Total	**2,691.1**	**1,200.0**		

On August 11, 2005, Schneider Electric SA issued €1.5 billion worth of bonds as part of its EMTN program. The issue comprises a €900 million five-year tranche at 3.125% and a €600 million twelve-year tranche at 4%. These bonds are traded on the Luxembourg stock exchange.

On October 31, 2003, Schneider Electric issued €750 million worth of 3.875% bonds due October 31, 2008. These bonds are traded on the Luxembourg stock exchange.

On October 19 and 20, 2000, Schneider Electric issued two tranches of 6.1275% bonds due October 19, 2007, in principal amounts of €400 million and €50 million, respectively.

These bonds are traded on the Luxembourg stock exchange.

On April 14, 1999, Schneider Electric issued €750 million worth of 3.75% bonds due April 14, 2004. On May 28, 1999, a further €250 million worth of bonds was issued at the same interest rate and with the same maturity. The second issue is treated as a second tranche of the first. The Group redeemed bonds totaling €49 million in 2003 and €951 million in 2004.

17.4 - Other information

At December 31, 2005, Schneider Electric SA had unused confirmed credit lines of €1,038 million. These lines of credit are available for the period.

Note 18 - Other non-current liabilities

	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
MGE UPS acquisition debt*	135.5	121.9	48.6
Clipsal acquisition debt	41.5	35.6	35.6
Magnecraft assets acquisition	-	16.2	16.2
Abacus acquisition debt	1.8	4.0	4.0
Other non-current liabilities	**178.8**	**177.7**	**104.4**

** of which ST portion: €112 million.*

The acquisition price for MGE UPS Systems includes an earn-out payment estimated at €38 million as of December 31, 2005 (versus €14 million as of January 1, 2005) and deferred consideration of €25 million (see note 4).

In addition, application of IAS 32 and IAS 39 as from January 1, 2005 led to the recognition of a put option granted to minority shareholders of MGE UPS in an amount of €72 million at December 31, 2005 (see note 2).

The agreement covering the acquisition of Clipsal includes a clause providing for the payment of part of the price in 2007 as part of the seller's guarantee. This amount is being held in escrow (see note 8.2).

In January 2005, the Group paid the balance of the acquisition price for Magnecraft's assets, in an amount of $22 million.

Note 19 - Commitments and contingent liabilities

19.1 - Guarantees given and received

	Dec. 31, 2005	Dec. 31, 2004
Contract counterguarantees (1)	173.8	171.0
Mortgages and collateral (2)	17.8	33.4
Guarantees	1.0	4.2
Other commitments given (3)	209.4	209.1
Guarantees given	**402.0**	**417.7**
Other guarantees received	35.4	33.6
Guarantees received	**35.4**	**33.6**

(1) On certain contracts, customers require a guarantee from a bank that the contract will be fully executed by the Group. For these contracts, the Group gives a counterguarantee to the bank. If a claim occurs, the risk linked to the commitment is assessed and a provision for contingencies is recorded when the risk is considered probable and can be reasonably estimated.

(2) Certain loans are secured by property, plant and equipment and securities lodged as collateral.

(3) Other guarantees given primarily comprise letters of credit issued by Square D, as well as guarantees to certain lessors that rental payments will be made until the end of the lease.

19.2 - Purchase commitments

Equity investments

Commitments to purchase equity investments correspond to put options given to minority shareholders in consolidated companies, or relate to earn-out payments. At December 31, 2005, these commitments primarily concern the acquisition of Clipsal Asia, which was announced in January 2006 and will be completed in the first half of 2006 (see note 28 "Subsequent events").

Information technology services

In 2004, the Group signed an agreement with Capgemini to outsource its European IT functions and deploy shared management applications using SAP. The agreement is currently being implemented in the subsidiaries. Payments to Capgemini replace the cost of the IT function, which was previously managed internally. Schneider Electric has a ten-year reciprocal agreement with Capgemini.

In 2005, the expense related to this outsourcing agreement contractually amounted to €148.3 million.

19.3 - Contingent liabilities

Management is confident that balance sheet provisions for known disputes in which the Group is involved are sufficient to ensure that these disputes do not have a material impact on assets or income. This is notably the case for potential consequences of a current dispute in Belgium involving former senior executives and managers of the Group.

The loan agreements related to the Group's long-term debt do not contain any rating triggers.

Note 20 - Financial instruments

The Group uses financial instruments to hedge its exposure to risks related to fluctuations in interest rates, exchange rates and metal prices.

20.1 - Currency risk

Because of its international business base, the Group is exposed to currency risk, notably when subsidiaries carry out transactions in currencies other than their functional currency. Currency risks on operating receivables and payables are hedged by means of forward sale contracts or options.

Depending on market conditions, risks in the main currencies may be hedged based on recurring forecast flows using contracts that expire in 12 months or less.

Hedging primarily concerns intragroup transactions and most of the underlying receivables and payables are eliminated from the consolidated balance sheet.

Currency risks on local currency intragroup loans and borrowings are hedged using currency swaps.

20.2 - Interest rate risk

The Group chooses to issue fixed- or variable-rate debt instruments depending on its overall exposure and market conditions. To optimize borrowing costs, and depending on market conditions, the Group hedges its interest rate risk using swaps, caps and floors and other financial instruments.

Interest rate swaps and other financial instruments are also used to hedge interest rate risks on investments.

20.3 - Commodity price risk

In its manufacturing operations, the Group uses metals such as copper, silver, aluminum, nickel and zinc that are traded on the commodity markets. The risk of fluctuations in the market prices of these metals is hedged using futures, swaps and options.

20.4 - Carrying amount and nominal value of hedging instruments

	IFRS designation	Jan. 1, 2005 Carrying amount	Other financial income and expense (1)	Equity (2)	Cash and cash equivalents	Dec. 31, 2005 Carrying amount	Dec. 31, 2005 Nominal value Purchase	Sales
Foreign currency								
Futures contracts (3)	CFH*	10.0	-	(4.1)	-	5.9	317.9	-
Other futures contracts to hedge balance sheet items	Trading	31.1	(56.8)	-	-	(25.7)	355.3	2,383.6
Options and other hedging instruments	Trading and CFH*	4.1	(2.3)	(2.2)	-	(0.3)	45.1	53.6
Metal prices								
Futures and options	CFH*	7.7	-	5.3	-	13.1	54.2	9.4
Interest rates								
Swaps on credit lines	Trading	(3.3)	3.3	-	-	-	-	-
Other interest rate swaps (4)	Trading	(56.0)	-	-	35.9	(20.1)	N/A	N/A
Hedging instruments		**(6.4)**	**(55.7)**	**(1.0)**	**35.9**	**(27.1)**	**-**	**-**

** Cash flow hedge.*

(1) Hedging gains and losses are offset by fair value adjustments in an equal amount to the underlying hedged item also recorded under "Finance costs and other financial income and expense, net".

(2) Recorded under "Other reserves".

(3) Expire January 2006.

(4) Other interest rate swaps represent a nominal value of €515.4 million and expire in less than one year.

The market value of financial instruments, which corresponds to carrying amount, is estimated either internally, by discounting the future differential cash flows at current market interest rate, or by third party banks.

20.5 - Carrying amount and market value of financial instruments excluding derivatives

	Dec. 31, 2005 Notional amount (1)	Market value
Available-for-sale financial assets	315.4	315.4
Other non-current financial assets	281.4	281.4
Marketable securities	754.8	754.8
Bonds	(2,691.1)	(2,729.2)
Other short and long-term debt	(316.5)	(316.5)
Financial instruments excluding derivatives	**(1,656.0)**	**(1,694.1)**

(1) Notional amount corresponds to amortized cost or fair value.

20.6 - Currency hedges

Forward hedging positions by currency

	Dec. 31, 2005 Sales	Purchases	Net
USD	1,439.6	(355.8)	1,083.8
AUD	376.9	(3.4)	373.5
JPY	202.4	(12.3)	190.1
DKK	145.3	(16.2)	129.1
HKD	50.5	-	50.5
Other	168.9	(285.4)	(116.5)
Total	**2,383.6**	**(673.1)**	**1,710.4**

Forward currency hedging positions include €1,446 million in hedges of intragroup loans and borrowings and €264 million in hedges of operating cash flows.

20.7 - Interest rate risk

At December 31, 2005, gross debt totaled €3,008 million, of which 90% was fixed rate. Total cash and cash equivalents amounted to €1,383 million.

A one point increase or decrease in interest rates would have the effect of increasing or reducing the Group's net finance costs by €10.0 million.

The use of currency swaps to hedge intragroup loans and borrowings exposes part of the Group's debt to changes in the rate spread between the euro and the hedged currencies. The sensitivity calculation above does not take this effect into account.

Note 21 - Related party transactions

21.1 - Associates

These are primarily companies over which the Group has significant influence. They are accounted for by the equity method. Transactions with these related parties, which are carried out on arm's length terms, are as follows:

	Dec. 31, 2005	Dec. 31, 2004
Statement of income		
Revenue	8.3	8.3
Cost of sales	(15.7)	(11.9)
Other operating income/(expense)	0.6	1.5
Financial income and expenses	-	-
Balance sheet		
Loans	-	-
Trade receivables	8.1	5.1
Other accounts receivable	-	-
Non current debt	-	-
Accounts payable	1.6	1.7
Off balance sheet commitments		
Guarantees given	-	32.8
Guarantees received	4.0	-

Guarantees given at December 31, 2004 have been transferred to a third party. They are listed in the Group's commitments at December 31, 2005.

21.2 - Related parties with significant influence

No transactions were carried out with Board members or corporate officers during the year other than in the normal course of business.

Compensation and benefits paid to the Group's top senior executives are described in note 27.3.

Note 22 - Segment information

The Group is divided into four operating divisions. Performance assessments and management decisions are notably based on operating profit (earnings before interest and tax).

Data by region includes the contribution from the Growth Platforms (building automation and security, secured power and sensors for repetitive machines). Details are provided in Chapter 4 of the Annual Report (Business Review).

Dec. 31, 2005	Europe	North America	Asia-Pacific	Rest of the world	Total
Revenue (1)	5,643	3,047	2,031	958	**11,679**
Segment profit (Ebit)	762	406	263	134	**1,565**
Balance sheet					
Property, plant and equipment and intangible assets	1,642	753	477	34	2,906
Goodwill	2,480	2,561	736	102	5,879
Working capital requirement	1,150	559	505	299	2,513
Capital employed (2)	**5,272**	**3,873**	**1,718**	**435**	**11,298**

Dec. 31, 2004	Europe	North America	Asia-Pacific	Rest of the world	Total
Revenue (1)	5,266	2,501	1,828	754	**10,349**
Segment profit (Ebit)	672	314	207	94	**1,286**
Balance sheet					
Property, plant and equipment and intangible assets	1,529	353	432	44	2,358
Goodwill	2,254	1,432	681	95	4,462
Working capital requirement	1,166	370	418	207	2,161
Capital employed (2)	**4,949**	**2,155**	**1,531**	**346**	**8,981**

(1) Based on destination of sales.
(2) Based on assets' location.

Revenue and operating margin by business:

Revenue	2005	2004
Electrical Distribution	7,307	6,509
Automation & Control	2,892	2,717
Growth Platforms	1,480	1,123
	11,679	**10,349**

Operating margin (in %)	2005	2004
Electrical Distribution	13.9%	12.8%
Automation & Control	12.7%	12.0%
Growth Platforms	12.2%	11.6%
	13.4%	**12.4%**

Note 23 - Research and development

Research and development costs break down as follows:

	2005	2004
Research and development costs recognized as an expense (1)	433.2	489.0
Capitalized development costs	108.9	46.0
Total Research and Development costs of the year	**542.1**	**535.0**

(1) Of which €136.3 million recognized in gross margin and €23.2 million in commercial costs.

Amortization of capitalized development costs came to €8.5 million in 2005.

Note 24 - Depreciation, amortization and provision expense

Depreciation, amortization and provision expense recognized in operating expenses were as follows:

	2005	2004
Included in cost of sales:		
Depreciation and amortization	(234.7)	(231.0)
Provisions	(29.5)	(21.5)
Included in selling, general and administrative expenses		
Depreciation and amortization	(133.4)	(131.4)
Provisions	28.2	28.5
Depreciation, amortization and provision expense	**(369.4)**	**(355.4)**

Note 25 - Other operating income and expenses

Other operating income and expenses for 2005 broke down as follows:

	2005	2004
Restructuring	(107.0)	(88.0)
Gains or losses on the disposal of current assets	3.5	8.9
Impairment of goodwill (note 4)	(8.4)	-
Other	8.7	38.4
Other operating income and expenses	**(103.2)**	**(40.7)**

In 2005, restructuring plans mainly involved redeploying production facilities in Europe.

Restructuring costs included €68 million for France, of which:

- A €20 million provision for the "Ambition Industrielle" plan to reorganize several plants in France as from 2006;
- €10 million in expenses to bring the R&D teams together in Grenoble. This program began in 2004 and should be completed in the first half of 2006;
- €20 million to finalize reorganization of the corporate functions and other plans.

As part of the redeployment of the Group's IT systems, €10 million worth of equipment was scrapped. In addition, an €8 million provision was set aside to cover the transfer of IT resources to Capgemini.

In the rest of Europe, restructuring costs totaled €27 million. The main items included a program to reduce activity at a plant in Spain, for €8 million, and reorganization of operations in northern Europe, for €14.8 million.

Among the other Operating Divisions, North America announced a €7 million restructuring plan for the plant in Waterman, Ontario (Canada).

Note 26 - Finance costs and other financial income and expense, net

Interest income and expense consist solely of income and expense relating to financial assets (including cash and short-term investments) and debt.

	2005	2004
Interest income	40.3	36.1
Interest expense	(156.4)	(126.5)
Net gains/(losses) on the sale of marketable securities	13.0	26.0
Finance costs, net	***(103.1)***	***(64.4)***
Dividend income	8.6	5.9
Exchange gains and losses, net	7.3	3.8
Impairment losses on financial assets	(5.7)	1.1
Discounting adjustments of non current assets and liabilities	(7.8)	(1.4)
Net gains/(losses) on disposal of long term investments	(2.8)	-
Fair value adjustments*	0.6	-
Other financial expense, net	(1.7)	(4.3)
Finance costs and other financial income and expense, net	**(104.6)**	**(59.3)**

**IAS 32/39 applied as from January 1, 2005.*

Note 27 - Employees

27.1 - Number of employees

The average number of permanent and temporary employees was as follows in 2005 and 2004:

(number of employees)	2005	2004
Production	40,792	39,092
Administration	47,878	45,102
Total average number of employees	**88,670**	**84,194**
By region:		
Europe	43,626	43,444
North America	21,724	19,028
Asia-Pacific	17,379	15,576
Rest of the world	5,941	6,146

The increase primarily reflects acquisitions during the year.

27.2 - Employee benefits expense

	2005	2004
Payroll costs (1)	(3,485.8)	(3,307.6)
Profit sharing and incentive bonuses	(62.4)	(72.7)
Stock options	(16.8)	(8.9)
Total employee benefits expense	**(3,565.0)**	**(3,389.2)**

(1) Including €47.9 million for pension and other post-employment benefits and €22.6 million for other employee benefits (see note 15).

27.3 - Management compensation and benefits

In 2005, directors' fees of €0.7 million were paid to the members of the Board of Directors.

Gross compensation and non-cash benefits paid to members of the Executive Committee, including the Chairman, for their functions within the Group totaled €7.7 million, of which €3.5 million for the variable portion.

A total of 3,335,100 options to purchase existing shares or subscribe new shares have been granted to members of Management through plans set up since 1998.

Pension and other post-employment benefit obligations with respect to members of Management amounted to €32 million at December 31, 2005.

Note 28 - Subsequent events

28.1 - Acquisitions

As part of its existing agreement with CIH Ltd., the Group announced on January 12, 2006 that it would acquire all the shares in its Clipsal Asia joint venture for around $59 million. The transaction will be finalized in 2006.

On January 25, 2006, the Group announced that it had amended its offer to acquire Citect (see note 3), a manufacturer of SCADA and MES systems, in response to a competing bid submitted on January 6, 2006. The offer has been approved by government authorities and remains to be approved by an Australian court and the company's shareholders.

Lastly, the Group announced the signature of an agreement to acquire AEM SA in Spain on February 2, 2006. AME SA designs, manufactures and sells low voltage electrical distribution equipment and installation systems for the Residential and Buildings markets.

28.2 - Divestments

On January 31, 2006, the Group announced the divestment of Num, a subsidiary specialized in numerical control. The transaction will not have an impact on the 2006 financial statements.

Note 29 - Impact of the transition to IFRS

This note includes:

- Tables reconciling the 2004 financial statements prepared in accordance with French generally accepted accounting principles and rules (French GAAP) to the 2004 financial statements prepared in accordance with International Financial Reporting Standards (IFRS).
- A description of the options applied in first-time adoption of IFRS, as of January 1, 2004.
- A description of the nature and impact of changes in accounting principles and policies on the 2004 opening and closing balance sheets and on the income statement for the year ended December 31, 2004.
- Information on standards with little or no impact on the Group accounts.

29.1 - Reconciliation of the 2004 financial statements under French GAAP and IFRS

The following tables reconcile the 2004 financial statements prepared and published in accordance with French generally accepted accounting principles and rules (French GAAP) to the 2004 financial statements prepared in accordance with International Financial Reporting Standards (IFRS). The 2004 financial statements have not been adjusted for IAS 32 and IAS 39, which have been applied prospectively as from January 1, 2005.

Adjustments in the 2005 opening balance sheet arising from application of IAS 32 and IAS 39 are presented in note 2.

29.1.1 - Opening balance sheet

Assets

(in millions of euros)	Notes	Jan. 1, 2004 French GAAP	Adjustments	Jan. 1, 2004 IFRS
Non-current assets				
Goodwill, net	*29.3.2*	3,512.8		3,512.8
Intangible assets	*29.3.1*	270.7	*1.3*	272.0
Property, plant and equipment	*29.4.3*	1,439.1	*(9.3)*	1,429.8
Assets held for sale	*29.4.3*	-	*14.8*	14.8
Total		1,709.8	*6.8*	1,716.6
Investments in associates		60.5		60.5
Available-for-sale financial assets		369.6		369.6
Other financial assets		585.4		585.4
Total investments		955.0	-	955.0
Deferred taxes	*29.3.4*	747.2	*175.9*	923.1
Other non-current assets	*29.3.5*	315.6	*(315.2)*	0.4
Total non-current assets		**7,300.9**	***(132.5)***	**7,168.4**
Current assets				
Inventories and work in process	*29.3.3*	1,124.1	*36.2*	1,160.3
Trade accounts receivable	*29.3.6*	1,781.3	*(31.6)*	1,749.7
Other receivables and prepaid expenses	*29.3.1/ 29.4.5*	627.0	*(40.4)*	586.6
Cash and cash equivalents		3,087.5		3,087.5
Total current assets		**6,619.9**	***(35.8)***	**6,584.1**
Total assets		**13,920.8**	***(168.3)***	**13,752.5**

Liabilities and equity

(in millions of euros)	*Notes*	*Jan. 1, 2004 French GAAP*	*Adjustments*	*Jan. 1, 2004 IFRS*
Equity				
Share capital		1,854.7		1,854.7
Share premium account		4,290.8		4,290.8
Retained earnings		1,724.6	*(714.6)*	1,010.0
Translation reserve	*29.4.2*	(211.4)	*211.4*	-
Equity attributable to equity holders of the parent		**7,658.7**	***(503.2)***	**7,155.5**
Minority interests		74.9	*(0.5)*	74.4
Total equity		**7,733.6**	***(503.7)***	**7,229.9**
Long-term provisions				
Provisions for pensions and other post-employment benefits	*29.3.5*	672.5	*419.5*	1,092.0
Provisions for contingencies	*29.4.5*	156.7	*(17.8)*	138.9
Total long-term provisions		829.2	*401.7*	1,230.9
Non-current liabilities				
Ordinary and convertible bonds		1,200.0		1,200.0
Perpetual bonds		113.6		113.6
Other long-term debt	*29.4.3*	121.7	*5.0*	126.7
Total non-current financial liabilities		1,435.3	*5.0*	1,440.3
Deferred taxes	*29.3.4*	92.2	*(42.5)*	49.7
Other non-current liabilities		40.5		40.5
Total non-current liabilities		**2,397.2**	***364.2***	**2,761.4**
Current liabilities				
Trade accounts payable		1,232.9		1,232.9
Accrued taxes and payroll costs		663.1		663.1
Short-term provisions	*29.4.5*	299.0	*(28.8)*	270.2
Other current liabilities		342.0		342.0
Short-term debt		1,253.0		1,253.0
Total current liabilities		**3,790.0**	***(28.8)***	**3,761.2**
Total equity and liabilities		**13,920.8**	***(168.3)***	**13,752.5**

Equity

(in millions of euros)

Equity - French GAAP - Jan. 1, 2004		7,658.7
IFRS adjustments	*Notes*	
Pensions	*29.3.5*	(734.7)
Additional deferred taxes	*29.3.4*	(49.6)
Rebates	*29.3.6*	(31.7)
Inventory	*29.3.3*	36.2
Discounting of provisions	*29.4.5*	17.8
Elimination of deferred charges	*29.3.1*	(10.0)
Deferred tax impact of adjustments	*29.3.4*	268.0
Other		0.8
Equity - IFRS - Jan. 1, 2004		**7,155.5**

29.1.2 - Reconciliation of the closing balance sheet at December 31, 2004 and the 2004 income statement and cash flow statement under French GAAP and IFRS

Assets

(in millions of euros)	Notes	Dec. 31, 2004 French GAAP	Adjustments	Dec. 31, 2004 IFRS
Non-current assets				
Goodwill, net	*29.3.2*	4,077.7	*384.6*	4,462.3
Intangible assets	*29.3.1*	846.5	*48.0*	894.5
Property, plant and equipment	*29.4.3*	1,458.8	*(2.1)*	1,456.7
Assets held for sale	*29.4.3*		*7.6*	7.6
Total		2,305.3	*53.5*	2,358.8
Investments in associates		65.3	-	65.3
Available-for-sale financial assets		154.3	-	154.3
Other financial assets		288.1	-	288.1
Total investments		442.4	-	442.4
Deferred taxes	*29.3.4*	752.8	*77.5*	830.3
Other non-current assets	*29.3.5*	262.1	*(262.1)*	-
Total non-current assets		**7,905.6**	***253.5***	**8,159.1**
Current assets				
Inventories and work in process	*29.3.3*	1,369.7	*39.7*	1,409.4
Trade accounts receivable	*29.3.6*	2,135.7	-	2,135.7
Other receivables and pre-paid expenses	*29.3.1/ 29.4.5*	571.5	*(42.4)*	529.1
Cash and cash equivalents		1,062.8	-	1,062.8
Total current assets		**5,139.7**	***(2.7)***	**5,137.0**
Total assets		**13,045.3**	***250.8***	**13,296.1**

Liabilities

(in millions of euros)	Notes	Dec. 31, 2004 French GAAP	Adjustments	Dec. 31, 2004 IFRS
Equity				
Share capital		1,809.6	-	1,809.6
Share premium account		4,049.9		4,049.9
Retained earnings		2,023.8	*(403.7)*	1,620.1
Translation reserve	*29.4.2*	(308.2)	*223.7*	(84.5)
Equity attributable to equity holders of the parent		**7,575.1**	***(180.0)***	**7,395.1**
Minority interests		69.0	*3.8*	72.8
Total equity		**7,644.1**	***(176.2)***	**7,467.9**
Long-term provisions				
Provisions for pensions and other post-employment benefits	*29.3.5*	660.9	*365.3*	1,026.2
Provisions for contingencies	*29.4.5*	208.7	*(16.4)*	192.3
Total long-term provisions		869.6	*348.9*	1,218.5
Non-current liabilities				
Ordinary and convertible bonds		1,200.0	-	1,200.0
Perpetual bonds		73.3	-	73.3
Other long-term debt	*29.4.3*	20.8	*4.1*	24.9
Total non-current financial liabilities		1,294.1	*4.1*	1,298.2
Deferred taxes	*29.3.4*	101.5	*101.7*	203.2
Other non-current liabilities		104.4	-	104.4
Total non-current liabilities		**2,369.6**	***454.7***	**2,824.3**
Current liabilities				
Trade accounts payable		1,384.4	-	1,384.4
Accrued taxes and payroll costs		849.5	-	849.5
Short-term provisions	*29.4.5*	264.2	*(27.7)*	236.5
Other current liabilities		279.2	-	279.2
Short-term debt		254.3	-	254.3
Total current liabilities		**3,031.6**	***(27.7)***	**3,003.9**
Total equity and liabilities		**13,045.3**	***250.8***	**13,296.1**

Equity

(in millions of euros)

Net profit attributable to equity holders of the parent - French GAAP - 2004		564.6
IFRS adjustments	*Notes*	
Amortization of goodwill	*29.3.2*	217.1
Capitalization of development costs	*29.3.1*	45.6
Reversal of amortization of actuarial gains and losses	*29.3.5*	38.7
Stock option expense	*29.3.7*	(8.9)
Deferred tax impact of adjustments	*29.3.4*	(32.1)
Minority interests		(4.3)
Other		3.2
Net profit attributable to equity holders of the parent - IFRS - 2004		**823.9**

Consolidated Statement of Income

(in millions of euros except for earnings per share)	Dec. 31, 2004 French GAAP	Adjustments	Dec. 31, 2004 IFRS
Revenue	**10,365.3**	**(16.0)**	**10,349.3**
Cost of sales	(5,965.1)	(212.3)	(6,177.4)
Gross profit	**4,400.2**	**(228.3)**	**4,171.9**
Research and development expenses	(535.2)	240.1	(295.1)
Selling, general and administrative expenses	(2,554.3)	(36.1)	(2,590.4)
Operating profit	**1,310.7**	**(24.3)**	**1,286.4**
Finance expense, net	(65.9)	6.6	(59.3)
Profit before tax	**1,244.8**	**(17.7)**	**1,227.1**
Exceptional items	(96.3)	96.3	-
Income tax expense	(333.1)	(32.1)	(365.2)
Profit of continuing operations	**815.4**	**46.5**	**861.9**
Amortization of goodwill	(217.1)	217.1	-
Group share in income/(loss) of equity investments	(3.6)		(3.6)
Net income before minority interests	**594.7**	**263.6**	**858.3**
Minority interests	(30.1)	(4.3)	(34.4)
Net income (attributable to Schneider Electric SA)	**564.6**	**259.3**	**823.9**
Basic earnings per share (in euros)	2.56		3.73
Diluted earnings per share (in euros)	2.55		3.72

Consolidated Statement of Cash Flows

(in millions of euros)	2004 French GAAP	Capitalization of development expenses	Reclassification of short-term provisions for contingencies	Other	2004 IFRS
Profit attributable to equity holders of the parent	565	46		213	824
Net cash provided by operating activities before changes in operating assets and liabilities	1,260	46	(24)	-	1,282
Change in working capital	(138)		24	16	(98)
Net cash provided by operating activities	***1,122***	***46***	***0***	***16***	***1,184***
Cash used by investment in operating assets	(284)	(46)		1	(329)
Cash used by financial and other investments	(840)			-	(840)
Net cash used by investing activities	***(1,124)***	***(46)***	***0***	***1***	***(1,169)***
Net cash used by financing activities	***(1,976)***				***(1,976)***
Other	22			(17)	5
Net decrease in cash and cash equivalents	**(1,956)**				**(1,956)**
Cash and cash equivalents at the beginning of the year	**2,902**				**2,902**
Net change in cash and cash equivalents	(1,956)				(1,956)
Cash and cash equivalents at the end of the year	**946**				**946**

The main impact on the cash flow statement is related to capitalized development expenses, which appear under cash used by investment in operating assets. Application of IAS 7 led to the reclassification of movements in certain operating provisions from change in working capital to net cash provided by operating activities before changes in operating assets and liabilities, in a negative amount of €24 million in 2004.

29.2 - Adjustments arising from the first-time adoption of IFRS

The opening IFRS balance sheet at January 1, 2004 has been prepared using the following options and exemptions allowed under IFRS 1- *First Time Adoption Of IFRS:*

- Business combinations carried out prior to January 1, 2004 have not been restated.
- Cumulative actuarial gains and losses for defined benefit plans have been recognized, by adjusting opening retained earnings.
- Cumulative translation adjustments have been reset to zero at January 1, 2004, by adjusting opening retained earnings.
- IAS 32 and IAS 39 have been applied prospectively from January 1, 2005. As a result, the 2004 financial statements have not been restated for these standards.

The other options available under IFRS 1 have not been used.

Income statement presentation

The presentation of the income statement has been changed to comply with IAS 1 – *Presentation of Financial Statements.* The main change concerns items classified as exceptional in the French GAAP accounts, which are reported above the line in the IFRS income statement, in operating revenue or expense.

In addition, development costs have been reclassified, as explained in note 29.3.1 below.

29.3 - Changes in accounting principles and policies

29.3.1 - Intangible assets

- Intangible assets generated by development activities

Development costs for new products and comprehensive product upgrades may be capitalized under IAS 38.

In 2004, systems were set up to track and capitalize these costs. Only development costs for new products launched since 2004 are capitalized in the IFRS accounts.

Development costs capitalized in 2004 amounted to €46 million at December 31, 2004, before tax. These costs are being amortized over the estimated life of the underlying technology, which averages 5 years.

A substantial proportion of development costs consists of maintenance or process engineering costs for existing products, which do not qualify for capitalization under IAS 38. In the IFRS accounts, these costs continue to be charged directly to the income statement; however, they are reclassified under "Cost of sales" and included in the carrying amount of inventories where appropriate. Only research costs continue to be reported under "Research and development expenses", as they cannot be capitalized.

The resulting changes in the presentation of R&D costs are as follows:

- Qualifying development costs are recorded in the balance sheet (€46 million at December 31, 2004).

- Maintenance and process engineering costs are reported under "Cost of sales" and included in the value of inventories, in an amount of €195 million at December 31, 2004 (see note 29.3.3).

- The amount reported under "Research and development expenses" corresponds solely to research costs.

- Intangible assets previously recognized in the balance sheet

All intangible assets carried in the opening French GAAP balance sheet at January 1, 2004 comply with the definition contained in IAS 38 – *Intangible Assets.*

Deferred charges recognized in the French GAAP balance sheet under "Other accounts receivable and prepaid expenses" have been reclassified under intangible assets (€1 million at January 1, 2004 and €2 million at December 31, 2004) or eliminated (€10 million at January 1, 2004 and €12 million at December 31, 2004).

No changes have been made to amortization periods.

- Intangible assets acquired in connection with business combinations

Under IFRS 3 – *Business Combinations,* intangible assets of the acquired company must be recognized separately from goodwill where the assets concerned qualify for recognition as intangible assets under IAS 38. These intangible assets are also recognized in the French GAAP accounts and adoption of IFRS 3 does not therefore result in any adjustments to the 2004 accounts.

29.3.2 - Goodwill

As explained above, the Group has decided not to restate business combinations carried out prior to January 1, 2004.

Goodwill arising on business combinations carried out in 2004 (and final adjustments to goodwill arising on business combinations carried out in 2003) has been reported in the French GAAP accounts in accordance with IFRS 3 – *Business Combinations.*

Net goodwill carried in the opening balance sheet at January 1, 2004 is no longer amortized.

This change of method had a favorable impact on profit of €217 million in 2004 and on the balance sheet of €209 million at December 31, 2004, after taking into account translation adjustments.

Goodwill has also been adjusted by €176 million at December 31, 2004 to take into account deferred tax liabilities recognized on brands purchased in 2004, in application of IAS 12.

French GAAP (standard CRC 2002-10) comply with IAS 36 - *Impairment Of Assets,* and goodwill has been tested for impairment on the same basis in both the French GAAP and the IFRS accounts.

29.3.3 - Inventories

The carrying amount of inventories in the IFRS balance sheet includes process engineering costs and amortization of capitalized development costs.

This change of valuation method has the effect of increasing the value of inventories by €36 million at January 1, 2004 and €40 million at December 31, 2004.

29.3.4 - Deferred taxes

In the French GAAP accounts, deferred taxes are recognized for all temporary differences between the book value of assets and liabilities and their tax basis, except for deferred taxes on non-amortizable intangible assets that cannot be sold separately from the acquired entity (§ 313 of standard CRC 99-02), corresponding in practice to trademarks.

Under French GAAP, material deferred tax assets and liabilities are discounted when the period in which they are expected to reverse can be reliably determined.

Application of IAS 12 – Income taxes – has the following impact:

■ A deferred tax liability is reported on trademarks recognized in connection with business combinations. The effect of this change of method on opening retained earnings is €17 million. For acquisitions carried out in 2004, the impact is €176 million, leading to a corresponding adjustment of the goodwill recognized on the acquisitions concerned (see note 29.3.1).

■ Deferred taxes are not discounted, resulting in an increase of €33 million in deferred tax liabilities at January 1, 2004.

Deferred taxes are included in non-current assets and liabilities in accordance with IAS 1 – *Presentation Of Financial Statements,* which requires a distinction to be made between current and non-current items.

The other adjustments to deferred taxes arise from adjustments made in application of other standards. They include:

■ Deferred tax liability recognized in respect of the change in inventory valuation (€13 million at January 1, 2004 and €14 million at December 31, 2004).

■ Deferred tax liability recognized in respect of capitalized development costs in an amount of €16 million at December 31, 2004 (see note 29.3.1).

■ Deferred tax asset recognized in respect of the additional obligation reported for defined benefit plans (mainly actuarial gains and losses) in the IFRS balance sheet (see note 29.3.5 below), in an amount of €274 million at January 1, 2004 and €248 million at December 31, 2004.

29.3.5 - Employee benefits

In connection with the transition to IFRS, the Group has performed a comprehensive review of its employee benefit plans. Some plans that were previously qualified as defined contribution – including certain European retirement plans and certain healthcare plans – constitute defined benefit plans under IAS 19 and have therefore been reclassified.

In addition, as explained above, cumulative actuarial gains and losses and past service costs have been recognized by adjusting retained earnings, as allowed under IFRS 1 – *First Time Adoption Of IFRS.* The total effect of these adjustments on the opening balance sheet at January 1, 2004 is €735 million.

Plan assets have been reclassified as a deduction from corresponding plan liabilities (€315 million at January 1, 2004 and €262 million at December 31, 2004).

The net impact on the benefit obligation recognized in liabilities is €420 million at January 1, 2004 and €365 million at December 31, 2004.

The absence of amortization of previously recognized actuarial gains and losses has a positive effect on the IFRS income statement of €38 million in 2004, reported under administrative costs (€20 million) and "Cost of sales" (€18 million).

Going forward, the Group has decided to recognize all actuarial gains and losses in equity under "Other reserves", as allowed under IAS 19 (revised). The amount for 2004 was €22 million, net of tax.

29.3.6 - Revenue recognition

The revenue recognition policies applied in the French GAAP accounts are not materially different from the requirements of IAS 18 – *Revenue* and IAS 11 – *Long-Term Contracts*:

Sales of goods are recognized when the significant risks and rewards of ownership are transferred to the buyer.

Long-term contract revenue is recognized by the percentage-of-completion method and a provision is booked for expected contract losses as soon as they are considered probable.

Volume rebates granted to distributors are recognized as an expense when the initial sales are made by Schneider Electric to these distributors. The effect of this change in recognition principle has been recognized in the French GAAP and IFRS financial statements at January 1, 2004 and represents €32 million.

Certain cash discounts (€8 million in full-year 2004) included in interest expense, and certain sales incentives (€7 million in full-year 2004) reported under selling expenses have been reclassified as a deduction from revenue in the IFRS accounts.

29.3.7 - IFRS 2- Share-based payment

IFRS 2 applies to stock options granted after November 7, 2002 that had not vested prior to January 1, 2005.

The plans concerned are plan no. 21 dated February 5, 2003 (2,000,000 options exercisable as from February 5, 2007) and plan no. 24 dated May 6, 2004 (2,060,700 options exercisable as from May 6, 2008).

The Group has chosen to value options using the Cox Ross Rubinstein binomial option pricing model.

Based on market data at the grant dates, the total stock option expense came to €9 million in 2004.

29.4 - Standards with little or no impact on the Group accounts

29.4.1 - Consolidation scope and methods

Application of the control criteria set out in IAS 27 – *Consolidated Financial Statements And Accounting For Investments In Subsidiaries* – has not led to any change in the companies fully consolidated in the Group accounts, except for consolidation of the special purpose entity that holds the perpetual bonds, described in note 2 "Application of IAS 32 and IAS 39 as from January 1, 2005".

29.4.2 - Foreign currency translation

Cumulative translation differences have been reset to zero in the opening IFRS balance sheet at January 1, 2004, as allowed under IFRS 1. The impact at January 1, 2004 was €211 million.

Adoption of IAS 21 and IAS 29 has no impact on the Group accounts because the foreign currency conversion and translation principles applied in the French GAAP accounts (notes 1.4 and 1.5 to the 2004 consolidated financial statements) comply fully with the methods prescribed under IFRS.

29.4.3 - Property, plant and equipment and leases

Adoption of IAS 16 – *Property, Plant And Equipment* and IAS 40 – *Investment Property* has no impact on the Group accounts.

Property, plant and equipment consist mainly of manufacturing equipment dedicated to specific product lines and material parts of individual items of equipment are already depreciated separately in the French GAAP accounts. Consequently, there is no need to change the assets' carrying amount or depreciation schedules to comply with IAS 16. In addition, the Group does not own any investment property.

Adoption of IAS 17 – *Leases* has led to the reclassification of certain non-material leases. The impact of these reclassifications at January 1, 2004 was €6 million on assets and €5 million on debt.

In accordance with IFRS 5 – *Non-Current Assets Held For Sale And Discontinued Operations* – assets held for sale at the year-end (consisting mainly of real estate) are reported separately, in an amount of €15 million at January 1, 2004 and €8 million at December 31, 2004.

29.4.4 - Impairment of assets

As recommended by the French securities regulator (COB, now renamed AMF), the Group elected for early adoption – starting in 2002 – of standard CRC 2002-10 concerning asset impairments. The method used to test assets for impairment complies with IAS 36 – *Impairment Of Assets* and the level (Cash Generating Unit) at which the recoverability of goodwill is assessed is also compatible with this standard.

The Group's business is highly sensitive to technological advances and property, plant and equipment are already tested for impairment at regular intervals.

For the purpose of preparing the IFRS accounts, IAS 36 is also being applied to internally-generated intangible assets corresponding to capitalized development costs.

29.4.5 - Provisions for losses and contingencies

The transition to IFRS has no impact on provisions for losses and contingencies because the criteria applied in the French GAAP accounts to recognize these items comply with IAS 37 – *Provisions, Contingent Liabilities and Contingent Assets.*

However, in the IFRS accounts, long-term provisions for contingencies have been discounted. The discounting adjustment amounted to €18 million at January 1, 2004 and €16 million at December 31, 2004.

The following reclassifications have been made:

- Certain provisions for impairment of assets that were previously reported as liabilities have been reclassified as a deduction from the corresponding assets (€29 million at January 1, 2004 and €28 million at June 30 and December 31, 2004).
- Accrued liabilities related primarily to restructuring, the environment and product warranties have been reclassified under provisions for contingencies in the IFRS financial statements at December 31, 2004, in an amount of €237 million.

Note 30 - Consolidated companies

The main companies included in the Schneider Group scope of consolidation are listed below.

		% interest Dec. 31, 2005	% interest Dec. 31, 2004

Europe

Fully consolidated

Andover Controls GmbH	Germany	100.00	100.00
Berger Lahr GmbH	Germany	100.00	100.00
Berger Lahr Positec GmbH & Co KG	Germany	100.00	100.00
Berger Lahr Services GmbH	Germany	100.00	100.00
Crouzet GmbH	Germany	100.00	100.00
Drive Tech Gmbh (1)	Germany	100.00	-
ELAU Elektronik AG (1)	Germany	100.00	-
ELAU Engineering GmbH (1)	Germany	100.00	-
ELAU Administration GmbH (1)	Germany	100.00	-
ELAU Systems GmbH (1)	Germany	100.00	-
Elso GmbH	Germany	100.00	100.00
Gerhard Berger GmbH & Co KG	Germany	100.00	100.00
Invensys Messner GmbH	Germany	100.00	-
Kavlico GmbH	Germany	100.00	100.00
MGE USV-Systeme GmbH	Germany	84.84	84.84
Num Guttinger GmbH	Germany	100.00	100.00
Power Measurement GmbH	Germany	100.00	-
Sarel GmbH	Germany	99.00	99.00
Schneider Electric Deutschland GmbH	Germany	100.00	100.00
Schneider Electric GmbH	Germany	100.00	100.00
Schneider Electric Motion GmbH	Germany	100.00	100.00
Schneider Factoring GmbH	Germany	-	100.00
TAC GmbH Control System	Germany	-	100.00
Berger Lahr Positec GmbH	Austria	51.00	51.00
MGE UPS Systems VertriebsgmbH	Austria	84.84	84.84
Sarel GmbH	Austria	99.00	-
Schneider Electric Austria GmbH	Austria	100.00	100.00
Cofibel	Belgium	100.00	100.00
Cofimines	Belgium	100.00	100.00
Crouzet NV	Belgium	100.00	100.00
Sarel SA	Belgium	98.80	-
Schneider Electric NV/SA	Belgium	100.00	100.00
UPS Systems MGE BV	Belgium	84.84	84.84
Schneider Electric Bulgaria	Bulgaria	100.00	100.00
Schneider Electric Ltd	Croatia	100.00	100.00
Elmat ApS	Denmark	100.00	100.00
ESMI A/S	Denmark	100.00	100.00
Invensys Bygnings	Denmark	100.00	-
JO-EL Electric A/S	Denmark	100.00	100.00
Lauritz Knudsen A/S (ex LK A/S)	Denmark	100.00	100.00
Schneider Electric Danmark A/S	Denmark	-	100.00
Schneider Nordic Baltic (ex Lexinvest A/S)	Denmark	100.00	100.00
TAC A/S	Denmark	100.00	100.00
EFI Electronics Europe SL	Spain	100.00	100.00
Himel SA	Spain	100.00	100.00
Mesa SA	Spain	100.00	100.00
MGE UPS Espana SA	Spain	84.84	84.84
Schneider Electric Espana	Spain	100.00	100.00
Telenum	Spain	100.00	100.00

(1) Accounted for by the equity method until May. 31 2005.

		% interest Dec. 31, 2005	% interest Dec. 31, 2004
Schneider Electric EESTI AS (ex A/S Lexel Electric)	Estonia	100.00	100.00
Atmostec Oy	Finland	100.00	-
Elari Oy	Finland	100.00	100.00
Elko Suomi Oy	Finland	100.00	100.00
I-Valo	Finland	100.00	100.00
JO-EL Electric Oy	Finland	100.00	100.00
Oy Esmi AB	Finland	100.00	100.00
Oy Lexel Electric AB	Finland	100.00	100.00
Oy Lexel Finland AB	Finland	100.00	100.00
Schneider Electric Finland Oy	Finland	100.00	100.00
TAC Com Oy	Finland	100.00	100.00
Alombard	France	100.00	100.00
Andover Controls SA	France	-	100.00
Ateliers de Constructions Electriques de Grenoble - ACEG	France	100.00	100.00
Auxibati SCI	France	100.00	100.00
BCV Technologies	France	100.00	100.00
BEI Ideacod SAS	France	100.00	-
BEI Technologies SAS	France	100.00	-
Berger Lahr Positec Sarl	France	100.00	100.00
Boissière Finance	France	100.00	100.00
Citef SAS	France	100.00	100.00
Construction Electrique du Vivarais	France	84.84	84.84
Crouzet SA	France	100.00	100.00
DEXTUS	France	100.00	100.00
DINEL	France	100.00	-
Distrelec	France	100.00	100.00
ELAU SARL (1)	France	100.00	-
Electro Porcelaine	France	100.00	100.00
Elkron France	France	100.00	100.00
Euromatel	France	100.00	100.00
Financiere MGE	France	84.84	84.84
France Transfo	France	100.00	100.00
Infra +	France	100.00	100.00
JCN Participations	France	-	100.00
Le Moule Métallique	France	100.00	100.00
Machines Assemblage Automatique	France	100.00	100.00
Mafelec	France	100.00	100.00
Materlignes	France	100.00	100.00
Merlin Gerin Alès	France	100.00	100.00
Merlin Gerin Alpes	France	100.00	100.00
Merlin Gerin Loire	France	100.00	100.00
MGE Finances SAS	France	84.84	84.84
MGE UPS	France	60.10	60.10
MGE-UPS SYSTEMS SAS	France	84.84	84.84
Muller & Cie	France	100.00	100.00
Newall France	France	100.00	-
Newlog SAS	France	100.00	100.00
Normabarre	France	100.00	100.00
Num SA	France	100.00	100.00
Prodipact	France	100.00	100.00
Rectiphase	France	100.00	100.00
SA2E	France	84.84	84.84
SAEI	France	84.84	84.84
SAE Gardy	France	100.00	100.00
Sarel Appareillage Electrique	France	99.00	99.00
Satchwell SAS	France	100.00	-
Scanelec	France	100.00	100.00

(1) Accounted for by the equity method until May. 31 2005.

		% interest Dec. 31, 2005	% interest Dec. 31, 2004
Schneider Automation SA	France	100.00	100.00
Schneider Electric Industries SAS	France	100.00	100.00
Schneider Electrique Foncière	France	100.00	100.00
Schneider Electric France	France	100.00	100.00
Schneider Electric International	France	100.00	100.00
Schneider Electric SA (parent company)	France	100.00	100.00
Schneider Toshiba Inverter Europe SAS.	France	60.00	60.00
Schneider Toshiba Inverter SAS	France	60.00	60.00
SCI du Pré Blanc	France	100.00	100.00
Senside	France	100.00	80.01
Société Alpine de Préfabrication Electro-Mécanique - SAPEM	France	100.00	100.00
Société d'Application Electro-Mécanique - SAEM	France	100.00	100.00
Société Dauphinoise Electrique - SDE	France	100.00	100.00
Société du Rebauchet	France	84.84	84.84
Société Electrique d'Aubenas SA - SEA	France	100.00	100.00
Société Française Gardy SA	France	100.00	100.00
Sogefred	France	-	100.00
Sorhodel Bardin	France	100.00	100.00
Sovalmo	France	100.00	100.00
Société pour l'équipement des industries chimiques (SPEI)	France	100.00	100.00
Spie-Capag	France	100.00	100.00
Sté Française de Constructions Mécaniques et Electriques - SFCME	France	100.00	100.00
Sté Rhodanienne d'Etudes et de Participations - SREP	France	100.00	100.00
Systèmes Equipements Tableaux Basse Tension - SETBT	France	100.00	100.00
Transfo Services	France	100.00	100.00
Usibati SCI	France	100.00	100.00
Ajax Electrical Ltd	United Kingdom	100.00	51.00
Andover Controls Ltd	United Kingdom	100.00	100.00
Avenue Solutions Limited	United Kingdom	-	100.00
Berger Lahr Positec Ltd	United Kingdom	100.00	100.00
Capacitors Ltd	United Kingdom	100.00	100.00
Crouzet Ltd	United Kingdom	100.00	100.00
ELAU Ltd (1)	United Kingdom	100.00	-
Grawater Ltd	United Kingdom	100.00	100.00
Grawater of Wakefield Ltd	United Kingdom	100.00	100.00
JO EL Electric Ltd	United Kingdom	100.00	100.00
JO JO (UK) Ltd	United Kingdom	100.00	100.00
JO JO Products Ltd	United Kingdom	100.00	100.00
Lexel Holdings (UK) Limited	United Kingdom	100.00	100.00
MITA (UK) Ltd	United Kingdom	100.00	100.00
MITA Holdings Ltd	United Kingdom	100.00	100.00
MGE UPS Systems Ltd	United Kingdom	84.84	84.84
Newall Measurement Systems Ltd	United Kingdom	100.00	-
Num (UK) Limited	United Kingdom	100.00	100.00
Sarel Ltd	United Kingdom	100.00	100.00
Satchwell Controls Systems Ltd	United Kingdom	100.00	-
Schneider Electric (UK) Ltd	United Kingdom	100.00	100.00
Schneider Electric Ltd	United Kingdom	100.00	100.00
TAC Regional Ltd	United Kingdom	100.00	100.00
TAC UK Ltd	United Kingdom	100.00	100.00
Thorsman Ltd	United Kingdom	100.00	100.00
Walker Mainstay Ltd	United Kingdom	100.00	100.00
Westinghouse Systems	United Kingdom	100.00	100.00
Yorshire Switchgear Group Ltd	United Kingdom	100.00	100.00
MGE UPS Systems Hellas Abe	Greece	84.84	84.84
Schneider Electric AE	Greece	100.00	100.00

(1) Accounted for by the equity method until May. 31 2005.

		% interest Dec. 31, 2005	% interest Dec. 31, 2004
BEI Automative Hungary Manufactur Ltd	Hungary	100.00	-
Merlin Gerin Zala	Hungary	100.00	100.00
Prodax Elektromos	Hungary	100.00	100.00
Schneider Electric Hungaria Villamassagi RT	Hungary	100.00	100.00
Schneider Electric Ireland Ltd	Ireland	100.00	100.00
Schneider Electric Manufacturing Celbridge	Ireland	-	100.00
Square D Company Ireland Ltd	Ireland	100.00	100.00
Thorsman Ireland Ltd	Ireland	100.00	100.00
Thorsman Sales Ireland Ltd	Ireland	100.00	100.00
Controlli Srl	Italy	100.00	-
Crouzet Componenti	Italy	100.00	100.00
ELAU Systems Italia Srl (1)	Italy	100.00	-
MGE Italia	Italy	84.84	84.84
Num SPA	Italy	100.00	100.00
Pamoco Srl	Italy	100.00	100.00
SAIP & Schyller Srl	Italy	100.00	100.00
Schneider Electric Spa	Italy	100.00	100.00
Schneider Electric Industrie Italia Spa	Italy	100.00	100.00
Schneider Italia Spa	Italy	100.00	100.00
Lexel Fabrika SIA	Latvia	100.00	100.00
Schneider Electric Latvija SIA	Latvia	100.00	100.00
UAB Schneider Electric Lietuva (ex UAB Lexel Electric)	Lithuania	100.00	100.00
ELKO A/S	Norway	100.00	100.00
ESMI A/S	Norway	100.00	100.00
Lexel Holding Norway AS	Norway	100.00	100.00
Satchwell Norge AS	Norway	100.00	-
Schneider Electric Norge A/S	Norway	100.00	100.00
Wibe Stiger A/S	Norway	-	100.00
MGE UPS Systemer AS	Norway	84.84	84.84
TAC Control Systems AS	Norway	100.00	100.00
Crouzet BV	Netherlands	100.00	100.00
Polam Holding BV	Netherlands	100.00	100.00
Pro Face HMI (sub-group)	Netherlands	99.79	99.75
Sandas Montage BV	Netherlands	100.00	100.00
Sarel BV	Netherlands	99.00	-
Schneider Electric BV	Netherlands	100.00	100.00
Schneider Electric Logistic Centre BV	Netherlands	100.00	100.00
Stago BV	Netherlands	100.00	100.00
Andover Controls Sp Zo.o	Poland	100.00	100.00
Elda Eltra S.A. (ex Eltra SA)	Poland	100.00	100.00
ELDA Szczecinek SA	Poland	100.00	100.00
MGE UPS Systems Polska Sp.z.o.o	Poland	84.84	84.84
Schneider Electric Industries Polska SP	Poland	100.00	100.00
Schneider Electric Polska SP	Poland	100.00	100.00
Tour Andover Controls Polska Sp.Zo.o	Poland	100.00	100.00
Wibe Polska Sp.Zo.o	Poland	100.00	100.00
MGE Portugal Ondulatores	Portugal	84.84	84.84
Schneider Electric Portugal LDA	Portugal	100.00	100.00
Schneider Electric AS	Czech Republic	98.27	98.27
Schneider Electric CZ sro	Czech Republic	100.00	100.00
Schneider Electric Romania SRL	Romania	100.00	100.00
OOO "TAC"	Russia	100.00	100.00
UralElektroKontactor	Russia	100.00	100.00
ZAO Schneider Electric	Russia	100.00	100.00
ZAO Lexel Elektromaterialy (SPB)	Russia	100.00	100.00
Schneider Electric Jugoslavija doo	Serbia	100.00	100.00
Schneider Electric Ltd	Slovenia	100.00	100.00
Schneider Electric Slovakia Spol SRO	Slovenia	100.00	100.00

(1) Accounted for by the equity method until May. 31 2005.

		% interest Dec. 31, 2005	% interest Dec. 31, 2004
AB Elektrokontakt EKT	Sweden	100.00	100.00
AB Crahftere 1	Sweden	100.00	100.00
AB Wibe	Sweden	100.00	100.00
Crouzet AB	Sweden	50.00	-
EFAB Electric AB	Sweden	-	100.00
Elektriska Aktielbolaget Delta	Sweden	100.00	100.00
ELJO AB	Sweden	100.00	100.00
ESMI Multi Signal AB	Sweden	100.00	100.00
Exportvärden AB	Sweden	100.00	100.00
J.O. Sverige AB	Sweden	100.00	100.00
Lexel AB	Sweden	100.00	100.00
Lexel Electric AB	Sweden	100.00	100.00
Num Norden	Sweden	100.00	100.00
TAC Protect System AB	Sweden	100.00	100.00
Schneider Electric Sverige AB (ex Schneider Electric AB)	Sweden	100.00	100.00
Schneider Electric Powerline Communications.AB	Sweden	100.00	100.00
T.A.C. AB	Sweden	100.00	100.00
T.A.C. Holding AB	Sweden	100.00	100.00
TAC Svenska AB	Sweden	100.00	100.00
Thorsman & Co AB	Sweden	100.00	100.00
Wibe Holding AB	Sweden	100.00	100.00
Wibe Stegar AB	Sweden	-	100.00
Wibe Stegar Holding AB	Sweden	-	100.00
Berger Lahr Positec AG	Switzerland	100.00	100.00
Crouzet AG	Switzerland	100.00	100.00
Feller AG	Switzerland	83.70	83.70
MGE UPS Systems AG	Switzerland	84.84	84.84
Num Guttinger AG	Switzerland	100.00	100.00
Sarel AG	Switzerland	98.20	-
Schneider Electric Finances	Switzerland	100.00	100.00
Schneider Electric Suisse AG	Switzerland	100.00	100.00
Selectron Systems AG	Switzerland	100.00	100.00
Schneider Electric Ukraine	Ukraine	100.00	100.00
Accounted for by the equity method			
Easy Plug	France	-	50.00
ELAU Administration GmbH [1]	Germany	-	49.00
Delta Dore Finance SA (sub-group)	France	20.00	20.00
Môre Electric Group A/S	Norway	34.00	34.00

North America

Fully consolidated

Cofimines Overseas Corporation	Canada	100.00	100.00
Indy Electronics Inc.	Canada	99.79	99.75
Juno Lighting Ltd	Canada	100.00	-
Power Measurement Ltd	Canada	100.00	-
Schneider Canada Inc.	Canada	100.00	100.00
MGE Systems Mexico SA de CV	Mexico	84.84	84.84
Crouzet Automatismo	Mexico	100.00	-
Crouzet Mexique	Mexico	100.00	100.00
Industrias Electronicas Pacifico SA de CV	Mexico	100.00	100.00
Schneider Electric Mexico SA de CV	Mexico	100.00	100.00
Square D Company Mexico SA de CV	Mexico	100.00	100.00
Abacus	USA	100.00	-
Andover Controls Corp	USA	100.00	100.00

(1) Accounted for by the equity method until May. 31 2005.

		% interest Dec. 31, 2005	% interest Dec. 31, 2004
BEI Export Sales Co. Inc	USA	100.00	-
BEI International Inc	USA	100.00	-
BEI Properties	USA	100.00	-
BEI Sensors & Systems	USA	100.00	-
BEI Tactical Defense Systems Inc	USA	100.00	-
BEI Technologies Inc.	USA	100.00	-
Berger Lahr Motion Technology Inc.	USA	100.00	100.00
CSI Acquisition Holding Corp.	USA	-	100.00
Defense Systems Company Inc	USA	100.00	-
EFI Electronics Inc	USA	100.00	100.00
ELAU Inc. (1)	USA	100.00	-
Hyde Park Electronics LLC	USA	100.00	100.00
Indy Lighting Inc.	USA	100.00	-
Juno Lighting Inc.	USA	100.00	-
Juno Manufacturing Inc.	USA	100.00	-
Kavlico Corp	USA	100.00	100.00
MGE UPS Systems Inc	USA	84.84	84.84
Neovasys Inc	USA	100.00	-
Newall Electronics Inc	USA	100.00	-
Num Corporation	USA	100.00	100.00
OpticNet Inc	USA	100.00	-
Palatine Hills Leasing Inc.	USA	80.00	80.00
Powerbox Solutions LLC	USA	100.00	100.00
Power Measurement EI Inc.	USA	100.00	-
Power Measurement Inc.	USA	100.00	-
Power Measurement USA Inc.	USA	100.00	-
Precision Systems	USA	100.00	-
Pro Face America Inc.	USA	99.79	99.75
Quantronix Inc	USA	-	100.00
Schneider Automation Inc.	USA	100.00	100.00
Schneider Electric Holdings Inc.	USA	100.00	100.00
Schneider Electric Relay LLC	USA	100.00	-
Security International Inc.	USA	100.00	100.00
Sitek Inc	USA	100.00	-
Square D Company	USA	100.00	100.00
Square D Holdings One. Inc.	USA	100.00	100.00
Square D Investment Company	USA	100.00	100.00
Square D Receivables. LLC	USA	100.00	100.00
SNA Holdings Inc.	USA	100.00	100.00
ST Inverter Americas Inc	USA	60.00	60.00
TAC Americas Inc.	USA	100.00	100.00
Tour Andover Controls Inc	USA	100.00	100.00
Veris Industries LLC	USA	100.00	100.00
Accounted for by the equity method			
Easy Plug Inc.	USA	-	50.00

Asia-Pacific

Fully consolidated

Clipsal Pacific Holdings Pty Ltd	Australia	100.00	100.00
Clipsal Industries Pacific Pty Ltd	Australia	100.00	100.00
Clipsal South Pacific Pty Ltd	Australia	100.00	100.00
Clipsal Pacific Pty Ltd	Australia	100.00	100.00
Australian Electrical Supplies Pty Ltd	Australia	100.00	100.00
Blue Point Products Pty Ltd	Australia	100.00	100.00

(1) Accounted for by the equity method until May. 31 2005.

		% interest Dec. 31, 2005	% interest Dec. 31, 2004
Clipsal Australia Holding Pty Ltd	Australia	100.00	100.0
Clipsal Australia Pty Ltd	Australia	100.00	100.0
Clipsal Controlgear Pty Ltd	Australia	100.00	100.0
Clipsal Extrusions Pty Ltd	Australia	100.00	100.0
Clipsal Integrated Systems Pty Ltd	Australia	100.00	100.0
Clipsal Technologies Australia Pty Ltd	Australia	100.00	100.0
Efficient Energy Systems Pty Ltd	Australia	100.00	100.0
MGE UPS Systems Australia Pty Ltd	Australia	84.84	84.84
Nu-Lec Industries Pty Ltd	Australia	100.00	100.0
Parkside Laboratories Australia Pty Ltd	Australia	100.00	100.0
PDL Holdings Australia Pty Ltd	Australia	100.00	100.0
PDL Industries Australia Pty Ltd	Australia	100.00	100.0
Power Measurement Ltd	Australia	100.00	-
Pro Face Australia	Australia	100.00	-
SE Australia Holding PTY	Australia	100.00	100.0
Schneider Electric Australia Pty Ltd	Australia	100.00	100.0
TAC Pacific Pty Ltd	Australia	100.00	100.0
Team Security Solutions Pty Ltd	Australia	100.00	100.0
Techrack Pty Ltd	Australia	100.00	100.0
Beijing Merlin Great Wall Computer Room Equipment & Engineering	China	50.90	50.90
MGE North Asia Shanghaï	China	67.87	67.87
Pro Face International Shanghaï	China	99.79	99.78
Schneider Beijing Low Voltage	China	95.00	95.00
Schneider Beijing Medium Voltage	China	95.00	95.00
Schneider Busway (Guangzhou) Ltd	China	95.00	95.00
Schneider Electric China Invest Co Ltd	China	100.00	100.00
Schneider Electric Low Voltage (Tianjin) Cy Ltd	China	75.00	75.00
Schneider Electric Supply Beijing Co Ltd	China	100.00	100.00
Schneider Fuji Breakers (Dalian)	China	60.00	60.00
Schneider Shanghaï Apparatus parts Manufacturing	China	100.00	100.00
Schneider Shanghaï Industrial Control	China	80.00	80.00
Schneider Shanghaï Low Voltage Term. Apparatus	China	75.00	60.00
Schneider Shanghaï Power Distribution Electric App.	China	80.00	80.00
Schneider Shanghaï Supply Components Ltd	China	100.00	100.00
Schneider Shilin Suzhou Transformers	China	100.00	100.00
Schneider (Suzhou) Drives Company ltd	China	90.00	90.00
Schneider Suzhou Enclosure Systems Co Ltd	China	100.00	100.00
Schneider Wingoal	China	100.00	100.00
Shanghai Manufacturing	China	84.84	84.84
Tianjin Merlin Gerin Co Ltd	China	75.00	75.00
UPE Electronics SHENZEN	China	42.42	42.42
Wu Xi Factory	China	99.79	99.75
MGE UPS Systems Korea Co. Ltd	South Korea	84.84	84.84
Pro Face Korea	South Korea	99.79	99.75
Samwha EOCR Co.ltd	South Korea	100.00	80.00
Schneider Electric Korea Ltd	South Korea	100.00	100.00
Clipsal Industries HK Ltd	Hong Kong	100.00	100.00
Full Excel Pty Ltd	Hong Kong	100.00	100.00
MGE China / Hong Kong Ltd	Hong Kong	67.87	67.87
Schneider Busway Limited	Hong Kong	100.00	100.00
Schneider Electric Business Solutions	Hong Kong	100.00	-
Schneider Electric Hong Kong Ltd	Hong Kong	100.00	100.00
TAC Pacific HK Ltd	Hong Kong	100.00	100.00
P.T Mega Gelar Elektronil Ometraco	Indonesia	84.84	84.84
PT Schneider Electric Indonésia	Indonesia	100.00	100.00
Schneider Electric Manufacturing Batam	Indonesia	100.00	100.00

		% interest Dec. 31, 2005	% interest Dec. 31, 2004
Digital Electronics Corporation	Japan	99.79	99.75
Schneider Electric Japan Ltd	Japan	100.00	100.00
Toshiba Schneider Electric Ltd	Japan	88.43	83.45
Toshiba Schneider Inverter Corp.	Japan	60.00	60.00
MGE UPS Systems Malaisia SDN BHD	Malaysia	84.84	84.84
Schneider Electric Industries Sdn Bhd	Malaysia	100.00	100.00
Schneider Electric Malaysia Sdn Bhd	Malaysia	30.00	30.00
CER Technologies Pty Ltd	New Zealand	100.00	100.00
Clipsal Industries NZ Ltd	New Zealand	100.00	100.00
PDL Electronics	New Zealand	60.00	60.00
Schneider Electric New Zealand Holdings Ltd	New Zealand	100.00	100.00
MGE UPS Philippines Inc.	Philippines	84.84	84.84
Schneider Electric Philippines Inc	Philippines	100.00	100.00
Andover Controls Singapore Pty Ltd	Singapore	100.00	100.00
MGE Asia Pte Ltd	Singapore	84.84	84.84
MGE Logistics South East Asia pacific Pte Ltd	Singapore	84.84	84.84
TAC Control Asia	Singapore	100.00	100.00
Schneider Electric Export Services	Singapore	100.00	100.00
Schneider Electric Industrial Development Singapore Pte Ltd	Singapore	100.00	100.00
Schneider Electric Logistic Asia Pte Ltd	Singapore	100.00	100.00
Schneider Electric Overseas Asia Pte Ltd	Singapore	100.00	100.00
Schneider Electric Singapore Pte Ltd	Singapore	100.00	100.00
Schneider Electric South East Asia (HQ) Pte Ltd	Singapore	100.00	100.00
Pro Face Taïwan	Taiwan	99.79	69.82
Schneider Electric Taïwan Co Ltd	Taiwan	100.00	100.00
MGE UPS Systems S.A.	Thailand	84.84	84.84
Pro Face South East Asia Pacific	Thailand	99.79	99.75
Schneider Electric Thaïland Co Ltd	Thailand	100.00	100.00
Schneider Thaïland Ltd	Thailand	100.00	100.00
Square D Company Thaïland Ltd	Thailand	100.00	100.00
Schneider Electric Vietnam Ltd	Vietnam	100.00	100.00
Accounted for by the equity method			
Clipsal Asia Holding	Hong Kong	50.00	50.00
Schneider Electric Engineering Ltd	Japan	40.00	40.00

Rest of the World

Fully consolidated

Alight Investments Holdings Pty Ltd	South Africa	100.00	100.00
Clipsal Industries Pty Ltd	South Africa	100.00	100.00
Clipsal South Africa Pty Ltd	South Africa	100.00	100.00
Hoist-Tec (Pty) Ltd	South Africa	100.00	100.00
Merlin Gerin SA (Pty) Ltd	South Africa	79.60	79.60
MGE UPS Systems SA Pty Ltd	South Africa	84.84	84.84
Nu-Lec Africa Pty	South Africa	49.00	49.00
Schneider Electric South Africa Pty Ltd	South Africa	100.00	100.00
Schneider Electric Algérie SARL	Algeria	100.00	100.00
EPS Ltd	Saudi Arabia	51.00	51.00
Plasnavi SA	Argentina	100.00	100.00
Schneider Electric Argentina	Argentina	100.00	100.00
Palatine Ridge Insurance Company Ltd	Bermuda	100.00	100.00
SHL	Bermuda	100.00	100.00
CDI Power	Brazil	100.00	100.00
Crouzet Brésil	Brazil	100.00	100.00
Primelectrica	Brazil	-	100.00
Schneider Electric Brasil LTDA	Brazil	100.00	100.00

		% interest Dec. 31, 2005	% interest Dec. 31, 2004
Schneider Electric Chile SA	Chile	99.96	99.96
Schneider de Colombia SA	Colombia	79.98	79.98
SEP Le Guavio	Colombia	100.00	100.00
Schneider Centroamerica SA	Costa Rica	100.00	100.00
Schneider Electric Distribution Company	Egypt	78.23	78.23
Schneider Electric Egypt SA	Egypt	81.49	81.49
Schneider Electric FZE	United Arab Emirates	100.00	100.00
Square D Foreign Sales Corporation	Virgin Islands	92.31	92.31
LK India Private Ltd	India	100.00	80.67
Schneider Electric India Private Ltd	India	100.00	100.00
Schneider Electric Industries Iran	Iran	67.00	67.00
Telemecanique Iran	Iran	100.00	100.00
Schneider Electric LLP	Kazakhstan	100.00	100.00
Eastmed	Lebanon	96.00	96.00
Crouzet Maroc	Morocco	100.00	100.00
MGE UPS Maroc SA	Morocco	84.84	84.84
Schneider Electric Maroc	Morocco	100.00	100.00
Schneider Electric Nigeria	Nigeria	100.00	-
Schneider Electric Peru SA	Peru	100.00	100.00
Metesan Lexel Elektrik Malzèmeleri Sanayi Ve Ticaret AS	Turkey	100.00	100.00
MGE UPS Systems Bilgisayar Sistemleri Ticaret A.S	Turkey	84.84	84.84
Schneider Elektrik AS	Turkey	100.00	100.00
Schneider Electric Venezuela SA	Venezuela	91.88	91.88

Note 31 - French GAAP financial statements for 2003 and 2004

The financial statements prepared according to French GAAP for the years ended December 31, 2003 and December 31, 2004 are provided below to facilitate comparison over three years and in light of the adoption of IFRS as from January 1, 2004.

Consolidated Statement of Income

(in millions of euros except for earnings per share)	31.12.2004	31.12.2003
Sales	**10,365.3**	**8,780.3**
Cost of sales	(5,965.1)	(5,063.1)
Gross margin	**4,400.2**	**3,717.2**
Research and development expenses	(535.2)	(494.0)
Selling, general and administrative expenses	(2,554.3)	(2,215.8)
Operating income	**1,310.7**	**1,007.4**
Financial expense, net	(65.9)	(53.1)
Income from continuing operations before tax	**1,244.8**	**954.3**
Exceptional items	(96.3)	(163.9)
Income tax	(333.1)	(127.3)
Net income of fully consolidated companies	**815.4**	**663.1**
Amortization of goodwill	(217.1)	(190.7)
Share of losses of equity investments	(3.6)	(18.1)
Net income before minority interests	**594.7**	**454.3**
Minority interests	(30.1)	(21.5)
Net income (attributable to Schneider Electric SA)	**564.6**	**432.8**
Earnings per share (in euros)	2.56	1.94
Diluted earnings per share (in euros)	2.55	1.94

Assets

(in millions of euros)	Dec. 31, 2004	Dec. 31, 2003
Non-current assets:		
Goodwill, net	4,077.7	3,512.8
Intangible assets, net	846.5	270.7
Property, plant and equipment, net	1,458.8	1,439.1
Investments:		
Investments accounted for by the equity method	65.3	60.5
Investments, net	154.3	369.6
Other investments	288.1	585.4
Total investments	507.7	1,015.5
Other non-current assets	262.1	315.6
Total non-current assets	**7,152.8**	**6,553.7**
Current assets:		
Inventories and work in process	1,369.7	1,124.1
Trade accounts receivable	2,135.7	1,781.3
Other accounts receivable and prepaid expenses	571.5	627.0
Deferred taxes	752.8	747.2
Cash and cash equivalents	1,062.8	3,087.5
Total current assets	**5,892.5**	**7,367.1**
Total assets	**13,045.3**	**13,920.8**

Liabilities and equity

(in millions of euros)	Dec. 31, 2004	Dec. 31, 2003
Shareholders' equity:		
Capital stock	1,809.6	1,854.7
Additional paid-in capital	4,049.9	4,290.8
Retained earnings	2,023.8	1,724.6
Cumulative translation adjustment	(308.2)	(211.4)
Shareholders' equity (excluding minority interests)	**7,575.1**	**7,658.7**
Minority interests	69.0	74.9
Provisions for contingencies and charges:		
Provisions for pensions	660.9	672.5
Provisions for contingencies	208.7	156.7
Total provisions for contingencies and charges	**869.6**	**829.2**
Long-term debt:		
Ordinary and convertible bonds	1,200.0	1,200.0
Perpetual bonds	73.3	113.6
Other long-term debt	20.8	121.7
Total long-term debt:	1,294.1	1,435.3
Other long-term liabilities	104.4	40.5
Total long-term liabilities	**1,398.5**	**1,475.8**
Current liabilities:		
Customer prepayments	69.8	56.2
Trade accounts payable	1,314.6	1,176.7
Accrued taxes and payroll costs	849.5	663.1
Deferred taxes	101.5	92.2
Other payables and accrued liabilities	543.4	641.0
Short-term liabilities:	2,878.8	2,629.2
Short-term debt	254.3	1,253.0
Total current liabilities	**3,133.1**	**3,882.2**
Total liabilities and shareholders' equity	**13,045.3**	**13,920.8**

Consolidated Statement of Cash Flows

(in millions of euros)		2004	2003
I - Net cash provided by operating activities:			
Net income (attributable to Schneider Electric SA)		564.6	432.8
Minority interests		30.1	21.5
Group share of loss/(income) of companies accounted for by the equity method (net of dividend received)		3.6	18.1
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of property, plant and equipment		285.7	283.5
Amortization of intangible assets other than goodwill		76.7	60.2
Amortization of goodwill		217.1	190.7
Increase/(decrease) in provisions		4.7	44.6
Increase/(decrease) in deferred taxes		46.4	(144.1)
(Gains)/losses on disposals of assets		(8.9)	15.4
Other		40.1	19.3
Net cash provided by operating activities before changes in operating assets and liabilities		**1,260.1**	**942.0**
(Increase)/decrease in accounts receivable		(183.0)	(14.8)
(Increase)/decrease in inventories and work in process		(160.7)	(5.3)
(Decrease)/increase in accounts payable		(2.5)	67.2
Change in other current assets and liabilities		208.7	265.1
Change in working capital		**(137.5)**	**312.2**
	Total I	**1,122.6**	**1,254.2**
II - Net cash (used)/provided by investing activities:			
Purchases of property, plant and equipment		(277.8)	(253.2)
Disposals of property, plant and equipment		48.3	48.3
Purchases of intangible assets		(54.7)	(61.8)
Disposals of intangible assets		0.4	1.3
Net cash used by investment in operating assets		**(283.8)**	**(265.4)**
Financial investments, net		(800.9)	(595.8)
Other long-term investments		(25.9)	(262.1)
Long-term pension assets		(13.4)	(142.2)
Sub-total		**(840.2)**	**(1,000.1)**
	Total II	**(1,124.0)**	**(1,265.5)**
III - Net cash (used)/provided by financing activities			
Increase in long-term debt		-	789.8
Reduction of long-term debt		(1,351.4)	(73.1)
(Purchase)/sale of Company shares		(278.2)	(112.3)
(Decrease)/increase in other borrowings		(49.6)	(481.6)
Common stock issued		61.0	101.8
Dividends paid: Schneider Electric SA		(334.2)	(308.0)
Minority interests		(23.3)	(18.6)
	Total III	**(1,975.7)**	**(102.0)**
IV - Net effect of exchange rate and other changes:	**Total IV**	**21.2**	**(54.7)**
Net (decrease)/increase in cash and cash equivalents: I + II + III + IV		**(1,955.9)**	**(168.0)**
Cash and cash equivalents at beginning of year		2,902.4	3,070.4
(Decrease)/increase in cash and cash equivalents		(1,955.9)	(168.0)
Cash and cash equivalents at end of year		**946.5**	**2,902.4**

⑥ Auditors' Report on the Consolidated Financial Statements

Free translation of the original report in French

To the Shareholders of Schneider Electric SA

In accordance with the terms of our appointment at the Annual Shareholders' Meeting, we have audited the accompanying consolidated financial statements of Schneider Electric SA and its subsidiaries for the year ended December 31, 2005.

These financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on the financial statements, based on our audit. For the first time, the financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) endorsed by the European Union. To facilitate comparison, the 2004 data has been adjusted for IFRS, with the exception of IAS 32 – *Financial Instruments: Disclosure and Presentation* – and IAS 39 – *Financial Instruments: Recognition and Measurement*, which have been applied as from January 1, 2005, in accordance with the option provided by IFRS 1 – *First Time Adoption of IFRS*.

I - Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and financial position of Schneider Electric SA and the individuals and units included in the scope of consolidation as of December 31, 2005, and of the results of their operations for the year then ended in accordance with the International Financial Reporting Standards endorsed by the European Union.

II - Basis of opinion

In accordance with Article L.823-9 of the Commercial Code requiring the auditors to explain the basis of their opinion, we set out below information used in formulating our audit opinion:

- Note 1.8 to the consolidated financial statements explains the method for recognizing research and development costs and describes the criteria under which development costs may be capitalized. We reviewed the data and assumptions used to identify development projects that qualify for capitalization, as well as the Group's calculations, and obtained assurance that adequate disclosure is made in the notes to the consolidated financial statements.
- As explained in note 1.10 to the consolidated financial statements, intangible assets and goodwill are tested for impairment at least once a year and when factors exist indicating that the related assets may have suffered a loss of value. We reviewed, on a test basis, the indicators of a loss of value and the other information evidencing the absence of any loss of value.
- As explained in note 1.21 to the consolidated financial statements, commitments to buy out minority shareholders have been recognized in debt in an amount corresponding to the purchase price of the minority interest. In the absence of established accounting practice, the difference between the purchase price of the minority interests and the share in the acquired net assets has been posted to goodwill without remeasuring the acquired assets and liabilities. We verified the estimates used in recognizing the additional goodwill and debt corresponding to the commitment and obtained assurance that the option selected by the Group is adequately disclosed in the notes to the consolidated financial statements.
- As indicated in notes 1.14 and 12.3 to the consolidated financial statements, future tax benefits arising from the utilization of tax loss carryforwards are recognized only when they can reasonably be expected to be realized. We obtained assurance about the reasonableness of the assumptions used to produce the estimates of future taxable income used to support assessments of the recoverability of these deferred tax assets.
- Notes 1.17 and 15 describe the method for valuing pensions and other post-employment obligations. Actuarial valuations were performed for these commitments. We reviewed the data and assumptions used and calculations made, and obtained assurance that adequate disclosure is made in the notes to the consolidated financial statements.
- Note 25 ("Other operating income/expense") states the amount of restructuring costs recorded in 2005. We verified that, based on currently available information, these costs concern restructuring measures initiated or announced before December 31, 2005, for which provisions have been recorded based on an estimate of the costs to be incurred. We also reviewed the data and assumptions used by the Group to make these estimates.

As part of our review of the financial statements taken as a whole, our assessment of these accounting estimates was included in formulating our audit opinion, provided above.

III – Specific procedures

We also reviewed the information about the Group given in the report of the Board of Directors in accordance with professional standards applied in France. We have no matters to report concerning the fairness of this information and its consistency with the consolidated financial statements.

Paris and Neuilly Sur Seine, February 16, 2006

The Statutory Auditors

Mazars & Guérard Mazars	Barbier Frinault & Autres Ernst & Young
Pierre Sardet	Christian Chochon
Jean-Louis Simon	Pierre Jouanne

6 / Company Financial Statements at December 31, 2005

1 Balance Sheet

Assets

(€ thousands)		Cost	Depreciation amortization, and provisions	2005 Net	2004 Net	2003 Net
Non-current assets						
Intangible assets	(note 1a)					
Intangible rights		27,474	(27,474)	-	-	-
Property, plant and equipment	(note 1b)					
Land		3,444	-	3,444	3,671	3,917
Buildings		206	(206)	-	-	-
Other		1,713	(510)	1,203	1,207	1,336
		32,837	(28,190)	4,647	4,878	5,253
Investments						
Shares in subsidiaries and affiliates	(note 2a)	2,051,782	(37,674)	2,014,108	1,880,685	1,875,649
Other investments	(note 2b)	149,267	(16,432)	132,835	159,348	225,641
Advances to subsidiaries and affiliates	(note 2c)	2,972,934	(173)	2,972,761	2,972,874	2,012,784
Other	(note 2d)	177,161	-	177,161	189,921	159,165
		5,351,144	(54,279)	5,296,865	5,202,828	4,273,239
Total non-current assets		**5,383,981**	**(82,469)**	**5,301,512**	**5,207,706**	**4,278,492**
Current assets						
Accounts receivable						
Accounts receivable – trade		52	-	52	228	2,724
Other	(note 3)	260,325	(45,699)	214,626	131,778	146,385
		260,377	(45,699)	214,678	132,006	149,109
Cash and cash equivalents						
Marketable securities	(note 4)	182,262	-	182,262	87,046	90,697
Advances to the Group cash pool	(note 5)	3,917,909	-	3,917,909	2,654,394	4,625,146
Other		22	-	22	4	65
		4,100,193	-	4,100,193	2,741,444	4,715,908
Total current assets		**4,360,570**	**(45,699)**	**4,314,871**	**2,873,450**	**4,865,017**
Accruals and other assets						
Prepaid expenses		553	-	553	856	1,095
Deferred charges	(note 6a)	4,573	-	4,573	2,309	3,135
Bond call premiums	(note 6b)	7,485	-	7,485	2,091	2,893
Conversion losses		10	-	10	10	11
Total assets		**9,757,172**	**128,168**	**9,629,004**	**8,086,422**	**9,150,643**

The notes form an integral part of these financial statements.

Liabilities and shareholders' equity

(€ thousands)		2005	2004	2003
Shareholders' equity				
Capital stock	*(note 7a)*	1,812,954	1,809,553	1,854,737
Additional paid-in capital	*(note 7b)*	4,068,968	4,049,932	4,290,833
Reserves and retained earnings				
Legal reserve		192,650	192,650	192,650
Retained earnings	*(note 7c)*	323,112	169,239	-
Net income for the year		450,793	558,768	474,732
Untaxed provisions		425	425	425
Total equity		**6,848,902**	**6,780,567**	**6,813,377**
Provisions for contingencies and pension accruals	*(note 8)*			
Provisions for contingencies		6,613	8,912	10,915
Accruals for pensions		30,395	18,800	10,986
Total provisions		**37,008**	**27,712**	**21,901**
Non-current liabilities				
Bonds	*(note 9)*	2,700,000	1,200,000	2,151,000
Other borrowings	*(note 10)*	30,708	70,437	95,797
Amounts payable to subsidiaries and affiliates		13	13	13
Short-term bank loans and overdrafts and other debt		3,073	2,191	4,373
		2,733,794	1,272,641	2,251,183
Current liabilities				
Accounts payable – trade		4,472	937	599
Accrued taxes and payroll costs		1,880	1,296	310
Other liabilities		2,192	2,169	61,928
		8,544	4,402	62,837
Total liabilities		**2,742,338**	**1,277,043**	**2,314,020**
Deferred income	*(note 11)*	756	1,100	1,345
Conversion gains		-	-	-
Total liabilities and shareholders' equity		**9,629,004**	**8,086,422**	**9,150,643**

The notes form an integral part of these financial statements.

2 Statement of Income

(€ thousands)		2005	2004	2003
Sales of services and other		2,908	1,254	1,976
Reversals of provisions, depreciation and amortization and expense transfers		4,191	-	2,250
Operating revenues		**7,099**	**1,254**	**4,226**
Purchases and external charges		16,429	6,449	11,011
Taxes other than on income		2,783	1,467	2,938
Payroll costs		5,137	2,976	2,628
Depreciation, amortization and provision expense		2,217	4,117	1,451
Other operating expenses and joint-venture losses		1,290	149	461
Operating expenses		**27,856**	**15,158**	**18,489**
Operating loss		**(20,757)**	**(13,904)**	**(14,263)**
Dividend income		337,833	463,279	457,690
Interest income		168,809	164,002	174,763
Reversals of impairment provisions for long-term receivables and other		359	1,553	12,531
Financial income		**507,001**	**628,834**	**644,984**
Interest expense		82,661	68,425	71,405
Provision expense		1,764	3,220	16,500
Financial expenses		**84,425**	**71,645**	**87,905**
Net financial income	*(note14)*	**422,576**	**557,189**	**557,079**
Proceeds from fixed asset disposals		53,639	25,251	497,184
Provision reversals and expense transfers		6,076	2,125	113,605
Other		5,788	9,376	10,135
Non-recurring income		**65,503**	**36,752**	**620,924**
Carrying value of fixed asset disposals		50,701	31,992	649,562
Provisions, depreciation and amortization		32,762	6,875	50,866
Other		1,146	2,831	8,751
Non-recurring expenses		**84,609**	**41,698**	**709,179**
Net non-recurring expense	*(note15)*	**(19,106)**	**(4,946)**	**(88,255)**
Net income tax benefit	*(note 16)*	**68,080**	**20,429**	**20,171**
Net income		**450,793**	**558,768**	**474,732**

The notes form an integral part of these financial statements.

Notes to the Financial Statements of Schneider Electric SA

(All amounts in thousands of euros unless otherwise specified)

Significant events of the year

Schneider Electric SA issued bonds worth €1.5 billion in two tranches, due 2010 and 2017.

During the year, the Company bought back Schneider Electric SA shares in an amount of €161.0 million. It also acquired ELAU and six companies comprising Invensys' Advanced Building Systems business in Europe and the Middle East for a total of €141.8 million.

Accounting principles

The financial statements for the year ended December 31, 2005 have been prepared in accordance with the 1999 *Plan Comptable Général* and French generally accepted accounting principles.

Non-current assets

Non-current assets are stated at cost.

Intangible assets

Intangible rights are amortized over a maximum of five years.

Property, plant and equipment

Property, plant and equipment are depreciated by the straight-line method over their estimated useful lives, ranging from 3 to 10 years.

Shares in subsidiaries and affiliates

Shares in subsidiaries and affiliates are stated at cost. Allowances for impairment in value are recorded if the carrying value is higher than the estimated value in use at the end of the financial year. Value in use is estimated primarily on the basis of underlying net assets, earnings outlook and economic forecasts. For recently-acquired investments, account is also taken of the acquired business goodwill. For listed investments, value in use is also based on the average stock price over the last month. Unrealized gains on investments are not recognized.

Treasury stock

Treasury stock is stated at cost. The unit cost of treasury stock removed from the portfolio is calculated according to the average weighted cost method. In the case of treasury stock held for allocation on the exercise of stock options, a provision is recorded if the exercise price is lower than the carrying value of the related treasury shares.

Pension obligations

The present value of pension obligations is determined using the projected unit credit method. Supplementary pension benefits are accrued for based on the contractual terms of top-hat agreements.

The Company applies the corridor method to actuarial gains and losses arising from changes in estimates. Under this method, the portion of net cumulative actuarial gains and losses that exceeds 10% of the projected benefit obligation is gradually amortized. The application of these rules for valuing pension obligations as from 2005 constitutes a change in accounting method with the sole purpose of providing more accurate information.

Currency risk

Unrealized exchange losses are reserved for when necessary. Where unrealized exchange gains and losses exist on investments and the related financing in the same currency and with the same maturity, the amount of the reserve is limited to the net loss.

Bonds

Call premiums and issue costs are amortized over the life of the bonds.

Note 1 – Non-current assets

1a) Intangible assets

This item primarily comprises share issue and merger expenses, which are fully amortized.

1b) Property, plant and equipment

	Dec. 31, 2004	Additions	Disposals	Dec. 31, 2005
Cost	5,670	2	(309)	5,363
Depreciation	(791)	(7)	82	(716)
Net	4,879	(5)	(227)	4,647

Note 2 - Investments

2a) Shares in subsidiaries and affiliates

	Dec. 31, 2004	Additions	Disposals	Dec. 31, 2005
Cost	1,918,376	157,444	(24,038)	2,051,782
Provisions	(37,691)	-	17	(37,674)
Net	1,880,685	157,444	(24,021)	2,014,108

In 2005, Schneider Electric SA acquired the six companies comprising Invensys' Advanced Buildings Systems business in Europe for €109.4 million.

Schneider Electric SA also finalized the acquisition of a 49.05% interest in ELAU in 2005 for a total €32.4 million. Schneider Electric exercised a call option held at end-2004 on the remaining outstanding shares, which are now held by Schneider Electric Deutschland.

At December 31, 2005, Schneider Electric SA held €10.1 million worth of Legrand shares following the last exercise of options during the year as part of the mechanism for exchanging Schneider Electric shares for Legrand shares on the exercise of options (see note 17d). These shares were sold back to Legrand SAS in January 2006.

Lastly, Schneider Electric SA chose to receive the 2004 Finaxa dividend paid in 2005 in the form of Finaxa shares. This increased the value of its investment by €5.3 million.

Following Finaxa's merger into AXA, Schneider Electric SA exchanged the Finaxa shares in its portfolio at December 16, 2005 for AXA shares at a parity of 15 AXA shares for 4 Finaxa shares.

Schneider Electric SA now holds 8,816,670 AXA shares. In accordance with accounting rules, these shares are recognized in the portfolio at the same cost as the Finaxa shares. Based on the closing price on December 31, 2005, these shares were worth €240.3 million.

During the year, Schneider Electric SA sold the shares it held in Infra+ to its subsidiary Schneider Electric France. The Infra+ shares were valued at €23.6 million. The principal investments at December 31, 2005 were as follows:

Shares in subsidiaries and affiliates	Carrying value
Schneider Electric Industries SAS	1,531,981
Cofibel	136,896
Cofimines	82,608
AXA	82,061
Satchwell Control Systems Ltd	59,736
ELAU Administration Gmbh	32,952
Digital Holdings Co Ltd	21,221
Other (less than €20 million)	66,653
Total	2,014,108

2b) Other investment securities

	Dec. 31, 2004	Increases	Decreases	Dec. 31, 2005
Schneider Electric SA	159,209	-	(26,435)	132,774
Other	16,495	-	(2)	16,493
Provisions for other shares	(16,356)	(76)	-	(16,432)
Net	159,348	(76)	(26,437)	132,835

Other investment securities primarily include Schneider Electric SA shares acquired for allocation on the exercise of certain stock options. Treasury stock listed under "Other investment securities" at December 31, 2004 was not reclassified at December 31, 2005. However, all Schneider Electric SA shares bought back in 2005 for allocation on the exercise of stock options were recognized under "Marketable securities".

At December 31, 2005, 2,678,706 Schneider Electric SA shares were recorded under "Other investment securities" at a total cost of €132.8 million. Decreases correspond to shares removed on the exercise of stock options. Provisions for impairment cover investments other than treasury stock classified under this item.

2c) Advances to subsidiaries and affiliates

	Dec. 31, 2004	Increases	Decreases	Dec. 31, 2005
Cost	2,973,190	91,337	(91,593)	2,972,934
Provisions	(316)	(173)	316	(173)
Net	2,972,874	91,164	(91,277)	2,972,761

At December 31, 2005, this item mainly comprised two loans granted to Schneider Electric Industries SAS due 2007 and 2008, in an aggregate amount of €2,948.4 million, as well as accrued interest of €21.7 million. All increases and decreases in 2005 concerned interest.

2d) Other

	Dec. 31, 2004	Increases	Decreases	Dec. 31, 2005
Cost	189,921	9,240	(22,000)	177,161
Provisions	-	-	-	-
Net	189,921	9,240	(22,000)	177,161

This item primarily comprises a €176.2 million loan granted to Legrand due 2015. The related interest, capitalized each year, amounted to €9.2 million in 2005.

The €22.0 million decrease reflects the reimbursement of the deposit paid into an escrow account in 2004 as part of the acquisition of ELAU.

Note 3 – Other receivables

	Dec. 31, 2004	Dec. 31, 2005
Cost	148,622	260,325
Provisions	(16,844)	(45,699)
Net	131,778	214,626

The increase in this item reflects the €76 million payment to the French Treasury to cover the exceptional 25% exit tax on dividends distributed in 2005. The exit tax will give rise to a tax credit in the same amount, which will be utilized or refunded in three equal installments over the next three years.

In addition, due to the increase in the net income tax benefit for 2005 (see note 16), this item includes the balance of taxes receivable from subsidiaries in 2006, in a total amount of €33.9 million.

As in past years, this item included receivables related to the Pinglin contract (previously managed by former subsidiary Spie Batignolles), in an amount of €45.3 million, and a carryback credit in an amount of €97.0 million at December 31, 2005.

The increase in provisions for impairment of other receivables reflected the €28.9 million allowance during the year to fully write-off receivables related to the Pinglin contract, which is under dispute with a foreign third party.

Note 4 - Marketable securities

	Dec. 31, 2004		Acquisitions	Disposals	Dec. 31, 2005	
	Number of shares	Value	Value	Value	Value	Number of shares
Plan 14	931,909	47,085	-	(47,085)	-	-
Plan 16	939,683	39,936	-	(20,552)	19,384	456,103
Plan 24	-	-	117,266	-	117,266	2,023,637
Plan 26	-	-	45,587	-	45,587	761,313
Total Schneider Electric SA shares	1,871,592	87,021	162,853	(67,637)	182,237	3,241,053
Other		25	-	-	25	
Total		87,046	162,853	(67,637)	182,262	

Marketable securities primarily include Schneider Electric SA shares held in treasury for allocation on the exercise of stock options.

Note 5 - Advances to the Group cash pool

This item corresponds to interest-bearing advances to the Group cash pool (Boissière Finance) that are recoverable on demand.

Note 6 – Deferred charges

6a) Bond issue expenses

Bond issue expenses	Dec. 31, 2004	Increases	Decreases	Dec. 31, 2005
Oct. 19, 2000 due 2007 (€450 million)	585	-	(209)	376
Oct. 31, 2003 due 2008 (€750 million)	1,724	-	(450)	1,274
Aug. 11, 2005 due 2010 (€900 million)	-	1,641	(118)	1,523
Aug. 11, 2005 due 2017 (€600 million)	-	1,436	(36)	1,400
	2,309	3,077	(813)	4,573

6b) Call premiums

Call premiums	Dec. 31, 2004	Increases	Decreases	Dec. 31, 2005
Oct. 19, 2000 due 2007 (€450 million)	39	-	(14)	25
Oct. 31, 2003 due 2008 (€750 million)	2,051	-	(535)	1,516
Aug. 11, 2005 due 2010 (€900 million)	-	1,521	(110)	1,411
Aug. 11, 2005 due 2017 (€600 million)	-	4,650	(117)	4,533
	2,090	6,171	(776)	7,485

Increases in deferred charges concern bond issues carried out in 2005 in a total amount of €1.5 billion (see note 9).

Note 7 - Equity

7a) Capital

Share capital

The Company's share capital at December 31, 2005 amounted to €1,812,953,816, represented by 226,619,227 shares with a par value of €8.00, all fully paid up.

Changes in share capital

During the year, 425,050 shares were issued on the exercise of 425,050 stock options, increasing the share capital by €3.4 million.

Schneider Electric SA shares

In 2005, Schneider Electric SA bought back own 2,747,887 shares for €161.0 million, bringing the total number of shares held in treasury to 5,919,759, with a cost of €315.1 million. The shares were bought back pursuant to the authorization granted by the Annual and Extraordinary Shareholders' Meeting of May 12, 2005.

7b) Additional paid-in capital

Additional paid-in capital rose by €19.0 million following the issue of 425,050 shares on the exercise of 425,050 stock options.

7c) Retained earnings

The €163,368 thousand in 2004 income remaining after distribution of the dividend was allocated to retained earnings.

Retained earnings also include €933 thousand corresponding to the share of *précompte* equalization tax not paid to the French Treasury on dividends.

Lastly, the change in method for valuing pension obligations reduced retained earnings by €10,428 thousand.

As a result of these movements, retained earnings totaled €323,112 thousand at December 31, 2005.

Note 8 - Provisions for contingencies and pension accruals

	Dec. 31, 2004	Increases	Decreases	Dec. 31, 2005
Provisions for contingencies				
Pinglin	6,058	-	(6,058)	-
Stock option plan no. 24	-	3,760	-	3,760
Other	2,854	-	(1)	2,853
	8,912	3,760	(6,059)	6,613
Provisions for pension accruals				
Pension accruals	18,800	12,639	(1,044)	30,395
	27,712	16,399	(7,103)	37,008

8a) Contingencies

The amount allocated to provisions for contingencies at end-2004 for the Pinglin contract was transferred to the provision for impairment of receivables related to the contract (see note 3).

A provision was set aside for stock option plan 24 because the exercise price is lower than the carrying value of the related treasury shares.

Other contingencies correspond to risks transferred to Schneider Electric in connection with divestments or mergers (Spie Batignolles) which have not yet entirely disappeared.

Management is confident that balance sheet provisions for known disputes in which the Company is involved are sufficient to ensure that these disputes do not have a material impact on assets or income. In particular, sufficient provisions have been set aside to cover the potential consequences of a current dispute in Belgium involving former senior executives and managers of the Company.

8b) Pension accruals

The Company has various obligations towards its current and retired senior executives and managers. Following an actuarial valuation performed in 2005, the provision for these obligations was increased to €30.4 million. The negative impact of the adjustment to provisions stemming from this actuarial valuation was charged against retained earnings, in an amount of €10,428 thousand.

Note 9 - Bonds

	Amount		Interest rate	Maturity
	Dec. 31, 2004	Dec. 31, 2005		
Schneider Electric SA 2007	450,000	450,000	6.125% fixed	Oct. 19, 2007
Schneider Electric SA 2008	750,000	750,000	3.875% fixed	Oct. 31, 2008
Schneider Electric SA 2010	-	900,000	3.125% fixed	Aug. 11, 2010
Schneider Electric SA 2017	-	600,000	4.000% fixed	Aug. 11, 2017
	1,200,000	2,700,000		

On August 11, 2005, Schneider Electric SA issued €1.5 billion worth of bonds. The issue comprises a €900 million five-year tranche at 3.125%, issued at a price corresponding to 99.831% of par, and a €600 million twelve-year tranche at 4%, issued at a price corresponding to 99.225% of par. These bonds are traded on the Luxembourg stock exchange. The issue premium and issue costs are amortized according to the effective interest method.

On October 31, 2003, Schneider Electric SA issued €750 million worth of 3.875% bonds due October 31, 2008. The bonds were issued at a price corresponding to 99.643% of par. These bonds are traded on the Luxembourg stock exchange.

On October 19 and 20, 2000, Schneider Electric SA issued two tranches of 6.125% bonds due October 19, 2007, in principal amounts of €400 million and €50 million, respectively. The bonds were issued at a price corresponding to 99.77% of par. These bonds are traded on the Luxembourg stock exchange.

Note 10 – Other borrowings

Other borrowings at December 31, 2005 comprised only accrued interest on bonds issued by the Company. Accrued interest rose to €30.7 million from €10.4 million at end-2004 following the issue of €1.5 billion worth of bonds in 2005.

At December 31, 2004, this item also included commercial paper issued on the market by Schneider Electric SA on behalf of the Group in the amount of €60 million.

Note 11 – Deferred income

This item includes income from a swap taken out on a €750 million bond issue (see note 9). The income is deferred over the life of the bonds.

Note 12 – Maturities of receivables and payables

	Total	Due within 1 year	Due in 1 to 5 years	Due beyond 5 years
Non-current assets				
Advances to subsidiaries and affiliates	2,972,934	21,749	2,951,185	-
Other investments	177,161	-	383	176,778
Current assets				
Accounts receivable - trade	52	52	-	-
Other accounts receivable	260,325	60,684	152,866	46,775
Marketable securities	182,262	-	19,384	162,878
Prepaid expenses	553	241	312	-
Debt				
Bonds	2,700,000	-	2,100,000	600,000
Other borrowings	30,708	30,708	-	-
Amounts payable to subsidiaries and affiliates	13	-	13	-
Short-term bank loans and overdrafts and other debt	3,073	56	3,017	-
Accounts payable - trade	4,472	4,472	-	-
Accrued taxes and payroll costs	1,880	1,880	-	-
Other liabilities	2,192	1,227	965	-

Note 13 – Related party transactions (minimum 10% interest)

	Gross	Net
Shares in subsidiaries and affiliates	1,955,431	1,919,262
Advances to subsidiaries and affiliates	2,972,932	2,972,758
Accounts receivable	792	792
Cash and cash equivalents	3,917,909	3,917,909
Amounts payable to subsidiaries and affiliates	2,966	2,966
Accounts payable	1,441	1;441
Revenues:		
- Dividends		332,499
- Interest		159,302

Note 14 – Net financial income

	Dec. 31, 2005	Dec. 31, 2004
Dividends	337,833	463,279
Net interest income	86,148	95,577
Other	(1,405)	(1,667)
Net financial income	422,576	557,189

The main dividend received by Schneider Electric SA is paid by its subsidiary Schneider Electric Industries SAS. This dividend totaled €325.5 million in 2005 versus €455.1 million in 2004.

Note 15 - Net non-recurring expense

	Dec. 31, 2005	Dec. 31, 2004
Net gains/(losses) on fixed and financial asset disposals	2,938	(6,741)
Provisions net of reversals	(26,686)	(4,750)
Other non-recurring income - net	4,642	6,545
Net non-recurring expense	(19,106)	(4,946)

In 2005, capital gains stemmed primarily from the sale of Schneider Electric SA shares held under "Other investment securities" for allocation on exercise of stock options. Capital gains on the sale of Schneider Electric SA shares held under "Marketable securities" accounted for substantially all of other non-recurring income – net. Aggregate income from the sale of Schneider Electric SA shares amounted to €6.8 million.

Net allocations to provisions included €22.9 million for impairment of receivables related to the Pinglin contract (see notes 3 and 8) and €3.8 million for contingencies related to stock option plan 24 (see note 8).

Note 16 – Net income tax benefit

In 2005, this item included only the income tax benefit for the tax group headed by Schneider Electric SA. The income tax benefit totaled €68.1 million, up sharply from €22.4 million the year before. In 2004, this item was reduced by a net income tax charge of €2.0 million.

Schneider Electric SA is the parent company of the tax group comprising all French subsidiaries that are over 95%-owned. Tax loss carryforwards available to the Company in this capacity totaled €948.4 million at December 31, 2005.

Note 17 - Off-balance sheet commitments

17a) Partnership obligations

Share of the liabilities of "SC" non-trading companies attributable to Schneider Electric SA as partner of the companies concerned: not material.

Share of the liabilities of "SNC" flow-through entities attributable to Schneider Electric SA as partner of the entities concerned: not material.

17b) Guarantees given and received

Commitments given:	
Counterguarantees of bank guarantees:	None
Other guarantees given:	€7.6 million
Commitments received:	
Bank counterguarantees:	None

17c) Financial instruments

The Company does not purchase or sell any financial instruments. Hedging transactions are carried out by the manager of the Group cash pool, Boissière Finance, a wholly-owned subsidiary of Schneider Electric Industries SAS, which in turn is wholly-owned by Schneider Electric SA.

17d) Exchange of Legrand shares

As part of its public exchange offer for Legrand SA, Schneider Electric SA made a commitment to exchange shares held upon exercise of options granted by Legrand for Schneider Electric shares. When Legrand SA was sold to KKR/Wendel Investissement, Schneider Electric SA set up a call and put system for the Legrand shares created through the exercise of said options. These shares are re-sold to Legrand SAS (formerly known as FIMAF), an investment vehicle of the KKR/Wendel Investissement consortium.

The stock option plans in question are fully covered.

Note 18 – Other information

18a) Number of employees

At December 31, 2005, the Company had three employees.

18b - Consolidated financial statements

Schneider Electric SA is the parent company of the Group and therefore publishes the consolidated financial statements of the Schneider Electric Group.

Note 19 – Subsequent events

On the Chairman's suggestion, seconded by the Remunerations and Appointments & Corporate Governance Committee, the Board decided at its meeting of January 6, 2006 to ask shareholders to approve a change in the corporate governance system at the Annual and Extraordinary Meeting of May 3, 2006. The system would comprise a Supervisory Board and a Management Board.

Auditors' Report on the Financial Statements

Free translation of the original report in French

Year ended December 31, 2005

To the shareholders of Schneider Electric SA,

In accordance with the terms of our appointment at the Annual Shareholders' Meeting, we hereby submit our report for the year ended December 31, 2004, on :

- Our examination of the accompanying financial statements of Schneider Electric SA.
- The basis of our opinion.
- The specific procedures and information required by law.

These financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on the financial statements, based on our audit.

I - Opinion on the financial statements

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the assets and liabilities and financial position of the Company at December 31, 2005 and the results of operations for the year then ended in accordance with French generally accepted accounting principles.

Without qualifying our opinion, we draw attention to a point outlined in the accounting principles and in note 8b to the financial statements concerning a change in accounting method for valuing pension obligations.

II - Basis of opinion

In accordance with Article L.823-9 of the Commercial Code requiring the auditors to explain the basis of their opinion, we set out below information used in formulating our audit opinion:

- As part of our assessment of the accounting principles and methods used by your Company, we obtained assurance that the change in method for valuing pension obligations was justified and correctly presented and applied.
- As part of our assessment of the accounting principles and methods used by your Company, we verified the appropriateness of the principles and methods used to value shares in subsidiaries and affiliates, described in the section on accounting principles and in note 2 to the financial statements, and obtained assurance that they were correctly applied.

As part of our review of the financial statements taken as a whole, our assessment of these accounting estimates was included in formulating our audit opinion, provided above.

III - Specific procedures and information

We have also performed the specific procedures required by law, in accordance with professional standards applied in France.

We have no comments to make on the fairness of the information given in the report of the Board of Directors and the documents sent to shareholders on the financial position and financial statements or its consistency with those financial statements.

As required by law, we have also verified that details of controlling and other interests acquired during the year and the identity of shareholders and holders of voting rights are disclosed in the report of the Board of Directors.

Paris and Neuilly Sur Seine, February 16, 2006

The Statutory Auditors

Mazars & Guérard	Barbier Frinault & Autres
Pierre Sardet	Christian Chochon
Jean-Louis Simon	Pierre Jouanne

5 List of Securities at December 31, 2005

(€ thousands)

Number of shares	Company	Carrying value
A. Investments with a carrying value of more than €15,000		
27,582,141	Schneider Electric Industries SAS	1,531,981
8,816,670	AXA	82,061
67,400	Legrand SAS	10,102
224,990	Sovalmo	3,678
2,500	Schneider Electric TAC France	2,771
44,271	S.E.L.F.	2,683
1,300	Vigéo SAS	53
5,000	SE 5W SAS	45
5,000	SE 7A SAS	45
5,000	SE 7E SAS	45
2,678,706	Schneider Electric SA treasury stock	132,774
		1,766,238
B. Investments with a carrying value of less than €15,000		12
C. Investments in real estate companies		-
D. Investments in foreign companies		380,693
Total		**2,146,943**
Marketable securities		
10,080	Geodis	25
3,241,053	Schneider Electric SA shares (stock option plans no. 16, 24 and 26)	182,237
Total		**182,262**

6 Subsidiaries and Affiliates

(€ thousands)

Company	Capital	Reserves and retained earnings before appropriation of income for the year*	% interest
I. Subsidiaries and affiliates whose carrying value exceeds 1% of Schneider Electric SA's capital			
A. Subsidiaries (at least 50% owned)			
Schneider Electric Industries SAS 89, boulevard Franklin Roosevelt - 92500 Rueil Malmaison - France	441,314	1,303,660	100.00
Cofibel 18/20, avenue Winston Churchill - 1180 Brussels - Belgium	55,362	48,743	99.62
Cofimines 18/20, avenue Winston Churchill - 1180 Brusselss - Belgium	41,522	32,276	99.80
Satchwell Control Systems Ltd 94, Farnham Road - Slough - Berkshire Sl1 4 UH - England	1,460	(3,135)	100.00
B. Affiliates (10 to 50% owned)			
ELAU Administration GmbH Dillberg 12 - 97828 Marktheidenfel - Germany	69	818	49.05
Digital Holdings Co Ltd 8-2-52 Nanko-Higashi - 559 0031 Suminoe Osaka - Japan	2,801	209,806	16.05
II. Other subsidiaries and affiliates			
A. Other subsidiaries (at least 50% owned)			
a) French subsidiaries (aggregate)			
b) International subsidiaries (aggregate)			
B. Other affiliates (0 to 50% owned)			
a) French companies (aggregate)			
b) International companies (aggregate)			

*Including prior-year income or loss.

Book value of shares: Cost	Book value of shares: Net	Loans and advances	Guarantees	Net sales for the year	Income or loss for the year	Dividends received
1,531,981	1,531,981	2,948,439	-	2,997,222	582,539	325,469
136,896	136,896	-	-	Holding Company	3,367	4,782
82,608	82,608	-	-	Holding Company	1,566	0
59,736	59,736	60	-	48,452	431	0
32,952	32,952	-	-	-	108	-
21,221	21,221	-	-	-	(199)	-
42,756	6,588	-	-	-	-	-
46,849	46,849	-	-	-	-	-
112,845	94,907	-	-	-	-	-
431	431	-	-			-

7 Five-year Financial Summary

	2001	2002	2003	2004	2005
Capital and Potential Capital at December 31					
Capital stock *(in thousands of euros)*	1,922,080	1,926,503	1,854,737	1,809,553	1,812,954
Shares in issue	240,260,029	240,812,905	231,842,170	226,194,177	226,619,227
Convertible bonds in issue *(in thousands)*	-	-	-	-	-
Maximum number of shares to be created *(in thousands)*:					
- Through conversion of bonds	-	-	-	-	-
- Through exercise of rights	9,357	5,744	5,707	7,140	10,126
Results of Operations *(in thousands of euros)*					
Sales net of VAT	1,368	1,980	1,896	1,208	2,868
Investment revenue, interest income and other revenue	740,644	676,938	640,884	627,389	507,001
Income before tax, depreciation, amortization and provisions	521,908	156,103	395,143	547,381	411,950
Income tax	-	-	5,835	4,156	278
Net income	(811,224)	221,139	474,732	558,768	450,793
Dividends paid (1) excluding *précompte* equalization tax and tax credit	312,338	228,813 (2)	255,026	407,150 (3)	509,893 (4)
Per Share Data *(in euros)*					
Net income before depreciation, amortization and provisions	2.29	1.30	1.79	2.51	2.12
Earnings per share	(3.38)	0.92	2.05	2.47	1.99
Dividend per share, net of tax credit	1.30	1.00	1.10	1.80	2.25 (4)
Employees					
Average number of employees during the year	5	3	3	3	3
Total payroll for the year *(in thousands of euros)*	4,469	3,823	2,213	2,443	4,446
Total employee benefits paid over the year (payroll taxes, other benefits) *(in thousands of euros)*	914	668	416	534	690

(1) Dividends on shares held in treasury on the dividend payment date and the associated précompte tax are credited to retained earnings.

(2) After cancellation of 12 million shares.

(3) In conjunction with the elimination of the avoir fiscal tax credit and précompte equalization tax, an exceptional 25% exit tax was due on dividends paid out in 2005. The exit tax will give rise to a tax credit in the same amount, which will be utilized or refunded in three equal installments over the next three years.

(4) Pending approval by shareholders at the Annual Meeting of May 3, 2006.

1 Report of the Board of Directors to the Annual and Extraordinary Shareholders' Meeting

Resolutions to be voted on in annual meeting

Approval of the annual financial statements - first resolution -

We ask you to approve the transactions and financial statements for the year, as presented, which show net profit of €450.8 million. In particular, you are asked to approve the change in accounting method relating to the measurement of pension and other post-employment benefit obligations, the effect of which was deducted from retained earnings in the amount of €10,427,963, in accordance with generally accepted accounting principles. This had the effect of reducing opening retained earnings at January 1, 2005 from €333,539,951.16 to €323,111,988.16.

Approval of the consolidated financial statements - second resolution -

We also ask you to approve the consolidated financial statements, as presented, which show net profit attributable to equity holders of the parent of €994 million, an increase of 21% from 2004.

Regulated agreements governed by article L.225-38 - third resolution -

No new agreements governed by articles L.225-38 *et seq.* of the Commercial Code were signed during the year.

You are asked to take note of the earlier agreement governed by article L.225-38 that remained in force during 2005.

Profit appropriation and payment of a dividend of €2.25 per share - fourth resolution -

We recommend that profit available for distribution, consisting of net profit for the year of €450,792,696 and retained earnings of €323,111,988.16, should be appropriated as follows:

Dividends	€ 509,893,260.75
Retained earnings	€ 264,011,423.42
Total	€ 773,904,684.17

If these appropriations are approved, the net dividend paid on each of the shares carrying rights to the 2005 dividend will amount to €2.25.

The dividend will be paid on May 9, 2006.

Shareholders should note that France's 2004 Finance Act eliminated the *avoir fiscal* tax credit and *précompte* equalization tax. However, for individual shareholders who pay income tax in France, only 40% of the dividend will be included in their taxable income. In addition, they will be entitled to a tax credit on their total dividend income from all sources, capped at €115 for a single, divorced or widowed person and €230 for couples who file a joint tax return.

We remind you that dividends paid by Schneider Electric SA for the last three years were as follows:

	Dividend per share	Tax credit	Total revenue
2002	€1.0	€0.5 (1) €0.1 (2)	€1.5 €1.1
2003	€1.1	€0.55 (1) €0.11 (2)	€1.65 €1.21
2004	€1.8	-	€1.8 (3)

(1) 50% tax credit.

(2) 10% tax credit.

(3) Full dividend eligible for a 50% deduction for individuals resident in France.

Membership of the Board of Directors - fifth resolution -

Based on the recommendation of the Remunerations and Appointments Committee, we recommend that shareholders ratify the appointment as Director of Noël Forgeard, to replace Thierry Breton who resigned from the Board to take up a position in the French government as Minister of the Economy and Finance.

Share buybacks - sixth resolution -

You are asked to renew the authorization given to the Company by shareholders at the Annual Meeting of May 12, 2005 to buy back its shares by any appropriate method, including through the use of derivatives, in accordance with the provisions of article L.225-209 of the Commercial Code.

The shares could be bought back to reduce the issued capital, or in connection with stock option plans, or plans to grant shares without consideration, or to permit the conversion of convertible debt securities, or to finance an acquisition, or for the purpose of market-making under a liquidity agreement.

Shares bought back under this authorization could be canceled provided that the twenty-fourth resolution below is approved.

Our report on the use of the authorization given by the Annual Meeting of May 12, 2005, prepared in accordance with article L.225-200 of the Commercial Code, is presented on page 145.

You are asked to authorize the Company to buy back shares representing at most 10% of the issued capital as of December 31, 2005, or 22,661,992 shares. The maximum purchase price would be €120 and the minimum selling price would be €60.

Resolutions to be voted on in Extraordinary Shareholders' Meeting

Amendment of the bylaws - seventh resolution -

We have decided to propose changing the Company's corporate governance structure, by creating a Supervisory Board made up of the current members of the Board of Directors, to be chaired by Henri Lachmann, and a Management Board made up of Jean-Pascal Tricoire, currently Chief Operating Officer of Schneider Electric who would chair the Management Board, and Pierre Bouchut, currently Executive Vice-President, Finance and Control - Legal Affairs.

We think that, considering the proposed membership of the Supervisory Board and Management Board, this represents the best governance structure to achieve a seamless transfer of powers to a new Chairman and support the ongoing implementation of the Group's growth strategy.

Under the terms of the new bylaws to be submitted to you for approval, the Management Board (articles 17 to 21) will have between two and seven members appointed for a period of three years. The age limit for holding office as a member of the Management Board has been set at 65, with the option of allowing a member to stay on until he or she reaches the age of 68.

The Management Board will have the broadest powers to act in the Company's name in all circumstances, within the scope of the corporate purpose, except for those powers directly vested in shareholders or the Supervisory Board by law.

The Supervisory Board (articles 11 to 16) will have up to eighteen members, all individuals. They will be required to hold at least 250 Schneider Electric shares throughout their term of office. They will be elected for a four-year term and will be eligible for re-election.

In accordance with the recommendations of the Vienot report on corporate governance, if all the members of the Supervisory Board are re-elected at the same time, the terms of office of half of the members, selected by drawing lots, will expire after two years. In addition, half of the members of the first Supervisory Board will be elected for two years.

The age limit for membership of the Supervisory Board will be set at 74, and the number of members over 70 will be limited to one-third of all the members.

The Supervisory Board may appoint one or two non-voting members and create one or several committees of the Board.

The Supervisory Board will set the number and appoint the members of the Management Board. It may also remove one or several members of the Management Board.

The Supervisory Board will have a permanent oversight role with respect to the Management Board's management of the Company. To fulfill this role, it will perform the checks and controls that it thinks fit and will obtain the documents that it deems necessary. In accordance with the law, the Supervisory Board will be responsible for setting the amount and terms of compensation paid to each member of the Management Board (article 21), approving agreements involving directors, as well as the sale of real estate and equity interests and the granting of security interests, guarantees or endorsements. The new bylaws also stipulate that a certain number of decisions by the Management Board, relating in particular to the Company's share capital and strategy, will also require the Supervisory Board's prior approval.

Amendment of disclosure thresholds contained in the bylaws - eighth resolution -

We remind you that, according to the present bylaws, shareholders must notify the Company when their interest rises above or falls below 0.5% of the Company's capital or voting rights, or any multiple thereof.

Certain funds have contested these thresholds as being too low.

We therefore propose increasing the threshold to 1% of the Company's capital or voting rights, or any multiple thereof, as is the case in most other companies included in the CAC 40 index.

Resolutions to be voted on in Annual Meeting

Election of the members of the Supervisory Board, authorizations to be given to the Management Board - ninth through twentieth resolutions -

If you support these proposals and decide to approve the proposed amendments to the bylaws, we ask you to vote the ninth to twentieth resolutions electing the following persons as members of the Supervisory Board as recommended by the Remunerations, Appointments and Corporate Governance Committee: Henri Lachmann (for a four-year term), Alain Burq, representing employee shareholders, (for a two-year term), Gérard de La Martinière (for a four-year term), René Barbier de La Serre (for a two-year term), Noël Forgeard (for a four-year term), Jérôme Gallot (for a two-year term), Willy Kissling (for a two-year term), Cathy Kopp (for a four-year term), James Ross (for a four-year term), Chris Richardson (for a two-year term), Piero Sierra (for a two-year term) and Serge Weinberg (for a four-year term).

Biographical details for these candidates are provided in the presentation of the Board of Directors.

Cathy Kopp, Gérard de La Martinière, René Barbier de la Serre, Noël Forgeard, Jérôme Gallot, Willy Kissling, James Ross, Piero Sierra and Serge Weinberg are independent members, as defined in the Bouton report on corporate governance.

Daniel Bouton did not wish to join the Supervisory Board due to time constraints. The Supervisory Board expects to appoint Claude Bébéar as a non-voting member.

Directors' fees to be awarded to the members of the Supervisory Board - twenty-first resolution -

At the 2005 Annual Meeting, the total amount of directors' fees was set at €800,000. We propose awarding the same total amount of fees to the members of the Supervisory Board. Fees for 2006 will be calculated prorata temporis.

Resolutions to be voted on in Extraordinary Shareholders' Meeting

Transfer of financial authorizations to the Management Board - twenty-second resolution -

We ask you to give the Management Board the various authorizations to issue shares with or without pre-emptive subscription rights that were previously given to the Board of Directors under the eleventh, twelfth and thirteenth resolutions approved by shareholders at the Annual and Extraordinary Meeting of May 12, 2005.

Authorization to be given to the Management Board to cancel Schneider Electric shares acquired under shareholder-approved buyback programs, up to a maximum of 10% of the total shares outstanding - twenty-third resolution -

We ask you to give the Management Board full powers to cancel shares representing up to 10% of the Company's capital within the next 24 months, in order to reduce the dilutive impact of the share issues carried out recently or to be carried out, mainly upon exercise of stock options.

On December 9, 2004, we used the authorization expiring on May 5, 2006 to cancel 7 million shares.

Authorization to be given to the Management Board to grant stock options to officers and employees of the Company and its subsidiaries and affiliates - twenty-fourth resolution -

The General Meeting held in May 2004 authorized the Board of Directors to grant stock options to certain employees and officers of Schneider Electric SA and its subsidiaries and affiliates, as defined in article L.225-180 of the Commercial Code. Under the terms of the authorization, the total number of options outstanding at any time could not represent over 3% of the Company's capital.

We used this authorization to grant 5.9 million options, representing 2.6% of the capital. A certain proportion of these options will vest only if certain financial targets are met (in terms of revenue, operating margin, etc.). These targets may not be met, in which case some options will never become exercisable.

Because options play such an important role in incentive plans and in rewarding employee loyalty, we propose that the Management Board be given a 38-month authorization to grant options to subscribe for new Schneider Electric shares or to purchase existing shares. Under the terms of the authorization, the total number of options outstanding at any given time would not be exercisable for shares representing more than 3% of the capital.

The options will have a ten-year life.

The option exercise price will not represent less than the average of the opening prices quoted for the Company's shares over the twenty trading days preceding the date of grant.

By definition, this authorization entails the waiver by shareholders of their pre-emptive right to subscribe for the shares to be issued on exercise of the options.

Authorization to be given to the Management Board to grant shares without consideration to officers and employees of the Company and its subsidiaries and affiliates - twenty-sixth resolution -

The General Meeting held on May 12, 2005 authorized the Board of Directors to grant shares without consideration to the officers and employees Schneider Electric SA and its subsidiaries and affiliates, as defined in article L.225-197-2 of the Commercial Code. We have not used this authorization.

Under the terms of the authorization, the total number of shares granted without consideration may not exceed 2% of the Company's capital. In addition, the sum of the shares represented by stock options granted pursuant to the nineteenth resolution of the General Meeting of May 6, 2004 and the shares granted without consideration may not represent over 3% of the capital. Consequently, renewal of the authorization to grant stock options automatically implies renewing the authorization to grant shares without consideration, in order to enable the Management Board to use this new incentive system if appropriate.

The authorization sought at this General Meeting is narrower than the previous one.

The total number of shares granted without consideration will be capped at 0.5% of the Company's capital, while the sum of the shares represented by stock options granted pursuant to the twenty-fourth resolution of the present Meeting and the shares granted without consideration will not represent over 3% of the capital.

In accordance with the Commercial Code, the Management Board will have full powers to draw up the list of grantees and to set the terms and conditions of the grants as well as any allocation criteria.

The grants will be contingent on the achievement of revenue and operating margin targets set by the Management Board. Rights to the shares will vest after a period to be set by the Management Board, which will not be less than two years. In addition, all or part of the option grants will vest only if certain targets set by the Management Board [in terms of revenue and operating margin] are met. The Management Board will also set the lock-up period – corresponding to the period during which the shares must be retained by the grantees – which must be at least two years.

The authorization is being sought for a period of 38 months.

Because the Management Board will be authorized to grant either existing shares or new shares, the authorization automatically entails the waiver by shareholders of their right to the portion of retained earnings, profits or additional paid-in capital that may be capitalized to pay up any new shares issued.

If the Management Board decides to grant new shares, when the shares are transferred to the grantees it will buy back shares and cancel them, in order to offset the dilutive impact of the grants.

Issuance of shares to employees - twenty-sixth and twenty-seventh resolutions -

The General Meeting of May 12, 2005 gave the Board of Directors a five-year authorization to issue shares representing up to 5% of the capital to employees who are members of a Corporate Savings Plan.

We did not use this authorization in 2005.

Under the "NRE" Act, if a company asks shareholders for an authorization to issue shares, a separate resolution must be tabled at the meeting covering the issuance of shares to employees who are members of an employee stock purchase plan. Since the twenty-fourth and twenty-fifth resolutions concern authorizations to issue shares in connection with stock option plans and share grants without consideration, a resolution must tabled seeking an authorization to issue shares to employees. We are therefore asking for the early renewal of the authorization given in May 2005, which we have not used.

The Management Board will have full powers to carry out employee share issues up to the equivalent of 5% of the Company's capital. Under the new authorization the maximum discount at which the shares could be offered is set at 15%.

This authorization, which supersedes the existing authorization, is being sought for a period of five years.

In addition, to enable employee stock purchase plans to be set up in certain foreign countries whose local legislation is not wholly compatible with the rules governing the Company's existing plans, we ask you to authorize the Management Board to issue shares to a certain category of grantees, corresponding to employees or entities set up to purchase shares of the Company under programs to promote employee stock ownership.

The shares issued under the authorization would not exceed 0.5% of the capital. They would be deducted from the ceiling of 5% of the capital set for the issuance of shares to employees who are members of the Corporate Savings Plan. The shares would be issued at a discount of no more than 15% to the benchmark share price.

This authorization is being sought for a period of eighteen months.

Lastly, the twenty-eighth resolution concerns powers to carry out formalities.

Report of the Board of Directors to the Annual Shareholders' Meeting of May 3, 2006 in accordance with Article L.225-209 of the French Commercial Code concerning share buyback programs

We remind you that the Annual Shareholders' Meeting of May 6, 2004 authorized the Board of Directors to buy back shares on the open market. Pursuant to this authorization, the Company purchased 6,658,783 shares at an average unit price of €54.37. At its meeting of December 9, 2004, the Board of Directors used the authorization granted by the Annual Shareholders' Meeting of May 6, 2004 to cancel 7 million shares bought back by the Company pursuant to authorizations granted by the Annual Shareholders' Meetings of May 27, 2002, May 16, 2003 and May 6, 2004.

The Annual Shareholders' Meeting of May 12, 2005 authorized the Board of Directors to buy back shares on the open market. Pursuant to this authorization, the Company purchased 203,071 shares at an average unit price of €57.96 on February 28, 2006.

The 2,747,887 shares purchased in 2005 pursuant to these two authorizations were used to serve stock option plans.

At its meeting of December 1, 2005, the Board of Directors decided to reallocate the 826,692 shares bought back by the Company pursuant to authorizations granted by the Annual Shareholders' Meetings of May 27, 2002, May 16, 2003 and May 6, 2004 to serve stock option plan number 26. At its meeting of December 9, 2004, the Board of Directors had initially classified the shares under "available-for-sale financial assets" pending their cancellation. The carrying amount of these shares is €49.54 per share.

Details of the share buyback program submitted for approval at the Annual and Extraordinary Shareholders' Meeting of May 3, 2006 are as follows:

□ Number of shares and percentage of share capital held directly and indirectly by Schneider Electric SA:

- Treasury stock:
  5,402,435 shares, or 2.38% of the share capital
- Schneider Electric shares held via Cofibel/Cofimines:
  2,150,352 shares, or 0.95% of the share capital

Total: 7,552,787 shares, or 3.33% of the share capital.

□ Purpose: The 5,402,435 shares held in treasury stock are intended to serve stock option plans.

□ Buyback plan objectives:

- Reduce the capital by canceling shares.
- Serve stock option plans or plans to grant shares without consideration or permit the conversion of convertible debt securities.
- Finance a future acquisition (rather than issue new shares at the time of the acquisition).
- Market making under a liquidity agreement.

□ Maximum number of shares that may be acquired: 10% of the issued share capital, representing 22,661,922 shares with a par value of €8. Share purchases may not exceed an aggregate maximum amount of €2,719,430,640.

□ Duration: 18 months maximum, expiring on November 2, 2007.

□ Transactions carried out under the share buyback program approved by shareholders at the Annual and Extraordinary meeting of May 12, 2005:

- Number of shares acquired since the beginning of the program: 203,071.
- Number of shares sold since the beginning of the program: 0.
- Number of shares transfered since the beginning of the program: 1,350,593.
- Number of shares cancelled over the past 24 months: 7,000,000.

Free translation of the original report in French

Auditors' special report on regulated agreements

Year ended December 31, 2005

To the shareholders,

In our capacity as Statutory Auditors of Schneider Electric SA, we present below our report on regulated agreements that have been disclosed to us.

Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of Article 92 of the March 23, 1967 Decree, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

We carried out our work in accordance with French professional standards. Those standards require that we perform procedures to verify that the information given to us agrees with the underlying documents.

Agreements signed during the year

We were not informed of any agreements that would be governed by Article L.225-38 of the Commercial Code.

Agreements entered into in prior years

In application of the decree of March 23, 1967, we were advised of the following agreement entered into in prior years, which remained in force during the year.

With the authorization of the Board of Directors given on June 27, 1995, a management agreement was signed between your Company and Spie Batignolles (renamed Amec Spie SA) covering the administrative and legal management of contract disputes that remained at the level of Schneider Electric SA at the time of the merger.

In 2005, Schneider Electric paid Amec Spie SA €100,000 (excluding VAT) pursuant to this agreement.

Paris and Neuilly Sur Seine, February 16, 2006

The Statutory Auditors

Mazars & Guérard	Barbier Frinault & Autres
Pierre Sardet	Christian Chochon
Jean-Louis Simon	Pierre Jouanne

Free translation of the original report in French

Auditors' report on the proposal to reduce the capital by canceling shares

To the shareholders,

In our capacity as Statutory Auditors of Schneider Electric SA and as required by Article L.225-209, paragraph 7, of the Commercial Code in the case of a capital reduction carried out by canceling shares bought back by the issuer, we present below our report on our assessment of the reasons for the proposed capital reduction and the terms and conditions of the operation.

We carried out our work in accordance with French professional standards. Those standards require that we perform procedures to obtain assurance concerning the reasonableness of the decision to reduce the capital and of the terms and conditions of the proposed operation.

The proposed capital reduction will concern shares representing up to 10% of the Company's capital bought back pursuant to Article L.225-209 of the Commercial Code. At the Annual Meeting, shareholders will be asked to give a 24-month authorization to the Company to implement the buyback program.

The Board of Directors is seeking a 24-month authorization for the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – to cancel shares representing up to 10% of the Company's issued capital bought back under the shareholder-approved buyback program.

We have no matters to report concerning the reasons for and the terms and conditions of the proposed capital reduction, the implementation of which is conditional upon shareholders authorizing the buyback program.

Paris and Neuilly Sur Seine, February 16, 2006

The Statutory Auditors

Mazars & Guérard	Barbier Frinault & Autres
Pierre Sardet	Christian Chochon
Jean-Louis Simon	Pierre Jouanne

Free translation of the original report in French

Auditors' special report on the proposed stock option plans

To the shareholders,

In our capacity as Statutory Auditors of Schneider Electric SA and pursuant to Article L.225-177 of the Commercial Code, as well as to Article 174-19 of the March 23, 1967 Decree, we present below our report on the proposal to grant stock options to the employees and corporate officers of the Company and related entities within the meaning of Article L.225-180 of the Commercial Code.

The Board of Directors is responsible for reporting to shareholders on the aims and objectives of the proposed stock option plans as well as on the method to be used to set the option exercise price. Our responsibility is to express an opinion on the proposed method of setting the option exercise price.

We carried out our work in accordance with French professional standards. Those standards require that we perform procedures to verify that the proposed method of setting the option exercise price is described in the report of the Board of Directors, and that said method complies with the provisions of the relevant texts, is transparent for shareholders and does not appear to be manifestly inappropriate.

We have no matters to report concerning the proposed method.

Paris and Neuilly Sur Seine, February 16, 2006

The Statutory Auditors

Mazars & Guérard	Barbier Frinault & Autres
Pierre Sardet	Christian Chochon
Jean-Louis Simon	Pierre Jouanne

Free translation of the original report in French

Auditors' report on the proposal to grant existing or new shares without consideration to officers and employees of the company

To the shareholders,

In our capacity as Statutory Auditors of Schneider Electric SA and pursuant to Article L.225-197-1 of the Commercial Code, we present below our report on the proposal to grant existing or new shares without consideration to officers and employees of Schneider Electric SA and its subsidiaries and affiliates, as defined in Article L.225-197-2.

The Board of Directors is seeking authorization for the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – to grant existing or new shares without consideration. It is the Board's responsibility to draw up a report on the grant that it wishes to carry out. It is our responsibility to comment, if necessary, on the information given to you about the grant.

Because no professional standard applies to this type of operation, which was approved by law on December 30, 2004, we have performed the procedures we deemed necessary to ensure that the methods being considered are in accordance with the law.

We have no matters to report concerning the information provided about the grant in the Report of the Board of Directors.

Paris and Neuilly Sur Seine, February 16, 2006

The Statutory Auditors

Mazars & Guérard	Barbier Frinault & Autres
Pierre Sardet	Christian Chochon
Jean-Louis Simon	Pierre Jouanne

Free translation of the original report in French

Auditors' report on the proposed employee share issue with cancellation of shareholders' pre-emptive subscription right

To the shareholders,

In our capacity as Statutory Auditors of Schneider Electric SA and pursuant to Article L.225-135 of the Commercial Code, we present below our report on the proposed issue of shares to employees who are members of a Corporate Savings Plan set up by French or foreign related companies, as presented to shareholders for approval. The aggregate nominal amount by which the capital may be increased under the authorization has been set at 5% of the capital issued and outstanding when the authorization is used. This authorization would be granted to the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors.

This issue is submitted for your approval in accordance with Article L.225-129-6 of the Commercial Code and Article L.443-5 of the Labor Code.

The Board of Directors is seeking a five-year authorization, on the basis described in the Board's report, for the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – to increase the capital on one or several occasions. Shareholders will be asked to waive their pre-emptive right to subscribe the issue(s). The Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – will set the terms and conditions of the employee share issue.

The Board of Directors is responsible for reporting to shareholders on the proposed employee share issue in accordance with Articles 154 and 155 of the Decree of March 23, 1967. Our responsibility is to express an opinion on certain information included in the report and the proposal to waive shareholders' pre-emptive subscription right.

We carried out our work in accordance with French professional standards. Those standards require that we perform procedures to check the content of the report drawn up by the competent management body concerning this operation and the method used to determine the share issue price.

We have no matters to report concerning the method for determining the issue price as described in the Report of the Board of Directors, contingent upon our final review of the terms of the proposed capital increase.

Since the issue price has not yet been set, we cannot formulate an opinion on the final conditions under which the share issue will be carried out, and consequently have no opinion on the proposal to cancel shareholders' pre-emptive subscription right,

Should this resolution be approved and as required by Article 155-2 of the March 23, 1967 Decree, we will prepare an additional report at the time the capital increase is carried out by the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors.

Paris and Neuilly Sur Seine, February 16, 2006

The Statutory Auditors

Mazars & Guérard	Barbier Frinault & Autres
Pierre Sardet	Christian Chochon
Jean-Louis Simon	Pierre Jouanne

Free translation of the original report in French

Auditors' report on the proposal to issue shares to entities set up to hold shares on behalf of employees with cancellation of shareholders' pre-emptive subscription right

To the shareholders,

In our capacity as Statutory Auditors of Schneider Electric SA and pursuant to Article L.225-135 *et seq.* of the Commercial Code, we present below our report on the proposal to issue shares to entities set up to hold shares on behalf of employees. Shareholders will be asked to waive their pre-emptive right to subscribe the issue(s). This authorization would be granted to the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors. The maximum nominal amount by which the capital may be increased may not exceed 0.5% of the issued capital as of the date of this Meeting. The amount of any capital increase carried out under this authorization would be deducted from the aggregate amount by which the capital may be increased under the twelfth resolution of the Annual and Extraordinary Shareholders' Meeting of May 12, 2005 and the twenty-sixth resolution of this Meeting concerning the issuance of shares to employees who are members of a Corporate Savings Plan, which you have also been asked to approve.

These authorizations are submitted for your approval in accordance with Article L.225-129-6 of the Commercial Code and Article L.443-5 of the Labor Code.

The Board of Directors is seeking an 18-month authorization, on the basis described in the Board's report, for the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – to increase the capital on one or several occasions. Shareholders will be asked to waive their pre-emptive right to subscribe the issue(s). The Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – will set the terms and conditions of the employee share issue.

The Board of Directors is responsible for reporting to shareholders on the proposed share issue in accordance with Articles 154 and 155 of the March 23, 1967 Decree. Our responsibility is to express an opinion on certain information included in the report and the proposal to waive shareholders' pre-emptive subscription right.

We carried out our work in accordance with French professional standards. Those standards require that we perform procedures to check the content of the report drawn up by the competent management body concerning this operation and the method used to determine the share issue price. We have no matters to report concerning the method for determining the issue price as described in the Report of the Board of Directors, contingent upon our final review of the terms of the proposed capital increase.

Since the issue price has not yet been set, we cannot formulate an opinion on the final conditions under which the share issue will be carried out, and consequently have no opinion on the proposal to cancel shareholders' pre-emptive subscription right,

Should this resolution be approved and as required by Article 155-2 of the March 23, 1967 Decree, we will prepare an additional report at the time the capital increase is carried out by the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors.

Paris and Neuilly Sur Seine, February 16, 2006

The Statutory Auditors

Mazars & Guérard	Barbier Frinault & Autres
Pierre Sardet	Christian Chochon
Jean-Louis Simon	Pierre Jouanne

Resolutions voted on in Annual Shareholders' Meeting

First resolution

(2005 parent company financial statements)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the reports of the Board of Directors and the Auditors, approves the transactions and parent company financial statements for the year ended December 31, 2005, as presented by the Board of Directors. The General Meeting also approves the recording under retained earnings in the opening balance sheet of the effect of the change in accounting method relating to the measurement of pension and other post-employment benefit obligations, leading to the recognition of a liability of €10,427,963 which reduced total retained earnings from €333,539,951 to €323,111,988.16.

Second resolution

(2005 consolidated financial statements)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the reports of the Board of Directors and the Auditors, approves the consolidated financial statements for the year ended December 31, 2005, as presented by the Board of Directors.

Third resolution

(Agreements governed by article L.225-38 of the French Commercial Code)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the Auditors' Special Report on agreements governed by article L.225-38 of the French Commercial Code, presented in accordance with article L.225-40 of said Code, notes the information contained in the Auditors' Report.

Fourth resolution

(Appropriation of profit and dividend payment)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, resolves to appropriate profit available for distribution in the amount of €773,904,684.17, corresponding to profit for the year of €450,792,696.01 plus retained earnings of €323,111,988.16 as follows:

Dividends	€509,893,260.75
Retained earnings	€264,011,423.42
Total	€773,904,684.17

The dividend will amount to €2.25 for the 226,619,227 €8 par value shares cum dividend January 1, 2005 that were outstanding on December 31, 2005.

The full dividend will be eligible for the 40% deduction for individuals resident in France as of January 1, 2006, provided for in Article 153-8-2 of the French Tax Code.

Unpaid dividends on shares held in treasury as of the dividend payment date will be allocated to retained earnings.

No amounts eligible or not eligible for the 40% deduction provided for in Article 158-3-2 of the French Tax Code will be distributed, other than the dividend described above.

Dividend payments and any corresponding tax credits for the last three years were as follows:

	Net dividend	*Avoir fiscal* tax credit	Total revenue
2002	€1.0	€0.5 (1) €0.1 (2)	€1.5 €1.1
2003	€1.1 €	€0.55 (1) €0.11 (2)	€1.65 €1.21
2004	€1.8 €	-	€1.8 (3)

(1) 50% tax credit.
(2) 10% tax credit.
(3) Full dividend eligible for a 50% deduction for individuals resident in France as of January 1, 2005.

Fifth resolution

(Ratification of Noël Forgeard's appointment as a Director)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, and having heard the report of the Board of Directors, ratifies the appointment of Noël Forgeard as a Director to replace Thierry Breton, for a period of two years expiring at the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 accounts.

Sixth resolution

*(Authorization to trade in the Company's shares – maximum **purchase price: €120;** minimum **selling price: € 60**)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, having heard the report of the Board of Directors drawn up in accordance with article L.225-209 of the French Commercial Code and noted the reallocation of shares presented in the report, authorizes the Board of Directors – or, subject to adoption of the seventh resolution of this Meeting, the Management Board – in accordance with article L.225-209 of the French Commercial Code to buy back Company shares in order to reduce the capital, or in connection with stock option plans, or plans to grant shares without consideration, or to permit the conversion of convertible debt securities, or to finance an acquisition, or for the purpose of market making under a liquidity agreement.

- The maximum number of shares that may be acquired pursuant to this authorization may not exceed 10 percent of the issued share capital, representing 22,661,922 shares as of the date of this Meeting.

- The maximum purchase price is set at €120 and the minimum selling price at €60. However, if all or some of the shares acquired pursuant to this authorization are intended to be allotted on exercise of stock options, in application of articles L.225-177 *et seq.* of the French Commercial Code, the selling price of the shares in question will be determined in accordance with the provisions of the law governing stock options.

- Share purchases may not exceed an aggregate maximum amount of €2,719,439,040.

- The shares may be acquired, sold or otherwise transferred by any appropriate method, and in compliance with current legislation, on the market or over the counter, including through block purchases or sales, the use of all forms of derivatives traded on a regulated market or over the counter, or the use of put or call options including combined puts and calls.

- Shares acquired may also be canceled, subject to compliance with the provisions of articles L.225-204 and L.225-205 of the French Commercial Code and in accordance with the twenty-third resolution below.

- The Board of Directors – or, subject to approval of the seventh resolution of this Meeting, the Management Board – may adjust the maximum and minimum prices set above in the following cases: 1) an issue of bonus shares or increase in the par value of existing shares paid up by capitalizing reserves or earnings, 2) a stock split or reverse stock split, or 3) more generally, any transaction affecting equity, to account for the impact of such transactions on the share price. The adjustment will be determined by multiplying the price by the ratio between the number of shares outstanding before and after the transaction.

- This authorization will expire at the end of a period of eighteen months from the date of this Meeting.

Resolutions voted on in Extraordinary Shareholders' Meeting

Seventh resolution

(Change in the Company's corporate governance structure: adoption of a two-tier structure with a Management Board and a Supervisory Board)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings, and having heard the report of the Board of Directors, resolves, in accordance with article L.225-57 of the French Commercial Code, to change the Company's corporate governance structure by adopting, as from the date of this Meeting, a two-tier structure with a Management Board and a Supervisory Board as governed by articles L.225-57 to L.225-93 of the French Commercial Code.

The General Meeting therefore resolves to amend the bylaws as follows:

I. a) Article 1, paragraph 1 shall be amended to read as follows: The Company is a French joint stock company *(société anonyme)* with a Management Board and a Supervisory Board.

b) In article 2, paragraph 2, the words "Board of Directors" shall be replaced by "Supervisory Board".

c) In article 2, paragraph 3, as well as in articles 5, 10, 24 and 26, the words "Board of Directors" shall be replaced by "Management Board".

II. Articles 19 to 23 will become articles 24 to 28.

III. Articles 11 to 18 will be replaced by the following provisions (articles 11 to 23):

" SECTION III - Corporate governance

Article 11 - Composition of the Supervisory Board

a) The Supervisory Board shall have at least three and no more than eighteen members, who shall be individuals. In the event of a merger this number may be increased in accordance with the conditions set down by law.

Members of the Supervisory Board shall each hold at least 250 of the Company's shares throughout their term of office.

b) Supervisory Board members shall be elected for renewable terms of four years. As an exception to this rule, the terms of office of half of the members of the first Supervisory Board (rounded down to the nearest whole number where appropriate) shall be two years.

If all the members of the Supervisory Board are re-elected at the same time, the terms of office of half of the members (rounded down to the nearest whole number where appropriate) shall expire after two years and the terms of office of the remaining members shall expire after four years. The members to be given four-year terms shall be decided by the drawing of lots at a Board meeting.

The terms of office of Supervisory Board members shall expire at the close of the Annual Shareholders' Meeting called to approve the financial statements of the previous year and held during the year in which said terms are due to expire.

The age limit for membership of the Supervisory Board shall be seventy-four years.

If a candidate for election or re-election to the Supervisory Board would reach the age of seventy-four before the expiry of the normal term of Supervisory Board members, his or her term shall be limited to the period between the date of election and the Annual Shareholders' Meeting held in the year during which the Supervisory Board member reaches his or her seventy-fourth birthday.

No more than a third of the members of the Supervisory Board may be over seventy years of age. If this limit is exceeded and none of the members of the Board aged over seventy agree to step down voluntarily, the oldest member of the Supervisory Board shall be automatically deemed to have resigned. However, if this limit is exceeded due to a reduction in the number of Supervisory Board members, no action will be required provided that, within a period of three months, the necessary new members are appointed in order to ensure that the requisite proportion of the Board is made up of members below the applicable age limit.

Article 12 - Chairman, Vice-Chairman and Secretary of the Supervisory Board

The Supervisory Board shall elect a Chairman and a Vice-Chairman from among its members, for a period not to exceed their terms as members of the Supervisory Board.

The Chairman shall be responsible for calling meetings and leading discussions.

If the Chairman is unable to fulfill his responsibilities or delegates his powers on a temporary basis, the Vice-Chairman shall have the same rights and duties as those held by the Chairman.

The Supervisory Board shall appoint a secretary who may or may not be a Board member. Together the Chairman, Vice-Chairman and the Secretary make up the Bureau.

Article 13 - Powers and duties of the Supervisory Board

1 - The Supervisory Board shall have a permanent oversight role with respect to the Management Board's management of the Company. To fulfill this role it shall perform the checks and controls that it thinks fit and obtain the documents that it deems necessary.

2 - The Supervisory Board shall report its observations on the report of the Management Board and the annual financial statements to the Annual Shareholders' Meeting.

3 - a) In accordance with the applicable law and regulations, the approval of the Supervisory Board is required for the sale of real estate, the full or partial disposal of equity interests, and the granting of security interests, guarantees or endorsements.

- b) The following decisions shall also be submitted to the Supervisory Board for prior approval:

- The issue of shares or share equivalents.
- Financing transactions that could substantially modify the Company's financial structure.
- All forms of business acquisitions.
- Strategic partnership agreements.

- c) In addition, prior approval from the Supervisory Board is required for:

- Share buyback programs to be recommended to the Shareholders' Meeting.
- The implementation of stock option plans and bonus share plans for employees of the Company and employees and officers of related companies, as well as the granting of stock options or bonus shares to members of the Company's Management Board.
- Amendments to the Company's bylaws to be recommended to the Extraordinary Shareholders' Meeting.
- Profit appropriation and dividends to be recommended to the Annual Shareholders' Meeting.
- The payment dates for dividends and any interim dividends.

- d) The Supervisory Board may authorize the Management Board to carry out the operations set out above subject to an overall aggregate ceiling and specific ceilings (as determined by the Supervisory Board) for the transactions referred to in paragraphs a) and b). The Supervisory Board's prior approval shall be required for any transaction exceeding the said ceilings.

4 - The Supervisory Board may create one or more Committees of the Board. The Supervisory Board shall determine the composition of any Committees thus created as well as their roles and responsibilities. The Committees shall report to the Supervisory Board.

5 - The Supervisory Board shall draw up internal rules covering its procedures and shall inform the Management Board thereof.

Article 14 - Supervisory Board meetings

The Supervisory Board shall meet as often as is required in the interests of the Company and at least once every quarter.

Meetings shall be called by the Chairman or Vice-Chairman by any appropriate method, including verbally.

The Chairman must call a meeting within ten days when a member of the Management Board or at least a third of the members of the Supervisory Board so request (provided reasons are given for such a request). If such a request is not met, the requesting parties may call a meeting themselves setting out the meeting agenda. In other cases, the agenda shall be set by the Chairman and may be determined at the meeting itself.

Meetings shall be held at the venue specified in the notice of meeting. Supervisory Board members may participate in meetings by videoconference or conference call.

Article 15 - Compensation payable to Supervisory Board members

1 - Supervisory Board members shall be paid a fixed annual compensation. The aggregate amount of this compensation shall be set by an ordinary General Meeting and shall apply until a new amount is set by a subsequent meeting The Supervisory Board shall be responsible for allocating this aggregate amount among its individual members in the form of attendance fees.

2 - The compensation paid to the Chairman and Vice-Chairman shall be determined by the Supervisory Board.

3 - The Supervisory Board may grant additional compensation to members of the Board for exceptional assignments or duties, in accordance with the conditions set down by law.

Article 16 - Non-voting members

The Supervisory Board may appoint one or two non-voting members who shall attend meetings in a consultative capacity. Said non-voting members may sit on Committees of the Board. They shall be appointed for a maximum period of four years. Their appointment may be renewed and they may be removed from office at any time, without notice. Non-voting members of the Board may or may not be shareholders. Their annual compensation shall be determined by the Supervisory Board.

Article 17 - Composition of the Management Board

1 - Appointment

The Company shall be managed by a Management Board made up of between two and seven members who shall perform their duties under the oversight of the Supervisory Board in accordance with the law and the following provisions of the bylaws.

The Management Board shall be appointed for a period of three years by the Supervisory Board. In the event of vacancies on the Management Board, the Supervisory Board shall appoint new members in accordance with the law. In addition, provided the overall limit on the number of members is not exceeded, the Supervisory Board may appoint one or two additional members during the term of office of the Management Board.

The age limit for Management Board members shall be sixty-five. Any member reaching the age of sixty-five shall be deemed to have resigned at the end of the fiscal year during which his sixty-fifth birthday took place. However, when a member of the Management Board reaches the age of sixty-five, the Supervisory Board may extend his term of office for a total period not to exceed three years. The terms of office of Management Board members shall be renewable.

2 - Removal from office

Management Board members may be removed from office either by a General Shareholders' Meeting or by the Supervisory Board. Compensation may be payable if a Management Board member is removed from office without reasonable cause.

Article 18 - Chairman of the Management Board – Chief Executive Officer

The Supervisory Board shall appoint one of the members of the Management Board as Chairman.

The Chairman of the Management Board shall represent the Company in its dealings with third parties.

The Supervisory Board may grant this same power of representation to one or more members of the Management Board, in which case said members shall have the title of Vice-Chairman and Chief Executive Officer of the Management Board, Chief Executive Officer of the Management Board or Chief Executive Officer.

The Supervisory Board shall have the power to remove the Chairman from office and, where applicable, may revoke the above-mentioned power of representation.

Article 19 - Powers and duties of the Management Board

1 - The Management Board shall have the broadest powers to act in the Company's name in all circumstances within the scope of the corporate purpose, except for those powers directly vested in shareholders or the Supervisory Board by law. Actions by the Management Board are binding on the Company towards third parties even when they fall outside the scope of the corporate purpose, unless the Company can prove that the third party concerned knew that the action exceeded this scope, or could not have failed to know this under the circumstances. Publication of the bylaws does not, in itself, constitute such proof.

2 - The Management Board may give specific permanent or temporary assignments to members of the Board or other persons or entities and may grant them the powers that it deems necessary for one or more identified purposes, either with or without authority to delegate said powers.

3 - Subject to the approval of the Supervisory Board, the members of the Management Board may allocate management tasks between them. However, in no circumstances shall such allocation relieve the Management Board of the obligation to hold meetings or to make critical management decisions, nor of the duty of diligence owed by each member of the Management Board and their corresponding joint and several liability.

4 - If the Supervisory Board withholds its approval of any transaction requiring its prior authorization in accordance with article 13 of these bylaws, the Management Board may refer the matter to a General Shareholders' Meeting, which shall decide whether or not to give its approval.

5 - The Management Board shall report to the Supervisory Board on at least a quarterly basis, orally or in writing, on the business of the Company and the Group.

Article 20 - Management Board meetings

The Management Board shall meet as often as is required in the interests of the Company. Meetings shall be called by the Chairman or at least half of the Board's members. They shall be held at the venue specified in the notice of meeting. Meetings may be called by any appropriate method, including verbally. Additional business may be added to the agenda at the time of the meeting.

Management Board members may participate in meetings by videoconference or conference call.

Decisions of the Management Board shall be adopted by a majority of the votes cast by members present or represented. In the event of a split decision, the person chairing the meeting shall have the casting vote.

The Management Board shall draw up internal rules covering its procedures in consultation with the Supervisory Board.

Article 21 - Compensation payable to members of the Management Board

The Supervisory Board shall set the amount and terms of compensation paid to each member of the Management Board.

SECTION IV - Auditors

Article 22

The General Shareholders' Meeting shall appoint the Statutory Auditors and Substitute Auditors in accordance with the applicable law.

SECTION V - General Shareholders' Meetings

Article 23

General Shareholders' Meetings shall be called and held in accordance with the applicable law.

Meetings shall be held at the Company's registered office or at any other venue specified in the notice of meeting. When the decision is made to call a General Meeting, the Management Board may also decide that all or part of the meeting will be broadcast by videoconferencing techniques and/or any other telecommunication medium.

Attendance and exercise of voting rights at both Ordinary and Extraordinary General Meetings are subject to certain conditions:

- Holders of registered shares must have such shares recorded in the Company's share register.
- Holders of bearer shares must file at the address specified in the notice of meeting a certificate issued by the bank or broker that manages their securities account stating that the shares will not be sold in the period up to the date of the Meeting. Where appropriate, such shareholders must also provide proof of their identity in accordance with the applicable law and regulations.

These formalities must be completed five clear days before the date of the Meeting. However, the Management Board may reduce such period and may accept documents filed outside the applicable period.

When the decision is made to call a General Meeting, the Management Board may also decide to allow shareholders to participate or vote at General Meetings using videoconferencing facilities and/or any other telecommunication medium allowed under the applicable legislation.

Meetings shall be chaired by the Chairman of the Supervisory Board or in his absence by the Vice-Chairman, or in his absence by a member of the Supervisory Board specially appointed for that purpose by the Supervisory Board. If no such member is appointed by the Supervisory Board, the Meeting shall elect its own Chairman.

The two shareholders present who hold the largest number of votes and who accept shall act as scrutineers.

The Bureau shall appoint a Secretary, who may or may not be a shareholder.

A list of participants at the meeting shall be drawn up pursuant to the law.

Copies or excerpts of the minutes of the meeting shall be certified by the Chairman or Vice-Chairman of the Supervisory Board, a member of the Management Board or the Meeting Secretary."

Eighth resolution

(Amendment of disclosure thresholds contained in the bylaws)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the report of the Board of Directors, resolves to amend the disclosure thresholds contained in the Company's bylaws to 1% or any multiple of 1% of the Company's share capital or voting rights. The General Meeting therefore resolves that article 7, paragraph 2, of the bylaws shall now read as follows:

When a shareholder, whether a corporate entity or individual, increases its direct or indirect interest, within the meaning of article L. 233-9 of the French Commercial Code to 1% or more of the Company's capital or voting rights, or any multiple thereof, the shareholder concerned shall notify the Company, within five (5) trading days of the threshold being crossed, by registered letter with return receipt requested, of the total number of shares, share equivalents and voting rights that it controls, either alone (directly or indirectly) or in concert. This disclosure requirement shall also apply when the percentage of the share capital or voting rights falls below the thresholds stipulated above. In the case of failure to comply with these disclosure rules, at the request of one or several shareholders together representing at least 2.5% of the Company's capital, made at a General Shareholders' Meeting, the undisclosed shares will be stripped of voting rights, subject to the conditions set down by law.

Resolutions voted on in Annual Shareholders' Meeting

Ninth resolution

*(Election of **Henri Lachmann** as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – Henri Lachmann as a member of the Supervisory Board for a period of four years, expiring at the close of Annual Shareholders' Meeting to be called in 2010 to approve the 2009 financial statements.

Tenth resolution

*(Election of **Alain Burq** as a member of the Supervisory Board representing employee shareholders)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – Alain Burq as a member of the Supervisory Board in his capacity as a member of the Supervisory Board of a corporate mutual fund invested in Schneider Electric SA shares, for a period of two years, expiring at the close of the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 financial statements.

Eleventh resolution

(Election of ***Gérard de La Martinière*** *as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – Gérard de La Martinière as a member of the Supervisory Board for a period of four years, expiring at the close of the Annual Shareholders' Meeting to be called in 2010 to approve the 2009 financial statements.

Twelfth resolution

(Election of ***René de La Serre*** *as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – René de La Serre as a member of the Supervisory Board for a period of two years, expiring at the close of the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 financial statements.

Thirteenth resolution

(Election of ***Noël Forgeard*** *as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – Noël Forgeard as a member of the Supervisory Board for a period of four years, expiring at the close of the Annual Shareholders' Meeting to be called in 2010 to approve the 2009 financial statements.

Fourteenth resolution

(Election of ***Jérôme Gallot*** *as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – Jérôme Gallot as a member of the Supervisory Board for a period of two years, expiring at the close of the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 financial statements.

Fifteenth resolution

(Election of ***Willy Kissling*** *as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – Willy Kissling as a member of the Supervisory Board for a period of two years, expiring at the close of the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 financial statements.

Sixteenth resolution

(Election of ***Cathy Kopp*** *as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – Cathy Kopp as a member of the Supervisory Board for a period of four years, expiring at the close of the Annual Shareholders' Meeting to be called in 2010 to approve the 2009 financial statements.

Seventeenth resolution

(Election of ***James Ross*** *as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – James Ross as a member of the Supervisory Board for a period of four years, expiring at the close of the Annual Shareholders' Meeting to be called in 2010 to approve the 2009 financial statements.

Eighteenth resolution

(Election of ***Chris Richardson*** *as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – Chris Richardson as a member of the Supervisory Board for a period of two years, expiring at the close of the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 financial statements.

Nineteenth resolution

(Election of ***Piero Sierra*** *as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – Piero Sierra as a member of the Supervisory Board for a period of two years, expiring at the close of the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 financial statements.

Twentieth resolution

(Election of ***Serge Weinberg*** *as a member of the Supervisory Board)*

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects – subject to approval of the seventh resolution of this Meeting – Serge Weinberg as a member of the Supervisory Board for a period of four years, expiring at the close of the Annual Shareholders' Meeting to be called in 2010 to approve the 2009 financial statements.

Twenty-first resolution

(Attendance fees payable to members of the Supervisory Board).

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, and having heard the report of the Board of Directors, sets – subject to approval of the seventh resolution of this Meeting – the maximum attendance fees payable to members of the Supervisory Board at €800,000 per year.

Resolutions voted on in Extraordinary Shareholders' Meeting

Twenty-second resolution

(Transfer of authorizations to the Management Board)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings, resolves, subject to approval of the seventh resolution in this Meeting to transfer to the Management Board the authorizations held by the Board of Directors to:

1 - Increase the Company's capital by issuing common shares or share equivalents with pre-emptive subscription rights for existing shareholders, pursuant to the eleventh resolution of the Annual and Extraordinary Shareholders' Meeting of May 12, 2005.

2 - Increase the Company's capital by issuing common shares or share equivalents without pre-emptive subscription rights for existing shareholders, pursuant to the twelfth resolution of the Annual and Extraordinary Shareholders' Meeting of May 12, 2005;

3 - Issue shares without pre-emptive subscription rights in payment for shares tendered to a public exchange offer or for contributed assets, pursuant to the thirteenth resolution of the Annual and Extraordinary Shareholders' Meeting of May 12, 2005.

Twenty-third resolution

(Authorization to cancel the shares purchased under the shareholder-approved buyback program, within the limit of 10% of the capital)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings, and having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with article L.225-209 of the French Commercial Code, to authorize the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – to cancel the shares of the Company acquired under the shareholder-approved buyback program, as provided for in article L.225-209 of the French Commercial Code, as follows:

■ The Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – shall have full discretionary authority to cancel, on one or several occasions, all or some of the shares purchased under the shareholder approved buyback program, provided that the total number of shares canceled in the 24 months following the date of this Meeting does not exceed 10% of the total number of shares outstanding, and to reduce the Company's capital accordingly.

■ The difference between the purchase price of the shares and their par value will be charged against additional paid-in capital and, if appropriate, against the legal reserve for the portion of the difference representing 10% of the capital reduction.

This authorization is given for a period of 24 months from the date of this Meeting. The Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – shall have full powers to carry out any and all actions, formalities and filings required to cancel the shares, reduce the capital and amend the bylaws to reflect the new capital, either directly or through a duly authorized representative.

Twenty-fourth resolution

(Authorization given to the Management Board to grant stock options to officers and employees of the Company and its subsidiaries and affiliates)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings and having heard the report of the Board of Directors and the Auditors' special report:

■ Authorizes the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – to grant to officers and employees of the Company and its subsidiaries and affiliates, as defined in article L.225-180 of the French Commercial Code, on one or several occasions, options to subscribe new Schneider Electric SA shares or to purchase existing Schneider Electric SA shares acquired by the Company in accordance with the law. This authorization is subject to the following conditions:

- The option exercise price may not be less than the average of the prices quoted for the Company's shares over the twenty trading days preceding the date of grant;

- In addition, for options exercisable for existing shares, the exercise price may not be less than the average price paid for shares held in treasury under Articles L.225-208 and L.225-209 of the French Commercial Code; and,

- The total number of options granted under this authorization, less any options exercised or canceled, may not carry the right to subscribe or purchase shares representing over 3% of the Company's capital and the options must have a life of five to ten years.

Shareholders hereby waive their pre-emptive right to subscribe the shares to be issued on exercise of the options.

■ Gives full powers to the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – subject to the restrictions specified above, to:

- Set the terms and conditions of the transactions and the terms and conditions of grant of the options and draw up the list of grantees.

- Set the life of the options and the exercise dates or periods.

- Determine the conditions governing any adjustment of the exercise price and/or the number of shares to be subscribed for or purchased, in order to take account of any dilutive financial transactions carried out by Schneider Electric SA.

- Carry out, directly or through a representative, any and all formalities required to effect the capital increase or increases undertaken pursuant to this

authorization, amend the bylaws to reflect the new capital and generally do everything necessary.

In all cases subject to compliance with the laws and regulations in force when the options are granted.

The Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – will report to each Annual Shareholders' Meeting on the transactions carried out under this authorization.

This authorization is given for a period of thirty-eight months from the date of this Meeting.

Twenty-fifth resolution

(Authorization given to the Management Board to grant shares without consideration to officers and employees of the Company and its subsidiaries and affiliates)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings, and having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with articles L.225-197-2 *et seq.* of the French Commercial Code:

■ To authorize the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – to grant to officers and employees of the Company, as defined in article L.225-197-1 of the French Commercial Code, and its subsidiaries and affiliates, as defined in article L.225-197-2 of said Code, on one or several occasions, existing or new shares of the Company without consideration.

■ That the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – shall draw up the list of recipients of the grants, as well as the conditions and criteria for making said grants.

■ That the total number of shares granted without consideration under this resolution may not represent more than 0.5% of the Company's issued capital as of the date of this Meeting; furthermore, that the sum of the shares that may be subscribed or purchased on exercise of options granted under the twenty-fourth resolution and the shares that may be granted without consideration under this resolution may not represent more than 3% of the Company's capital.

■ That rights to said shares shall vest after a period of no less than two years, conditional on the achievement of the operating margin and revenue targets set by the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors –, and that the vesting period shall be followed by a two-year lock-up period. The Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – may extend the vesting period or the lock-up period at its discretion.

■ To authorize the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – to adjust the number of shares in the case of any corporate actions, in order to prevent any dilution of beneficiaries' rights.

■ That new shares granted to employees and officers without consideration will be paid up by capitalizing retained earnings, profit or additional paid-in capital; consequently, shareholders automatically waive their right to the portion of retained earnings, profit or additional paid-in capital that may be capitalized to pay up any new shares issued under this resolution.

■ That this authorization is given for a period of 38 months from the date of this Meeting.

Shareholders give full powers to the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – to carry out, directly or through a representative, any and all formalities required to use this authorization, and, where necessary, to adjust the number of shares to take into account the effects of any corporate actions, to place on record the capital increase or increases undertaken pursuant to this authorization, amend the bylaws to reflect the new capital and generally do everything necessary.

Twenty-sixth resolution

(Issuance of shares to employees who are members of a Corporate Savings Plan)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings, having considered the report of the Board of Directors and the Auditors' special report, resolves, pursuant to articles L.443-1 et seq. of the French Labor Code and L.225.129-6 and L.225-138-1 of the French Commercial Code, and in accordance with said Commercial Code, subject to approval of the seventh resolution above:

■ To give the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – a five-year authorization from the date of this Meeting to increase the share capital on one or several occasions, at its discretion, by issuing shares and share equivalents to the members of a Corporate Savings Plan set up by French or foreign related companies, in accordance with Article L.225-180 of the French Commercial Code and Article L.444-3 of the French Labor Code. The maximum nominal amount by which the capital may be increased may not exceed 5% of the issued capital as of the date on which this authorization is used.

■ To set the maximum discount at which shares may be offered under the Corporate Savings Plan at 15% of the average of the opening prices quoted for Schneider Electric shares on Euronext Paris over the twenty trading days preceding the date on which the decision is made to launch the employee share issue. However, the General Meeting specifically authorizes the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – to reduce the above discount, within legal and regulatory limits.

■ That in the case of an issue of share equivalents, the characteristics of these securities will be determined in accordance with the applicable regulations by the Management Board or – if the seventh resolution of this Meeting is not adopted – by the Board of Directors.

□ That shareholders shall waive their pre-emptive right to subscribe the share equivalents to be issued under this authorization as well as the shares issued directly or indirectly on redemption, conversion, exchange or exercise of share equivalents, together with any rights to shares or share equivalents attributed in application of this resolution.

□ That the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – shall have full powers to use this authorization, including the powers of delegation provided for by law, subject to the limits and conditions described above. In particular, the Board shall have full powers to:

- Decide the characteristics of the securities to be issued, the amounts of the issues, the issue price, the subscription date or period, the terms and conditions of subscription, payment and delivery of the securities, as well as the cum-dividend or cum-interest date, subject to compliance with the applicable laws and regulations.
- Place on record the capital increases corresponding to the aggregate par value of the shares subscribed directly or on redemption, conversion, exchange or exercise of share equivalents.
- Where appropriate, charge the share issue costs to the related premiums and credit all or part of the remaining premiums to the legal reserve as needed in order to raise this reserve to one-tenth of the new capital after each increase.
- Enter into any and all agreements, carry out any and all operations and formalities, directly or through a representative, including the formalities related to the capital increase and the corresponding amendment of the bylaws, and generally do whatever is necessary.
- Generally, enter into any and all underwriting or other agreements, take any and all measures and perform any and all formalities related to the issue, quotation and servicing of the securities issued under this authorization and the exercise of the related rights.

Twenty-seventh resolution

(Issuance of shares to entities set up to hold shares on behalf of employees)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings and having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with articles L.225-129 to L. 225-129-2 and L. 225-138-1 of the French Commercial Code:

1 - To give the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – an eighteen-month authorization to increase the share capital on one or several occasions, at its discretion, by issuing shares to the persons falling into the category defined below. Said shares will rank *pari passu* with existing shares. The maximum nominal amount by which the capital may be increased may not exceed 0.5% of the issued capital as of the date of this Meeting. The amount of any capital increase carried out under this authorization shall be deducted from the aggregate amount by which the capital may be increased under the twelfth resolution of the Annual and Extraordinary Shareholders' Meeting of May 12, 2005 and the twenty-sixth resolution of this Meeting.

2 - To waive shareholders' pre-emptive right to subscribe shares issued under this resolution to the following category of beneficiaries: all incorporated and unincorporated entities governed by French or foreign law created at the request of a company belonging to the Schneider Electric Group, in order to enable said entities to subscribe Schneider Electric shares as permitted under any applicable foreign law, for the purpose of a stock purchase plan set up for employees of the Schneider Electric Group.

3 - That the issue price of shares issued under this resolution will be set by the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – based on the price quoted for the Company's shares on the Eurolist market of Euronext Paris. At the discretion of the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – said price will be equal to either (i) the closing price of the Company's shares quoted on the trading day preceding the decision of the Management Board – or, if the seventh resolution of this Meeting is not adopted, of the Board of Directors – setting the issue price, or (ii) the average of the opening prices quoted for the Company's shares over the twenty trading days preceding the decision of the Management Board – or, if the seventh resolution of this Meeting is not adopted, of the Board of Directors – setting the issue price. When setting the issue price for these shares, the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – may apply a maximum discount of 15% to the quoted price of Schneider Electric shares as determined in accordance with either (i) or (ii) above. The discount will be determined by the Management Board – or, if the seventh resolution of this Meeting is not adopted, by the Board of Directors – taking into consideration any specific foreign legal, regulatory or tax provisions which may apply to any beneficiary entity governed by foreign law.

4 - That the Management Board – or, if the seventh resolution of this Meeting is not adopted, the Board of Directors – shall have full powers to use this authorization as provided for by law, including the powers of delegation, subject to the limits and conditions described above.

Twenty-eighth resolution

(Powers)

The General Meeting gives full powers to the bearer of a copy or extract of the minutes of the meeting to carry out all legal filing and other formalities.

4 Auditors' report on the report of the Chairman of the Board of Directors

Auditors' report on the report of the Chairman of the Board of Directors drawn up in application of the final paragraph of Article L.225-235 of the French Commercial Code *(Code de Commerce)* and concerning internal control procedures related to the establishment and processing of accounting and financial information

Free translation of the original report in French

To the shareholders,

In our capacity as Statutory Auditors of Schneider Electric SA (the Company) and as required by Article L.225-235 of the French Commercial Code *(Code de Commerce),* we hereby present our report on the report prepared by the Chairman of the Board of Directors of the Company in accordance with Article L.225-37 of the Code de Commerce for the year ended December 31, 2005.

In his report, the Chairman of the Board of Directors is required to comment on the conditions applicable for the preparation and organization of the work carried out by the Board of Directors and the internal control procedures implemented within the Company.

Our responsibility is to report to shareholders our comments on the information contained in the Chairman's report concerning the internal control procedures related to the preparation and processing of accounting and financial information.

We performed our work in accordance with professional standards in France. Those standards require that we perform procedures to verify the information provided in the Chairman's report on the internal control procedures covering the preparation and processing of accounting and financial information.

In particular, we have examined the objectives and general organization of the Company's internal control system and the internal control procedures covering the preparation and processing of accounting and financial information, as described in the Chairman's report. We have also examined the underlying documents.

Based on our procedures, we have no comments to make on the information provided concerning the Company's internal control procedures covering the preparation and processing of accounting and financial information, as contained in the report of the Chairman of the Board of Directors, prepared in accordance with the final paragraph of Article L.225-37 of the Code de Commerce.

Paris and Neuilly Sur Seine, February 16, 2006

The Statutory Auditors

Mazars & Guérard Mazars	Barbier Frinault & Autres Ernst & Young
Pierre Sardet	Christian Chochon
Jean-Louis Simon	Pierre Jouanne

Attestation

Person responsible for the registration document

Henri Lachmann, Chairman and Chief Executive Officer

Attestation by the person responsible for the registration document

I hereby declare that, having taken all reasonable care to ensure that such is the case, the information contained in the registration document is, to the best of my knowledge, in accordance with the facts and contains no omission likely to affect its import.

I obtained a statement from the Statutory Auditors at the end of their engagement affirming that they have read the whole of the registration document and examined the information about the financial position and the historical accounts contained therein.

The Statutory Auditors' reports on the historical information presented in the registration document are provided on pages 125 and 136 of the said document. The Auditors did not have any matters to report concerning this data and did not qualify their opinion.

Rueil-Malmaison, March 27, 2006

Chairman and Chief Executive Officer

Henri Lachmann

Schneider Electric SA

Headquarters
43-45, boulevard Franklin-Roosevelt
F-92500 Rueil-Malmaison (France)
Tel. : +33 (0) 1 41 29 70 00
Fax : +33 (0) 1 41 29 71 00
Internet : www.schneider-electric.com

Incorporated in France
with issued capital of €1 812 953 816
Registered in Nanterre, RCS 542 048 574
Siret no. 542 048 574 01775

Printed on paper made from
100% recycled fibers, 100% chlorine free.
All production waste has been recycled.

Maquette J. Grison / Photos : Véronique Vedrenne - Alain Aubert (Le Figaro) - Gettyimages - Corbis / Impression Telliez

April 2006